Total Pages 281
Exhibit Index at p. 100

SIGNED COPY

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Amendment No. 1 to
Form 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Diamond Heroes of Southeast Michigan, Inc.

(Exact Name of Issuer as Specified in its Charter)

Michigan	**7990**	**26-4513466**
(State or Other Jurisdiction of Incorporation or Organization)	*(Primary Standard Industrial Classification Code Number)*	*(I.R.S. Employer Identification Number)*

Diamond Heroes of Southeast Michigan, Inc.
277 Summit Drive
Waterford, MI 48328
(248) 681-0700
(Address, including zip code, and telephone number, including area code of Issuers principal executive offices)

Robert A. Hilliard, President
Diamond Heroes of Southeast Michigan, Inc.
277 Summit Drive
Waterford, MI 48328
(248) 681-0700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael T. Raymond, Esq.
DICKINSON WRIGHT PLLC
301 E. Liberty Street, Suite 500
Ann Arbor, MI 48104

The approximate date of commencement of the proposed sale to the public: As soon as practicable following qualification for exemption with the Commission and effectiveness in the State of Michigan.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

Item 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors:

Robert A. Hilliard
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 4976 Spring Meadow Drive, Clarkston, MI 48348

Timothy L. Nick
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 30 Dover Road, Waterford Township, MI 48328

Dr. Othman Kadry
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 263 Pine Ridge Drive, Bloomfield Hills, MI 48304

Peter Comstock Riley
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 772 Lakeland Street, Grosse Point, MI 48230

Steve Wylie
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 6065 Middle Lake Road, Clarkston, MI 48346

Timothy D. Birtsas
Business: 277 Summit Drive, Waterford, MI 48328
Residential: P.O. Box 96, Clarkston, MI 48347

Carol Ann Arvan
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 326 East 5th Street, Royal Oak, MI 48067

(b) the issuer's officers:

Robert A. Hilliard, President, Chief Executive Officer, and Chief Operating Officer
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 4976 Spring Meadow Drive, Clarkston, MI 48348

Timothy D. Birtsas, Executive Vice President
Business: 277 Summit Drive, Waterford, MI 48328
Residential: P.O. Box 96, Clarkston, MI 48347

Peter Comstock Riley, Vice President
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 772 Lakeland Street, Grosse Point, MI 48230

Timothy L. Nick, Vice President
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 30 Dover Road, Waterford Township, MI 48328

Steve Wylie, Treasurer and Chief Financial Officer
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 6065 Middle Lake Road, Clarkston, MI 48346

Carol Ann Arvan, Secretary
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 326 East 5th Street, Royal Oak, MI 48067

(c) the issuer's general partners:

Not Applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

Timana, LLC (controlled by Helen Shadi)
Business: 12121 Wilshire Boulevard, Suite 1400
Los Angeles, California 90025
Residential: Not Applicable

V/Gladieux Enterprises, Inc. (controlled by Timothy Gladieux)
Business: 3400 Executive Parkway, Toledo, Ohio 43606
Residential: Not Applicable

Summit West Investments, LLC (controlled by Othman Kadry)
Business: 263 Pine Ridge Drive, Bloomfield Hills, MI 48304
Residential: Not Applicable

Ride the Wave Indy Baseball, LLC (controlled by Robert A. Hilliard)
Business: 277 Summit Drive, Waterford, MI 48328
Residential: Not Applicable

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:

Dr. Othman Kadry, Director of Issuer, beneficial owner through Summit West Investments, LLC, Summit North Investments, LLC and ODK Investments, LLC

Business: Not Applicable
Residential: 263 Pine Ridge Drive, Bloomfield Hills, MI 48304

Robert A. Hilliard as Manager of Ride the Wave Indy Baseball LLC

Business: 277 Summit Drive, Waterford, MI 48328
Residential: 4976 Spring Meadow Drive, Clarkston, MI 48348

Note: Othman Kadry, Timothy Nick, Timothy Birtsas, George Shaieb, or entities they control, are also members of Ride the Wave Indy Baseball, LLC.

(f) promoters of the issuer:

Robert A. Hilliard, President, Chief Executive Officer, and Chief Operating Officer

Business: 277 Summit Drive, Waterford, MI 48328
Residential: 4976 Spring Meadow Drive, Clarkston, MI 48348

Timothy D. Birtsas, Executive Vice President

Business: 277 Summit Drive, Waterford, MI 48328
Residential: P.O. Box 96, Clarkston, MI 48347

Peter Comstock Riley, Vice President

Business: 277 Summit Drive, Waterford, MI 48328
Residential: 772 Lakeland Street, Grosse Point, MI 48230

Timothy L. Nick, Vice President

Business: 277 Summit Drive, Waterford, MI 48328
Residential: 30 Dover Road, Waterford Township, MI 48328

Steve Wylie, Treasurer and Chief Financial Officer

Business: 277 Summit Drive, Waterford, MI 48328
Residential: 6065 Middle Lake Road, Clarkston, MI 48346

Carol Ann Arvan, Secretary

Business: 277 Summit Drive, Waterford, MI 48328
Residential: 326 East 5th Street, Royal Oak, MI 48067

(g) affiliates of the issuer:

The following are wholly owned subsidiaries of, and are controlled by, the issuer:

SEMI-DH Professional Baseball, LLC
Business: 277 Summit Drive, Waterford, MI 48328
Residential: Not Applicable

Summit Diamond Sports and Entertainment, LLC
Business: 277 Summit Drive, Waterford, MI 48328
Residential: Not Applicable

OC CruiserWear, LLC
Business: 277 Summit Drive, Waterford, MI 48328
Residential: Not Applicable

Cruisers Academies and Camps, LLC
Business: 277 Summit Drive, Waterford, MI 48328
Residential: Not Applicable

Cruisers Sports Consulting, LLC
Business: 277 Summit Drive, Waterford, MI 48328
Residential: Not Applicable

SEMI-DH Summer Collegiate Baseball, LLC
Business: 277 Summit Drive, Waterford, MI 48328
Residential: Not Applicable

(h) counsel to the issuer with respect to the proposed offering:

Michael T. Raymond, Esq.
Business: Dickinson Wright PLLC, 301 E. Liberty Street
Suite 500, Ann Arbor, MI 48104
Residential: 39636 Glenview Court, Northville, Michigan 48168

(i) each underwriter with respect to the proposed offering:

Not Applicable

(j) the underwriters directors:

Not Applicable

(k) the underwriters officers:

Not Applicable

(l) the underwriter's general partners:

Not Applicable

(m) counsel to the underwriter:

Not Applicable

Item 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to the disqualification provisions of Rule 262.

Item 3. Affiliate Sales

Not Applicable

Item 4. Jurisdiction in which Securities are to be Offered

(a) List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities will be offered for sale only in the State of Michigan, where they will be registered by qualification.

The securities will be offered through the selling efforts of the following officers, directors and key employees of the Company:

Robert A. Hilliard, President, Chief Executive Officer, and Chief Operating Officer
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 4976 Spring Meadow Drive, Clarkston, MI 48348

Timothy D. Birtsas, Executive Vice President
Business: 277 Summit Drive, Waterford, MI 48328
Residential: P.O. Box 96, Clarkston, MI 48347

Peter Comstock Riley, Vice President
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 772 Lakeland Street, Grosse Point, MI 48230

Timothy L. Nick, Vice President
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 30 Dover Road, Waterford Township, MI 48328

Steve Wylie, Treasurer and Chief Financial Officer
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 6065 Middle Lake Road, Clarkston, MI 48346

Carol Ann Arvan, Secretary
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 326 East 5th Street, Royal Oak, MI 48067

The Company intends to publicize its Offering by developing appropriate tombstone advertisements (to be filed and pre-approved by the SEC) for placement with Oakland County and Detroit metro area newspapers, radio stations, online media and Michigan Live, and through direct mail/e-mail solicitations.

The Company will also place copies of the tombstone advertisements in the Midwest Sliders' game-day scorecard and make in-game public announcements regarding the availability of Offering Circulars to Michigan residents.

Finally, the Company will have an enlarged copy of the tombstone posted in its Oakland County Cruisers Baseball Academy and have a request for information booklet available for individuals to sign and provide their address as well as proof of Michigan residency in order to receive a copy of the Offering Circular.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) (1) the name of issuer:

A) Baseball Heroes of Oakland County, L.P.
B) Diamond Heroes of Southeast Michigan, Inc.

(2) the title and amount of securities issued:

A) Baseball Heroes of Oakland County, L.P. (the "Partnership") issued 53.735 units of limited partnership interest and 5.0 units of general partnership interest in late 2007 and early 2008 (the "Initial Partnership Offering").

B) The Partnership offered rescission to all investors who participated in the Initial Partnership Offering on February 28, 2009 (the "Rescission Offer"). All investors in the Initial Offering rejected the Rescission Offer effective March 31, 2009.

C) Diamond Heroes of Southeast Michigan, Inc. (the "Corporation") offered 269,123.77 shares of its common stock to the Partnership in exchange for all of the assets and liabilities of the Partnership on March 31, 2009 ("Stage I Conversion Offer).

D) The Partnership, after transferring its assets and acquiring the stock of the Corporation, distributed all 269,123.77 shares of Diamond Heroes' stock to its general and limited partners on a pro rata basis at the rate of 4,583 shares for each unit of partnership interest on March 31, 2009 ("Stage II Conversion Offer").

(3) the aggregate offering price or other consideration for which they were issued and the basis for computing the amount thereof:

A) The Initial Partnership Offering was made for $2,936,750. Each partnership unit (limited and general) was valued at $50,000 and the Partnership sold 58.735 units.

B) The Rescission Offer resulted in no new money. Rather the Partnership offered to refund all consideration paid by the investors to the Partnership for the subscription of partnership interests plus accrued interest at the rate of six percent (6%) per year from the original issuance date.

C) Pursuant to the Stage I Conversion Offer, the Partnership contributed all of its assets and liabilities to the Corporation in exchange for 269,123.77 shares of the Corporation's stock. The General Partner of the Partnership and the Board of Directors of the Corporation, in consultation with an independent financial adviser, determined that the Partnership's assets less liabilities were valued at $2,936,750.

D) The Stage II Conversion Offer resulted in no new money. Rather, the Partnership distributed all of the common stock of the Corporation that it held to the partners on a pro rata basis at the rate of 4,583 shares for each unit of partnership interest.

(4) the names and identities of the persons to whom the securities were issued:

	Offering			
Equity Holder	**Initial Partnership Offering**	**Rescission Offer**	**Stage I Conversion Offer** (Shares of Corporate Stock)	**Stage II Conversion Offer** (Shares of Corporate Stock)
Baseball Heroes of Oakland County, LP	N/A	N/A	269,123.77	N/A
Timana, LLC	16.785 LP Units	Rejected	N/A	76,908.87
V/Gladieux Enterprises, Inc.	5.00 LP Units	Rejected	N/A	22,910.00
Summit West Investments, LLC	6.00 LP Units	Rejected	N/A	27,492.00
Hoffman Brothers, LLC	2.00 LP Units	Rejected	N/A	9,164.00
Robert A. Hilliard	2.30 LP Units	Rejected	N/A	10,538.60
Warpat Investments, LLC	2.00 LP Units	Rejected	N/A	9,164.00
Steven S. Wylie	2.00 LP Units	Rejected	N/A	9,164.00
George Anthony Shaieb	2.00 LP Units	Rejected	N/A	9,164.00
Team Shaieb, LLC	0.60 LP Units	Rejected	N/A	2,749.20
Peter C. Riley	2.00 LP Units	Rejected	N/A	9,164.00
Joseph Dietz	1.00 LP Unit	Rejected	N/A	4,582.00
Richard D. Kuhn and Sally S. Kuhn, jointly	1.00 LP Unit	Rejected	N/A	4,582.00
FX Architecture, LLC	1.00 LP Unit	Rejected	N/A	4,582.00
McCarthy & Smith, Inc.	1.00 LP Unit	Rejected	N/A	4,582.00

Dr. Alvin Hollenberg Revocable Trust	0.60 LP Units	Rejected	N/A	2,749.20
ODK Investments, LLC	0.50 LP Units	Rejected	N/A	2,291.00
More Baseball Heroes of Oakland County, LLC	2.76 LP Units	Rejected	N/A	12,646.32
William J. Flavin	0.50 LP Units	Rejected	N/A	2,291.00
Caryl R. Hilliard	0.50 LP Units	Rejected	N/A	2,291.00
Michael L. Duff	0.25 LP Units	Rejected	N/A	1,145.50
Betty L. Schuster Trust	0.50 LP Units	Rejected	N/A	2,291.00
Nowak & Fraus, LLC	0.20 LP Units	Rejected	N/A	916.40
J&D Equities LLC	1.11 LP Units	Rejected	N/A	5,086.02
Timothy L. Nick	0.13 LP Units	Rejected	N/A	595.66
Summit North Investments, LLC	2.00 LP Units	Rejected	N/A	9,164.00
Ride the Wave Indy Baseball, LLC	5.00 GP Units	Rejected	N/A	22,910.00

(b) Unregistered securities of the issuer issued to any director, officer, promoter, principal security holder or underwriter that were sold within one year of the proposed offering:

Each of the following officers and directors has been issued those securities in the Company in the amounts and types indicated in the table immediately above.

Robert A. Hilliard, Director, President, CEO, COO
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 4976 Spring Meadow Drive, Clarkston, MI 48348

Timothy L. Nick, Director and Vice President
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 30 Dover Road, Waterford Township, MI 48328

Dr. Othman Kadry Director
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 263 Pine Ridge Drive, Bloomfield Hills, MI 48304

Dr. Kadry holds 50% voting control of Summit West Investments, LLC and Summit North Investments, LLC. Dr. Kadry's spouse holds the remaining 50% voting control. Dr. Kadry also has a controlling interest in ODK Investments, LLC. We have attributed beneficial ownership of the Shares of the Company held by Summit West Investments, LLC, Summit North Investments, LLC and ODK Investments, LLC to Dr. Kadry.

Peter Comstock Riley, Director and Vice President
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 772 Lakeland Street, Grosse Point, MI 48230

Steve Wylie, Director, CFO and Treasurer
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 6065 Middle Lake Road, Clarkston, MI 48346

Carol Ann Arvan, Director and Secretary
Business: 277 Summit Drive, Waterford, MI 48328
Residential: 326 East 5th Street, Royal Oak, MI 48067

Carol Ann Arvan holds 50% ownership and voting control of FX Architecture, LLC. Ms. Arvan's spouse holds the remaining 50% ownership and voting control. We have attributed beneficial ownership of the Shares of the Company held by FX Architecture to Ms. Arvan.

Timothy D. Birtsas, Executive Vice President
Business: 277 Summit Drive, Waterford, MI 48328
Residential: P.O. Box 96, Clarkston, MI 48347

Timothy D. Birtsas owns 20% of the membership units in Ride The Wave Indy Baseball, LLC. The other members, either directly or through entities they control, are Robert A. Hilliard, who owns 40% of the membership interests and is also the managing member, Dr. Othman Kadry and Timothy L. Nick, who each own 13.6% of the membership interests, and George Shaieb, who owns 12.8% of the membership interests. Robert A. Hilliard, as manager, holds the right to vote and dispose of the Shares of the Company held by Ride the Wave Indy Baseball, LLC. As such, beneficial ownership of such Shares has been attributed to Mr. Hilliard.

(c) Section of the Securities Act relied upon for exemption from registration:

The Rescission Offer, in which the Partnership offered rescission to all investors who participated in the Initial Partnership Offering, relied upon Section 4(2) and Rule 506 of Regulation D. Offers and sales were made without general solicitation to 28 non-accredited investors (who alone or with their purchaser representatives were sophisticated) and 29 accredited investors. A disclosure document complying with Rule 502(b) was furnished to all offerees and a Form D was timely filed with the Commission.

The Stage I Conversion Offer, in which the Corporation offered 269,123.77 shares of its common stock to the Partnership in exchange for all of the assets and liabilities of the Partnership, relied upon Section 4(2) and Rule 506 of Regulation D. An Offer and sale was made without general solicitation to a single sophisticated, non-accredited investor. A disclosure document complying with Rule 502(b) was furnished to the offeree and a Form D was timely filed with the Commission.

The Stage II Conversion Offer, in which the Partnership, after transferring its assets and acquiring the stock of the Corporation, distributed all 269,123.77 shares of Diamond Heroes' stock to its general and limited partners on a pro rata basis at the rate of 4,583 shares for each unit of partnership interest, also relied upon Section 4(2) and Rule 506 of Regulation D. Offers and sales were made without general solicitation to the same 28 non-accredited investors (who alone or with their purchaser representatives were sophisticated) and 29 accredited investors. A disclosure document complying with Rule 502(b) was furnished to all offerees and a Form D was timely filed with the Commission.

Item 6. Other Present or Proposed Offerings

The Company anticipates that it will need to raise an additional six million dollars beyond the maximum proceeds of this Offering to fund its proposed construction of a 4,000 seat baseball stadium in Waterford Township, Michigan. The Company may raise these funds through a Rule 506 equity or a convertible debt, or high-yield bond offering to institutional investors. The Company has retained a registered broker-dealer firm, Leonard & Company, to assist on a "best efforts basis" with this private placement.

Item 7. Marketing Arrangements

Not Applicable

Item 8. Relationship with Issuer of Experts Named in Offering Statement

Not Applicable

Item 9. Use of Solicitation of Interest Document

The issuer has not used a publication authorized by Rule 254 prior to the filing of this notification.

PART II – OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

PRELIMINARY OFFERING CIRCULAR DATED AUGUST 20, 2009

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

(a Michigan Corporation)
277 Summit Drive, Waterford, MI 48328
(248) 681-0700

500,000 Shares of Common Stock

$10 Per Share/$1,000 per Unit

Diamond Heroes of Southeast Michigan, Inc., (the "Company") owns and operates the Midwest Sliders, an independent professional baseball team in the Frontier League, presently playing in Ypsilanti, Michigan. The Company plans to construct a new 4,000 seat stadium for the team in Waterford Township Michigan, where the team will be relocated and operated as the Oakland County Cruisers for the 2011 season, and possibly the 2010 season if the Company is able to accelerate construction of the stadium. In order for the Company to complete construction of the stadium for the 2011 season as planned, the Company must raise approximately $6 million beyond the Maximum Offering (defined below). The Company plans to raise these additional funds through commercial financing and/or institutional debt or equity placements.

We are offering (the "Offering") 500,000 shares of our no par value common stock (the "Shares") sold in units of 100 Shares each (a "Unit") at a price of $10.00 per Share (or $1,000 per Unit minimum subscription). We may, in our sole discretion, accept subscriptions for partial Units of 50 Shares each, provided the minimum subscription of one Unit is made. The Offering is a direct placement offering. See "PLAN OF DISTRIBUTION."

OUR SHARES ARE NOT TRADED ON ANY MARKET. AN INVESTMENT IN OUR SHARES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION. SEE "RISK FACTORS" AND "DILUTION."

	Price to Investors(1)	Underwriting Discount and Commissions(2)	Proceeds to Company(3)
Per Share	$ 10.00	$0	$ 10.00
Total Minimum	$1,250,000	$0	$1,250,000
Total Maximum	$5,000,000	$0	$5,000,000

(1) Our minimum Offering is 125,000 Shares or 1,250 Units (the "Minimum Offering") and our maximum Offering is 500,000 Shares or 5,000 Units (the "Maximum Offering"). Our Offering will be continued until the earlier of the date the Maximum Offering is sold or , 2010 (the first anniversary of the date of the Offering Circular). Until the Minimum Offering is sold, subscription proceeds will be deposited into an escrow account established with JP Morgan Chase, N.A., Waterford, Michigan. Your funds will be returned promptly, together with any interest earned thereon, and without deduction of any of our expenses, if our Minimum Offering is not reached. Our officers, directors and principal shareholders will be permitted to purchase Shares on the same terms as the public in this Offering in an aggregate amount not to exceed $750,000 or 750 Units. Any shares so purchased will count toward the Minimum Offering.

(2) The Shares will be offered and sold directly by the Company; however, the Company has reserved the right to offer the Shares, in whole or in part, through FINRA member broker-dealers, or other persons to whom payment of commissions or fees is permitted under applicable laws, for a commission of up to 8% of the purchase price of the Shares sold.

(3) Before deducting legal, accounting and other miscellaneous expenses and fees related to our Offering estimated to be $300,000.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

OUR OFFERING HAS BEEN REGISTERED UNDER THE SECURITIES LAWS OF MICHIGAN AND OUR SHARES MAY BE SOLD ONLY IN THAT STATE. REGISTRATION OF THIS OFFERING BY THE STATE OF MICHIGAN DOES NOT CONSTITUTE A RECOMMENDATION OF THIS OFFERING BY THE ADMINISTRATOR. EACH INVESTOR SHOULD MAKE AN INDEPENDENT DECISION AS TO WHETHER THE OFFERING MEETS THE INVESTOR'S INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE. THE ADMINISTRATOR HAS NOT CONFIRMED THE TRUTHFULNESS OF THIS OFFERING CIRCULAR. ANY REPRESENTATIONS MADE BY THE ISSUER CONTRARY TO THIS LEGEND ARE ILLEGAL

The Offering will commence as soon as practicable following qualification for exemption with the Commission and effectiveness in the State of Michigan.

The Date of this Offering Circular is , 2009

Planned Stadium Construction
Diamond at the Summit



The foregoing is an architectural rendering of the proposed 4,000 seat stadium planned to be constructed in Waterford Township, Michigan. The actual stadium may differ from the proposed stadium in material ways and the proposed stadium may not be constructed. See "RISK FACTORS," "USE OF PROCEEDS," and "DESCRIPTION OF BUSINESS."

THERE IS NO PUBLIC MARKET FOR OUR SECURITIES. YOU SHOULD BE PREPARED TO BEAR THE ECONOMIC RISK OF AN INVESTMENT IN OUR SHARES FOR AN INDEFINITE PERIOD OF TIME. IN MAKING AN INVESTMENT DECISION RELATING TO OUR SHARES, YOU SHOULD RELY PRINCIPALLY ON THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR. YOU MAY ALSO ASK QUESTIONS OF AND REQUEST ADDITIONAL INFORMATION FROM OUR OFFICERS AND DIRECTORS. WE HAVE NOT AUTHORIZED ANYONE OTHER THAN OUR OFFICERS AND DIRECTORS TO PROVIDE YOU WITH ADDITIONAL INFORMATION. WE ARE OFFERING TO SELL OUR SHARES AND SEEKING OFFERS TO BUY OUR SHARES ONLY IN THE STATE OF MICHIGAN.

STATE NOTICES:

Michigan Residents:

AN OFFERING STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE MICHIGAN DEPARTMENT OF ENERGY, LABOR AND ECONOMIC GROWTH -- OFFICE OF FINANCIAL AND INSURANCE REGULATION -- DIVISION OF SECURITIES. REGISTRATION OF THIS OFFERING BY THE STATE OF MICHIGAN DOES NOT CONSTITUTE A RECOMMENDATION OF THIS OFFERING BY THE ADMINISTRATOR. EACH INVESTOR SHOULD MAKE AN INDEPENDENT DECISION AS TO WHETHER THE OFFERING MEETS THE INVESTOR'S INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE. THE ADMINISTRATOR HAS NOT CONFIRMED THE TRUTHFULNESS OF THIS OFFERING CIRCULAR. ANY REPRESENTATIONS MADE BY THE ISSUER CONTRARY TO THIS LEGEND ARE ILLEGAL.

TABLE OF CONTENTS

Attachments

SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary does not contain all of the information that you should consider before investing in our Shares. You should read the entire Offering Circular carefully, especially the risks of investing in our Shares discussed under "Risk Factors." Unless otherwise indicated, the terms "Company" and "Diamond Heroes" refer to Diamond Heroes of Southeast Michigan, Inc. and its predecessor, Baseball Heroes of Oakland County, L.P. and the terms "we," "us" and "our" refer to the Company.

Our Company. The Company owns and operates the Midwest Sliders, an independent professional baseball team in the Frontier League. During the next 12 months, and for the 2009 Frontier League season, the Midwest Sliders are leasing Oestrike Stadium on the campus of Eastern Michigan University in Ypsilanti, Michigan, where the ball club is currently playing 45 home games.

Diamond Heroes is planning to construct a 4,000 seat professional baseball stadium and entertainment venue in Waterford Township, Oakland County, Michigan on an 11.2-acre parcel of real property at the intersection of Summit Drive and Mall Drive East for the 2011 season. Following completion of construction, Diamond Heroes plans to relocate the Midwest Sliders team to the new stadium where the team will play as the Oakland County Cruisers (the "Cruisers").

In order to complete the stadium as planned, the Company must raise approximately $6 million beyond the Maximum Offering and is taking steps to do so through commercial financing and/or institutional debt or equity placements. In the event the Company raises at least the Minimum Offering, but is unable to raise the Maximum Offering and/or is unable to obtain the necessary supplemental financing to construct the 4,000 seat stadium as planned, the Company plans to either scale-back the size of the stadium or to forego construction of the stadium and make improvements to Oestrike Stadium. These alternative plans are detailed in the sections entitled "USE OF PROCEEDS" and "DESCRIPTION OF BUSINESS".

The Company hopes to accelerate its planned construction of the stadium to the 2010 season. In order to do so, the Company would have to raise the Maximum Offering and approximately $6 million in supplemental financing by October 1, 2009. In the event that the Company is unable to do so however, it will be able to proceed with its alternative plans discussed in the sections entitled "USE OF PROCEEDS" and "DESCRIPTION OF BUSINESS".

While the Company intends for the Cruisers to function as the stadium's anchor tenant, the Company's business plans also call for as many as 60 high school and college baseball and softball games during April and May, country, oldies and R&B concerts, ethnic food festivals, exhibitions, and events for the performing arts when the Cruisers are on the road during June, July and August; corporate events and fundraisers in September and October, and public skating and recreational adult ice hockey from mid-November through mid-March.

The Company also owns and operates the Oakland County Cruisers Baseball Academy. The Academy opened its doors on March 3, 2009, and includes a dedicated softball batting cage and three baseball batting cages that feature the latest IRON MIKE™ pitching machines; two professional hitting and pitching tunnels for individual and group instruction; a soft-toss area; baseball and softball apparel and equipment outlet; lounge and a bank of vending machines for soups, sandwiches, snacks and drinks.

The Company's ultimate business plan is divided into six segments, each of which is housed by a limited liability operating company that is wholly owned by the Company. Two of the Company's six segments are currently active, SEMI-DH Professional Baseball, LLC, which operates the baseball team, as discussed above, and Cruisers Academies and Camps, LLC, which operates the Baseball Academy, also discussed above.

The remaining business segments, which are not yet operational, consist of: Summit Diamond Sports and Entertainment, LLC, which will operate the Company's stadium once it has been constructed; OC CruiserWear, LLC, which will operate the Company's merchandizing operations; SEMI-DH Summer Collegiate Baseball, LLC, which will operate the company's summer collegiate league baseball team; and Cruisers Sports Consulting, LLC, which will provide professional sports franchise consulting services.

The Company's principal executive offices are located at 277 Summit Drive, Waterford, Michigan 48328, and its telephone number is 248-681-0700. The Company's world wide web site address is http://www.cruisersbaseball.com.

Our Offering. We are offering up to 500,000 Shares of no par value common stock in Units of 100 Shares each at a purchase price of $10.00 per Share (or $1,000 per Unit). We may, in our sole discretion, accept subscriptions for partial Units of 50 Shares each, provide the minimum subscription of one Unit is made. The Shares have voting rights and are entitled to dividends when declared by our Board of Directors. Pursuant to Regulation A of the Securities Act of 1933, as amended, the Company has filed an Offering Statement with the Securities and Exchange Commission ("SEC"). Regulation A exempts the Company from filing a registration statement with the SEC, if certain conditions are met. The Offering is being qualified with the State of Michigan. There are no restrictions on the resale or transferability of the Shares (unless our Shares are purchased by affiliates of our Company, such as our officers, directors or principal shareholders, in which case restrictions will apply). However, there presently is no public market for our Shares nor do we expect that any such market will develop in the near future. Until our Minimum Offering is sold, subscription proceeds will be deposited into an escrow account established with JP Morgan Chase Bank, NA, Waterford, Michigan. See "PLAN OF DISTRIBUTION."

Use of Proceeds. We intend to use the net proceeds of our Offering (assuming the entire Offering is sold) for stadium construction costs ($2,975,000), debt reduction ($900,000 thousand), improvements to Oestrike Stadium ($125,000) and general corporate purposes, including working capital ($700,000). See "USE OF PROCEEDS."

Risk Factors and Dilution. An investment in our Shares is speculative and involves a high degree of risk and immediate and substantial dilution. See "RISK FACTORS".

Summary Selected Financial Data. The summary selected financial information set forth below is derived from and should be read in conjunction with our audited financial statements for the fiscal year ended December 31, 2008, including the notes thereto, and our unaudited financial statements for the five-month period ended May 31, 2009, appearing as Exhibits A and B to this Offering Circular, respectively. See "SELECTED FINANCIAL DATA" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

For the fiscal year ended December 31, 2008

Total Income	$ 178,521
Cost of Goods Sold	337,507
Gross Profit (Loss)	158,986
General and Administrative Expenses	(544,616)
Operating Income (Loss)	(421,390)
Other Expenses	(4,474)
Net Income (Loss)	$(425,864)

For the five-month period ended May 31, 2009

Total Income	$ 44,604
Cost of Goods Sold	101,885
Gross Profit (Loss)	(57,281)
General and Administrative Expenses	(127,550)
Operating Income (Loss)	(184,831)
Other Expenses	(45,504)
Net Income (Loss)	$(230,335)

SINGLE STATE REGISTRATION

Only residents of Michigan, the state in which the Shares have been qualified for sale under applicable state securities laws, may purchase Shares in our Offering. Each prospective investor will be required to execute a Subscription Agreement which, among other things, requires the prospective investor to certify his or her state of residence. If you are a resident of a state other than Michigan, you will not be permitted to invest.

RISK FACTORS

AN INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK AND, THEREFORE, SHOULD BE CONSIDERED EXTREMELY SPECULATIVE. PERSONS WHO CANNOT AFFORD THE POSSIBLE LOSS OF THEIR ENTIRE INVESTMENT SHOULD NOT INVEST. PROSPECTIVE INVESTORS SHOULD CONSIDER THE FOLLOWING RISK FACTORS, WHICH, IN THE OPINION OF MANAGEMENT OF THE COMPANY, CONSTITUTE ALL OF THE MATERIAL RISK FACTORS REGARDING AN INVESTMENT IN THE COMPANY:

(1) **The Company has a limited operating history that can be used to evaluate the Company**. The Company was formed on October 1, 2007, and only began operations in early 2008. The likelihood of the Company's success must be considered in light of the challenges and complications frequently encountered by a small developing company starting a new business enterprise, the competitive environment in which the Company will operate, and the macro-economic issues confronting the United States. Due to this limited operating history, the Company cannot assure you that its business will be profitable or that the Company will ever generate sufficient revenues to meet our expenses and support our anticipated activities.

(2) **The Company may require additional financing to achieve our short-term business objectives and our inability to obtain such financing could prohibit us from executing our business plan**. The Company will need to raise approximately $6 million beyond the Maximum Offering issuance of debt and/or sale of equity to complete construction of the 4,000 seat stadium in Waterford Township for the 2011 season as currently planned. In the event that the Company is unable to raise the necessary funds through a combination of this Offering and the supplemental financing, however, the Company has developed two contingency plans. The first contingency plan, to be used if the Company is able to raise at least $7 million through a combination of this Offering and supplemental financing, is to construct a scaled-back, 2,500-seat version of the stadium. The second contingency plan, to be used if the Company is able to raise at least the Minimum Offering, but unable to raise at least $7 million through a combination of this Offering and the supplemental financing, is to make improvements to Oestrike Stadium instead of constructing the stadium in Waterford Township. See "RISK FACTOR #26," "DESCRIPTION OF BUSINESS-PLANS FOR STADIUM CONSTRUCTION AND FINANCING" and "USE OF PROCEEDS." The Company cannot provide any assurance that additional financing will be available to us or, if available, that such financing will be on terms favorable to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividends, liquidation preferences, or other terms. Capital requirements to implement our business strategy will be significant. If the Company is unable to obtain required financing on reasonable terms, the Company could be forced to delay or scale back its business plan. In addition, such inability to obtain financing on reasonable terms could have a material adverse effect on our

business, operating results or financial condition. If the Company sells and issues additional common shares or preferred shares, your interest in the Company will be diluted. The degree of dilution you experience may be substantial. We are not required to obtain your consent before seeking additional financing or issuing additional shares. In addition, we may decide to implement an equity-based compensation plan, such as a stock option plan, to attract and retain qualified personnel. This plan would further dilute your ownership interest in the Company.

(3) **The construction of a home stadium in Waterford Township for our baseball team may not materialize and, therefore, the Company's future financial performance may be negatively affected.** Our anticipated future growth and estimated operating results are based in large part upon the assumption that the Company will build the 4,000 seat home stadium for our baseball team to begin play in 2011 in Waterford Township, Michigan. Although the Company has taken initial steps toward formulating a financing and development strategy for the 4,000 seat stadium, including purchasing land upon which the stadium could be constructed and securing all government approvals for such construction, there can be no assurance that adequate construction financing will be obtained. Should the Company be unable to build the 4,000 seat stadium and, as a result, has to revert to a downsized 2,500 seat stadium or to making improvements to Oestrike Stadium, the Company's actual growth and operating results could be materially and adversely affected. Potential risks include decreased revenues due to lower stadium capacity and/or a change in market demographics if the team is permanently located at Oestrike Stadium in Ypsilanti, Michigan.

(4) **There are a number of industry and macro-economic factors beyond the Company's control that could adversely affect its profitability.** The Company's business may be affected by factors inherent in the entertainment and sports industries and outside our control, including: adverse changes in national, regional or local economic or market conditions; weather conditions; increased costs of labor (including increases in the minimum wage); increased utility, maintenance, insurance and travel costs; increases in the number and proximity of competitors; changing customer spending priorities; changing demographics, and changes in government regulations. None of these factors can be predicted with any meaningful degree of certainty, and any one or more of these factors could have a material adverse effect on the Company's financial condition and operating results.

(5) **The Company's customers will be geographically concentrated in Southeast Michigan and a further or sustained economic downturn in this geographic area could adversely affect the Company's revenues.** Currently the Company's customers are expected to be residents of Washtenaw County, Michigan and the immediately surrounding areas. If the Company is successful in building a stadium for the team in Waterford Township, Michigan, most of our customers are expected to be residents of Oakland, Macomb, Genesee, Wayne and Washtenaw Counties in Southeast Michigan. Like many areas throughout the country, this region has experienced a significant economic downturn recently,

including very high unemployment. A further deterioration in the regional economy or other significant adverse events in this region could have a material adverse effect on the Company's financial condition and operating results.

(6) **The Company's success will be dependent on entertainment value and team performance**. The Company's financial results and the value of the team will depend in large part on the continuing success of the Frontier League as a whole and on the ability of the Company's game-day staff to entertain fans. Poor in-game promotions, high ticket prices and inflated food and beverage concession costs to the fans are likely to adversely affect revenue and income. Fielding a quality team between the foul lines also will be an important factor. Providing a quality product on the field will depend, in large part, on the Company's ability to develop, sign and retain talented players. The Company competes with other professional baseball teams for qualified players. There can be no assurance that the Company will be able to retain players or identify and obtain new players of adequate talent to replace players who are injured, traded or released. Even if the Company is able to retain or obtain players who have had successful amateur careers or have had experience in MLB-affiliated Minor League Baseball, there can be no assurance of the quality of their performance for the Company's team.

(7) **A decline in the popularity of professional baseball could have a negative impact on the Company's economic performance**. The popularity of professional sports, in general, and professional baseball, in particular, is important to the Company's operating results and the long-term value of the Company's team. A substantial decline in the popularity of professional baseball, whether as a result of increases in the popularity of other professional sports or the emergence of new spectator sports, could have a material adverse effect on the Company's business, operating results or financial condition and the value of your equity interest in the Company.

(8) **Changes in Frontier League policies could negatively affect the Company and its equity holders**. By virtue of the Company's team's membership in the Frontier League, the Company is bound by a number of rules, regulations, guidelines, directives, policies and agreements of the Office of the Commissioner, Frontier League owners/directors and Frontier League Bylaws. Any change to these governing documents will be binding upon us, regardless of whether the Company agrees with such changes, and it is possible that any such change could adversely affect the Company and its equity holders. Either (a) the amendment of an existing governing document or adoption of a new governing document, or (b) future actions of the Office of the Commissioner could have a material adverse effect on the value of the Company's team or the value of your equity interest in the Company.

(9) **The Company will compete for entertainment and advertising dollars with other sports, entertainment and recreational activities in Southeast Michigan**. During portions of the team's baseball season, the Company will experience competition from Major League Baseball (the Detroit Tigers) and WNBA basketball (the Detroit Shock). The Company also will compete for attendance and advertising revenue with a range of other entertainment (movie

theatres, concert venues and special events such as the Woodward Dream Cruise and Quake on the Lake) and recreational activities (boating, fishing, golf, etc.) available in southeastern Michigan. Many competitors, both actual and potential, are considerably larger than the Company and have substantially greater financial and other resources, including established market share. There can be no assurances, therefore, that the Company will be able to effectively compete in the marketplace.

(10) **In executing its business plan, the Company may emphasize the creation of long-range value and customer loyalty over the realization of short-term profitability.** The Company's primary business objective is to increase the long-range value of the Company. The Company believes that maintaining the team's success, outside of the foul lines as well as between the foul lines, is essential to achieving this objective. Therefore, pricing policies in the areas of admissions, advertising and concessions may be geared toward building long-range fan and business advertising loyalty as opposed to maximizing short-term profit margins. Similarly, developing a team capable of competing year-in and year-out may receive a higher priority than winning "at all costs" in any particular year. In short, efforts to improve the Company's revenue, income and on-field performance from period to period may be secondary to actions the Company believes will enhance long-range value. However, there can be no assurance that any actions the Company takes to increase long-range value will be successful.

(11) **Directors' compensation may be fixed by the Board of Directors.** Currently, the Company's directors are serving without compensation for their services. However, the Company's bylaws provide that the directors may be entitled to such compensation as is determined from time to time by the Board of Directors.

(12) **The Company's successful operation is highly dependent upon a few key personnel and loss of those key personnel could adversely affect the Company's financial performance.** The Company's success is highly dependent upon the efforts of its president and director of team personnel, Robert A. Hilliard, who now devotes all of his professional time to the Company and is responsible for overall operations. The loss of his services or certain other key personnel could have a material adverse effect on the Company's financial condition and operating results. The Company's success is also dependent upon the Company's ability to hire and retain qualified marketing and other skilled operations personnel. In this regard, the Company entered into an employment contract with Eric Coleman to serve as the Manager and Director of Player Development for the Company's team on January 20, 2008. The term of the contract is for the 2008, 2009 and 2010 seasons with a one-year mutual option for the 2011 season. The Company also entered into a one-year contract with Tim Birtsas, a former MLB pitcher, to serve as the team's Executive Vice President of Business Development. However, there can be no assurance that the Company will be able to hire and retain other necessary personnel. Other than Mr. Coleman, Mr. Birtsas and Mr. Hilliard (who is operating under a three-year contract) the Company presently has not entered into additional employment agreements with the Company's executive officers, nor does the Company

anticipate that the Company will enter into such agreements in the foreseeable future. Many of the Company's key officers, including Vice President Peter Comstock Riley, Vice President Timothy L. Nick, and Treasurer and Chief Financial Officer Steve Wylie, and Secretary Carol Ann Arvan, serve on a part-time basis. The Company does not maintain key-man life insurance on Mr. Hilliard or any other key personnel, nor does the Company anticipate obtaining such insurance in the foreseeable future.

(13) **Your rights and ability to recover against the directors and officers of the Company may be limited, and the directors and officers may be indemnified by the Company.** You will have limited rights to recover against directors of the Company for breach of fiduciary duty, and significant indemnification claims made by officers and directors may have a material adverse effect on the Company's liquidity and financial sources. As permitted by the Michigan Act, the Company's Articles of Incorporation limit the personal liability of the Company's directors to the Company or the Company's shareholders for monetary damages for breach of fiduciary duty as a director except for liability in four specific instances: (a) any breach of the director's duty of loyalty to the Company or its shareholders, (b) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (c) unlawful payments of dividends or unlawful stock purchases or redemptions as provided in Section 551 of the Michigan Act, or (d) any transaction pursuant to which the director derived an improper personal benefit. As a result of the foregoing charter provisions and Michigan law, you may have limited rights to recover against directors for breach of fiduciary duty. Also, the Company's Bylaws provide for indemnification of the Company's directors, officers, employees and agents to the fullest extent permissible under Michigan law, provided such person(s) are deemed to have acted in a non-negligent manner, in good faith and in a manner believed by them to be in the best interests of the Company. Significant indemnification claims, if properly made, may have a material adverse effect on the Company's liquidity and financial resources. See "INDEMNIFICATION AND LIABILITY LIMITATIONS OF DIRECTORS AND OFFICERS."

(14) **Certain transactions between the Company and various affiliated parties may involve a conflict of interest**. The Company, has entered into certain transactions with affiliated parties in connection with the ownership, operation and management of the Company which may involve potential conflicts of interest. The Company believes that none of the transactions described below, nor any future transaction between the Company and affiliated or related persons were, or will be, on terms more favorable to the affiliated or related party than that which could be obtained in an arm's length transaction with an unaffiliated or unrelated party. Such transactions include, but are not limited to:

(a) **The Company acquired the site of future stadium from a company that is now a shareholder of the Company and that shareholder holds a mortgage on the stadium site.** In July of 2008, the Company acquired an 11.2-acre parcel of real property located at the northwest corner of Summit Drive and Mall Drive East in Waterford Michigan, Timana, LLC

("Timana"), upon which it intends to construct a 4,000 seat baseball stadium. The purchase price for the real property was $1,678,500, and was paid as follows: (i) $90,000 in cash, (ii) a promissory note in the original principal amount of $749,250, and (iii) 79,908.87 Units of the limited partnership interests of the Partnership (now 76,908.87 shares of common stock in the Company) which the parties agreed had a transaction value of $839,250 (or $50,000 per unit). Timana currently holds 29% of the outstanding shares of common stock of the Company. Pursuant to the terms of the Real Estate Purchase Agreement, the Company is prohibited from transferring the real property without the consent of Timana.

(b) **The Company has entered into an exclusive concession services contract with a shareholder of the Company.** The Company has entered into Concession Services Contract with V/Gladieux Enterprises, Inc. ("V/Gladieux"). The term of the contract commences on May 1, 2009 and continues through April 30, 2016. Upon mutual agreement, the term may be extended for up to 3 additional one year periods. Pursuant to the terms of the contract, the Company granted V/Gladieux the exclusive right to furnish and operate all food and beverage concessions in the areas within, and proximate to, the stadium for all events sponsored by the Company. The Company is entitled to 34% of V/Gladieux's gross receipts from concessions sales, and 18% from gross receipts of catering, picnics and suites. If the contract is terminated for any reason (other than a breach of contract by V/Gladieux) during the initial seven year term, the Company agreed to pay V/Gladieux the un-depreciated amount of V/Gladieux's total investment in the new equipment installed in the stadium; provided, however, V/Gladieux's total investment in new equipment can not exceed $250,000. V/Gladieux owns 22,910.00 shares (8.5%) of the common stock of the Company. V/Gladieux is beneficially owned and controlled by Timothy Gladieux.

(c) **The Company entered into a Preconstruction Skybox Lease Commitment with one of its shareholders.** On February 21, 2008, the Company entered into a Preconstruction Skybox Lease Commitment with V/Gladieux for a one-half share of one of seven skyboxes at the stadium. The term of the agreement is for seven years, beginning at the start of the 2009 season and concluding at the end of the 2015 season. The fee to V/Gladieux for the Skybox lease is $10,000 plus $2,080 for seating (16 seats at $5/seat per game multiplied by 26 home games). The lease is not assignable by V/Gladieux unless all skyboxes are under lease and the new lessee is approved by the Company. V/Gladieux owns 22,910.00 shares (8.5%) of the common stock of the Company. V/Gladieux is beneficially owned and controlled by Timothy Gladieux.

(d) **The Company borrowed funds from a related party to build its Oakland County Cruisers Baseball Academy; that loan is secured by a lien on the proceeds of this offering and the Company's team.** On November 11, 2008, the Company executed and delivered a line of credit promissory note in the face amount of $350,000 for the benefit of Kadry Property Management, LLC, a Michigan limited liability company ("KPM"). The Company has borrowed, and currently has outstanding, all $350,000 under that line of credit. The outstanding amount borrowed accrues interest at the rate 8% per annum. The entire principal balance, plus all accrued and unpaid interest, under the promissory note is due on July 31, 2009. However, Kadry Property Management and the Company entered into an agreement whereby the Company has been permitted to delay payment until the earlier of December 31, 2009, or the date the Minimum Offering Proceeds from this Offering are released from escrow. KPM is owned by Dr. Othman Kadry, a director of the Company. KPM is affiliated through common ownership by Dr. Kadry, with Summit West Investments, LLC, Summit North Investments, LLC, and ODK Investments, LLC. Dr. Kadry beneficially owns a total of 38,947 Shares or 14.47% of the outstanding Shares of common stock of the Company. The promissory note is secured by a lien on the Baseball Academy, the team's membership interest in the Frontier League and the proceeds of this Offering.

(e) **The Company entered into a lease with a related party to house its Oakland County Cruisers Baseball Academy.** On May 29, 2008, the Company entered into a Commercial Lease with Summit West Investments, LLC for the purpose of using the leased premises, which are located at 277 Summit Drive, Waterford, Michigan, as a baseball academy and sporting goods store. The term of the lease commenced on June, 1, 2008 and terminates on May 31, 2018. Rent for the leased premises is $12,146.00 per month for the first 2 years of the lease term, $14,576.00 per months for the third through sixth years of the lease term, and $17,005.00 for the seventh through tenth years of the lease term. Common area maintenance charges are included in the listed rent amounts. Summit West Investments, LLC currently holds 27,492 shares (10.2%) of common stock in the Company and its beneficial owner and principal, Dr. Othman Kadry is a member of the Company's Board of Directors. Through the various entities he controls, Dr. Kadry is the beneficial owner of 38,947 Shares or 14.47% of the outstanding Shares of common stock of the Company.

(f) **The Company hired a related party to build-out the Oakland County Cruisers Baseball Academy.** Pursuant to the terms of a letter agreement, dated October 24, 2008, the Company awarded Ross Homes, Inc. with a contact to furnish the materials and labor required to renovate such leased premises for $222,900. Mr. Pat Ross, a principal of Ross Homes, Inc., owns 9.164 shares (3%) of common stock in the Company.

(g) **The Company has borrowed operating funds from Robert A. Hilliard, Director, Officer and shareholder of the Company.** As of December 31, 2008, the Company owed Robert Hilliard, Director and Chief Executive Officer, $91,440.00 in reimbursements for unsecured advances that Mr. Hilliard made to the Company. These funds were originated through Mr. Hilliard's personal credit cards and were advanced by Mr. Hilliard to fund the ongoing operations of the team as a travel squad during the 2008 season. The Company is repaying these accounts directly to the credit card lenders and Mr. Hilliard is receiving no interest payments or other compensation for these unsecured advances.

(h) **The Company has borrowed operating funds from other Shareholders.** The Company received unsecured loans from 22 shareholders totaling approximately $210,000. The Company has used the proceeds of these loans to fund its operations. The loans bear interest at a rate of 8% per year (11% per year upon an event of default) and have terms of 180 days. The loans are detailed in the Section entitled "USE OF PROCEEDS – LEVEL TWO OFFERING."

(i) **The Company has entered into employment agreements with certain shareholders and directors.**

On July 20, 2008, the Company entered into an employment agreement with Robert Hilliard, pursuant to which Mr. Hilliard serves as President and Chief Operating Officer. Mr. Hilliard's compensation package includes a base salary of $3,000 per month, and certain other standard employee benefits for an employee with his responsibilities. See The agreement is scheduled to expire according to its terms on September 30, 2011. "REMUNERATION OF OFFICERS AND DIRECTORS." Mr. Hilliard owns directly owns 10,538.60 shares, or 3.9%, of the common stock in the Company. He is also the managing member of Ride the Wave Indy Baseball, LLC, which owns 22,910 shares, or 8.5%, of the of the common stock in the Company He is also a member of the Board of Directors.

On March 9, 2009, the company entered into a one-year contract with Timothy Birtsas to serve as Executive Vice President of Business Development. The contract provides for $24,000 in annual compensation, plus a 15% commissions on initial ticket and sponsorship sales and a 10% commission on renewal sales. Mr. Birtsas is also a Director of the Company.

Other directors and beneficial owners of the Company are serving on a part-time, volunteer basis as officers of the company, these include: Timothy Nick and Peter Comstock Riley, as Vice Presidents, Steve Wylie as Chief Financial Officer and Treasurer, and Carol Ann Arvan as Secretary.

For a complete discussion of compensation of officers and directors, see "REMUNERATION OF OFFICERS AND DIRECTORS"

(j) **The Company obtained commercial insurance coverage brokered through a related party**. The Company has obtained certain commercial insurance coverage brokered by The Huttenlocher Group, whose president is a shareholder of the Company.

(k) **The Company issued a promissory note in favor of legal counsel for services rendered in connection with this Offering.** The Company issued a junior secured promissory note to Dickinson Wright PLLC, its legal counsel, in the face amount of $264,772.41. The note has been issued in consideration for general corporate legal services and for legal services rendered in connection with this Offering by Dickinson Wright to the Company. The note bears interest at 3% per annum and matures on December 30, 2009. The note is secured by a junior lien on all Company assets. The majority of this note will be repaid through gross proceeds of this Offering. See "USE OF PROCEEDS."

For a full discussion of related party transactions, see "INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS".

(15) **There is no public market for our Shares, which will adversely affect your ability to liquidate your investment**. Prior to this Offering, there has not been any public market for our securities. There is presently no public market for our Shares (our only presently issued and outstanding class of securities), and there can be no assurance that a regular public trading market for our securities will develop or, if developed, will be sustained. We have not initiated any measures to facilitate such a market and have no present intention to do so. In the absence of a public market for our securities, you may be unable to liquidate your investment in the Company. See "PLAN OF DISTRIBUTION" and "DESCRIPTION OF CAPITAL STOCK."

(16) **The Company does not anticipate paying dividends in the near future, making an investment in the Shares ill suited for you if you require current dividends or distributions**. The Company has never paid a cash dividend or partnership distribution and it is unlikely that the Company will declare or pay cash dividends or distributions in the near future. The Company currently intends to retain its earnings, if any, for working capital to, among other things, expand the Company's business operations. Accordingly, an investment in the Company's securities may not be suitable if an investor anticipates the need for current dividends or distributions.

(17) **Future sales of Shares on the public markets could adversely affect the market price of the Shares**. After completion of this Offering, the Company will have Shares outstanding which will generally be "freely tradable" without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any Shares acquired by affiliates of the Company. Holders of the remaining Shares may be eligible to sell such shares

pursuant to Rule 144 ("Rule 144") under the Securities Act after prescribed holding periods and subject to conditions, including the manner of sale, volume, notice and information restrictions of Rule 144. Sales of substantial amounts of such Shares in the public market or the availability of such Shares for future sale could adversely affect the market price of the Shares and the Company's ability to raise additional capital at a price favorable to us.

(18) **Proceeds of the offering will be used to pay outstanding debt**. As of May 31, 2009, the Company had total current liabilities of $1,301,554. The Company plans to use a portion of the proceeds from this Offering to repay such outstanding debt. See "USE OF PROCEEDS". There can be no assurance that the Company's cash flow and available capital will permit it to repay such debts as they become due. If the Company is not able to repay such debts as they becomes due, the Company could face adverse financial consequences. See "MANAGEMENT'S DISCUSSION AND ANALYSIS."

(19) **We arbitrarily determined the offering price of our Shares.** Accordingly, the offering price does not necessarily reflect or relate to our assets, book value or financial condition, and may not be indicative of the actual value of the Company. See "DETERMINATION OF OFFERING PRICE."

(20) **Penny stock regulations may adversely affect your ability to liquidate your investment in the Shares.** If, in the future, a public market for our securities develops and our Shares become subject to the "penny stock rules" (adopted pursuant to Section 15(g) of the Securities Exchange Act of 1934), this would result in reduced levels of trading activity. The "penny stock rules" apply to companies whose common stock trades at less than $5.00 per share or whose tangible net worth is less than $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that broker-dealers who trade penny stocks on behalf of persons other than "established customers" complete certain documentation and take certain precautions before any penny-stock transaction can occur. Many broker-dealers consider these additional measures to be burdensome and elect not to trade penny stocks. Reduced trading activity in the secondary market, if it were to develop, may make it more difficult to liquidate your investment in the Shares.

(21) **The Company may be closely controlled, limiting your ability to control or direct the affairs of the Company**. The right to elect directors and to approve other matters submitted to a vote of the shareholders will rest with the holders of our Shares, a substantial portion of which may be held by certain members of management or the Board of Directors or affiliates of the Company. Consequently, your ability to control or direct the affairs of Company may be limited.

The following table depicts number and percentage of issued and outstanding Shares held by management, officers, directors and affiliates (a) given the sale of the Minimum and Maximum Offering amounts and (b) assuming that such persons as a group purchase the maximum number of Shares they are permitted to purchase in this Offering (*i.e.*, 75,000 Shares).

Minimum Offering		Maximum Offering	
Number Shares	Percentage of Shares	Number of Shares	Percentage of Shares
170,901.26	43.36	170,901.26	22.22

(22) **The Shares you purchase may be subject to immediate dilution.** The Shares purchased by investors in our Offering will be subject to immediate dilution in the amount of approximately $2.49 and $4.85 per Share or 24.9% and 48.5% respectively, assuming the Maximum Offering and Minimum Offering, in the net book value per Share. Dilution represents the difference between the price of the Shares purchased by investors in our Offering and the pro forma net tangible book value per Share after our Offering. The Shares do not have preemptive rights and, as a result, the Shares may be subject to further dilution in the future in the event we issue additional securities. See "DILUTION."

(23) **We will likely use Offering proceeds to cover operational losses for at least the 2009 and 2010 Seasons.** The Company plans to operate the Midwest Sliders for at least the 2009 season and most likely the 2010 season at Oestrike Stadium in Ypsilanti. Ypsilanti is a new market for the Sliders and the Company's preferred plan is to house the Sliders only temporarily in Ypsilanti. See "DESCRIPTION OF BUSINESS." Moreover, Oestrike stadium currently has only 1,313 seats and is not on par with other ball parks in the Frontier League. These factors, combined with the fact that we are operating in a time of significant economic uncertainty, have combined to result in home game attendance levels for the Sliders that are substantially below Frontier League averages. As a result, the Company will likely be required to use proceeds from the Offering to fund operational losses. See "MANAGEMENT'S DISCUSSION AND ANALYSIS."

(24) **The Company may issue preferred stock that has preferential voting, dividend and liquidation rights over the Shares.** The Company is authorized to issue 100,000 shares of preferred stock. While there are no present plans to do so, the preferred stock may be issued by the Company's Board of Directors in one or more series, from time to time, with varying voting powers, dividend and liquidation rights as determined by the Company's Board of Directors. Potentially, these preferred shares could have preferential dividend and liquidation rights over the Shares. In other words, holders of our Shares would receive dividend payments only after payment of dividends to the preferred stockholders. Similarly, in the event of liquidation, dissolution of winding up of the Company, holders of our Shares would received only remaining assets of the Company

following payment and satisfaction of all the Company's liabilities and satisfaction of any requirements to any preferred stockholders. Finally, the Articles of Incorporation allow for holders of our Shares to have one vote per Share at shareholders meetings. However holders of the Shares would not be entitled to vote at meetings or upon issues restricted to preferred shareholders.

(25) **The Company's team motor coach has been pledged as security for a loan from Clarkston State Bank.** The Company uses a motor coach to transport its players and staff to away games. The motor coach was purchased using the proceeds from a $29,400 loan from Clarkston State Bank. The loan bears interest at a rate of 9%, matures on May 13, 2013 and is secured by a lien on the motor coach. In the event the Company were to default on the loan to Clarkston State Bank, the Company could lose use of the motor coach and be required to find alternative means of transportation for the team.

(26) **The Company's contingency plan to make improvements to Oestrike Stadium may not materialize.** The Company's second contingency plan, to be used if the Company is able to raise at least the Minimum Offering, but unable to raise at least $7 million through a combination of this Offering and the supplemental financing, is to make improvements to Oestrike Stadium instead of constructing the stadium in Waterford Township. The Company has not made a proposal to, nor reached an agreement with, Eastern Michigan University regarding improvements to Oestrike Stadium. The Company believes that any such improvements would be welcomed by Eastern Michigan University as a gift, but can give no assurance that such improvements will be permitted or that its lease of Oestrike Stadium will be extended. See "DESCRIPTION OF BUSINESS—PLANS FOR STADIUM CONSTRUCTION AND FINANCING."

(27) **The Company must raise at least the Minimum Offering, or must raise equivalent funds through other sources, or the Company will likely be unable to continue as a going concern beyond December 31, 2009.** The Company has incurred substantial losses from operations, and, as of December 31, 2008, the Company's current liabilities exceeded its current assets by $665,842. These factors raise substantial doubt about the Company's ability to continue as a going concern should the Company fail to raise the Minimum Offering or equivalent funds from other sources. See EXHIBIT A "AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008."

(28) **The Company may be in default of its obligations to Timana, which could result in a loss of its stadium property and other assets.** The Company issued a Promissory Note in the face amount of $749,250, dated August 18, 2008, in favor of Timana, LLC in connection with its acquisition of real property upon which the Company intends to construct a stadium. The Note bears interest at the rate of seven percent (7%) per annum and provides that Diamond Heroes is obligated to pay to Timana monthly payments of $8,699.43 commencing on September 19, 2008, and continuing for 10 years and is secured by a mortgage on the stadium property and a lien against the Company's assets. The note bears

interest at the rate 7% per annum, has a maturity date of May 1, 2018, and is payable in 120 equal monthly installments of $8,699.43. Beginning in March of 2009, the Company failed to make payments under the note. However, on August 13, 2009, Timana and the Company entered into an agreement whereby the Company has been permitted to delay monthly payments due under the promissory note until the earlier of December 31, 2009, or the date the Minimum Offering Proceeds from this Offering are released from escrow. Timana's agreement to extend the deadline for payment and waive past payment defaults is conditioned upon the Company's commitment to pay all outstanding monthly payments from Offering Proceeds. By December 31, 2009, the Company will owe approximately $90,000 for monthly payments owed from March 2009 through December 2009. The Company has also failed to make advance escrow tax deposits as required under a mortgage to Timana issued in connection with the note. Timana is the Company's largest shareholder, and we would not expect Timana to foreclose on this basis. However, if Timana were to declare a default based on these unmade escrow deposits, Timana could foreclose upon the stadium property and other Company assets. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

FORWARD LOOKING STATEMENTS

We have made various statements in this Offering Circular which constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statements. These factors include, among other things, those listed under "RISK FACTORS" and elsewhere in this Offering Circular. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

The following table sets forth the intended use and priority of use of net proceeds of this Offering under three distinct scenarios, referred to as "Offering Levels." Each of the three Offering Levels is discussed in detail below.

The amounts shown are net of expenses of the Offering; which we estimate will total $300,000. Our offering expenses consist of: $250,000 in legal fees; $15,000 in Offering Circular production and printing costs; $5,000 for developing a secure section on the Company Web site to host the Offering Circular; $15,000 in media buys, $10,000 in direct marketing and $5,000 in tombstone poster production to advertise the Offering.

	Level One Offering ($1,250,000) (% of Gross Proceeds)	**Level Two Offering ($1,250,000 to $3,000,000) (% of Gross Proceeds)**		**Level Three Offering ($3,000,000 to $5.000,000) (% of Gross Proceeds)**	
Gross Proceeds	$1,250,000	$1,250,000+	$3,000,000	$3,000,000+	$5,000,000
Net Proceeds From Offering	$950,000 (76%)	$950,000 (76%)	$2,700,000 (90%)	$2,700,000 (90%) to	$4,700,00 (94%)
Oestrike Stadium/EMU Renovations	$125,000 (10%)	$125,000 (10%)	$250,000 (8%)	$125,000 (4%)	$125,000 (3%)
Debt Reduction	$540,000 (43%)	$540,000 (43%)	$900,000 (30%)	$900,000 (30%)	$900,000 (18%)
Working Capital	$285,000 (23%)	$285,000 (23%)	$450,000 (15%)	$450,000 (15%)	$700,000 (14%)
Diamond at The Summit New Construction	$0 (0%)	$0 (0%)	$1,100,000 (37%)	$1,100,000 (37%)	$2,975,000 (60%)

Level One Offering

Raising the minimum offering of $1,250,000 (a "Level One Offering") will first enable us to use $125,000 to make improvements to Oestrike Stadium on the campus of Eastern Michigan University, thereby providing the potential for increased attendance. The planned improvements would include: (a) the addition of two bleacher sections, increasing seating capacity from 1,313 to 2,000; (b) the addition of a large party tent and a dozen picnic tables, providing an area to offer groups for pre-game and in-game parties; (c) the purchase of two premium portable food & beverage concession stands as additional points of sale; and (d) the renovation of restroom facilities.

Next, we plan to use $540,000 of proceeds from a Level One Offering to reduce the Company's indebtedness by an equivalent amount. The following paragraphs detail the indebtedness to be discharged, the creditor to whom it is owed, the uses to which the indebtedness has been placed, and the order of priority in which the indebtedness will be discharged.

First, the Company will discharge a $350,000 loan borrowed from Kadry Property Management, LLC pursuant the terms of a promissory note dated November 11, 2008.

Proceeds from the loan were used to build out the Baseball Academy and for operation of the Baseball Academy. The loan bears interest at a rate of 8% per annum and was due on July 31, 2009. However, Kadry Property Management and the Company entered into an agreement whereby the Company has been permitted to delay payment until the earlier of December 31, 2009, or the date the Minimum Offering Proceeds from this Offering are released from escrow. Kadry Property Management is owned by Dr. Othman Kadry, a director of the Company. Kadry Property Management is also affiliated, through common ownership by Dr. Kadry, with Summit West Investments, LLC, Summit North Investments, LLC and ODK Investments, LLC, all of which own Shares in the Company. As a result, Dr. Kadry, beneficially owns a total of 38,947 Shares or 14.47% of the outstanding Shares of common stock of the Company. The promissory note is secured by a lien on the Baseball Academy, the team's membership interest in the Frontier League and the proceeds of this Offering.

Second, the Company will discharge a $90,000 debt owed to Timana, LLC. The Company issued a promissory note in the original principal amount of $749,250 to Timana, LLC in partial payment for acquisition of a 11.2 acre parcel upon which the Company intends to construct a baseball stadium. The note bears interest at the rate 7% per annum., has a maturity date of May 1, 2018, and is payable in 120 equal monthly installments of $8,699.43. Beginning in March of 2009, the Company failed to make payments under the note. However, on August 13, 2009, Timana and the Company entered into an agreement whereby the Company has been permitted to delay monthly payments due under the promissory note until the earlier of December 31, 2009, or the date the Minimum Offering Proceeds from this Offering are released from escrow. Timana's agreement to extend the deadline for payment and waive past payment defaults is conditioned upon the Company's commitment to pay all outstanding monthly payments from Offering Proceeds. By December 31, 2009, the Company will owe approximately $90,000 for monthly payments owed from March 2009 through December 2009. The Company has also failed to make advance escrow tax deposits as required under a mortgage to Timana issued in connection with the note. Timana is the Company's largest shareholder, and we would not expect Timana to foreclose on this basis. However, if Timana were to declare a default based on these unmade escrow deposits, Timana could foreclose upon the stadium property and other Company assets. Timana currently holds 76,908.87 Shares (28.50%) of the outstanding common stock of the Company.

Third, the Company plans to repay approximately $100,000 borrowed from People's National Bank ("PNB") as of May 31, 2009, an unrelated third party, from the proceeds of the Level One Offering. The borrowed funds are part of a CD loan program that PNB implemented for the Company. Under the CD loan program, depositors may open CDs at PNB and pledge their CD deposits as collateral for loans made by PNB to the Company. The Company is able to borrow dollar for dollar against the CD deposits at 2% above the CD rate. As of May 31, 2009, the Company had borrowed approximately $100,000, which accrues interest at 4.490%. The Company is required to make monthly interest only payments on the amounts borrowed. The current note is scheduled to mature on May 15, 2010.

As of May 31, 2009, funds borrowed by the Company under the PNB loan program were secured by deposits made by Michael L. and Sharon Duff, and Caryl R. Hilliard. Michael L. Duff owns 1,145.5 Shares (.4%) of the outstanding common stock of the Company. Caryl R. Hilliard owns 2,291 Shares (.9%) of the outstanding common stock of the Company.

Following the foregoing debt reduction, we plan to use the remaining $285,000 of net proceeds for working capital. The Company plans to use $210,000 of the working capital to operate the Midwest Sliders of Ypsilanti for the 2010 season and $75,000 to add a children's party area and audio-visual equipment for instructional and entertainment purposes to the Oakland County Cruisers Baseball Academy.

Under a Level One Offering, no portion of the proceeds would be used for the Company's planned construction of the Diamond at The Summit in Waterford, Oakland County ("Diamond at the Summit").

Level Two Offering

In the event we are able to raise between $1,250,000 and $3,000,000 (a "Level Two Offering"), we first plan to dedicate proceeds to those uses specified under a Level One Offering. As proceeds increase within the Level Two Offering range, we will next make an additional $125,000 in improvements to Oestrike Stadium. These additional improvements will include the construction of fixed concessions stands in lieu of mobile concessions units, and the addition of backs to bleachers in covered seating areas. We may elect not to make the planned improvements to Oestrike, depending upon whether we determine that the Ypsilanti-Ann Arbor market should continue to be at least an intermediate-term home for the Midwest Sliders. Factors that will weigh into our decision on whether to remain in Ypsilanti on an interim basis will include the level of fan support we are able to build in Ypsilanti and the availability of alternative home field locations closer to Oakland County. Proceeds that are not used for improvements to Oestrike Stadium will be reallocated to working capital.

As Offering proceeds continue to increase within the Level Two range, we would next dedicate up to an additional $360,000, for a total of $900,000, to debt reduction. The following paragraphs provide details concerning the additional indebtedness to be discharged under a Level Two Offering:

Under a Level Two Offering, we would first discharge those debts specified above under a Level One Offering, totaling $540,0000. Next, we would discharge approximately $58,000 in Company credit card debt. As of May 31, 2009, the Company had an approximately $58,000 balance on Company credits cards. As the result of negotiations with the credit card lenders, these loans bear interest at reduced rates of between 0% and 12.99% per annum and require repayment over terms varying between 12-60 months. If the Company were to default on its repayment obligations, these rates of interest could increase and/or the repayment terms could be accelerated. These credit card loans were used to fund the Company's operation of the Midwest Sliders as a travel squad during the 2008 Frontier League season.

Next, the Company would discharge an approximately $92,000 balance on lines of credit provided by Robert A. Hilliard from his personal credit card accounts to the Company, all of which were used to fund the operations of the Midwest Sliders as a travel team during the 2008 Frontier League season. As the result of negotiations with the credit card lenders, these loans bear interest at reduced rates of between 0% and 12.99% per annum and require repayment over terms varying between 12-60 months. If the Company were to default on its repayment obligations, these rates of interest could increase and/or the repayment terms could be accelerated. Mr. Hilliard is president, CEO, COO and a director of the Company and a direct and beneficial shareholder of 33,448.6 Shares (12.43%) of the outstanding common stock of the Company. The Company is repaying these accounts directly to the credit card lenders and Mr. Hilliard is receiving no interest payments or other compensation for these unsecured advances.

Lastly, the Company would discharge approximately $210,000 in unsecured loans from certain shareholders, vendors, and other persons. During late 2008, the Company received unsecured loans from 22 persons totaling approximately $210,000. The Company has used the proceeds of these loans to fund its operations. The loans bear interest at a rate of 8% per year (11% per year upon an event of default) and have terms of 180 days. Many of the these lenders have approached management on an unsolicited basis inquiring if the Company might accept the surrender of their notes in consideration for a stock subscription of like value. To the extent such loans are surrendered for subscriptions in the Shares, offering proceeds would not be required to repay the loans. Any offering proceeds freed up due to conversion of debt into equity will be committed to working capital. The loans are detailed in the table on the following page:

Lender	**Issue Date**	**Principal Amount of Funds**	**Maturity Date**
Linda French	12/18/08	$10,000.00	12/13/09
Kevin J. Hill	12/18/08	$5,000.00	12/13/09
Brian Robb	12/18/08	$10,000.00	12/13/09
Jocelyn Price	11/21/08	$600.00	12/16/09
Kim A. Buckey	11/14/08	$1,000.00	12/09/09
V/Gladieux Enterprises, Inc.	10/24/08	$10,000.00	12/18/09
Caryl Hilliard	09/23/08	$3,750.00	12/17/09
David Hilliard	09/23/08	$500.00	12/17/09
Booth Patterson, PC	09/15/08	$13,853.56	12/09/09
Joseph Dietz	09/15/08	$20,000.00	12/09/09
Peter C. Riley	08/30/08	$20,000.00	12/18/09
Jocelyn and Roger Price	08/28/08	$5,000.00	12/16/09
Russell A. Schulte	08/28/08	$3,000.00	12/16/09
Richard and Sally Kuhn	08/27/08	$10,000	12/15/09
Michael and Sharon Duff	08/25/08	$5,000.00	12/13/09

Lender	Issue Date	Principal Amount of Funds	Maturity Date
FX Architecture, LLC	08/22/08	$9,046.04	12/10/09
John Green	08/20/08	$1,000.00	12/13/09
Betty L. Schuster Trust	08/20/08	$5,000.00	12/13/09
Warpat Investment LLC	08/20/08	$25,000.00	12/13/09
ODK Investments LLC	08/18/08	$28,009.02	12/11/09
Robert and Judith Wallace	08/18/08	$2,000.00	12/11/09
Steve S. Wylie	08/14/08	$20,000.00	12/07/09
Steven S. Wylie	11/22/08	$900.00	12/17/09

Following the discharge of indebtedness outlined above, and as offering proceeds allow, up to an additional $165,000, for total of $450,000 would be committed to working capital. These additional working capital amounts would be divided equally (*i.e.* $55,000 each) among: (a) facility improvements to the Oakland County Cruisers; (b) apparel and sporting goods inventory for the Oakland County Cruisers Baseball Academy; and (c) a cash reserve for the Midwest Sliders' 2010 Frontier league season.

Finally, as Offering proceeds continue to increase within the Level Two Offering range, we will use up to $1,100,000 of offering proceeds for a down payment or other upfront financing for the construction of our stadium, Diamond at the Summit, in Waterford, Michigan. Ultimately, our ability to construct the Diamond at the Summit -- in either its 4,000 seat form, as currently planned, or the modified 2,500 seat stadium -- will depend upon our ability to secure supplemental financing beyond that raised by this Offering. For a discussion of the alternative stadiums and our plans to raise the required additional capital for stadium construction see "DESCRIPTION OF BUSINESS – PLANS FOR STADIUM CONSTRUCTION AND FINANCING".

Level Three Offering

In the event we are able to raise more than $3,000,000 and up to the Maximum Offering of $5,000,000 (a "Level Three Offering"), we plan, first, to use the proceeds as specified under a Level Two Offering. However, the amount committed to improvements to Oestrike Stadium under a Level Two Offering will be reduced from $250,000 to $125,000 and will consist of those improvements detailed under a Level One Offering. The return to this lower level of financing for improvements to Oestrike reflects our intent under a Level Three Offering to commit additional funds toward potential construction of the 4,000 or 2,500 seat stadium in Waterford Township, Michigan, as detailed below.

Next, as proceeds increase within the Level Three range, additional proceeds of up to $250,000 (for a total of $700,000) would be committed to working capital. The additional $250,0000 of working capital beyond a Level Two Offering would be used to cover up-front costs associated with debt financing, including fees of legal counsel and financial advisers, feasibility studies, environmental reports and other due diligence, as applicable.

Finally, under a Level Three Offering, up to $2.975 million would be allocated toward partial funding of construction of the Diamond at the Summit. As discussed, our ability to construct the Diamond at the Summit -- in either its 4,000 seat form, as currently planned, or the modified 2,500 seat form -- will depend upon our ability to secure supplemental financing beyond that raised by this Offering. For a discussion of the alternative stadiums and our plans to raise the required additional capital for stadium construction see "DESCRIPTION OF BUSINESS – PLANS FOR STADIUM CONSTRUCTION AND FINANCING".

DIVIDEND POLICY

We have not declared or paid cash dividends on our Shares. We intend to retain earnings for use and reinvestment in our business and do not anticipate paying cash dividends in the foreseeable future. The payment of future cash dividends on our Shares will be determined in the sole discretion of our Board of Directors and is expected to depend upon our earnings, financial condition, cash flows, capital requirements and other similar considerations our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2008:

	As of 12/31/2008
Short Term Debt	$718,352
Long-term Debt	$697,960
Common Stock, No Par Value, 1,000,000 Shares Authorized, 269,123.77 Shares Issued and Outstanding, Actual and 769,123.77 Shares Issued and Outstanding, As Adjusted	$2,936,750
Retained Earnings (Accumulated Deficit)	($425,864)
Additional Paid in Capital (Receivable)	($572,500)
Total Stockholders Equity (Deficit)	($1,938,386)
Total Capitalization	$3,354,698

DILUTION

As of December 31, 2008, our net tangible book value was $978,976 or $3.64 per Share. Net tangible book value represents the amount of our tangible assets less total liabilities. After giving effect to the sale of all of the Shares offered hereby, assuming the Maximum Offering is sold and after deducting other estimated Offering expenses, our pro forma net tangible book value at completion of the offering would be $7.51 per Share. This represents an immediate increase of $3.87 per Share to existing Shareholders and an immediate decrease (i.e., dilution) of $2.49 per Share to investors in this Offering.

The following table illustrates this dilution on a per Share basis:

	Maximum Offering	Minimum Offering
Offering Price Per Share	$10.00	$10.00
Net Tangible Book Value Per Share Before Offering	$3.64	$3.64
Increase in Net Tangible Book Value Per Share Attributable to New Investors	$3.87	$1.51
Net Tangible Book Value Per Share After Offering	$7.51	$5.15
Dilution Per Share for New Investors (in Dollars)	$2.49	$4.85
Dilution Per Share for New Investors (as a Percentage)	24.9%	48.5%

The following tables set forth the number of Shares owned by the existing Shareholders, the number of Shares to be owned by the new investors in this Offering (assuming the Maximum Offering and Minimum Offering is sold, respectively) and the total consideration paid by the existing Shareholders and to be paid by the new investors.

Maximum Offering					
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
Existing Shareholders	269,123.77	35%	$2,936,750	37%	$10.91
New Investors	500,000.00	65%	$5,000,000	63%	$10.00
Total	769,123.77	100%	$7,936,750	100%	-------
Minimum Offering					
	Shares Purchased		**Total Consideration**		**Average Price Per Share**
	Number	**Percent**	**Amount**	**Percent**	
Existing Shareholders	269,123.77	68%	$2,936,750	70%	$10.91
New Investors	125,000.00	32%	$1,250,000	30%	$10.00
Total	394,123.77	100%	$4,186,750	100%	------

SELECTED FINANCIAL DATA

The financial statements of the Company for the fiscal year ended December 31, 2008, attached to this Offering Circular as Exhibit A, have been audited by Hauswirth Moncrief PLLC, independent certified public accountants.

The financial statements as of the Company for the five month period ended May 31, 2009, and attached to this Offering Circular as Exhibit B, have prepared and compiled by management in accordance with generally accepted accounting principles, but have not been independently reviewed, examined or reported on by an independent public accounting firm.

The following table shows summary information from such financial statements:

For the fiscal year ended December 31, 2008

Total Income	$ 178,521
Cost of Goods Sold	(337,507)
Gross Profit (Loss)	(158,986)
General and Administrative Expenses	(262,404)
Operating Income (Loss)	(421,390)
Other Expenses	(4,474)
Net Income (Loss)	$(425,864)

For the five-month period ended May 31, 2009

Total Income	$ 44,604
Cost of Goods Sold	(101,885)
Gross Profit (Loss)	(57,281)
Operating Expenses	(127,550)
Operating Income (Loss)	(184,831)
Other Expenses	(45,504)
Net Income (Loss)	$(230,335)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company's ultimate business plan is divided into six segments, each of which is housed by limited liability operating company that is wholly owned by the Company. The LLCs are described in detail in the section entitled "DESCRIPTION OF BUSINESS – COMPANY ORGANIZATION." During the fiscal year ended December 31, 2008, the LLCs did not yet exist, and the Company's only active business segment was operation of its Frontier League Team, the Midwest Sliders. During the five-month period ended May 31, 2009 and through the date of this Offering Circular, only two of the Company's six operating LLCs were active, SEMI-DH Professional Baseball, LLC ("SEMI-DH"), which operates the baseball team, as discussed above, and Cruisers Academies and Camps, LLC, which operates the Baseball Academy.

The remaining business segments, which are not yet operational, consist of: Summit Diamond Sports and Entertainment, LLC, which will operate the Company's stadium once it has been constructed; OC CruiserWear, LLC, which will operate the Company's merchandizing operations; SEMI-DH Summer Collegiate Baseball, LLC, which will operate the Company's summer collegiate league baseball team; and Cruisers Sports Consulting, LLC, which will provide professional sports franchise consulting services. For a complete discussion of our business plan, see the section entitled "DESCRIPTION OF BUSINESS."

Sales. For the year ended December 31, 2008, we generated revenues primarily from three sources, all of which were directly related to its operation of the baseball team. These sources were: 1) fees from the Frontier League for being a travel squad for the 2008 season, which accounted for approximately 56% of revenues; 2) fees from the Frontier League as a result of the addition of an expansion team, which accounted for an additional 37% of revenues; and 3) Sales of souvenirs and apparel, which accounted for approximately 5% of revenues. We also received revenues from some miscellaneous player fines and registration fees that accounted for less than 2% of revenues for 2008. Revenues from being a travel squad and expansion revenues will not be continuing sources of revenue going forward. We expect that revenues from fees paid for being a travel squad will be replaced by home game revenues. Expansion fees will only reoccur when new teams are added to the league.

For the five months ended May 31, 2009 we generated revenues of $44,604. The largest portion of revenue, $28,750, was from operation of the baseball team through SEMI-DH, including team ticket sales and concessions. This source accounted for 65.5% of total Company revenues. Operation of the Baseball Academy, including training and instruction, through Cruisers Academies and Camps, accounted for another $15,854 or 25.5% of Company revenues. The Frontier League season began in May. Attendance has been lower than expected in Ypsilanti. The opening of the Baseball Academy in March provides us a venue for training and instruction, especially during the winter months. We expect this source of revenue to grow as we provide more training and instruction and as the community becomes more aware of our product and service offerings. We also expect that game revenue will increase as the team develops a broader fan base. We expect that souvenirs and apparel will become a larger source of revenues going forward as the team develops a home identity. We will also run clinics and camps to generate revenue and introduce the community to our team and players.

Cost of Sales/Gross Loss. For the fiscal year ended December 31, 2008, we incurred a gross loss of $158,986 or 89% of total revenues. Our losses stem primarily from the fact that costs of operating the baseball team outweighed the revenue generated by the team. The primary cause of the gross loss for fiscal year 2008 is that the semi-pro baseball team that we operate played the 2008 Frontier League season as a travel squad. All ninety-six of our games were played on the road. We received a fixed fee from the Frontier League as a travel squad, but were unable to generate additional revenues from ticket sales, concessions and sales of souvenirs and apparel that would result from having a home stadium.

For the five months ended May 31, 2009, we incurred a gross loss of $57,281 or 128% of total revenues. Our gross loss stems primarily from the fact that the costs of operating the baseball team outweighed the revenue generated by the team. Fan attendance in Ypsilanti has been lower than expected, resulting in game revenues that are insufficient to cover operating costs of the team. In recent months, we have seen average attendance in Ypsilanti increase as the team develops an increased market presence and home identity. Also, Management plans to devote a portion of the proceeds of this Offering to making improvements to Oestrike Stadium in Ypsilanti. We expect these improvements to help improve attendance. We will also run "day camps" in Ypsilanti for kids. Members of the Midwest Sliders and management will be assisting at the camps. This should also help to increase our fan base in Ypsilanti. Ultimately, we believe that building of a stadium in Waterford, MI as the permanent home of our team will generate a more predictable revenue stream from ticket sales, concessions and sales of souvenir and apparel.

General and Administrative Expenses. For the fiscal year ended December 31, 2008, our major general and administrative expenses came from legal fees related to various issues relating to the partnership formation and raising of partners' capital. We also incurred substantial advertising, promotion and marketing costs to introduce the baseball team and create an identity for the team in the community. Finally, we incurred administrative salaries to assist in the daily operations of the organization. Total general and administrative expenses were $262,404 or 147% of revenues.

For the five months ended May 31, 2009, our major general and administrative expenses came from accounting costs. Much of the accounting costs are related to the Offering in addition to the preparation of our tax return. Administrative wages were also a major expense of the Company. Total general and administrative expenses were $127,550 or 286% of revenues. We also incurred interest expense of $45,560 or 102% of revenues.

Net Loss. For the year ended December 31, 2008, we reported a net loss of ($425,864). For the five months ended May 31, 2009, we reported a net loss of ($230,335). We are unable to identify any meaningful trends in historical results due to the relatively short operating history of our Company. We have directed our efforts towards this Offering to raise additional capital to build our permanent stadium, reduce our debt load and provide us working capital for operations. A successful offering will dramatically improve our financial position and, combined with supplemental financing, will enable us to begin construction of our stadium for potential completion for the 2011 Frontier League season.

Liquidity and Capital Resources. Working capital as of December 31, 2008 was negative in the amount of ($673,342). Working capital as of the five-month interim period ended May 31, 2009, was negative in the amount of ($1,194,021). Total Shareholders' Equity as of May 31, 2009 was $1,711,051.

The Company's cash flow and revenues are currently not sufficient for working capital and operational needs. We plan to dedicate proceeds from this Offering to working capital in varying amounts at varying Offering Levels as described in the section entitled "USE OF PROCEEDS." Such proceeds will likely be necessary to offset operating losses in the near term. We believe that the amounts we have set aside for working capital under each Offering Level will be sufficient to allow the Company to achieve its stated objectives relative to that Offering Level. See "USE OF PROCEEDS."

As of May 31, 2009, the Company had total current liabilities of $1,301,554. Since that date, we have incurred additional liabilities. As of the date of this Offering Circular, our short and long term debt includes the following:

1. $350,000 Line of Credit from Kadry Property Management.

The Company plans to discharge a $350,000 line of credit, which has been fully drawn, from Kadry Property Management, LLC pursuant the terms of a promissory note dated November 11, 2008 from the proceeds of this Offering. Proceeds from the loan were used to build-out and operate the Baseball Academy. The loan bears interest at a rate of 8% per annum and was due on July 31, 2009. However, Kadry Property Management and the Company entered into an agreement whereby the Company has been permitted to delay payment until the earlier of December 31, 2009, or the date the Minimum Offering Proceeds from this Offering are released from escrow. The Kadry promissory note is secured by a lien on the Baseball Academy, the team's membership interest in the Frontier League and the proceeds of this Offering.

2. $749,240 Term Note to Timana, LLC

The Company issued a promissory note in the original principal amount of $749,250 to Timana, LLC in partial payment for acquisition of a 11.2 acre parcel upon which the Company intends to construct a baseball stadium. The note bears interest at the rate 7% per annum, has a maturity date of May 1, 2018, and is payable in 120 equal monthly installments of $8,699.43. Beginning in March of 2009, the Company failed to make payments under the note. However, on August 13, 2009, Timana and the Company entered into an agreement whereby the Company has been permitted to delay monthly payments due under the promissory note until the earlier of December 31, 2009, or the date the Minimum Offering Proceeds from this Offering are released from escrow. Timana's agreement to extend the deadline for payment and waive past payment defaults is conditioned upon the Company's commitment to pay all outstanding monthly payments from Offering Proceeds. By December 31, 2009, the Company will owe approximately $90,000 for monthly payments owed from March 2009 through December 2009. The Company has also failed to make advance escrow tax deposits as required under a mortgage to Timana issued in connection with the note. Timana is the Company's largest shareholder, and we would not expect Timana to foreclose on this basis. However, if Timana were to declare a default based on these unmade escrow deposits, Timana could foreclose upon the stadium property and other Company assets. The Company plans to use up to $90,000 of proceeds from this note to pay back amounts due under this note and plans to use is working capital, some of which will be derived form proceeds of this offerings, to make payments on a going-forward basis.

3. $100,000 Term Note to People's National Bank

As of May 31, 2009, the Company had borrowed approximately $100,000 from People's National Bank ("PNB"), an unrelated third party, from the proceeds of the Level One Offering. The borrowed funds are part of a CD loan program that PNB implemented for the Company. Under the CD loan program, depositors may open CDs at PNB and pledge their CD deposits as collateral for loans made by PNB to the Company. The Company is able to borrow dollar for dollar against the CD deposits at 2% above the CD rate. As of May 31, 2009, the Company had borrowed approximately $100,000, which accrues interest at 4.490%. The Company is required to make monthly interest only payments on the amounts borrowed. The current note is scheduled to mature on May 15, 2010. We plan to use up to $100,000 in Offering proceeds to discharge this loan. See "USE OF PROCEEDS." The Company may borrow additional funds under this loan program as additional CD deposits are made.

4. $58,000 in Company Credit Card Debt

As of May 31, 2009, the Company had an approximately $58,000 balance on Company credits cards. As the result of negotiations with the credit card lenders, these loans bear interest at reduced rates of between 0% and 12.99% per annum and require repayment over terms varying between 12-60 months. If the Company were to default on its repayment obligations, these rates of interest could increase and/or the repayment terms could be accelerated. These credit card loans were used to fund the Company's operation of the Midwest Sliders as a travel squad during the 2008 Frontier League season. We plan to discharge these credit card debts from Offering proceeds. See "USE OF PROCEEDS."

5. $92,000 on Lines of Credit from Robert A. Hilliard

As of May 31. 2009, Company had an approximately $92,000 balance on lines of credit provided by Robert A. Hilliard from his personal credit card accounts to the Company, all of which were used to fund the operations of the Midwest Sliders as a travel team during the 2008 Frontier League season. As the result of negotiations with the credit card lenders, these loans bear interest at reduced rates of between 0% and 12.99% per annum and require repayment over terms varying between 12-60 months. If the Company were to default on its repayment obligations, these rates of interest could increase and/or the repayment terms could be accelerated. The Company is repaying these accounts directly to the credit card lenders and Mr. Hilliard is receiving no interest payments or other compensation for these unsecured advances. The Company plans to discharge these balance through Offering proceeds. See "USE OF PROCEEDS."

6. $210,000 in unsecured loans from certain shareholders, vendors, and other persons

The Company has borrowed approximately $210,000 in unsecured loans from certain shareholders, vendors, and other persons. The Company has used the proceeds of these loans to fund its operations. The loans bear interest at a rate of 8% per year (11% per year upon an event of default) and have terms of 180 days. Many of the these lenders have approached management on an unsolicited basis inquiring if the Company might accept the surrender of their notes in consideration for a stock subscription of like value. Additional detail concerning these loans in provided in the section entitled "USE OF PROCEEDS."

7. $23,921 loan from Clarkston State Bank

As of May 31, 2009, the Company owed $23,921 to Clarkston State Bank on a loan used to acquire the team's motor coach. The original principal balance of the loan was $29,400. The team uses the motor coach to transport players and staff to road games. The loan bears interest at a rate of 9%, matures on May 13, 2013 and is secured by a lien on the motor coach. This loan will not be repaid from Offering proceeds, except to the extent proceeds set aside for working capital are applied thereto, and will remain in place following the Offering.

8. $150,000 owed to Evan Meier. On July 12, 2009, the Company issued a secured promissory note in favor of Evan Meier. The note bears interest at 10% per annum (12% upon default) and matures on July 11, 2010. Periodic payments are not required under the note. The note is secured by a junior lien on the Company's membership interest in the Frontier League. This effectively amounts to a lien on the ownership of our baseball team. We expect this note will not be discharged through the use of offering proceeds.

9. $264,772.41 owed to Dickinson Wright PLLC. The Company issued a junior secured promissory note to Dickinson Wright PLLC, its legal counsel, in the face amount of $264,772.41. The note has been issued in consideration for general corporate legal services and for legal services rendered in connection with this Offering by Dickinson Wright to the Company. The note bears interest at 3% per annum and matures on December 30, 2009. The note is secured by a junior lien on all Company assets.

Capital Expenditures. Capital expenditures for the year ended December 31, 2008 totaled approximately $1,700,000. In addition, the Company expended in excess of $624,000 for development of its baseball academy and new stadium.

Capital expenditures for the five months ended May 31, 2009 totaled approximately $253,000, primarily as a result of equipment purchases for, and build-out of the baseball academy.

Intangible Assets. The Company purchased the assets consisting of the Midwest Sliders baseball team in 2008 for $830,000. In addition, the Company expended approximately $125,000 for professional fees related to its Regulation A offering. These offering costs will be charged to operations in the year when the proceeds from the Offering are received.

As of May 31, 2009, intangible assets totaled $1,098,971 net of accumulated amortization of $316 and consisted of the Midwest Sliders Baseball franchise, capitalized costs related to this Offering and a small amount for development of the Company's trademark and logo for the team.

DESCRIPTION OF BUSINESS

Formation Transactions

The Company was originally formed as Baseball Heroes of Oakland Country, LP, a Michigan limited partnership (the "Partnership") on October 1, 2007. On March 31, 2009, the Partnership contributed all its assets and liabilities to a newly formed corporation, Diamond Heroes of Southeast Michigan, Inc. (the "Company") in exchange for 269,123.77 shares of the Company's common stock. The Partnership then distributed those shares to its partners at the rate of 4,582 shares for each unit of partnership interest and proceeded to liquidate the Partnership. In this manner, the Partnership was converted into the present corporate form of the Company. The purpose of this conversion was to create a more traditional legal form for enterprises similar to the business of the Company and to enable the Company to offer common stock in offering formats that are note available to limited partnerships, such as this Offering.

Business of the Company

The Company owns and operates the Midwest Sliders, an independent professional baseball team in the Frontier League. Having purchased the ball club in January 2008 from Midwest Sports Authority for $825,000, the Company operated the Midwest Sliders as a travel squad for the 2008 season playing all 96 games on the road.

For the 2009 Frontier League season, the Midwest Sliders are leasing Oestrike Stadium on the campus of Eastern Michigan University in Ypsilanti, Michigan, where the ball club is currently playing 45 home games. The ball park, which is home to the EMU Eagles of the NCAA Div. I Mid-America Conference, has 1,313 seats, Double-A standard stadium lights, electronic scoreboard, home & visitor dugouts and clubhouses as well as a press box and PA system.

V/Gladieux Enterprises, which has the food & beverage concession operation at the University of Michigan football stadium about 15 minutes west of Oestrike Stadium in Ann Arbor, is bringing equipment to the facility and providing a food & beverage menu to include hot dogs, bratwurst, grilled chicken, nachos, popcorn, candy and assorted soft drinks.

The Company is converting an outdoor storage unit into a temporary ticket office and is renting tents to be used with wood picnic tables for servicing group outings.

The Sliders' sales office is located in the Key Bank Building, 301 W. Michigan Ave., in downtown Ypsilanti. The team shares an office with the Ypsilanti Area Chamber of Commerce. For further information on the Sliders and the 2009 Frontier League season, interested parties can visit the team Web Site at www.midwestsliders.com.

The Midwest Sliders' primary market includes most of Washtenaw County, parts of Wayne County and all of Oakland County, Michigan.

The Company anticipates that raising the Minimum Offering will be sufficient to satisfy its capital needs to operate the team and carry out its planned operations, as those operations are scaled relative to the amount of realized offering proceeds. See "USE OF PROCEEDS" and "PLANS FOR STADIUM CONSTRUCTION AND FINANCING."

Plans for Stadium Construction and Financing

On July 21, 2008, the Company purchased an 11.2-acre parcel of real property at the intersection of Summit Drive and Mall Drive East from Timana, LLC to construct a 4,000 seat professional baseball stadium to be called the "Diamond at the Summit." The sale was consummated for a total purchase price of $1,678,500, with the Company conveying to the seller (a) $90,000 in cash, (b) a 10-Year/7% promissory note in the principal amount of $749,250 secured by a mortgage on the property and (c) 76,908.87 shares of the Company's common stock. The Company believes all major steps required to begin construction, including stadium design; pre-construction engineering; Waterford Township Planning & Building Dept. variances and approvals; and Township, County and State permits, have been completed.

The Company's plans for the Diamond at the Summit include: a single-tiered 4,000-seat stadium with 12 rows of seats situated close to the field (capacity of up to 6,000 with field seats for concerts, pro boxing and wrestling, ethnic festivals, exhibitions and other special events); seven skyboxes with catering; state-of-the-art press box; outdoor picnic area and beer garden; children's play area; two main concession stands with additional portable concession stands; souvenir shop; and modern clubhouses with training rooms, administrative office. The Company's costs to build the Diamond at The Summit with the features outlined above are capped at $9 million through a fixed-bid process. Without any changes to the original planned design and based on current economic conditions, the Company's design and construction team believes it is realistic to assume a labor + cost savings of at least eight percent (8%) or $720,000 over the original $9 million construction estimate. The Company plans to complete construction of the Diamond at the Summit for play in the 2011 Season. Once completed, the Company plans to relocate the Midwest Sliders to the Diamond at the Summit, where the team will play as the "Oakland County Cruisers." The Company has registered the name Oakland County Cruisers™ as a trademark with the U.S. Patent and Trademark Office, not only to capitalize on an association with the automotive industry, which is indigenous to southeast Michigan, but to seize an opportunity to develop a brand associated with various aspects of mid-20th century Americana (e.g., Mom, Apple Pie, Baseball, Classic Cars, Doo Wop tunes and '60s Rock 'n Roll music).

In order to complete construction of the Diamond at the Summit as currently planned, the Company will have to raise approximately $6 million dollars beyond the Maximum Offering and is taking steps to do so through commercial financing and/or institutional debt or equity placements. The Company has held preliminary discussions with Peoples National Bank of Illinois, which has led the financing of two other Frontier League stadiums, has engaged Leonard & Company (Troy, MI) to assist with placement of a high-yield corporate bond issue, and has met with the Oakland County Economic Development Corporation regarding $2 billion in 45%-backed Federal Bonds made available to the State of Michigan – $200 million of which has been allocated to Oakland County for shovel-ready private sector projects.

In the event that the Company is unable to raise the necessary funds through a combination of this Offering and the supplemental financing, however, the Company has developed two contingency plans.

The first contingency plan, to be deployed if the Company is able to raise at least $7 million through a combination of this Offering and supplemental financing, is to construct a scaled-back, 2,500-seat version of the stadium. To that end, the Company has begun discussions with its architect (FX Architecture, LLC, Royal Oak) and construction manager (McCarthy & Smith, Inc., Farmington Hills) on reverse engineering efforts which would bring the total cost of the new ball park down to as little as $6 million. Major program alterations would be implemented to minimize reductions in capacity while maximizing reductions in material and labor costs. These design revisions could include one or more of the following elements: (a) drastically reducing poured concrete and seating by eliminating 1,500 benches with backs and using the foul line areas from 1st base and 3rd base to the right- and left-field foul poles for lawn seating; (b) eliminating the building on the 3rd base side and constructing only the first-base building (which includes public restrooms, one of two planned food & beverage concession stands and the souvenir shop) while using additional portable concession units and high-end Porta-Johns to service fans down the 3rd base/left field line; (c) reducing or eliminating the construction of seven luxury suites or making design changes to reduce the use of structural steel in suite and press box construction; and (d) eliminating the build-out of the party deck to be located on top of the 1st-base building.

The second contingency plan, to be deployed if the Company is unable to raise at least $7 million through a combination of this Offering and the supplemental financing, is to make improvements to Oestrike Stadium in lieu of construction of the Diamond at the Summit. The Company is able to proceed with this contingency plan if it raises the Minimum Offering. The planned improvements to Oestrike Stadium are discussed in the section entitled "USE OF PROCEEDS". The Company has not made a proposal to, nor reached an agreement with, Eastern Michigan University regarding improvements to Oestrike Stadium. The Company believes that any such improvements would be welcomed by Eastern Michigan University as a gift, but can give no assurance that any such improvements will be permitted or that its lease of Oestrike Stadium will be extended beyond the 2009 season.

Company Organization

Diamond Heroes of Southeast Michigan, Inc. owns and serves as the sole member-manager of a number of operating limited liability companies ("LLCs") depicted below. Each LLC represents a distinct business segment within the Company's overall business model.

SEMI-DH PROFESSIONAL BASEBALL, LLC	SUMMIT DIAMOND SPORTS & ENTER-TAINMENT, LLC	OC CRUISERWEAR, LLC	CRUISERS ACADEMIES & CAMPS, LLC	CRUISERS SPORTS CONSULTING, LLC	SEMI-DH SUMMER COLLEGIATE BASEBALL, LLC
• Oakland County Cruisers Frontier League Baseball	• Sports & Entertainment Booking & Promoting	• Baseball Apparel & Sportswear	• Oakland County Cruisers Baseball Academy	• Franchise Transactions, Capital Formation, Facility Design, Public/Private Partnerships	• Ypsilanti Liberators of The Prospect League (Summer College Baseball)

A description of these operating LLCs, their current operations and their plans for their future development follows.

SEMI-DH Professional Baseball, LLC

SEMI-DH Professional Baseball, LLC ("SEMI-DH") operates the Midwest Sliders. During fiscal year 2008, SEMI-DH was not yet formed, however, the Company's assets that now comprise SEMI-DH were responsible for the generation of all of the Company's revenues. During the five-month period ended May 31, 2009, SEMI-DH generated revenues of $28,750 or 64.5% of the Company's revenues. SEMI-DH has one full-time employee (the team manager), and 28 seasonal employees, (the team members). SEMI-DH will operate the Oakland County Cruisers once the Diamond at the Summit has been constructed.

SEMI-DH's operations are seasonal in nature. The Frontier League regular season typically begins in May and ends during the first week of September with playoffs carrying the League toward the end of the month. The decrease of revenues during the winter months is substantially offset by the fact that expenses are reduced as funds are not required to pay players, maintain a team travel schedule, or operate the franchise.

Cruisers Academies & Camps, LLC

The Company currently owns and operates the Oakland County Cruisers' Baseball Academy through Cruisers Academies & Camps, LLC. The Baseball Academy is located at 277 Summit Drive, Waterford, Michigan, 48328, is an indoor, year-round baseball practice facility. The Academy opened for business on March 3, 2009, and includes a dedicated softball batting cage and three baseball batting cages that feature the latest IRON MIKE™ pitching machines; two professional hitting and pitching tunnels for individual and group instruction; a soft-toss area; baseball and softball apparel and equipment outlet; lounge and a bank of vending machines for soups, sandwiches, snacks and drinks.

The Company further plans to use Cruisers Academies & Camps, LLC to operate academies and camps that provide instruction to grammar school, middle-school and high-school aged boys and girls.

Apart from batting cage revenue and instructional fees, the Academy is expected to have other profit-making potential through retail sales. Tri-County Custom Sports provides Cruisers Academies & Camps, LLC with a limited number of sporting goods on consignment and the Company receives a 10% commission on all items it sells. These items include fast-pitch softball batting masks, batting tees, soft-toss nets, buckets of baseballs and softballs and whiffleballs. The Company also plans to use Cruisers Academies & Camps, LLC to retail products from Akadema, one of the world's leading producers of baseball bats and fielding gloves. Through a long-time relationship between President & CEO Robert Hilliard and Akadema founder and president Lar Gilligan, the Company has a preferred pricing arrangement and has been stocked with an initial display inventory of pro stock wood bats, youth and adult aluminum softball bats, fielding and batting gloves and sport sun glasses. Additionally, as a result of the Midwest Sliders' status as professional sports team, the Company also has preferred pricing with Wilson Sporting Goods. Catcher's gear and batting helmets are on sale at the Academy. The Company is on terms with Majestic (for uniforms) and Zephyr (for baseball caps), also the result of the Sliders having placed orders for its Frontier League season. Since its opening, and through May 31, 2009, the Baseball Academy has generated $11,679 in revenues, or approximately 35.5% of the Company's revenues during that same period.

As discussed in the section entitled "USE OF PROCEEDS", the Company plans to devote a portion of the proceeds of the Offering to the operation of the Baseball Academy.

Summit Diamond Sports & Entertainment, LLC

Summit Diamond Sports & Entertainment, LLC will operate the Company's Waterford stadium once built. Summit Diamond Sports & Entertainment, LLC, currently has no operations, assets or employees and will not operate unless and until the Diamond at the Summit, in either its 4,000 seat or 2,500 seat form, is constructed.

The Company plans to use Summit Diamond and Sports Entertainment, LLC to operate the stadium not only for the team's baseball games, but for concerts and other outdoor events, and, for public skating, and recreational ice hockey during Winter months. We expect that most of the revenues earned by Summit Diamond Sports & Entertainment, LLC will be earned during the summer months, but believe that operation of ice skating and hockey facilities in the winter months will provide additional revenues.

OC CruiserWear, LLC

OC CruiserWear, LLC will be used to operate the Company's merchandising efforts. OC CruiserWear, LLC does not currently have any operations, assets or employees and will not have any operations until the Diamond at the Summit, in either its 4,000 seat or 2,500 seat form, is constructed.

Once the Diamond at the Summit is constructed, the Company plans to use OC CruiserWear, LLC to move quickly to market team apparel through regional retail chains and to subsequently develop lines of "CruiserWear" (i.e., sporting wear) aimed at the specific fashion patterns favored by pre-teens, teens and upwardly mobile young professionals.

Product line themes, pricing strategies, channels of distribution and marketing tactics to support sales efforts will be part of a comprehensive business plan developed only after certain sales and profitability objectives have been achieved in the souvenir apparel stage. Once these goals have been reached, OC CruiserWear is expected to transition from its incubator phase focusing on team apparel selling in southeast Michigan to its growth phase characterized by product extension and geographic expansion. Once operational, we expect OC CruiserWear, LLC to generate year-round revenues.

Cruisers Sports Consulting, LLC

The Company believes certain individuals affiliated with the Company have accumulated a body of knowledge and gained a wealth of experience related to sports facility design and management, property development, team ownership and operations, private/public partnerships and capital formation techniques. As such, the Company plans, once the Diamond at the Summit has been constructed, in either its 4,000 seat or 2,500 seat form, to assemble of team of individuals to offer sports franchise consulting services through Cruisers Sports Consulting, LLC. These services would focus on: (a) franchise acquisition and divestiture, (b) capital formation, (c) public/private partnership consulting, (d) long-range strategic planning and short-term tactical implementation, (e) facility design, (f) facility operations, (g) facility management, and (h) baseball franchise operations and marketing.

Cruisers Sports Consulting, LLC presently has no employees, assets or operations. The Company will not commit funds or resources to the operation of Cruisers Sports Consulting, LLC, until is has successfully constructed the Diamond at the Summit, in either its 4,000 or 2,500 seat form, and operated the Oakland County Cruisers at the Diamond at the Summit for at least a year. It is anticipated that start-up funds required for Cruisers Sports Consulting, LLC will be paid from the Company's other operating revenues.

SEMI-DH Summer Collegiate Baseball, LLC

The Company has plans to use SEMI-DH Summer Collegiate Baseball, LLC to own and operate an amateur team in The Prospect League, a wood-bat league that provides amateur college level players with a venue to showcase their skills to professional scouts. Late in 2008, owners of teams in the Central Illinois Collegiate League ("CICL") and a group of baseball representatives (some of whom had been involved in the Frontier League) reached an agreement to form The Prospect League ("TPL"). Beginning play in 2009 with 11 teams, a franchise fee of $25,000 has been set for charter members and those individuals and/or business entities currently owning Frontier League Teams.

The Company has paid this fee and filed a preliminary application for a team that eventually is to play in Ypsilanti. The Company also plans to file an application for a second team which would play at the new stadium planned for Waterford Township.

With no salaries for players (due to their amateur status) or Worker's Compensation (as players are required to have their own primary insurance coverage) and a relatively low travel and lodging cost (due to the geographic proximity of other teams), the expenses are considerably lower for a summer college team than for a professional ball club. With professional staff already in place for facility management and team operations, we believe the efficiencies to be derived from running both professional and summer college ball clubs are considerable.

The Company believes a TPL team in Ypsilanti falls into one of the two market profiles that presents good up-side potential. Ypsilanti is a smaller community whose residents, government officials and business leaders have expressed a strong desire to support organized baseball. A TPL team in Waterford Township falls into the other potentially successful market profile – one whose fan, government and business bases already support independent professional baseball in a new stadium, and one with a large enough market to generate sufficient attendance for 27 additional home dates during a prime 10-week stretch from mid-June through mid-August.

SEMI-DH Summer Collegiate Baseball, LLC presently has no employees, assets or operations, other than the application for a TPL team. The Company will not commit funds or resources to the operation of SEMI-DH Summer Collegiate Baseball, LLC, until is has successfully constructed the Diamond at the Summit, in either its 4,000 or 2,500 seat form, and operated the Oakland County Cruisers at the Diamond at the Summit for at least a year. It is anticipated that start-up funds required for SEMI-DH Collegiate Baseball, LLC will be paid from the Company's other operating revenues.

SEMI-DH Summer Collegiate Baseball, LLC's operations will be seasonal in nature. TPL's season typically lasts for a 10 week period from mid-June through mid-August. The decrease of revenues during the winter months is substantially offset by the fact that all expenses, other some regional travel to recruit players, are eliminated.

Company Employees

The Company currently employs 38 persons on a full-time, part-time, contract or seasonal basis. The following table breaks down the employees by employment status and business segment. Some employees serve in more than one capacity within the operating limited liability companies, and as a result, the number of employees within the individual business segments does not equal the actual total number of Company employees. The business segments not listed below, (*i.e.*, Summit Diamond Sports & Entertainment, LLC, OC CruiserWear, LLC, Cruisers Sports Consulting, LLC and SEMI-DH Summer Collegiate Baseball, LLC) do not currently have any employees.

	Full-Time Employees	Part-Time Employees	Contract Employees	Seasonal Employees
Total Company Employees	2	6	2	28
Seasonal Employees	1	--	--	28
Cruisers Academies & Camps, LLC	--	2	--	--

Principal Markets and Means of Distribution and Marketing

As noted above the Company's current product offerings consist of the Midwest Sliders baseball team and the Oakland County Cruisers Baseball Academy. The other planned segments of the Company's business are not yet operational. The Company's principal market for the Midwest Sliders consists of Washtenaw County, parts of Wayne County and all of Oakland County, Michigan. Upon construction of the Diamond at the Summit in Waterford Township, we anticipate that that Company's principal market for the Oakland County Cruisers will include all of Metropolitan Detroit, defined as Oakland, Genesee, Macomb, Wayne and Washtenaw counties. The principal market for the Oakland County Cruisers Baseball Academy is Oakland County, Michigan.

In terms of demographic and psychographic markets, we expect the Company's products and services will appeal to households with annual income in the \$30,000 to \$100,000+ range; specialty segments – children 8 to 15; seniors 55-70; young, single sports-oriented males and young single females. We expect the product to be particularly appealing to value-conscious adults, family activity-oriented parents, community-minded citizens, and outdoor enthusiasts.

We are presently marketing the Company's products through website, radio, and transit signage advertisements. We expect to expand this marketing to include cable television, area newspapers and highway billboards, email blast advertisements and earned publicity. Our principal marketing message is that the Company offers an affordable family activity option, accessibility to professional athletes, proximity to the playing field, participative between-inning entertainment and an all-weather baseball practice facility.

Competition and Pricing

The Company faces competition from other recreational service offerings in the Detroit Metropolitan Area. These include competition from Major League Baseball (the Detroit Tigers) and WNBA basketball (the Detroit Shock). The Company also will compete for attendance and advertising revenue with a range of other entertainment (movie theatres, concert venues and special events such as the Woodward Dream Cruise and Quake on the Lake) and recreational activities (boating, fishing, golf, etc.) available in southeastern Michigan. Many competitors, both actual and potential, are considerably larger and more established (including established market share) than the Company and have substantially greater financial and other resources.

However, the Company believes it is the only organization in southeast Michigan which can, upon completion of the Diamond at the Summit, offer its key market segments a total baseball/softball relationship – from offering independent professional baseball as a passive entertainment option (through SEMI-DH Professional Baseball, LLC) and playing in a professional venue (through Diamond Summit Sports & Entertainment, LLC) to training in a first-class instructional facility, taking lessons from pro players and coaching staff or purchasing equipment which consistently sells below typical retail prices (through Cruisers Academies & Camps, LLC) and purchasing casual and leisure apparel associated with the Company's brand (through OC CruiserWear, LLC).

From tickets to games and events to instructional fees, sporting goods and apparel costs, the Company's pricing policies are geared toward establishing itself as a "friendly cost" provider, which means that our goods and services will be slightly more affordable than comparable products and services.

For the Baseball Academy, the Company considers the Varsity Club in Bloomfield Hills and the Bullpen in Farmington Hills its primary competition. The Company has researched the competition's pricing and has pegged its offerings just below the lowest price for comparable products and services.

For the Oakland County Cruisers operating in its new stadium in Waterford, the Company has taken into consideration (a) the lack of affiliated Minor League Baseball or independent professional baseball in southeast Michigan, (b) price points for tickets to major league sporting events, (c) food & beverage pricing at The Palace of Auburn Hills (Diamond at The Summit food & beverage prices will be set at least 25¢ below comparable offerings) and (d) ticket prices at other Frontier League stadiums (tickets will be in the lower third of the upper tier of League prices).

Corporate Governance Documents of the Company

Diamond Heroes of Southeast Michigan, Inc. was incorporated as a Michigan corporation on February 27, 2009, upon the filing of its Articles of Incorporation (the "Articles") with the Michigan Department of Energy, Labor and Economic Growth. The initial bylaws of the Company (the "Bylaws"), which address the regulation and management of the affairs of the Company, were adopted on February 27, 2009, by its incorporator.

The Articles and Bylaws each contain a number of customary provisions consistent with the Michigan Business Corporation Act. For example, the Articles (a) state the name of the Company, (b) generally describe the purpose for which the Company was formed, (c) address the aggregate number of shares that the Company has authority to issue, (d) state the Company's initial registered office and the name of the Company's initial resident agent, and (e) contain the name and address of the Company's incorporator. Similarly, the Bylaws (a) address shareholder meeting mechanics, (b) shareholder action by unanimous written consent, (c) vacancies in the Company's board of directors, (d) indemnification of directors and officers, and (e) shareholder inspection of records.

The Articles also contain the following provisions:

Classified Board

The Articles and Bylaws provide that the Company's directors are divided into three classes, as nearly equal in number as reasonably possible, with the term of office of the first class to expire initially at the 2012 annual meeting of shareholders, the term of office of the second class to expire initially at the 2011 annual meeting of shareholders, and the term of office of the third class to expire initially at the 2010 annual meeting of shareholders, and with the directors of each class to hold office until their successors are duly elected and qualified. At each annual meeting of shareholders following such classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. This "classified board" structure helps enhance the continuity and stability of the Board of Directors by providing for a three year term for each director, thereby reducing the possibility that a sudden change of control of the Company's Board of Directors will occur.

Supermajority Voting Requirement

The Articles provide that the Company shall not, without the affirmative vote of the holders of at least 66-2/3% of the voting power of all the then-outstanding shares of the Company's capital stock entitled to vote generally in the election of directors, voting together as a single class, enter into a transaction, or series of transactions, that would result in a "Change of Control". For purposes of the Articles, the term "Change of Control" means (a) a sale of all or substantially all of the assets of the Company, or (b) any merger, consolidation, exchange of equity interests, recapitalization or sale or transfer of equity interests of the Company, in each case in which any person or group acquires beneficial ownership of more than 50.1% of the then outstanding capital stock of the Company (determined on a fully diluted basis).

Indemnification and Liability Limitations of Directors and Officers

The Company's Articles and Bylaws provide that our directors and officers will be indemnified by the Company to the fullest extent authorized by Michigan law as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of the Company, except that no director or officer may be indemnified for liabilities or losses that result from the negligence or misconduct of such officer or director. In addition, the Articles provide that the directors will not be personally liable for monetary damages to the Company for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions or derived an improper personal benefit from their actions as directors.

These provisions may discourage stockholders from bringing a lawsuit against the Company's directors for beach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company or its stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of the Company's proposed directors or officers where indemnification by the Company would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or control persons of the Company pursuant to the foregoing provisions, such persons have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

The foregoing discussion highlights only certain provisions of the Articles and the Bylaws. Therefore, you are strongly encouraged to read carefully the Articles and the Bylaws in their entirety, copies of which may be obtained from the Company upon request.

DESCRIPTION OF PROPERTY

The Company has three principal properties. The first is an 11.2-acre parcel of real property at the intersection of Summit Drive and Mall Drive East from Timana, LLC, on which the Company intends to construct the future stadium. The stadium site was acquired for a total purchase price of $1,678,500, with the Company conveying to the seller (a) $90,000 in cash, (b) a 10-Year/7% promissory note in the principal amount of $749,250 secured by a mortgage on the property and (c) 76,908.87 shares of the Company's common stock. The Company believes all major steps required to begin construction, including stadium design; pre-construction engineering; Waterford Township Planning & Building Dept. variances and approvals; and Township, County and State permits, have been completed.

The second property is a 10-year leasehold interest in commercial property from Summit West Investments, LLC for the Oakland County Cruisers Baseball Academy and sporting goods store located at 277 Summit Drive, Waterford, Michigan. The term of the lease commenced on June, 1, 2008 and terminates on May 31, 2018.

The third property is a one-year lease at Oestrike Stadium on the campus of Eastern Michigan University in Ypsilanti. The lease gives the Company the right to use the stadium for the Midwest Slider's spring training and 45 regular-season home games, including access to home & visitor clubhouses, laundry room, strength & conditioning center, public restrooms and parking lots. All utilities and support staff are included in a fixed fee of between $40,000 to $43,000, depending upon the number of weather-related cancellations. The lease provides that EMU has the right to (a) control sales of concessions and retain revenues from concessions sales; (b) retain revenues from all advertising space; and (c) and control broadcast of the games. However, under oral agreement, the Company has been permitted to (a) bring in an outside concession vendor and retain the revenues, less fees paid to the vendor, from concession sales; and (b) control the broadcast of the games. The oral agreement could be altered at the discretion of EMU however, in which case the Company would be bound by the terms of the written agreement.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Directors and Executive Officers. Our board of directors and executive officers are as follows:

Mr. Robert A. Hilliard, 56, Director, President, Chief Executive Office and Chief Operating Officer, has been leading the Company, since its inception a little more than two years ago. Mr. Hilliard is a full-time employee of the Company and is currently working under a three-year contract which began on January 1, 2009. Mr. Hilliard has extensive experience in minor league baseball operations and investments. A resident of Clarkston, Michigan, since September 1999, Hilliard built a 20-year career in marketing and communications in New York City and in metro Detroit. In New York, he served in global business development positions with then Big Eight accounting firm Coopers & Lybrand and management consultants Booz Allen Hamilton, and as a marketing communications executive for two Madison Avenue public relations and advertising boutiques. In Auburn Hills, Mr. Hilliard spent five years as director of marketing communications with global automotive supplier GKN Sinter Metals.

In 1991, Mr. Hilliard led a group of investors in acquiring the Hamilton Redbirds, a Class-A affiliate of the St. Louis Cardinals playing in the short-season New York-Penn League. That same year, he founded Skylands Park Management, Inc., a New Jersey company that developed a 28-acre sports complex including a 4,300-seat Minor League baseball stadium, indoor recreation center, baseball museum and wholesale/retail sporting goods business. The Redbirds relocated to Sussex County, NJ, in 1994, playing at Skylands Park as the New Jersey Cardinals. As president & CEO of Skylands Park Management, Mr. Hilliard also purchased a franchise in the Atlantic Collegiate Baseball League in 1995 to generate additional revenue for the company.

A 1974 graduate of the University of Virginia, Hilliard also holds Master's degrees from Seton Hall University and the University of Georgia. He is a past president of UGA's Henry W. Grady College of Journalism & Mass Communication Alumni Association. Mr. Hilliard is married to Kim A. Buckey and has two sons, Jeffrey Alan, 29, and David Sean, 25.

Under a three-year employment contract, Mr. Hilliard devotes 100% of his professional time to the Company in his capacities as president, CEO and COO. Mr. Hilliard is principally responsible for all day-to-day activities of the Company.

Mr. Timothy L. Nick, 50, Director, has been in the food-service business for a quarter century and is co-owner of Heroes Bar B Q & Brew, located at 998 W. Huron in the Charter Township of Waterford. Born in White Lake Township and currently residing in Waterford, Mr. Nick graduated from Waterford Schools and attended Michigan State University. He was married in 1997 and has three children – Kayleigh, who is 18 years of age and attends Michigan State University, and Charlie and Miya, who attend Waterford Schools.

Mr. Nick has served as a vice-president of the Corporation on a part-time basis since March 24, 2009. Mr. Nick makes himself available for all Board and top management meetings. As owner of an area restaurant, his expertise is used in the Company's food & beverage concession operations including participation in key meetings with V/Gladieux Enterprises with whom the Company has contracted for food & beverage concession services.

Dr. Othman Kadry, 63, Director, is an obstetrician and gynecologist who has practiced medicine for well over three decades. Dr. Kadry is a nationally recognized expert in minimally invasive laparoscopic gynecology and infertility microsurgery. Also involved in commercial real estate, Dr. Kadry is managing partner of Summit West Investments, LLC, and Summit North Investments, LLC, owners of the Summit West Shopping Plaza on Summit Drive and Summit North Shopping Plaza on Mall Drive East in Waterford. Dr. Kadry attended medical school at the University of Damascus in Syria, having completed his program of study in 1971. His graduate education in obstetrics and gynecology was earned at Sinai-Grace Hospital of Detroit and North Oakland Medical Centers. He and his wife, Delal, live in Bloomfield Hills. They have a son and daughter.

Mr. Peter Comstock Riley, 41, Director and Vice President, is vice president with Brooks Lumber in Detroit. Mr. Riley joined Brooks Lumber on November 18, 2004. Mr. Riley has more than two decades of baseball and sports administration experience, including front-office stints with the Detroit Tigers and Baltimore Orioles. He founded the Sandlot Baseball School in 1988 and Michigan & Trumbull, LLC in 1999, both of which are still operating today. A graduate of Oakland University, Mr. Riley is son of the late Michigan Supreme Court Chief Justice Dorothy Comstock Riley and prominent City of Detroit attorney and former American Bar Association president Wallace D. Riley. He, his wife, Michelle, and son Timothy, 9, reside in Grosse Pointe, Michigan.

Mr. Riley has served as a vice-president of the Company on a part-time basis since March 24, 2009. Mr. Riley uses his background in professional baseball administration to provide team management with advice on issues primarily pertaining to ticket office operations and player-management relations. He attends Board meetings and key top management meetings.

Mr. Steve Wylie, 57, Director, Chief Financial Officer and Treasurer, a founding partner and chief financial officer of Qualis Automotive in Troy, Michigan. Qualis distributes brake, chassis and hydraulic components to the North American automotive aftermarket. Mr. Wylie has been employed by Qualis since its founding on April 14, 1999. Previously, he was controller of the Fluid Handling division of ITT Automotive based in Auburn Hills, Michigan, and served on the Board of Directors of Hisan, an OEM joint venture based in Findlay, OH. A certified management accountant, he received his undergraduate degree from Ohio University and earned an MBA from Miami of Ohio University. For the past 21 years, Mr. Wylie and his wife, Sue, have resided in Clarkston, Michigan. They have two children, Caitlin and Stuart, both of whom are attending college.

Mr. Wylie has made himself available to undertake the duties and obligations of Company Treasurer & CFO on a part-time basis since March 24, 2009. His principal duties include: (a) preparation for and presentations at the Company's quarterly, annual and special Board meetings as well as top management meetings; (b) budget review and analysis of financial data, and (c) assistance in developing information and reports for the Company's shareholders.

Mr. Timothy D. Birtsas, 48, Director and Executive Vice President of Business Development, is perhaps best known as a 6'7" southpaw pitcher whose Major League career spanned from 1985 to 1990. After retiring from professional baseball in 1993, Mr. Birtsas formed the RBI Companies, a business group specializing in real estate investments, management, historical preservation and sensible development. A leader in preserving Springfield Township's historical landmarks and environmentally sensitive areas, he also has successfully completed new developments and renovations in the historical districts of two neighboring communities. A 1978 graduate of Clarkston H.S.,

Mr. Birtsas attended Michigan State University on a baseball scholarship from 1979 to 1982, majoring in Recreation and Youth Leadership.

Under a one-year consultant's contract since March 9, 2009, Mr. Birtsas devotes approximately half of his professional time to the Company. His principal responsibilities include: (a) helping to forge public/private partnerships between the Company and local, county and state governments and quasi-government agencies, (b) developing business in the Oakland County Cruisers Baseball Academy and (c) working with construction manager McCarthy & Smith on the re-bid process for construction of the stadium in Waterford.

Carol Ann Arvan, 52, Director and Secretary, has been the business manager for FX Architecture LLC, Royal Oak, Michigan since November 1, 2004, bringing to the firm more than 20 years of commercial real estate lending, relationship management and investment banking experience. A native of southeast Georgia, Ms. Arvan is a Phi Beta Kappa graduate of the University of Georgia Honors Program with a B.A. in Historic Preservation and earned her master's from the School of Architecture at Columbia University.

Ms. Arvan has served as the Secretary of the Corporation on a part-time basis since March 24, 2009. As such, she is responsible for the maintenance of the records and books of the Company. Ms. Arvan also uses her investment banking background to provide fellow members of the Company's Board of Directors with advice on issues pertaining to the Offering and potential supplemental financing options.

As stated above, the Articles and Bylaws provide that the Company's directors are divided into three classes, as nearly equal in number as reasonably possible. The first class, appointed to an initial three-year term, consists of Robert A. Hilliard, Timothy L. Nick, and Othman Kardry. The second class, appointed to an initial two-year term, consists of Peter Comstock Riley and Steve Wylie. The third class, appointed to an initial one-year term, consists of Timothy D. Birtsas and Carol Ann Arvan. All of the directors were initially appointed as directors on March 11, 2009.

Eric Coleman, 39, Team Manager and Director of Player Development. On January 20, 2008, the Company entered into an employment contract with Eric Coleman to serve as the Manager & Director of Player Development for the Company's team. The term of the contract is for the 2009 and 2010 seasons with a one-year mutual option for the 2011 season. Mr. Coleman's compensation package includes a base salary, performance bonuses, and an indirect interest in the Company, which vests upon his return to the Company's team for the 2009 season. Mr. Coleman will be devoting 100% of his professional time to the Company's team.

Statement Concerning Director and Officer Independence and Compensation

The foregoing directors have been nominated by the incorporator of the Company and approved by a majority vote of the existing shareholders. The officers have been appointed by the majority vote of the board of directors. No consideration has been given or promised to any directors or officers in exchange for his or her nomination or election. The Company does not have a compensation committee and no decisions regarding compensation of directors or officers, other than those disclosed herein, of the Company have been made. Its is anticipated that only disinterested Board members will participate in compensation decisions regarding officers and directors.

According to the Company's Bylaws, future nominations for directors may be made by the board of directors, a proxy committee appointed by the board or any shareholder of the Company entitled to vote upon the election of directors.

REMUNERATION OF OFFICERS AND DIRECTORS

During the fiscal year ended December 31, 2008, the Company operated as a limited partnership with one executive officer, Robert A. Hilliard, and no directors. Mr. Hilliard did not receive, and has permanently waived, any compensation from the Company for his services during this period. Mr. Hilliard has not been awarded equity interests in the Company in exchange for his services and did not have any outstanding equity awards at the close of the fiscal year ended December 31, 2008. However, Mr. Hilliard is a member and manager of Ride the Wave Indy Baseball, LLC, which was granted 5.0 units of Partnership interest, or 22,910 shares of common stock, in exchange for its efforts as former general partner of the Partnership.

Mr. Hilliard and the Company entered into an employment agreement on July 20, 2008, whereby Mr. Hilliard is compensated $36,000 per year from October 1, 2008 through September 30, 2011, to serve as the President and Chief Operating Officer of the Oakland County Cruisers. The employment contract also provides for 100% employer-paid health insurance for the employee and 50% employer-paid coverage for employee's spouse and eligible dependents. Mr. Hilliard permanently waived any compensation, including health care benefits, from the Company during 2008. Mr. Hilliard further waived any cash compensation for the period from January 1, 2009 through June 30, 2009. The Company agreed, however, to award Mr. Hilliard with 1,800 Shares upon our attainment of the Minimum Offering.

On March 9, 2009, the company entered into a one-year contract with Mr. Birtsas to serve as Executive Vice President of Business Development. The contract provides for $24,000 in annual compensation, plus a 15% commissions on initial ticket and sponsorship sales and a 10% commission on renewal sales. Mr. Birtsas is also a Director of the Company.

On January 20, 2008, the Company entered into an employment contract with Eric Coleman to serve as the Manager & Director of Player Development for the Company's team. During, 2008, Mr. Coleman's compensation package included a base salary of $24,000 and performance bonuses in the amount of $100.

The Company and Mr. Coleman entered into a revised contract on October 15, 2008. The revised contract provides that Mr. Coleman will serve as the Manager and Player Development Director for the Midwest Sliders/ Oakland County Cruisers for the 2009 and 2010 seasons, with a mutual one-year option to extend the agreement for the

2011 season. Mr. Coleman's compensation package for includes a base salary of $30,000 for 2009, $35,000 for 2010, and if the option is exercised, $36,000 for 2011. Mr. Coleman is also compensated for instructional sessions he teaches at the Baseball Academy at the rate of one-third of published rate for the session.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

The following table sets forth certain information regarding the current ownership of our voting securities with respect to each director and executive officer, all officers and directors as a group, and any person who is known by us to be a beneficial owner of more than ten 10% of our capital stock, assuming the Maximum Offering (769,123.77 total Shares outstanding) and the Minimum Offering (394,123.77 total Shares outstanding). All Shares reflected below are Shares of Common Stock. There are no outstanding Shares of any other class of capital stock .

Beneficial Owner's Name and Address	Amount Prior to Offering	Percentage Prior to Offering	Amount After Minimum Offering	Percentage After Minimum Offering	Amount After Maximum Offering	Percentage After Maximum Offering
Robert A. Hilliard Direct, Pres, CEO & COO 4976 Spring Meadow Dr Clarkston, MI 48348	33,448.60	12.43	35,248.60	8.49	35,248.60	4.35
Timothy D. Birtsas Direct & Exec. VP P.O. Box 96 Clarkston, MI 48347	0.00	0.00	0.00	0.00	0.00	0.00
Carol Ann Arvan Director and Secretary 326 East 5th Street Royal Oak, MI 48067	4,582	1.70	4,582	1.16	4,582	0.60

Beneficial Owner's Name and Address	Amount Prior to Offering	Percentage Prior to Offering	Amount After Minimum Offering	Percentage After Minimum Offering	Amount After Maximum Offering	Percentage After Maximum Offering
Steve Wylie Director, CFO and Treasurer 6065 Middle Lake Road Clarkston, MI 48346	9,164.00	3.41	9,164.00	2.33	9,164.00	1.19
Timothy L. Nick Director and VP 30 Dover Road Waterford Twp, MI 48328	595.66	0.22	595.66	0.15	595.66	0.08
Dr. Othman Kadry Director 263 Pine Ridge Drive Bloomfield Hills, MI 48304	38,947	14.47	38,947	9.88	38,947	5.06
Peter Comstock Riley Director and VP 772 Lakeland Street Grosse Point, MI 48230	9,164.00	3.41	9,164.00	2.33	9,164.00	1.19
All directors and officers as a group (7 persons)	95,901.26	35.63	95,901.2 6	24.33	95,901.26	12.47

Beneficial Owner's Name and Address	Amount Prior to Offering	Percentage Prior to Offering	Amount After Minimum Offering	Percentage After Minimum Offering	Amount After Maximum Offering	Percentage After Maximum Offering
Timana, LLC 12121 Wilshire Blvd. Suite 1400, Los Angeles, CA 90025	76,908.87	28.58	76,908.87	19.51	76,908.87	10.00
Summit West Investments 263 Pine Ridge Drive Bloomfield Hills, MI 48304	27,492.00	10.22	27,492.00	6.98	27,492.00	3.57

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The ownership, operation and management of the Company may involve potential conflicts of interest, including the arrangements, transactions and relationships described below. The Company believes that none of the transactions described below, nor any future transaction between the Company and affiliated or related persons were, or will be, on terms more favorable to the affiliated or related party than that which could be obtained in an arm's length transaction with an unaffiliated or unrelated party.

Acquisition of Site of Future Stadium. Pursuant to the terms and conditions of the Purchase and Sale Agreement and Escrow Instructions, dated October 3, 2007 (the "Real Estate Purchase Agreement"), between the Company and Timana, LLC ("Timana"), the Company acquired an 11.2-acre parcel of real property located at the northwest corner of Summit Drive and Mall Drive East in Waterford Michigan in July 2008, upon which it intends to construct a baseball stadium. The purchase price for the real property was $1,678,500, and was paid as follows: (i) $90,000 in cash, (ii) a promissory note in the original principal amount of $749,250, which bears interest at the rate 7% per annum and has a maturity date of May 1, 2018, and (iii) 79,908.87 Units of the limited partnership interests of the Partnership (now 76,908.87 shares of common stock in the Company) which the parties agreed had a transaction value of $839,250 (or $50,000 per unit). The note bears interest at the rate 7% per annum., has a maturity date of May 1, 2018, and is payable in 120 equal monthly installments of $8,699.43. . Beginning in March of 2009, the Company failed to make payments under the note. However, on August 13, 2009, Timana and the Company entered into an agreement whereby the Company has been permitted to delay monthly payments due under the promissory note until the earlier of December 31, 2009, or the date the Minimum Offering Proceeds from this Offering are released from escrow. Timana's agreement to extend the deadline for payment and waive past payment defaults is conditioned upon the Company's commitment to pay all outstanding monthly payments from Offering

Proceeds. By December 31, 2009, the Company will owe approximately $90,000 for monthly payments owed from March 2009 through December 2009. The Company has also failed to make advance escrow tax deposits as required under a mortgage to Timana issued in connection with the note. Timana is the Company's largest shareholder, and we would not expect Timana to foreclose on this basis. However, if Timana were to declare a default based on these unmade escrow deposits, Timana could foreclose upon the stadium property and other Company assets. Timana currently holds 29% of the outstanding shares of common stock of the Company. Pursuant to the terms of the Real Estate Purchase Agreement, the Company is prohibited from transferring the real property without the consent of Timana.

In addition, Timana owned commercial real property that is adjacent to the parcel acquired by the Company for the baseball stadium. Recognizing that the parcel acquired by the Company would be insufficient to satisfy all of its parking needs, Timana and the Company entered into a Non-Exclusive Reciprocal Easement for Shared Parking, Ingress & Egress, Signage & Utility Access (the "Shared Parking Agreement"), pursuant to which the parties agreed, among other things, that the Company could use the adjacent parcel for additional parking. The Shared Parking Agreement outlines how Timana and the Company agreed to share the costs of maintaining and operating the parking areas.

Concession Services Contract. On February 21, 2008, the Company entered into a Concession Services Contract with V/Gladieux Enterprises, Inc. ("V/Gladieux"). The term of the contract commences on May 1, 2009 and continues through April 30, 2016. Upon mutual agreement, the term may be extended for up to 3 additional one year periods. Pursuant to the terms of the contract, the Company granted V/Gladieux the exclusive right to furnish and operate all food and beverage concessions in the areas within, and proximate to, the stadium for all events sponsored by the Company. The Company is entitled to 34% of V/Gladieux's gross receipts from concessions sales, and 18% from gross receipts of catering, picnics and suites. If the contract is terminated for any reason (other than a breach of contract by V/Gladieux) during the initial seven year term, the Company agreed to pay V/Gladieux the un-depreciated amount of V/Gladieux's total investment in the new equipment installed in the stadium; provided, however, V/Gladieux's total investment in new equipment can not exceed $250,000. V/Gladieux owns 22,910.00 shares (8.5%) of the common stock of the Company. V/Gladieux is beneficially owned and controlled by Timothy Gladieux.

Preconstruction Skybox Lease Commitment. On February 21, 2008, the Company entered into a Preconstruction Skybox Lease Commitment with V/Gladieux for a one-half share of one of seven skyboxes at the stadium. The term of the agreement is for seven years, beginning at the start of the 2009 season and concluding at the end of the 2015 season. The fee to V/Gladieux for the Skybox lease is $10,000 plus $2,080 for seating (16 seats at $5/seat per game multiplied by 26 home games). The lease is not assignable by V/Gladieux unless all skyboxes are under lease and the new lessee is approved by the Company.

Oakland County Cruisers Baseball Academy. On May 29, 2008, the Company entered into a Commercial Lease with Summit West Investments, LLC for the purpose of using the leased premises, which are located at 277 Summit Drive, Waterford, Michigan, as a baseball academy and sporting goods store. The term of the lease commenced on June, 1, 2008 and terminates on May 31, 2018. Rent for the leased premises is $12,146.00 per month for the first 2 years of the lease term, $14,576.00 per months for the third through sixth years of the lease term, and $17,005.00 for the seventh through tenth years of the lease term. Common area maintenance charges are included in the listed rent amounts. Summit West Investments, LLC currently holds 27,492 shares (10.2%) of common stock in the Company and its beneficial owner and principal, Dr. Othman Kadry is a member of the Company's Board of Directors. Dr. Kadry beneficially owns a total of 38,947 (14.47%) of the outstanding Shares of common stock of the Company prior to the Offering.

Pursuant to the terms of a letter agreement, dated October 24, 2008, the Company awarded Ross Homes, Inc. with a contact to furnish the materials and labor required to renovate such leased premises for $222,900. Mr. Pat Ross, a principal of Ross Homes, Inc., owns 9.164 shares (3%) of common stock in the Company.

Unsecured Advances. As of December 31, 2008, the Company owed Robert Hilliard, Director and Chief Executive Officer, $91,440.00 in reimbursements for unsecured advances that Mr. Hilliard made to the Company. These funds were originated through Mr. Hilliard's personal credit cards and were advanced by Mr. Hilliard to fund the ongoing operations of the team as a travel squad during the 2008 season. The Company is repaying these accounts directly to the credit card lenders and Mr. Hilliard is receiving no interest payments or other compensation for these unsecured advances.

Employment Contract with Robert Hilliard. On July 20, 2008, the Company entered into an employment agreement with Robert Hilliard, pursuant to which Mr. Hilliard serves as President and Chief Operating Officer. Mr. Hilliard's compensation package includes a base salary of $3,000 per month, and certain other standard employee benefits for an employee with his responsibilities. The agreement is scheduled to expire according to its terms on September 30, 2011. Mr. Hilliard permanently waived any compensation, including health care benefits, from the Company during 2008. Mr. Hilliard further waived any cash compensation for the period from January 1, 2009 through June 30, 2009. The Company agreed, however, to award Mr. Hilliard with 1,800 Shares upon our attainment of the Minimum Offering. SEE "REMUNERATION OF OFFICERS AND DIRECTORS." Mr. Hilliard directly owns 10,538.60 shares, or 3.9%, of the common stock in the Company. He is also the manager of Ride the Wave Indy Baseball, LLC, which owns 22,910 shares, or 8.5%, of the of the common stock in the Company He is also a member of the Board of Directors.

Employment Contract with Manager & Director of Player Development. On January 20, 2008, the Company entered into an employment contract with Eric Coleman to serve as the Manager & Director of Player Development for the Company's team. During, 2008, Mr. Coleman's compensation package included a base salary of $24,000 and performance bonuses in the amount of $100. The Company and Mr. Coleman's entered into a revised contract on October 15, 2008. The revised contract provides that Mr. Coleman will serve as the Manager and Player Development Director for the

Midwest Sliders/ Oakland County Cruisers for the 2009 and 2010 seasons, with a mutual one-year option to extend the agreement for the 2011 season. Mr. Coleman's compensation package for includes a base salary of $30,000 for 2009, $35,000 for 2010, and if the option is exercised, $36,000 for 2011. Mr. Coleman is also compensated for instructional sessions he teaches at the Baseball Academy at the rate of one-third of published rate for the session.

Independent Contractor Agreement with Timothy Birtsas. On March 9, 2009, the company entered into a one-year contract with Mr. Birtsas to serve as Executive Vice President of Business Development. The contract provides for $24,000 in annual compensation, plus a 15% commissions on initial ticket and sponsorship sales and a 10% commission on renewal sales. Mr. Birtsas is also a Director of the Company.

Line of Credit Extended by Kadry Property Management, LLC. On November 11, 2008, the Company executed and delivered a line of credit promissory note in the face amount of $350,000 for the benefit of Kadry Property Management, LLC, a Michigan limited liability company ("KPM"). Amounts advanced by KPM accrue interest at the rate 8% per annum. The entire principal balance, plus all accrued and unpaid interest, under the promissory note is due on July 31, 2009. However, Kadry Property Management and the Company entered into an agreement whereby the Company has been permitted to delay payment until the earlier of December 31, 2009, or the date the Minimum Offering Proceeds from this Offering are released from escrow. KPM is affiliated with Summit West Investments, LLC, Summit North Investments, LLC, and ODK Investments, LLC which own Shares in the Company, through Dr. Othman Kadry. Dr. Kadry beneficially owns a total of 38,947 Shares or 14.47% of the outstanding Shares of common stock of the Company. The promissory note is secured by a lien on the Baseball Academy, the team's membership interest in the Frontier League and the proceeds of this Offering.

Commercial Insurance Coverage. The Company has obtained certain commercial insurance coverages brokered by The Huttenlocher Group, whose president is a shareholder of the Company. Competitive bids were received.

Unsecured Loans From Shareholders. The Company has entered into unsecured loans with certain shareholders as detailed in the Section entitled "MANAGEMENT'S DISCUSSION AND ANALYSIS – LIQUIDITY AND CAPITAL RESOURCES." The loans bear interest at a rate of 8% per year (11% per year upon an event of default) and have terms of 180 days. These loans matured at various dates between December 2008 and July 2009, but have been extend to new maturity dates ranging from December 7, 2009 through December 18, 2009.

The Company issued a promissory note in favor of legal counsel for services rendered in connection with this Offering. The Company issued a junior secured promissory note to Dickinson Wright PLLC, its legal counsel, in the face amount of $264,772.41. The note has been issued in consideration for general corporate legal services and for legal services rendered in connection with this Offering by Dickinson Wright to the Company. The note bears interest at 3% per annum and matures on

December 30, 2009. The note is secured by a junior lien on all Company assets. The majority of this note will be repaid through gross proceeds of this Offering. See "USE OF PROCEEDS."

DETERMINATION OF OFFERING PRICE

We arbitrarily determined the Offering price of our Shares. We believe the Offering price per Share reflects the business potential and earnings prospects of the Company, the relationship of these factors to comparable companies, the consideration of the market value of comparable companies, and the condition of the securities markets and the domestic economy as a whole. Since these factors are highly subjective, our Offering price does not necessarily reflect or relate to our assets, actual book value or financial condition, and may not, in fact, be indicative of the actual value of the Company.

PLAN OF DISTRIBUTION

We are offering Shares in the Company in Units of 100 Shares each at a purchase price of $10 per Share. The Minimum Offering is 125,000 Shares (an aggregate Offering value of $1,250,000) and the Maximum Offering is 500,000 Shares (an aggregate Offering value of $5,000,000). Pursuant to Regulation A of the Securities Act of 1933, as amended, we have filed an Offering Statement with the SEC. Regulation A exempts us from filing a registration statement with the SEC if certain conditions are met. Our offering is also being registered in the State of Michigan. Our offering is not limited to any special group within the above states and the Shares will not be subject to any restrictions on transferability (unless the Shares are purchased by our affiliates, such as our officers, directors or principal shareholders, in which case restrictions will apply).

Our Shares will be offered and sold directly by the Company. The officers and key employees of the company who will be responsible for selling the Shares are Mr. Robert Hilliard, President, Mr. Timothy Birtsas, Executive Vice President, Mr. Timothy Nick, Vice President, Mr. Peter Comstock Riley, Vice President, Carol Ann Arvan, Secretary, and Steve Wylie, CFO and Treasurer. The Company has reserved the right to offer the Shares, in whole or in part, through FINRA member broker-dealers, or other persons to whom payment of commissions or fees is permitted under applicable laws, for a commission of up to 8% of the purchase price of the Shares sold (plus a customary non-accountable expense allowance). Our officers and key employees, however, will not receive any commissions or other form of remuneration in connection with the offer and sale of our Shares. No broker or dealer has been retained as placement agent or is under any obligation to sell or purchase any Shares. None of such broker-dealers, if utilized by the Company, will be beneficial holders of Shares of the Company or serve as officers of he Company.

The Company intends to publicize its Offering by developing appropriate tombstone advertisements (to be filed and pre-approved by the SEC) for placement with Oakland County and Detroit metro area newspapers, radio stations, online media and Michigan Live, and through direct mail/e-mail solicitations. The Company also will place copies of the tombstone advertisements in the Midwest Sliders' game-day scorecard and make in-game public announcements regarding the availability of Offering Circulars to Michigan residents. Finally, the Company will have an enlarged copy of the tombstone posted in its Oakland County Cruisers Baseball Academy and have a request for information booklet available for individuals to sign and provide their address as well as proof of Michigan residency in order to receive a copy of the Offering Circular. All such publications will invite persons interested in the Offering to obtain a copy of the Offering Circular by contacting the Company.

To subscribe for Shares, each prospective investor must complete, date, execute and deliver a Subscription Agreement and the purchase price for the Shares subscribed for by check payable to "JP Morgan Chase Bank, N.A., Escrow Agent" to the Company at the address listed in the Subscription Agreement. A copy of the form of Subscription Agreement is attached to this Offering Circular as Exhibit C.

All funds tendered by investors will be deposited into an escrow account to be established by Company with JP Morgan Chase Bank, N.A, Clearance and Agency Services, 420 W. Van Buren, Mail Code IL1-0113, phone (248) 738-4306. The escrow agent will invest the deposits in short-term, investment grade, interest-bearing securities. The escrow account will be distributed to the Company when subscription proceeds for the Minimum Offering have been received. In the event subscriptions for the Minimum Offering have not been received on or before the first anniversary of the date of the Offering Circular), the Offering will be terminated and all funds will be promptly returned to investors, together with any interest earned thereon.

Each prospective investor and his or her advisor may inquire about any aspect of this Offering. Our officers and directors may answer all inquiries concerning the offering, including background information on our management and our operation and management of our business. Prospective investors and their advisors will be afforded the opportunity to obtain additional information to the extent we possess such information or can acquire it without unreasonable effort or expense.

DESCRIPTION OF CAPITAL STOCK

The following information concerning our capital stock is a summary only and is subject to the more complete terms contained in our Articles of Incorporation and Bylaws, copies of which may be obtained upon request.

Common Stock

We are presently authorized to issue up to 1,000,000 shares of no par value common stock. To date, we have issued 269,123.77 shares to 26 holders of record. The holders of our Shares of common stock are entitled to one vote for each Share held on all matters submitted to a vote or for action by shareholders. Subject to preferences that may in the future become applicable to any outstanding senior class of securities, the holders of common stock, such as the Shares, are entitled to ratably receive dividends declared by our Board of Directors out of legally available funds and to ratably participate in net proceeds realized upon liquidation of the Company. Holders of our common stock have no preemptive, redemption, conversion or similar rights.

Shares of Preferred Stock

The Articles also authorize 100,000 shares of preferred stock. While there are no present plans to do so, the preferred stock may be issued by the Company's Board of Directors in one or more series, from time to time, with each such series to consist of such number of shares and to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Company's Board of Directors.

Advantages. The authorization of preferred stock provides the Company with greater flexibility in structuring capital raising transactions. Being able to issue preferred stock without shareholder approval also enables the Board of Directors to engage in financing transactions that take full advantage of changing market conditions and equity financing requirements with little or no delay.

Disadvantages. Until the Board of Directors authorizes the issuance and determines the rights of any series of preferred stock, it is not possible to state the precise disadvantages, if any, that the issuance of such series might have on the holders of the Company's common stock; however, potential disadvantages could include (a) a reduction in the cash surplus available for the payment of dividends on shares of common stock if dividends on the preferred stock are cumulative and in arrears and (b) limitations on the rights of holders of common stock to receive distributions of the Company's assets upon a liquidation of the Company until satisfaction of any liquidation preference granted to holders of preferred stock and other secured creditors.

LEGAL PROCEEDINGS

As of the date of Offering Circular, the Company is not presently involved in any pending or threatened litigation or other legal proceedings, nor, to the best of the our knowledge, are any such proceedings threatened or contemplated.

LEGAL MATTERS

The validity of the issuance of our Shares and certain other legal matters will be passed upon for the Company by Dickinson Wright PLLC.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Our financial statements as of December 31, 2008, and for the year ended December 31, 2008 appearing in this Offering Circular have been audited by Hauswirth Moncrief PLLC, independent certified public accountants.

The financial statements for the five month period ended May 31, 2009, have been prepared and compiled by management in accordance with generally accepted accounting principles, but have not been independently reviewed, examined or reported on by an independent public accounting firm.

ADDITIONAL INFORMATION

We will make available to any prospective investors the opportunity to ask questions of and receive answers concerning the terms and conditions of this Offering. Additional information or documents will be available for inspection by any prospective investor upon reasonable request to the extent we possess such information or can acquire such information without unreasonable effort or expense. Upon meeting the Minimum Offering, we will furnish shareholders with quarterly qualitative reports prepared by management and annual financial statements prepared in accordance with generally accepted accounting principles and reviewed by independent accountants. Our fiscal year ends on September 30th. We will furnish quarterly reports within 30 days of the end of each of our fiscal quarters and yearly reports within 90 days of the end of our fiscal year. We are presently not a reporting company within the meaning of the Securities Exchange Act of 1934, as amended, nor do we expect that we will become a reporting company immediately following the completion of this Offering. However, in the event we become a reporting company due to, among other reasons, the listing of our securities on an established securities exchange, the reports and other information filed by the Company may be inspected and copied at the public reference facilities of the Securities and Exchange Commission (the "Commission") in Washington, D.C. and at some of its regional offices, including the Midwest Regional Office at Citicorp Center, 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Copies of such filed material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. Inquiries regarding this Offering Circular should be directed to the Company at Diamond Heroes of Southeast Michigan, Inc., 277 Summit Drive, Waterford, Michigan 48328, telephone (248) 681-0700.

We have filed with the Commission an Offering Statement on Form 1-A (together with any amendments or supplements thereto, the "Offering Statement") under the Securities Act of 1933, as amended, with respect to the Shares offered hereby. As permitted by the rules and regulations of the Commission, this Offering Circular does not contain all of the information set forth in the Offering Statement. Such additional information may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549. Statements contained in this Offering Circular as to the contents of any contract or other document referred to herein are not necessarily complete and, in each instance, reference is made to the copy of such contract or other documents filed as an exhibit to the Offering Statement, each such statement being qualified in all respects by such reference. Our Offering Statement and Offering Circular were submitted in to the Commission in paper form, as required by the Commission, and are not electronically available on the Commission's website.

EXHIBIT A

AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

Baseball Heroes of Oakland County, LP

Financial Statements and Supplementary Information

Year ended December 31, 2008

HAUSWIRTH+MONCRIEF

HAUSWIRTH+MONCRIEF

Management
Baseball Heroes of Oakland County, LP
Waterford, Michigan

We have audited the accompanying balance sheet of Baseball Heroes of Oakland County, LP (the "Partnership") as of December 31, 2008, and the related statements of net loss, partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baseball Heroes of Oakland County, LP as of December 31, 2008, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in schedule I and schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 16 to the financial statements, the Partnership has suffered substantial losses from operations and current liabilities significantly exceed current assets. These issues raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 16. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Hauswirth + Moncrief PLLC

Certified Public Accountants

Auburn Hills, Michigan
August 19, 2009

691 NORTH SQUIRREL ROAD · SUITE 100 · AUBURN HILLS, MI 48326 · 248 239 0900 tele · 248 239 0910 fax · hauswirthmoncrief.com

Balance Sheet
December 31, 2008

Assets

Current Assets	
Cash and equivalents	$ 20,687
Accounts receivable	396
Due from related parties	3,932
Inventory	1,074
Deposits	18,920
Total Current Assets	45,009
Property and Equipment, net	2,350,279
Intangible Assets	
Frontier League franchise	830,000
Regulation A offering costs	124,850
Trademark, net	4,560
	959,410
Total Assets	$ 3,354,698

Liabilities and Partners' Capital

Current Liabilities	
Short term notes payable	$ 215,851
Line of credit payable to related party	95,000
Current portion of long term debt	60,037
Accounts payable	175,944
Credit cards payable	57,164
Due to Partner	91,440
Advance ticket sales	16,892
Accrued expenses	6,024
Total Current Liabilities	718,352
Notes Payable, net of current portion	697,960
Partners' Capital	
Partners' capital	2,510,886
Less: Partners' capital subscribed	(572,500)
	1,938,386
Total Liabilities and Partners' Capital	$ 3,354,698

See accompanying notes and independent auditors' report.

HAUSWIRTH+MONCRIEF

Statement of Net Loss
Year Ended December 31, 2008

		Percent of Revenues
Revenues		
Game revenues	$ 100,800	56.46 %
Frontier League expansion fees	66,688	37.36
Souvenirs and apparel	8,380	4.69
Other	2,653	1.49
	178,521	100.00
Costs of team	332,311	186.15
Costs of goods - Souvenirs and apparel	5,196	2.91
	337,507	189.06
Gross Loss	(158,986)	(89.06)
General and administrative expenses	262,404	146.99
Loss from Operations	(421,390)	(236.05)
Other Income (Expense)		
Interest income	5,308	2.97
Interest expense	(9,782)	(5.48)
	(4,474)	(2.51)
Net Loss	$ (425,864)	(238.55)%

See accompanying notes and independent auditors' report.

HAUSWIRTH+MONCRIEF

Baseball Heroes of Oakland County, LP

Statement of Partners' Capital
Year Ended December 31, 2008

Partner	Units	Percentage	Balance 1/1/2008	Contributions	Net Loss	Balance 12/31/2008
"Ride The Wave" Indy Baseball, LLC	5.000	10.57 %	-	$ 250,000	$ (45,032)	$ 204,968
Timana, LLC	16.785	35.50	-	839,250	(151,169)	688,081
Summit West Investments, LLC	3.990	8.44	-	199,500	(35,935)	163,565
Robert A. Hilliard	2.300	4.86	-	115,000	(20,715)	94,285
Steve Wylie	2.000	4.23	-	100,000	(18,013)	81,987
Peter C. Riley	2.000	4.23	-	100,000	(18,013)	81,987
J&D Equities, LLC	1.110	2.35	-	55,500	(9,997)	45,503
Timothy L. Nick	0.130	0.28	-	6,500	(1,171)	5,329
Joe Dietz	1.000	2.11	-	50,000	(9,006)	40,994
FX Architecture, LLC	0.800	1.69	-	40,000	(7,205)	32,795
George Shaieb	2.000	4.23	-	100,000	(18,013)	81,987
Team Shaieb, LLC	0.600	1.27	-	30,000	(5,404)	24,596
Summit North Investments, LLC	2.000	4.23	-	100,000	(18,013)	81,987
Dr. Alvin Hollenberg	0.600	1.27	-	30,000	(5,404)	24,596
ODK Investments, LLC	0.500	1.06	-	25,000	(4,503)	20,497
More Baseball Heroes of Oakland County, LLC	2.020	4.27	-	101,000	(18,193)	82,807
Robert and Caryl Hilliard	0.500	1.06	-	25,000	(4,503)	20,497
Michael Duff	0.250	0.53	-	12,500	(2,252)	10,248
Nowak & Fraus LLC	0.200	0.42	-	10,000	(1,801)	8,199
Judge Richard Kuhn	1.000	2.11	-	50,000	(9,006)	40,994
Warpat	2.000	4.23	-	100,000	(18,013)	81,987
Betty L. Schuster	0.500	1.06	-	25,000	(4,503)	20,497
	47.285	100.00 %	-	2,364,250	(425,864)	1,938,386
Capital Subscribed						
Summit West Investments, LLC	2.01			100,500	-	100,500
FX Architecture, LLC	0.20			10,000	-	10,000
McCarthy & Smith, Inc.	1.00			50,000	-	50,000
Hoffman Brothers	2.00			100,000	-	100,000
More Baseball Heroes of Oakland County, LLC	0.74			37,000	-	37,000
V. Gladieux Enterprises, Inc.	5.00			250,000	-	250,000
William Flavin	0.50			25,000	-	25,000
	11.45			572,500	-	572,500
Total Partners' Capital	58.735			$ 2,936,750	$ (425,864)	$ 2,510,886

See accompanying notes and independent auditors' report.

HAUSWIRTH+MONCRIEF

Statement of Cash Flows
Year Ended December 31, 2008

Cash Flows from Operating Activities	
Net loss	$ (425,864)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	6,155
Changes in assets and liabilities:	
(Increase) decrease in	
Accounts receivable	(396)
Inventory	(1,074)
Deposits	(18,920)
(Decrease) increase in	
Accounts payable	175,944
Credit cards payable	57,164
Advance ticket sales	16,892
Accrued expenses	6,024
Net Cash Used in Operating Activities	(184,075)
Cash Flows from Investing Activities	
Purchase of property and equipment	(45,515)
Purchase of land	(1,686,418)
Purchase of Frontier League franchise	(830,000)
Increase in construction in process	(624,319)
Reg A offering costs	(124,850)
Trademark development costs	(4,744)
Net Cash Used in Investing Activities	(3,315,846)
Cash Flows from Financing Activities	
Proceeds from short term notes	215,851
Proceeds from line of credit	95,000
Proceeds from long term notes	786,850
Payments on long term notes	(28,851)
Increase in amount due to Partner	91,440
Increase in amounts due from related parties	(3,932)
General partner contributions	250,000
Limited partner contributions	2,114,250
Net Cash Provided by Financing Activities	3,520,608
Net Increase in Cash and Cash Equivalents	20,687
Cash at Beginning of Year	-
Cash at End of Year	$ 20,687

See accompanying notes and independent auditors' report.

HAUSWIRTH+MONCRIEF

Note 1 – Summary of Significant Accounting Policies

Organization and Nature of Operations
Baseball Heroes of Oakland County, LP was formed as a limited partnership under the laws of the State of Michigan in October, 2007 for the purpose of owning and operating an independent semi-professional baseball team, the Midwest Sliders, in the Frontier League, to operate a baseball academy, and to build a baseball stadium in the city of Waterford, Michigan. The team was purchased in January, 2008. The team played all 2008 league games on the road as a travel squad as the team had no home venue. During the 2009 season the team will play its home games in Oestrike Stadium on the campus of Eastern Michigan University in Ypsilanti, Michigan.

Recognition of Revenue
During 2008, the Partnership recognized revenue from three primary sources: the sales of team apparel and souvenirs, fees received from the Frontier League in lieu of the team having home games during the 2008 season and fees received by the team from the league for the admittance of a Frontier League expansion franchise.

Revenue from retail sales of team apparel and equipment is recognized at the time the sale is made. Revenue received from the Frontier League in lieu of having home games during the 2008 season was recognized when earned during the 2008 baseball season. Revenue received from the Frontier League for an expansion franchise for the 2008 season was recognized when earned.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Partnership places its temporary cash investments with high credit quality financial institutions. At times cash balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit ($250,000 at December 31, 2008). As of December 31, 2008, the Partnership had no cash balances in excess of the FDIC limit.

Accounts Receivable
The Partnership carries its accounts receivable at the amount invoiced with no interest. At December 31, 2008, management considers accounts receivable to be fully collectible and that no allowance for bad debt is necessary. If accounts become uncollectible, they will be charged to operations when that determination is made.

Inventory
Inventory consists of baseball team apparel and souvenirs for retail sale to the public and is recorded at the lower of cost (determined by the first-in, first-out method) or market (net realizable value).

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation. Depreciation of property and equipment is computed on a straight line basis over the assets' estimated useful lives. For the year ended December 31, 2008 depreciation expense totaled $5,971 and is included in general and administrative expenses.

Note 1 – Summary of Significant Accounting Policies (continued)

Additions and improvements are capitalized and ordinary maintenance and repair expenses are charged against income in the year incurred.

Intangible Assets
Amortization of intangible assets subject to amortization is computed on a straight line basis over the assets' useful lives. For the year ended December 31, 2008 depreciation and amortization expense totaled $184 and is included in general and administrative expenses.

The Partnership periodically reviews the carrying value of intangible assets not subject to amortization to determine whether impairment may exist. FASB Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, requires that goodwill and certain intangible assets be assessed annually for impairment using fair value measurement techniques. The impairment test for intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.

Construction in Process
The Partnership has capitalized costs related to the construction of a new stadium in Waterford, Michigan.

The Partnership has capitalized costs related to the construction of a baseball academy in Waterford, Michigan.

Costs capitalized for the year ended December 31, 2008 totaled $624,319 and are included in property and equipment.

Capitalization of Interest
The Partnership capitalizes interest on costs incurred related to the construction of its stadium in Waterford, Michigan. The capitalized interest has been recorded to the asset created for construction. Total interest for the year ended December 31, 2008 was $37,309. Of this amount, interest cost capitalized for the year totaled $27,600.

Organization Costs
Organization costs, including legal fees, are expensed as incurred. Organization costs charged to operations totaled $42,825 and are included in general and administrative expenses.

Advertising Costs
Advertising costs are expensed as incurred. For the year ended December 31, 2008, advertising expense totaled $12,780 and is included in general and administrative expenses.

Baseball Heroes of Oakland County, LP

Notes to the Financial Statements (continued)
December 31, 2008

Note 1 – Summary of Significant Accounting Policies (continued)

Federal Income Taxes
Baseball Heroes of Oakland County, LP is organized as a Limited Partnership under the laws of the State of Michigan. In lieu of Federal corporate income taxes, the partners are taxed on their proportionate share of the Partnership's Federal taxable income. Therefore, no provision or liability for Federal income taxes has been computed for Baseball Heroes of Oakland County, LP.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 – Property and Equipment

Property and equipment consists of the following:

Land	$ 1,686,418
Construction in process - Stadium	609,754
Construction in process – Baseball Academy	14,565
Furniture and equipment	7,913
Vehicles	37,600
	2,356,250
Less accumulated depreciation	(5,971)
	$ 2,350,279

Note 3 – Intangible Assets Not Subject to Amortization

Frontier League Franchise
During 2008, the Partnership purchased various assets of a Frontier League semi-professional baseball team known as the the Slippery Rock Sliders from an unrelated party. These assets included all rights relating to the team granted by the Frontier League, all of the team's game related assets, all of the 2007 player contracts owned, the name "Sliders" and anything related to the team name or logo. Management has determined that only the Frontier League membership rights relating to the team and the player contracts have material value. These assets are combined and included in intangible assets.

Regulation A Offering Costs
The Partnership has incurred costs for a planned Regulation A stock offering. These costs have been deferred and will be charged against the gross proceeds of the stock offering which is expected to take place in 2009.

Note 4 – Intangible Assets Subject to Amortization

Trademark

The Partnership has capitalized costs related to the development of their trademark and logo design. The costs are being amortized over 15 years, the estimated useful life of the trademark and logo. Amortization expense for the year ended December 31, 2008 totaled $184.

Amortization expense of trademark costs for the next five years is as follows:

2009	$ 316
2010	316
2011	316
2012	316
2013	316
Thereafter	2,980
	$ 4,560

Note 5 –Related Party Activity

Due from Related Parties

The Partnership has an amount due of $3,932 from More Baseball Heroes of Oakland County, LLC (More Baseball), a limited partner. The amount outstanding is non-interest bearing and is due upon demand.

Asset Purchase

In 2008, the Partnership purchased land in Waterford, Michigan from Timana, LLC, a limited partner of the Partnership.

Short term Notes Payable

As detailed in Note 6, the Partnership has unsecured loans outstanding with several limited partners, vendors and employees of the Partnership.

Line of Credit Payable

As detailed in Note 7, the Partnership was advanced a line of credit from Kadry Property Management. Dr. Othman Kadry, the owner of Kadry Property Management, is the managing partner of related parties Summit West Investments, LLC and Summit North Investments, LLC. Dr. Kadry is also a member of related parties ODK Investments, LLC, and "Ride the Wave" Indy Baseball, LLC.

Due to Partner

As of December 31, 2008, Robert Hilliard has loaned funds to the Partnership totaling $91,440. Mr. Hilliard is a limited partner and employee of the Partnership and is also a member of "Ride the Wave" Indy Baseball, LLC, the general partner of the Partnership.

Note 5 –Related Party Activity (continued)

Note Payable

As detailed in Note 9, the Partnership has a mortgage payable to Timana, LLC, a limited partner of the Partnership.

Operating Lease

As detailed in Note 12, the Partnership leases space from Summit West Investments, LLC for its baseball academy. Summit West Investments owns 8.44% of the limited partnership units of the Partnership.

Note 6 -Short Term Notes Payable

The Partnership has the following unsecured notes payable to various parties. The interest rate for the notes is 8% until maturity with the rate increasing to 11% upon default. Some of the notes, as indicated, have been extended for an additional 180 days on the same terms as the original note.

Lender	Balance at 12/31/08	Original Maturity Date	Extended Maturity Date
Linda French	$ 10,028	6/18/2009	-
Kevin Hill	5,014	6/18/2009	-
Brian Robb	10,028	6/18/2009	-
Jocelyn Price*	606	5/21/2009	9/17/2009
Kimberly Buckey	1,012	3/14/2009	9/10/2009
V/Gladieux Ent.*	10,150	2/21/2009	8/20/2009
Caryl Hilliard*	3,832	1/21/2009	7/20/2009
David Hilliard	511	1/21/2009	7/20/2009
Booth Patterson P.C.	15,196	1/13/2009	7/12/2009
Joseph Dietz*	20,473	1/22/2009	7/12/2009
Peter Riley *	20,550	12/28/2008	6/26/2009
Jocelyn and Roger Price*	5,140	12/26/2008	6/24/2009
Russell Schulte	3,084	12/26/2008	6/24/2009
Richard and Sally Kuhn*	10,284	12/25/2008	6/23/2009
Michael and Sharon Duff*	5,145	12/23/2008	6/21/2009
Sandra Piekarski	1,029	12/24/2008	-
FX Architecture, LLC*	9,317	12/20/2008	6/18/2009
John Green	1,031	12/18/2008	6/16/2009
Betty L. Schuster Trust*	5,153	12/18/2008	6/16/2009
Warpat Investments LLC*	25,765	12/18/2008	6/16/2009
ODK Investments LLC*	28,883	12/16/2008	6/14/2009
Robert and Judith Wallace	2,062	12/16/2008	6/14/2009
Steven Wylie*	20,650	12/12/2008	6/10/2009
Steven Wylie*	908	3/22/2009	-
	$ 215,851		

*Related party

Baseball Heroes of Oakland County, LP

Notes to the Financial Statements (continued)
December 31, 2008

Note 7 – Line of Credit

The Partnership has a line of credit in the amount of $350,000 from Kadry Property Management, LLC, a related party, due July 31, 2009 bearing interest at 8% per year, payable monthly. The line of credit is secured by a lien on the baseball academy and the Partnership's Frontier League franchise rights. The line will also be secured by any proceeds received from the Partnership's Regulation A offering. $280,000 of the line of credit is to be used for the creation and operation of the Partnership's baseball academy located in Waterford, Michigan. The balance is for working capital of the business. As of December 31, 2008, there was $95,000 outstanding on the line of credit.

Note 8 – Advance Ticket Sales

The Partnership has received funds for ticket purchases for the 2009 baseball season. Revenue on advance ticket sales are recognized when earned.

Note 9 - Long Term Debt

Note payable to Clarkston State Bank due in monthly installments of $612 until May, 2013, at 9%, secured by a used motor coach.	$. 26,214
Mortgage payable to related party, Timana, LLC, due in monthly installments of $8,699 until July, 2018, at 7% interest, secured by 10 acres of land in Waterford, Michigan and a security interest in substantially all of the assets of the Partnership.	731,783
	757,997
Less Current Portion	(60,037)
	$ 697,960

Maturities of long-term debt for the next five years are as follows:

2009	$ 60,037
2010	64,494
2011	69,285
2012	74,432
2013	75,173
Thereafter	414,576
Total	$ 757,997

HAUSWIRTH+MONCRIEF

Note 10 - Right of Repurchase

As described in Notes 5 and 9, the Partnership has a mortage payable to Timana, LLC, a related party. In the event that the Partnership has not either (a) completed the installation of all footings necessary for the construction of its baseball stadium within two years after the date of the agreement (July 21, 2008), or (b) finished all construction for its baseball stadium within three years after the date of the agreement, Timana, LLC has the right to repurchase the property that was purchased from Timana, LLC. The purchase price shall consist of the return of the limited partnership interests held by Timana, LLC in the Partnership and the cancellation of the note held by Timana, LLC pursuant to the original sale of the property to the Partnership. The Partnership has not recognized a liability related to this right of repurchase.

Note 11 - Partners' Capital

At December 31, 2008, the authorized capital of the Partnership consists of 58.735 partnership units, of which 47.285 units are outstanding and 11.45 units are subscribed. The stated value of each partnership unit is $50,000. The general partner of the partnership is "Ride the Wave" Indy Baseball, LLC.

The Partnership has subscription agreements with several parties. The agreements require the parties to provide services to the Partnership in exchange for capital. Most of the services relate to the construction and operation of the planned stadium in Waterford, Michigan. Subscribed partners' capital is recorded as a contribution to partners' capital with a corresponding reduction to partners' capital until the services have been performed. Subscription agreements outstanding as of December 31, 2008 totaled $572,500.

Note 12 – Operating Leases

During 2008, the Partnership leased a retail store in Waterford, Michigan from Summit West Investments, LLC, a related party. The lease called for monthly payments of $1,000 per month, expiring in February, 2009. Summit West Investments, LLC was issued partnership capital in lieu of cash payments for rent.

On June 1, 2008, the Partnership entered into a 10 year lease with Summit West Investments, LLC, a related party, for the location of its baseball academy in Waterford, Michigan. The lease calls for monthly payments of $12,146 commencing on June 1, 2008. No rental payments were made during 2008. In March, 2009, this lease was amended by agreement of both parties to change the lease start date to July 1, 2009. No rent has been charged to operations in 2008 for this lease.

The Partnership leases office space in Ypsilanti, Michigan from an unrelated party. The lease requires monthly payments of $200 and expires in September, 2009.

Note 12 – Operating Leases (continued)

Future minimum rental payments, under presently existing terms, are as follows:

2009	$ 74,676
2010	157,752
2011	186,912
2012	186,912
2013	186,912
Thereafter	1,133,532
	$ 1,926,696

For the year ended December 31, 2008, rental expense totaled $13,000 and is included in general and administrative expenses.

Note 13 – Loss per Unit

Basic loss per unit for the year ended December 31, 2008 is calculated by dividing net loss by weighted average partnership units outstanding during the period. There are no potentially dilutive instruments outstanding as of December 31, 2008.

Net loss	$ 425,864
Weighted-average partnership units outstanding	31.65
Net loss per weighted average unit:	
Basic	$ 13,456

As detailed in Note 14, on March 31, 2009 the Partnership transferred all of its assets and liabilities to Diamond Heroes of Southeast Michigan, Inc. in exchange for 269,123.77 shares of common stock, which were subsequently issued to the partners of the Partnership at the rate of 4,583 common shares for each partnership unit held. No additional money was received by the new corporation as part of this exchange. Therefore, the exchange of partnership units for common stock resulted in no potential dilution of ownership interests outstanding as of December 31, 2008.

Note 14 – Subsequent Events

Conversion to Corporation

On March 31, 2009 Baseball Heroes of Oakland County, LP transferred all of its assets and liabilities to a newly formed corporation, Diamond Heroes of Southeast Michigan, Inc., in exchange for 269,123.77 shares of common stock of Diamond Heroes of Southeast Michigan, Inc.. The shares of common stock in Diamond Heroes of Southeast Michigan, Inc. were then distributed to the general and limited partners of the Partnership on a pro-rata basis of 4,583 shares for each partnership unit held as of March 31, 2009.

Land Tax Escrow

As of the date of this report, the Partnership has made none of the required payments into the land tax escrow account with Clarkston Bank for 2009. The total of delinquent payments as of the date of this report is approximately $18,000.

Timana, LLC Mortgage Revision

As detailed in Note 9, the Partnership has a mortgage note outstanding from Timana, LLC. On August 13, 2009, Diamond Heroes of Southeast Michigan, Inc. (the "Company"), as successor to Baseball Heroes of Oakland County, LP and Timana, LLC agreed that all monthly mortgage payments which are outstanding and unpaid under the mortgage note through the end of December 2009, shall be deferred and payable from the proceeds of the Company's Regulation A offering. All outstanding payments under the mortgage note shall be paid the Company on the earlier of (i) December 31, 2009 or (ii) five business days after the date offering proceeds from the Regulation A offering are released from escrow. No payments on the mortgage note have been paid since March, 2009.

Line of Credit Extension

As detailed in Note 7, the Partnership has a line of credit from Kadry Property Management, LLC. The line of credit expired on July 30, 2009. A loan extension agreement has been signed between Diamond Heroes of Southeast Michigan, Inc. (the "Company"), as successor to Baseball Heroes of Oakland County, LP, to extend the maturity date to the earlier of (i) five business days after the date offering proceeds from the Company Regulation A offering are released from escrow and used to pay the entire principal balance due under the line of credit, plus accrued accrued interest, or (ii) December 31, 2009.

Note 15 – Supplemental Cash Flow Disclosures

Cash Paid for Interest

The Partnership made interest payments, net of capitalized interest, of $9,782.

Non-Cash Financing and Investing Activities

The Partnership has partners' capital subscribed in the amount of $572,500.

Note 16 – Going Concern

As shown in the accompanying financial statements, the Partnership has incurred substantial losses from operations, and, as of December 31, 2008, the Partnerships' current liabilities exceeded its current assets by $665,842. These factors raise substantial doubt about the Partnership's ability to continue as a going concern. The Partnerships' primary source of revenue is from the operations of its baseball team. The team is currently playing in a temporary location and is incurring substantial losses due to poor attendance. To mitigate this situation, management's intention is to raise additional capital for construction of a permanent stadium for the team, working capital and reduction of debt through a public stock offering. The minimum amount to trigger a successful offering is $1,250,000. If the Partnership is unable to meet this minimum offering amount it is unlikely that it would be able to continue to operate as a going concern beyond December 31, 2009. The Partnership is also attempting to raise additional funds through commercial financing and/or institutional debt or equity placements. The accompanying financial statements do not include any adjustments that might be necessary if the Partnership is unable to continue as a going concern.

Supplementary Information

Schedule I - Costs of Team
Year Ended December 31, 2008

		Percent of Revenues
Spring training field rental	$ 3,280	1.84 %
Wages - Team	123,828	69.36
Team equipment	5,241	2.94
Uniforms	14,106	7.90
Player transportation	300	0.17
Player Homeland Security fee	2,640	1.48
Spring training tickets	500	0.28
[illegible]DS testing	664	0.37
Outside contractors	27,150	15.21
Frontier League expense	21,625	12.11
Meetings	68,101	38.15
Travel	10,333	5.79
Vehicle repairs and maintenance	5,747	3.22
Fuel	22,081	12.37
Hotel	13,151	7.37
Vehicle rental	10,493	5.88
Road fees	3,071	1.72
	$ 332,311	186.15 %

See independent auditors' report.

HAUSWIRTH+MONCRIEF

Baseball Heroes of Oakland County, LP

Schedule II - General and Administrative Expenses

Year Ended December 31, 2008

		Percent of Revenues
Accounting	$ 6,095	3.41 %
Advertising and promotion	12,780	7.16
Automobile expense	1,850	1.04
Bank service charges	547	0.31
Computer and internet	901	0.50
Depreciation	5,971	3.34
Amortization	184	0.10
Charitable contributions	350	0.20
Dues and subscriptions	1,215	0.68
General insurance	11,350	6.36
Health insurance	843	0.47
Workers compensation insurance	5,735	3.21
Legal	64,245	35.99
Marketing	38,746	21.70
Medical	3,299	1.85
Mileage	2,971	1.66
Office	3,719	2.08
Outside services	51	0.03
Payroll service fees	532	0.30
Printing and reproduction	3,627	2.03
Salaries - Administrative	29,465	16.51
Payroll taxes	15,668	8.78
Postage and delivery	4,246	2.38
Rent	13,000	7.28
Sales taxes	20,091	11.25
Property taxes	10,671	5.98
Telephone	4,252	2.38
	$ 262,404	146.99 %

See independent auditors' report.

HAUSWIRTH+MONCRIEF

EXHIBIT B

UNAUDITED FINANCIAL STATEMENTS FOR THE FIVE-MONTH PERIOD ENDED MAY 31, 2009

94-of-281

MANAGEMENT'S CERTIFICATION REGARDING INCOME STATEMENT

In the opinion of Management, all adjustments necessary for a fair statement of results in the attached Income Statement have been included.

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.
(Successor to Baseball Heroes of Oakland County, L.P.)

By: [signature]
Robert A. Hilliard
President, Chief Executive Officer
and Chief Operating Officer

ANNARBOR 37670-1 109645

Diamond Heroes of Southeast Michigan Inc
Balance Sheet
As of May 31, 2009

	TOTAL
ASSETS	
Current Assets	
Checking/Savings	$ 41,092
Accounts Receivable	46,449
Inventory Asset	3,315
Due to Related Parties	4,177
Deposit	12,500
Total Current Assets	107,533
Fixed Assets	
Land	1,686,418
BHOC Development Costs	624,963
Baseball Academy CIP Cost	245,963
Furniture and Equipment	8,092
Vehicles	37,600
Accumulated Depreciation	(14,255)
Total Fixed Assets	2,588,782
Other Assets	
Midwest Sliders Baseball Team	830,000
Regulation A offering costs	264,543
Trademark Development	4,744
Accumulated Amortization	(316)
Total Other Assets	1,098,971
TOTAL ASSETS	$ 3,795,286
LIABILITIES & EQUITY	
Current Liabilities	
Short term notes payable	$ 301,545
Line of credit payable to related party	350,000
Current portion of long term debt	60,037
Accounts Payable	372,695
Due to Partner	91,440
Credit Card payable	61,412
Accrued real estate taxes	4,418
Deferred revenue	54,153
Payroll Liabilities	5,854
Total Current Liabilities	1,301,554
Long Term Liabilities, net of current portion	782,681
Total Liabilities	2,084,235
Equity	
Paid in Capital	2,117,250
Retained Earnings	(656,199)
Total Equity	1,711,051
TOTAL LIABILITIES & EQUITY	$ 3,795,286

Diamond Heroes of Southeast Michigan Inc
Profit & Loss
January through May 2009

	TOTAL
Income	
Game revenues	$ 21,428
Training & Instruction	11,679
Souvenirs and apparel	4,006
Baseball Academy	4,175
Other Income	3,317
Total Income	44,604
Costs of goods - Souvenirs and apparel	1,752
Costs of Team	100,133
	101,885
Gross Loss	(57,281)
Expenses	
Accounting	20,190
Advertising and Promotion	3,253
Bank Service Charges	644
Business Licenses and Permits	590
Computer and Internet Expenses	180
Credit Card Fees	16
Depreciation Expense	8,284
Amortization Expense	132
Dues and Subscriptions	1,615
Insurance-General	2,658
Insurance-Worker's Compensation	5,328
Insurance Exp- Bus	400
Marketing Expense	1,334
Legal Fees	2,889
Meals and Entertainment	842
Mileage	1,996
Office Expense	1,482
Meal & Meetings	805
Outside Contracting	9,320
Printing/Reproduction	15,321
Admin Wage Expense	28,396
Payroll taxes	4,957
Postage and Delivery	617
Repairs and Maintenance	227
Rent Expense	11,000
Telephone	3,277
Travel Exp-Fuel	776
Web Site	1,025
Total Expenses	127,550
Other Income (Expense)	
Interest Income	57
Interest expense	(45,560)
Total Other Income (Expense)	(45,504)
Net Loss	$ (230,335)

EXHIBIT C

SUBSCRIPTION AGREEMENT

INVESTOR SUBSCRIPTION AGREEMENT

FOR

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

If you are interested in purchasing shares of common stock of Diamond Heroes of Southeast Michigan, Inc. (the "Shares"), you must complete and return this Subscription Agreement, along with a check or money order made payable to "JPMorgan Chase Bank, N.A.-Escrow Agent," to:

Diamond Heroes of Southeast Michigan, Inc.
277 Summit Drive
Waterford, MI 48328
Attn: Investor Relations

If and when accepted by Diamond Heroes of Southeast Michigan, Inc., a Michigan corporation (the "Company"), this Subscription Agreement will constitute a subscription for shares of common stock, no par value per share, of the Company. The minimum investment is $1,000 (100 Shares). We may, in our sole discretion, accept subscriptions for partial Units of 50 Shares each, provided that the minimum subscription of one Unit is made.

Until a minimum of 125,000 Shares are sold in this Offering (the "Minimum Offering"), all funds paid by investors will be deposited into an escrow account to be established by Company with JPMorgan Chase Bank, N.A. (the "Escrow Agent") in accordance with the terms of the Escrow Agreement. In the event subscriptions for the Minimum Offering have not been received on or before the first anniversary of the date of the Offering Circular, the Offering will be terminated and funds will be promptly returned to investors, together with any interest earned thereon; thereby revoking all prior acceptances of subscriptions, and this Subscription Agreement shall thereupon become null and void.

If this subscription is accepted, and provided that the Minimum Offering is achieved, the Company will return an accepted copy of the Subscription Agreement and the subscriber's stock certificate to the investor within 5 days of the Company's receipt of a Subscription Agreement accompanied by a check or money order for the purchase price.

Method of Payment: Check or money order made payable to "JPMorgan Chase Bank, N.A.-Escrow Agent."

I hereby tender this Subscription Agreement for the purchase of _______ Shares (100 Shares minimum in the initial subscription, increments of at least 50 Shares thereafter) at $10.00 per Share.

With this Subscription Agreement, I tender payment in the aggregate amount of $___________ ($10.00 per Share) for the Shares subscribed.

In connection with this investment in the Company, I represent and warrant as follows:

a. Prior to tendering payment of the Shares, I received a copy of the Company's final Offering Circular dated __________, 2009.

b. I am a bona fide resident of the State of Michigan.

Please register the Shares which I am purchasing as follows:

Name: ____

Type of Ownership (check one):

______ Individual ______ Tenants-in-Common ______ Existing Partnership

______ Joint Tenants ______ Corporation ______ Trust

______ Limited Liability Company

______ Minor with adult custodian under the Uniform Gifts to Minors Act

Please register the Shares in the name of my Broker as follows (account reference):

____

For the person(s) or broker who will be registered shareholder(s):

______________________ Name	______________________ Telephone
______________________ Street Address	______________________ Social Security or Tax ID Number
______________________ City State Zip	
______________________ Signature	______________________ Date

Please indicate how you became aware of this stock offering: ______________________

ACCEPTED BY DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC

By: ______________________ Date: ______________________

Name: ______________________

Title: ______________________

\NNARBOR 37670-1 106350v4

PART III – EXHIBITS

Item 1. **Index to Exhibits**
Item 2. **Description of Exhibits**

Exhibit Number	Description
1*	Underwriting Agreement -- Not Applicable
2	Charter and Bylaws (Amended)
3	Instruments Defining the Rights of Security Holders – Form of Common Stock Certificate (Amended)
4	Subscription Agreement (Amended)
5*	Voting Trust Agreement – Not Applicable
6	Material Contracts:
	6.1* Promissory Note and Related Security Agreements between Company and Kadry Property Management, LLC dated November 11, 2008, for build-out of Baseball Academy
	6.2* Promissory Note, Mortgage and Related Security Agreements between Company and Timana, LLC dated July 21, 2008, for purchase of Stadium property
	6.3* Promissory Note and Related Security Agreements between Company and Clarkston State Bank dated May 13, 2008, for purchase of team's motor coach
	6.4* Non-Exclusive Reciprocal Easement for Shared Parking, Ingress & Egress, Signage and Utility Access among Company, Timana, LLC and Charter Township of Waterford dated August 18, 2008, Liber 40661 Page 055, Oakland County Register of Deeds
	6.5* Letter Agreement between Company and Ross Homes, Inc. dated October 24, 2008, for build-out of Baseball Academy
	6.6* Concession Services Contract between V/Gladieux Enterprises, Inc. and the Company dated February 21, 2008
	6.7* Commercial Lease for Baseball Academy among Summit West Investments, LLC, the Company and Ride the Wave Indy Baseball, LLC dated May 29, 2008
	6.8* Employment Agreement between Robert Hilliard and the Company dated July 20, 2008
	6.9 Employment Agreement between Eric Coleman and the Company dated January 20, 2008 and Revised Employment Agreement dated October 15, 2008

6.10* Consulting Agreement between Timothy Birtsas and the Company dated March 9, 2009
6.11* Commission Sales Agreement (for sale of baseball tickets) between Company and Ledge Marketing Group, LLC
6.12* Oakland County Cruisers Minor League Baseball 2009 & 2010 Live Broadcast Proposal Template between Company and Clear Channel Detroit dated January 14, 2009
6.13 Unsecured Loan Agreements (Amended)
6.14 Lease of Oestrike Stadium between the Company and Eastern Michigan University dated April 23, 2009
6.15 Salary Waiver and Agreement between the Company and Robert Hilliard dated August 7, 2009
6.16 Extension Agreement between the Company and Timana, LLC dated August 13, 2009
6.17 Extension Agreement between the Company and Kadry Property Management, LLC dated July 30, 2009
6.18 Promissory Note between Company and Evan Meier dated July 12, 2009
6.19 Promissory Note and Related Security Agreements between Company and People's National Bank dated May 12, 2009
6.20 Promissory Note and Related Security Agreement between the Company and Dickinson Wright, PLLC dated August 20, 2009

7* Material Foreign Patents – Not Applicable

8* Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession
8.1* Contribution Agreement
8.2* Assignment and Assumption Agreement
8.3* Consents

9 Escrow Agreement (Amended)

10 Consent of Certified Public Accountants, Hauswirth Moncreif, PLLC

11 Opinion of Dickinson Wright PLLC re Legality of Shares Offered (Amended)

12* Sales Material – To be supplemented as created

13* "Test the Water" Material – Not Applicable

14* Appointment of Agent for Service of Process – Not Applicable

15* Additional Exhibits

15.1* Limited Powers of Attorney granted by Directors and Officers to Robert A. Hilliard to execute amendments and supplemental filings on their behalf

*Exhibits were previously filed.

103-of-281

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ann Arbor, State of Michigan, on August 20, 2009.

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

By: [signature]
Robert A. Hilliard
President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By: [signature] Robert A. Hilliard	Director, President and Chief Executive Officer	August 20, 2009
By: [signature] Timothy D. Birtsas by Robert A. Hilliard, Attorney-in-Fact	Director, Executive Vice President	August 20, 2009
By: [signature] Timothy L. Nick by Robert A. Hilliard, Attorney-in-Fact	Director, Vice President	August 20, 2009
By: [signature] Steve Wylie by Robert A. Hilliard, Attorney-in-Fact	Director, Treasurer and Chief Financial Officer	August 20, 2009

EXHIBIT 2

CHARTER AND BYLAWS (AMENDED)

Michigan Department of Energy, Labor & Economic Growth

Filing Endorsement

This is to Certify that the CERTIFICATE OF AMENDMENT - CORPORATION

for

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

ID NUMBER: 02437K

received by facsimile transmission on August 10, 2009 is hereby endorsed

Filed on August 10, 2009 by the Administrator.

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

MI DEPT. OF ENERGY, LABOR & ECONOMIC GROWTH · BUREAU OF COMMERCIAL SERVICES, CORPORATION DIVISION

In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 11TH day of August, 2009.

, Deputy Director

MICHIGAN DEPARTMENT OF ENERGY, LABOR & ECONOMIC GROWTH
BUREAU OF COMMERCIAL SERVICES

Date Received	(FOR BUREAU USE ONLY)
	This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

Name		
Bradley J Wyatt, Esq.		
Address		
301 E Liberty, Suite 500		
City: Ann Arbor	State: MI	ZIP Code: 48104

Document will be returned to the name and address you enter above. If left blank document will be mailed to the registered office.

EFFECTIVE DATE:

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION

For use by Domestic Profit and Nonprofit Corporations
(Please read information and instructions on the last page)

Pursuant to the provisions of Act 284, Public Acts of 1972, (profit corporations), or Act 162, Public Acts of 1982 (nonprofit corporations), the undersigned corporation executes the following Certificate:

1\. The present name of the corporation is: Diamond Heroes of Southeast Michigan, Inc.

The identification number assigned by the Bureau is: 02437K

2\. Article XV of the Articles of Incorporation is hereby amended to read as follows:

The Corporation shall indemnify each of the directors and officers of the Corporation, and may indemnify any other individual, to the fullest extent permitted by Sections 561 and 562 of the Act and as otherwise permitted by law, except that no director or officer shall be indemnified for liabilities or losses that result from the negligence or misconduct of such officer or director. The Corporation shall promptly make or cause to be made any determination required by Section 564a of the Act. The Corporation shall pay and reimburse each of the directors and officers of the Corporation, and may pay and reimburse any other individual, to the fullest extent permitted by Section 564b of the Act and as otherwise permitted by law, and the Corporation shall promptly make or cause to be made any determination required by Section 564b.

Article XVII is hereby added to the Articles of Incorporation:

Any action required or permitted by the Act, to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted.

08/10/2009 9:33:38 AM FAXCOM PAGE 4 OF 4

COMPLETE ONLY ONE OF THE FOLLOWING:

4. Profit or Nonprofit Corporation: For amendments adopted by unanimous consent of incorporators before the first meeting of the board of directors or trustees.

The foregoing amendment to the Articles of Incorporation was duly adopted on the ____________ day of ____________, ________, in accordance with the provisions of the Act by the unanimous consent of the incorporator(s) before the first meeting of the Board of Directors or Trustees.

Signed this ________ day of ____________, ________

____________ (Signature)	____________ (Signature)
____________ (Type or Print Name)	____________ (Type or Print Name)
____________ (Signature)	____________ (Signature)
____________ (Type or Print Name)	____________ (Type or Print Name)

5. Profit Corporation Only: Shareholder or Board Approval

The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on the 10th day of July, 2009, by the: (check one of the following)

- [ ] shareholders at a meeting in accordance with Section 611(3) of the Act.
- [ ] written consent of the shareholders having not less than the minimum number of votes required by statute in accordance with Section 407(1) of the Act. Written notice to shareholders who have not consented in writing has been given. (Note: Written consent by less than all of the shareholders is permitted only if such provision appears in the Articles of Incorporation.)
- [x] written consent of all the shareholders entitled to vote in accordance with Section 407(2) of the Act.
- [ ] board of a profit corporation pursuant to section 611(2) of the Act.

Profit Corporations and Professional Service Corporations

Signed this 10th day of July, 2009

By [signature]
(Signature of an authorized officer or agent)

Robert Hilliard, President
(Type or Print Name)

Michigan Department Of Energy, Labor & Economic Growth

Filing Endorsement

This is to Certify that the ARTICLES OF INCORPORATION - PROFIT

for

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

ID NUMBER: 02437K

received by facsimile transmission on February 27, 2009 is hereby endorsed

Filed on February 27, 2009 by the Administrator.

The document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

In testimony whereof, I have hereunto set my hand and affixed the Seal of the Department, in the City of Lansing, this 27TH day of February, 2009.

, Director

ARTICLES OF INCORPORATION
OF
DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

These Articles of Incorporation are signed by the incorporator for the purpose of forming a profit corporation under the Michigan Business Corporation Act (the "Act"), Act 284, Public Acts of 1972, as amended:

ARTICLE I

The name of the corporation (the "Corporation") is Diamond Heroes of Southeast Michigan, Inc.

ARTICLE II

The purpose or purposes for which the Corporation is formed is to engage in any activity within the purposes for which corporations may be organized under the Act.

ARTICLE III

1. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 1,100,000 shares, which shall be divided into two classes as follows:

Common shares:	1,000,000
Preferred shares:	100,000

2. A statement of all or any of the relative rights, preferences and limitations of the shares of each class is as follows:

(a) Preferred Shares. The Board of Directors of the Corporation (the "Board") is authorized, subject to any limitations prescribed by law, to provide for the issuance of preferred shares ("Preferred Shares") in series, and by filing a certificate pursuant to the applicable law of the State of Michigan, to establish from time to time the number of Preferred Shares to be included in each such series, and to fix the designation, powers, preferences, dividend rates and rights of the Preferred Shares of each such series and any qualifications, limitations or restrictions thereof.

(b) Common Shares. Each common share ("Common Share") shall entitle the holder of record thereof to one vote at all meetings of the Corporation's shareholders, except meetings at which only holders of another specified class or series of capital stock are entitled to vote. Subject to any preference rights with respect to the payment of dividends attaching to the Preferred Shares or any series thereof, the holders of Common Shares shall be entitled to receive, as and when declared by the Board, dividends that may be paid in money, property or by the issuance of fully paid capital stock of the Corporation. In the event of a liquidation, dissolution or winding up of the Corporation or other distribution of the Corporation's assets among shareholders for the purpose of winding up the Corporation's affairs, whether voluntary or involuntary, and subject to the rights, privileges, conditions and restrictions attaching to the Preferred Shares or any series thereof, the Common Shares shall entitle the holders thereof to receive the Corporation's remaining assets following payment and satisfaction of all of the Corporation's liabilities as contemplated by the Act.

ARTICLE IV

1. The address of the current registered office is 301 E. Liberty St., Suite 500, Ann Arbor, Michigan 48104.

2. The name of the current resident agent is Michael T. Raymond.

ARTICLE V

When a compromise or arrangement or a plan of reorganization of the Corporation is proposed between the Corporation and its creditors or any class of them or between the Corporation and its shareholders or any class of them, a court of equity jurisdiction within the state, on application of the Corporation or of a creditor of shareholder thereof, or on application of a receiver appointed for the Corporation, may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or reorganization, to be summoned in such manner as the court directs. If a majority in number representing 3/4 in value of the creditors or class of creditors, or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or a reorganization, agree to a compromise or arrangement or a reorganization of the Corporation as a consequence of the compromise or arrangement, the compromise or arrangement and the reorganization, if sanctioned by the court to which the application has been made, shall be binding on all the creditors or class of creditors, or on all the shareholders or class of shareholders and also on the Corporation.

ARTICLE VI

No holder of the Corporation's shares of any class, now or hereafter authorized, shall have any preferential or preemptive right to subscribe for, purchase or receive any shares of the Corporation of any class, now or hereafter authorized, or any options or warrants for such shares, or any rights to subscribe to or purchase such shares, or any securities convertible into or exchangeable for such shares, that may at any time or from time to time be issued, sold or offered for sale by the Corporation; provided, however, that in connection with the issuance or sale of any such shares or securities, the Board may, in its sole discretion, offer such shares or securities, or any part thereof, for purchase or subscription by the existing holders of shares of the Corporation, except as may otherwise be provided by these Articles of Incorporation as from time to time amended.

ARTICLE VII

1. (a) The business and affairs of the Corporation shall be managed by or under the direction of the Board. The number of directors of the Corporation shall be determined by and provided for in the manner set forth in the Bylaws of the Corporation, but shall not at any time be less than seven (7).

(b) Subject to the rights of the holders of any series of Preferred Shares then outstanding, the directors shall be classified, with respect to the time for which they severally hold office, into three (3) classes, as nearly equal in number as reasonably possible, with the term of office of the first class to expire initially at the 2012 annual meeting of shareholders, the term of office of the second class to expire initially at the 2011 annual meeting of shareholders, and the term of office of the third class to expire initially at the 2010 annual meeting of shareholders, and with the directors of each class to hold office until their successors are duly elected and qualified. At each annual meeting of shareholders following such classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible.

2. Advance notice of nominations for the election of directors, other than by the Board or a committee thereof, shall be given in the manner provided in the Bylaws.

3. All elections of directors by shareholders shall be determined by a vote of a majority of the shares present in person or represented by proxy and voting on such elections.

4. Subject to the rights of the holders of any series of Preferred Shares then outstanding, newly-created directorships resulting from any increase in the authorized number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by a majority vote of the remaining directors then in office though less than a quorum, and directors so chosen shall hold office for a term expiring at the annual meeting of shareholders at which the term of office of the class to which they have been elected expires or until their successors have been duly elected and qualified. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

5. Subject to the rights of the holders of any series of Preferred Shares then outstanding, any director, or the entire Board, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class at a duly convened meeting of the shareholders.

6. Elections of the Corporation's directors need not be by written ballot unless the

Corporation's Bylaws shall so provide.

ARTICLE VIII

The Corporation is to have perpetual existence; provided, however, that the Corporation may be dissolved in accordance with the applicable provisions of the Act.

ARTICLE IX

The private property or assets of the shareholders of the Corporation shall not, to any extent whatsoever, be subject to the payment of liabilities of the Corporation.

ARTICLE X

The provisions for the regulation of the Corporation's internal affairs are to be stated in the Corporation's Bylaws, as the same may be amended from time to time.

ARTICLE XI

Any adoption, amendment or repeal of the Corporation's Bylaws shall be effected in the manner provided in the Bylaws.

ARTICLE XII

The Corporation's books may be kept within or outside the State of Michigan as may be designated from time to time by the Board.

ARTICLE XIII

1. Notwithstanding any provision in these Articles of Incorporation or any provision of law which might otherwise require a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the Corporation's capital stock required by these Articles of Incorporation or by law, the Corporation shall not, without the affirmative vote of the holders of at least 66-2/3% of the voting power of all the then-outstanding shares of the Corporation's capital stock entitled to vote generally in the election of directors, voting together as a single class, enter into a transaction, or series of transactions, that would result in a Change of Control. For purposes of this Article XIII, the term "Change of Control" means (i) a sale of all or substantially all of the assets of the Corporation, or (ii) any merger, consolidation, exchange of equity interests, recapitalization or sale or transfer of equity interests of the Corporation, in each case in which any person or group acquires beneficial ownership of more than 50.1% of the then outstanding capital stock of the Corporation (determined on a fully diluted basis).

2. Notwithstanding any provision in these Articles of Incorporation or any provision of law which might otherwise require a lesser vote or no vote, but in addition to any vote of the holders of any class or series of the Corporation's capital stock required by these Articles of

Incorporation or by law, the affirmative vote of the holders of at least 66-2/3% of the voting power of all the then-outstanding shares of the Corporation's capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal, or to adopt any provision inconsistent with Article VII, this Article XIII, Article XIV, or Article XVI.

ARTICLE XIV

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a violation of Section 551(1) of the Act, (iv) for any transaction from which the director derived an improper personal benefit, or (v) for any act or omission occurring prior to the effective date of this Article XIV. If the Act hereafter is amended to further eliminate or limit the liability of a director, then a director of the Corporation, in addition to the circumstances in which a director is not personally liable as sate forth in the immediately preceding sentence, shall not be liable to the fullest extent permitted by the Act, so amended. For purposes of this Article XIV, "fiduciary duty as a director" shall include, but not be limited to, any fiduciary duty arising out of serving at the request of the Corporation as a director of another corporation, partnership, joint venture, trust or other enterprise, and "personal liability to the Corporation or its shareholders" shall include, but not be limited to, any liability to such other corporation, partnership, joint venture, trust or other enterprise, and any liability to the Corporation in its capacity as a security holder, joint venturer, partner, beneficiary, creditor or investor of or in any such other corporation, partnership, joint venture, trust or other enterprise. Any repeal or modification of the foregoing provisions of this Article XIV by the shareholders of the Corporation shall not adversely affect any right or protection of a director of this Corporation existing at the time of such repeal or modification.

ARTICLE XV

The Corporation shall indemnify each of the directors and officers of the Corporation, and may indemnify any other individual, to the fullest extent permitted by Sections 561 and 562 of the Act and as otherwise permitted by law, and shall promptly make or cause to be made any determination required by Section 564a of the Act. The Corporation shall pay and reimburse each of the directors and officers of the Corporation, and may pay and reimburse any other individual, to the fullest extent permitted by Section 564b of the Act and as otherwise permitted by law, and the Corporation shall promptly make or cause to be made any determination required by Section 564b.

ARTICLE XVI

1. The name of the incorporator is Bradley J. Wyatt.

2. The address of the incorporator is 300 E. Liberty Street, Suite 500, Ann Arbor, Michigan 48104.

02/27/2009 11:16:17 AM FAXCOM PAGE 9 OF 9

THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the Act, has executed this document on the 27th day of February, 2009.

Bradley J. Wyatt, as Incorporator

Prepared by and after filing
to be returned to:

DICKINSON WRIGHT PLLC
301 E. Liberty St., Suite 500
Ann Arbor, Michigan 48104
Attn: Bradley J. Wyatt, Esq.

DETROIT 37670-2 1075324v5

FIRST AMENDMENT

TO

BYLAWS

OF

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

Pursuant to the procedures set forth in Article IX of the Bylaws of Diamond Heroes of Southeast Michigan, Inc., said Bylaws are hereby amended as follows:

1. Article II, Section 2 of the Bylaws is hereby amended and replaced in its entirety, as follows:

> "Section 2. Special Meetings. Unless otherwise prescribed by law, the Articles or these bylaws (the "Bylaws"), special meetings of Shareholders for any purpose or purposes may be called by the chairman of the Board, if any, the president, Shareholders holding ten percent or more of the outstanding Shares of the Corporation, or upon the written request of a majority of the total number of directors of the Corporation. Requests for special meetings shall state the purpose or purposes of the proposed meeting and shall state that no other business shall be conducted. Special meetings of Shareholders shall be held at such time and place (within or outside the State of Michigan) as shall be designated from time to time by the Board and stated in the notice of the meeting. Business transacted at special meetings shall be confined to the purpose or purposes stated in the notice."

2. Article VII, Section 1(a) is hereby amended and replaced in its entirety, as follows:

> "Section 1. Indemnification. The Corporation shall indemnify each of the directors and officers of the Corporation, and may indemnify any other individual, to the fullest extent permitted by Sections 561 and 562 of the Business Corporation Act of Michigan, as it may be amended from time to time (the "Act") and as otherwise permitted by law, except that no director or officer shall be indemnified for liabilities or losses that result from the negligence or misconduct of such officer or director. The

Corporation shall promptly make or cause to be made any determination required by Section 564a of the Act. The Corporation shall pay and reimburse each of the directors and officers of the Corporation, and may pay and reimburse any other individual, to the fullest extent permitted by Section 564b of the Act and as otherwise permitted by law, and the Corporation shall promptly make or cause to be made any determination required by Section 564b."

A certificate representing shares issued by the Corporation shall substantially set forth on its face or back that the Corporation will furnish to a Shareholder upon request and without charge a full statement of the designation, relative rights, preferences, and limitations of the shares, and if any class of shares has been issued in series, the designation, relative rights, preferences, and limitations of each series so far as the same have been prescribed and the authority of the Board to designate and prescribe the relative rights, preferences, and limitations of other series."

3. In all other respects, the provisions of the Bylaws are hereby ratified and affirmed.

Adopted and effective this 10th day of July, 2009.

Robert Hilliard, President

ANNARBOR 37670-2 107684v1

BYLAWS

OF

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

ARTICLE I

Offices

Diamond Heroes of Southeast Michigan, Inc. (the "Corporation") shall continuously maintain a registered office in Michigan and may have such other office(s) at such place(s), both within and outside the State of Michigan, as the Board of Directors of the Corporation (the "Board") from time to time determines or as the business of the Corporation from time to time requires.

ARTICLE II

Meetings of Shareholders

Section 1. Annual Meetings. Annual meetings of the Corporation's shareholders ("Shareholders") shall be held at such time and place (within or outside the State of Michigan) as shall be designated from time to time by the Board and stated in the notice of the meeting. Subject to the Articles of Incorporation of the Corporation (the "Articles"), at each annual meeting Shareholders shall elect directors to succeed those whose terms expire and shall transact such other business as may properly be brought before the meeting.

Section 2. Special Meetings. Unless otherwise prescribed by law, the Articles or these bylaws (the "Bylaws"), special meetings of Shareholders for any purpose or purposes may be called only by the chairman of the Board, if any, or by the president, and shall be called by the president or secretary upon the written request of a majority of the total number of directors of the Corporation. Requests for special meetings shall state the purpose or purposes of the proposed meeting and shall state that no other business shall be conducted. Special meetings of Shareholders shall be held at such time and place (within or outside the State of Michigan) as shall be designated from time to time by the Board and stated in the notice of the meeting. Business transacted at special meetings shall be confined to the purpose or purposes stated in the notice.

Section 3. Notices of Annual and Special Meetings.

(a) Except as otherwise provided by law, the Articles or these Bylaws, written notice of any annual or special meeting of Shareholders shall state the place, date and time thereof and, in the case of a special meeting, the purpose or purposes for which the meeting is called, and shall be given, either personally or by mail, to each Shareholder of record entitled to vote at such meeting not less than 10 or more than 60 days prior to the meeting.

(b) Notice of any meeting of Shareholders (whether annual or special) to act upon an amendment to the Articles, a reduction of stated capital or a plan of merger, consolidation or sale of all or substantially all of the Corporation's assets shall be accompanied by a copy of the proposed amendment or plan of reduction, merger, consolidation or sale.

Section 4. List of Shareholders. At least 10 days (but not more than 60 days) before any meeting of Shareholders, the officer or transfer agent in charge of the stock transfer books of the Corporation shall prepare and make a complete list of the Shareholders entitled to vote at such meeting, which list shall be arranged alphabetically within each class and series of shares and shall show the address of each Shareholder and the number of shares registered in the name of each Shareholder. The list so prepared shall be maintained at a place within the locality where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held, and shall be open to inspection by any Shareholder, for any purpose germane to the meeting, during ordinary business hours during a period of no less than 10 days prior to the meeting. The list also shall be produced and kept open at the meeting (during the entire duration thereof) and, except as otherwise provided by law, may be inspected by any Shareholder or proxy of a Shareholder who is present in person at such meeting.

Section 5. Presiding Officers; Order of Business.

(a) Meetings of Shareholders shall be presided over by the chairman of the Board, if any, or, if the chairman is not present (or, if there is none), by the president, or, if the president is not present, by a vice president, or, if a vice president is not present, by such person who is chosen by the Board, or, if none, by a chairperson to be chosen at the meeting by Shareholders present in person or by proxy who own a majority of the shares of capital stock of the Corporation entitled to vote and represented at such meeting. The secretary of meetings shall be the secretary of the Corporation, or, if the secretary is not present, an assistant secretary, or, if an assistant secretary is not present, such person as may be chosen by the Board, or, if none, by such person who is chosen by the chairperson at the meeting.

(b) The following order of business, unless otherwise ordered at the meeting by the chairperson thereof, shall be observed as far as practicable and consistent with the purposes of the meeting:

(i) Call of the meeting to order.

(ii) Presentation of proof of mailing of notice of the meeting and, if the meeting is a special meeting, the call thereof.

(iii) Presentation of proxies.

(iv) Determination and announcement that a quorum is present.

(v) Reading and approval (or waiver thereof) of the minutes of the previous meeting.

(vi) Reports, if any, of officers.

(vii) Election of directors to succeed those whose terms expired, if the meeting is an annual meeting or a special meeting called for such purpose.

(viii) Consideration of the specific purpose or purposes for which the meeting has been called (other than the election of directors).

(ix) Transaction of such other business as may properly come before the meeting.

(x) Adjournment.

Section 6. Quorum; Adjournments.

(a) The holders of a majority of the shares of capital stock of the Corporation issued and outstanding and entitled to vote at any given meeting present in person or by proxy shall be necessary to and shall constitute a quorum for the transaction of business at all meetings of Shareholders, except as otherwise provided by law or by the Articles; provided, however, that no quorum shall be deemed to exist unless 33-1/3% of the outstanding shares of the Corporation's common voting stock is present in person or by proxy.

(b) If a quorum is not present in person or by proxy at any meeting of Shareholders, the chairman of the meeting or the holders of a majority of all of the shares of stock entitled to vote at the meeting, present in person or by proxy, shall have the power to adjourn the meeting from time to time, without notice of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken and at the adjourned meeting only business is transacted as might have been transacted at the original meeting, until a quorum is present in person or by proxy.

(c) Even if a quorum is present in person or by proxy at any meeting of the Shareholders, the Shareholders entitled to vote thereat present in person or by proxy shall have the power to adjourn the meeting from time to time for good cause, without notice of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken and at the adjourned meeting only business is transacted as might have been transacted at the original meeting, until a date which is not more than 30 days after the date of the original meeting.

(d) Anything in paragraph (b) of this Section 6 to the contrary notwithstanding, if an adjournment is for more than 30 days, or if after an adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote thereat.

Section 7. Voting.

(a) At any meeting of Shareholders every Shareholder having the right to vote shall be entitled to vote in person or by proxy authorized by an instrument in writing filed in accordance with the procedure established for the meeting. Except as otherwise provided by law or by the Articles, each Shareholder of record shall be entitled to one vote (on each matter submitted to a vote) for each share of capital stock registered in his name on the books of the Corporation.

(b) All elections of directors and, except as otherwise provided by law or by the Articles, all other matters, shall be determined by a vote of a majority of the shares present in person or represented by proxy and voting on such other matters.

(c) All voting, including on the election of directors but excepting where otherwise required by law, may be by a voice vote; provided, however, that upon demand therefor by a Shareholder entitled to vote or his proxy, a written share vote shall be taken. Every written share vote shall be taken by ballots, each of which shall state the name of the Shareholder or proxy voting and such other information as may be required under the procedure established for the meeting. Every vote taken by ballots shall be counted by an inspector or inspectors appointed by the chairman of the meeting.

Section 8. Notice of Shareholder Business. At any annual or special meeting of Shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before a meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board, (b) properly brought before the meeting by or at the direction of the Board, or (c) properly brought before an annual meeting by a Shareholder, and if and only if the notice of a special meeting provides for business to be brought before the special meeting by Shareholders, properly brought before the special meeting by a Shareholder. For business to be properly brought before a meeting by a Shareholder, the Shareholder must have given timely notice thereof in writing to the secretary of the Corporation. To be timely, a Shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 90 days prior to the meeting; provided, however, that if less than 100 days' notice or prior public disclosure of the date of the meeting is given or made to Shareholders, notice by the Shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Furthermore, Shareholders are not permitted to nominate individuals to serve as directors, unless notice of such nomination is given to the Corporation in accordance with Section 13 of Article III of these Bylaws. A Shareholder's notice to the secretary shall set forth as to each matter the Shareholder proposes to bring before the meeting: (a) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting; (b) the name and address, as they appear on the Corporation's books, of the Shareholder proposing such business; (c) the class and number of shares of the Corporation which are beneficially owned by the Shareholder; and (d) any material interest of the Shareholder in such business. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any meeting of Shareholders except in accordance with the procedures set forth in this Section 8 of Article II. The chairman of a meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 8, and if he should so determine, he shall so declare that the meeting and any such business not properly brought before the meeting shall not be transacted. Notwithstanding anything in these Bylaws to the contrary, the Corporation shall be under no obligation to submit for action any Shareholder proposal at any meeting of Shareholders, which proposal the Corporation would otherwise be permitted to omit in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Section 9. Meetings Required; No Action by Less Than Unanimous Consent. Any action required or permitted to be taken by the Shareholders must be taken at a duly called annual or special meeting of Shareholders and may not be effected by any consent in writing signed by fewer than all of such Shareholders.

ARTICLE III

Directors

Section 1. General Powers; Number; Tenure. The business and affairs of the Corporation shall be managed under the direction of the Board, which may exercise all powers of the Corporation and perform or authorize the performance of all lawful acts and things which are not by law, the Articles or these Bylaws directed or required to be exercised or performed by the Shareholders. Initially, the number of directors of the Corporation shall be seven (7). At any time after the adoption of these Bylaws, the number of directors of the Corporation shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption), but shall not at any time be less than seven (7). Subject to the rights of the holders of any class or series of preferred shares of the Corporation then outstanding, the directors shall be classified, with respect to the time for which they severally hold office, into three (3) classes, as nearly equal in number as reasonably possible, with the term of office of the first class to expire initially at the 2012 annual meeting of shareholders, the term of office of the second class to expire initially at the 2011 annual meeting of shareholders and the term of office of the third class to expire initially at the 2010 annual meeting of shareholders, and with the directors of each class to hold office until their successors are duly elected and qualified. Initially, the first class shall have three (3) directors, the second class shall have two (2) directors, and the third class shall have two (2) directors. At each annual meeting of shareholders following such classification and election, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. Directors need not be shareholders of the Corporation nor residents of the State of Michigan.

Section 2. Vacancies. Subject to the rights of the holders of any class or series of preferred shares of the Corporation then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by a majority vote of the directors then in office though less than a quorum, or by the sole remaining director, and directors so chosen shall hold office for a term expiring at the annual meeting of Shareholders at which the term of office of the class to which they have been elected expires or until their successors have been duly elected and qualified.

Section 3. Removal; Resignation.

(a) Subject to the rights of the holders of any class or series of preferred shares of the Corporation then outstanding, and except as otherwise provided by law, the Articles or these Bylaws, at any meeting of the Shareholders called expressly for such purpose, any director, or the entire Board, may be removed, but only for cause, by a vote of Shareholders holding a majority of the shares issued and outstanding and entitled to vote at an election of directors, voting together as a single class.

(b) Any director may resign at any time by giving written notice to the Board, the chairman of the Board, the president, or the secretary of the Corporation. Unless a subsequent time is specified in such written notice, a resignation shall take effect upon its receipt by the Corporation.

Section 4. Place of Meetings. The Board may hold both regular and special meetings either within or outside the State of Michigan, at such place as the Board from time to time deems advisable.

Section 5. Annual Meeting. The annual meeting of each newly elected Board shall be held as soon as is practicable following the annual meeting of Shareholders, and no notice to the newly elected directors of such meeting shall be necessary for such meeting to be lawful.

Section 6. Regular Meetings. Additional regular meetings of the Board may be held without notice, at such time and place as from time to time may be determined by the Board.

Section 7. Special Meetings. Special meetings of the Board may be called by the chairman of the Board or by the president or by a majority of directors upon 24 hours' notice to each director if such notice is delivered personally or sent by telegram, or upon 5 days' notice if sent by mail, unless such notice is waived. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 8. Quorum; Adjournments. A majority of the total number of directors then in office shall constitute a quorum for the transaction of business at each and every meeting of the Board, and the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as otherwise specifically provided by law, the Articles or these Bylaws. If a quorum is not present at any meeting of the Board, the directors present may adjourn the meeting, from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 9. Duties of Directors. The directors of the Corporation shall have a fiduciary duty to the Shareholders to arrange, oversee and supervise the affairs and business of the Corporation.

Section 10. Compensation. Directors shall be entitled to such compensation for their services as directors as from time to time may be fixed by the Board, including, without limitation, for their services as members of committees of the Board and in any event shall be entitled to reimbursement of all reasonable expenses incurred by them in attending directors' meetings. Any director may waive compensation for any meeting. No director who receives compensation as a director shall be barred from serving the Corporation in any other capacity or from receiving compensation and reimbursement of reasonable expenses for any or all such other services.

Section 11. Action by Consent. Any action required or permitted to be taken at any meeting of the Board or a committee of the Board may be taken without a meeting and without prior notice if a written consent in lieu of such meeting which sets forth the action so taken is signed either before or after such action by all directors or all members of the committee, as the case may be. All written consents shall be filed with the minutes of the Board's proceedings. A written consent has the same effect as a vote of the Board or committee for all purposes.

Section 12. Meetings by Telephone or Similar Communications. The directors may participate in meetings by means of conference telephone or similar communications equipment, whereby all directors participating in the meeting can hear each other at the same time, and participation in any such meeting shall constitute presence in person by such director at such meeting. A written record shall be made of all actions taken at any meeting conducted by means of a conference telephone or similar communications equipment.

Section 13. Nomination of Director Candidates. Subject to the rights of holders of any class or series of preferred shares then outstanding, nominations for the election of directors may be made by: (a) the Board or a proxy committee appointed by the Board or (b) any Shareholder entitled to vote in the election of directors generally; provided, however, any Shareholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at a meeting only if timely notice of such Shareholder's intent to make such nomination or nominations has been given in writing to the secretary of the Corporation. To be timely, a Shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not fewer than 90 days prior to the meeting; provided, however, that in the event that less than 100 days' notice or prior public disclosure of the date of the meeting is given or made to Shareholders, notice by the Shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Each such notice shall set forth: (a) the name and address of the Shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the Shareholder is a holder of record of stock of the Corporation entitled to vote for the election of directors on the date of such notice and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the Shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the Shareholder; (d) such other information regarding each nominee proposed by such Shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board; and (e) the consent of each nominee to serve as a director of the Corporation if so elected.

In the event that a person is validly designated as a nominee in accordance with this Section 13 and shall thereafter become unable or unwilling to stand for election to the Board, the Board or the Shareholder who proposed such nominee, as the case may be, may designate a substitute nominee upon delivery, not fewer than 10 days prior to the date of the meeting for the election of such nominee, of a written notice to the secretary setting forth such information regarding such substitute nominee as would have been required to be delivered to the secretary pursuant to this Section 13 had such substitute nominee been initially proposed as a nominee. Such notice shall include a signed consent to serve as a director of the Corporation, if elected, of each such substitute nominee.

If the chairman of the meeting for the election of directors determines that a nomination of any candidate for election as a director at such meeting was not made in accordance with the applicable provisions of this Section 13, such nomination shall be void.

ARTICLE IV

Committees

Section 1. Formation of Committees. The Board may, by resolution passed by a majority of the entire Board, designate one or more committees, with each committee consisting of one or more directors of the Corporation. The Board may designate one or more directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee. Except as prohibited by law, any such committee, to the extent provided in the resolution, shall have and may exercise the powers of the Board conferred upon such committee by the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have the name or names as may be determined from time to time by resolution adopted by the Board.

Section 2. Other Provisions Regarding Committees.

(a) Subject to the limitations set forth in Section 1 of this Article IV, the Board shall have the power at any time to fill vacancies in, change the membership of, or discharge any committee.

(b) Members of any committee shall be entitled to such compensation for their services as from time to time may be fixed by the Board and in any event shall be entitled to reimbursement of all reasonable expenses incurred in attending committee meetings. Any member of a committee may waive compensation for any meeting. No committee member who receives compensation as a member of any one or more committees shall be barred from serving the Corporation in any other capacity or from receiving compensation and reimbursement of reasonable expenses for any or all such other services.

(c) Unless prohibited by law, the provisions of Section 11 ("Action by Consent") and Section 12 ("Meetings by Telephone or Similar Communications") of Article III shall apply to all committees from time to time created by the Board.

(d) Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provision shall be made for notice to members of all meetings; one-third of the authorized members shall constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present.

ARTICLE V

Officers

Section 1. Positions. The Corporation's officers shall be chosen and appointed by the Board and shall consist of a president, one or more vice presidents (if and to the extent required by law or if not required, if the Board from time to time appoints a vice president or vice presidents), a secretary and a treasurer. Only the president must be a director. The Board also may choose a chairman of the Board, one or more assistant secretaries and/or assistant treasurers and such other officers and/or agents as the Board from time to time deems necessary or appropriate. The Board may delegate to the president of the Corporation the authority to appoint any officer or agent of the Corporation and to fill a vacancy other than the chairman of the Board, president, secretary or treasurer. The election or appointment of any officer of the Corporation in itself shall not create contract rights for any such officer. All officers of the Corporation shall exercise such powers and perform such duties as from time to time shall be determined by the Board. Any two or more offices may be held by the same person.

Section 2. Term of Office; Removal. Each officer of the Corporation shall hold office at the pleasure of the Board and any officer may be removed, with or without cause, at any time by the affirmative vote of a majority of the directors then in office, provided that any officer appointed by the president pursuant to authority delegated to the president by the Board may be removed, with or without cause, at any time whenever the president in his or her absolute discretion shall consider that the best interests of the Corporation shall be served by such removal. Removal of an officer by the Board or by the president, as the case may be, shall not prejudice the contract rights, if any, of the person so removed. Vacancies (however caused) in any office may be filled for the unexpired portion of the term by the Board (or by the president in the case of a vacancy occurring in an office to which the president has been delegated the authority to make appointments).

Section 3. Compensation. The salaries of all officers of the Corporation shall be fixed from time to time by the Board, and no officer shall be prevented from receiving a salary by reason of the fact that he also receives from the Corporation compensation in any other capacity.

Section 4. Action With Respect to Securities of Other Corporations. Unless otherwise directed by the Board, the president or any officer of the Corporation authorized by the president shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of Shareholders of or with respect to any action of Shareholders of any other corporation in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other corporation.

Section 5. Chairman of the Board. The chairman of the Board shall be the chief executive officer of the Corporation and, subject to the direction of the Board, shall perform such executive, supervisory and management functions and duties as from time to time may be assigned to him or her by the Board. The chairman of the Board, if present, shall preside at all meetings of the Shareholders and all meetings of the Board.

Section 6. President. The president shall be the chief operating officer of the Corporation and, subject to the direction of the Board, shall have general charge of the business, affairs and property of the Corporation and general supervision over its other officers and agents. In general, the president shall perform all duties incident to the office of president of a stock corporation and shall see that all orders and resolutions of the Board are carried into effect. Unless otherwise prescribed by the Board, the president shall have full power and authority on behalf of the Corporation to attend, act and vote at any meeting of security holders of other corporations in which the Corporation may hold securities. At any such meeting the president shall possess and may exercise any and all rights and powers incident to the ownership of such securities which the Corporation possesses and has the power to exercise. The Board from time to time may confer like powers upon any other person or persons.

Section 7. Vice Presidents. In the absence or disability of the president, the vice president, if any (or in the event there is more than one, the vice presidents in the order designated, or in the absence of any designation, in the order of their election), shall perform the duties and exercise the powers of the president. The vice president(s) also generally shall assist the president and shall perform such other duties and have such other powers as from time to time may be prescribed by the Board.

Section 8. Secretary. The secretary shall attend all meetings of the Board and of the Shareholders and shall record all votes and the proceedings of all meetings in a book to be kept for such purposes. The secretary also shall perform like duties for the committees, if required by any such committee. The secretary shall give (or cause to be given) notice of all meetings of the

Shareholders and all special meetings of the Board and shall perform such other duties as from time to time may be prescribed by the Board, the chairman of the Board or the president. The secretary shall have custody of the seal of the Corporation, shall have authority (as shall any assistant secretary) to affix the same to any instrument requiring it, and to attest the seal by his or her signature. The Board may give general authority to officers other than the secretary or any assistant secretary to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

Section 9. Assistant Secretary. The assistant secretary, if any (or in the event there is more than one, the assistant secretaries in the order designated, or in the absence of any designation, in the order of their election), in the absence or disability of the secretary, shall perform the duties and exercise the powers of the secretary. The assistant secretary(ies) shall perform such other duties and have such other powers as from time to time may be prescribed by the Board.

Section 10. Treasurer. The treasurer shall have the custody of the corporate funds, securities, other similar valuable effects, and evidence of indebtedness, shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as from time to time may be designated by the Board. The treasurer shall disburse the funds of the Corporation in such manner as may be ordered by the Board from time to time and shall render to the chairman of the Board, the president and the Board, at regular meetings of the Board or whenever any of them may so require, an account of all transactions and of the financial condition of the Corporation.

Section 11. Assistant Treasurer. The assistant treasurer, if any (or in the event there is more than one, the assistant treasurers in the order designated, or in the absence of any designation, in the order of their election), in the absence or disability of the treasurer, shall perform the duties and exercise the powers of the treasurer. The assistant treasurer(s) shall perform such other duties and have such other powers as from time to time may be prescribed by the Board.

ARTICLE VI

Notices

Section 1. Form; Delivery. Any notice required or permitted to be given to any director, officer, Shareholder or committee member shall be given in writing, either personally or by first-class mail with postage prepaid, in either case addressed to the recipient at his or her address as it appears in the records of the Corporation. Personally delivered notices shall be deemed to be given at the time they are delivered at the address of the named recipient as it appears in the records of the Corporation, and mailed notices shall be deemed to be given at the time they are deposited in the United States mail. Notice to a director also may be given by telegram sent to his address as it appears on the records of the Corporation and shall be deemed given at the time delivered at such address.

Section 2. Waiver; Effect of Attendance. Whenever any notice is required to be given by law, the Articles or these Bylaws, a written waiver thereof, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be the equivalent of the giving of such notice. Any director or committee member who attends a meeting of the Board or a committee thereof shall be deemed to have had timely and proper notice of the meeting, unless such director or committee member attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened. A Shareholder's attendance at a meeting (whether in person or by proxy) shall result in: (i) waiver of objection to lack of notice or defective notice of the meeting, unless the Shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting and (ii) waiver of objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the Shareholder objects to considering the matter when it is presented.

ARTICLE VII

Indemnification

Section 1. Indemnification.

(a) The Corporation shall indemnify each of the directors and officers of the Corporation, and may indemnify any other individual, to the fullest extent permitted by Sections 561 and 562 of the Business Corporation Act of Michigan, as it may be amended from time to time (the "Act") and as otherwise permitted by law, and shall promptly make or cause to be made any determination required by Section 564a of the Act. The Corporation shall pay and reimburse each of the directors and officers of the Corporation, and may pay and reimburse any other individual, to the fullest extent permitted by Section 564b of the Act and as otherwise permitted by law, and the Corporation shall promptly make or cause to be made any determination required by Section 564b.

Section 2. Insurance. The Corporation shall maintain insurance to the extent reasonably available, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Act.

Section 3. Effect of Amendment. Any amendment, repeal or modification of any provision of this Article VII by the Shareholders or the directors of the Corporation shall not adversely affect any right or protection of a director, officer, employee or agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE VIII

Stock Certificates

Section 1. Form; Signatures. Each Shareholder who has fully paid for any stock of the

Corporation shall be entitled to receive a certificate representing such shares, which shall be nonassessable, and such certificate shall be signed by the chairman of the Board or the president or a vice president and by the treasurer or an assistant treasurer or the secretary or an assistant secretary of the Corporation. Signatures on the certificate may be facsimile, in the manner prescribed by law. Each certificate shall exhibit on its face the number and class (and series, if any) of the shares it represents. Each certificate also shall state upon its face the name of the person to whom it is issued and that the Corporation is organized under the laws of the State of Michigan. Each certificate may (but need not) be sealed with the seal of the Corporation or facsimile thereof. In the event any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate ceases to be such officer, transfer agent or registrar before the certificate is issued, the certificate nevertheless may be issued by the Corporation with the same effect as if such person were such officer at the date of issue of the certificate. All stock certificates representing shares of capital stock which are subject to restrictions on transfer or to other restrictions may have imprinted thereon a notation or legend of such restriction.

A certificate representing shares issued by the Corporation shall substantially set forth on its face or back that the Corporation will furnish to a Shareholder upon request and without charge a full statement of the designation, relative rights, preferences, and limitations of the shares, and if any class of shares has been issued in series, the designation, relative rights, preferences, and limitations of each series so far as the same have been prescribed and the authority of the Board to designate and prescribe the relative rights, preferences, and limitations of other series.

Section 2. Registration of Transfer. Upon surrender to the Corporation or to any transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, the Corporation, or its transfer agent, shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon the Corporation's books.

Section 3. Registered Shareholders. Except as otherwise provided by law, the Corporation shall be entitled to recognize the exclusive right of a person who is registered on its books as the owner of shares of its capital stock to receive dividends or other distributions (to the extent otherwise distributable or distributed) and to vote (in the case of voting stock) as such owner, and to hold liable for calls and assessments a person who is registered on its books as the owner of shares of its capital stock. The Corporation shall not be bound to recognize any equitable or legal claim to or interest in such shares on the part of any other person. The Corporation (or its transfer agent) shall not be required to send notices or dividends to a name or address other than the name and address of the Shareholders appearing on the stock ledger maintained by the Corporation (or by the transfer agent or registrar, if any), unless any such Shareholder shall have notified the Corporation (or the transfer agent or registrar, if any), in writing, of another name or address at least 10 days prior to the mailing of such notice or dividend.

Section 4. Record Date. In order that the Corporation may determine the Shareholders of record who are entitled (i) to notice of or to vote at any meeting of Shareholders or any adjournment thereof, (ii) to receive payment of any dividend or other distribution or allotment of any rights, or (iii) to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board, in advance, may fix a date as the record date for any such determination. Such date shall not be more than 60 days nor less than 10 days before the date of such meeting, nor more than 60 days prior to the date of any other action. A determination of Shareholders of record entitled to notice of or to vote at a meeting of the Shareholders shall apply to any adjournment of the meeting taken pursuant to Section 6 of Article II; provided, however, that the Board, in its discretion, may fix a new record date for the adjourned meeting.

Section 5. Lost, Stolen or Destroyed Certificate. The Board may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation which is claimed to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board, in its discretion, may require as a condition precedent to issuance that the owner of such lost, stolen or destroyed certificate, or his or her legal representative, advertise the same in such manner as the Board shall require and/or to give the Corporation a bond in such sum, or other security in such form, as the Board may direct, as indemnity against any claim that may be made against the Corporation with respect to the certificate claimed to have been lost, stolen or destroyed.

Section 6. Regulations. The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board may establish.

ARTICLE IX

General Provisions

Section 1. Dividends. Subject to the Act and to any provisions of the Articles relating to dividends, dividends upon the outstanding capital stock of the Corporation may be declared by the Board at any annual, regular or special meeting and may be paid in cash, in property or in shares of the Corporation's capital stock. Any distribution to Shareholders of income or capital assets of the Corporation will be accompanied by a written statement disclosing the source of the funds distributed. If, at the time of distribution, this information is not available, a written explanation of the relevant circumstances will accompany the distribution and the written statement disclosing the source of the funds distributed will be sent to the Shareholders not later than 60 days after the close of the fiscal year in which the distribution was made.

Section 2. Reserves. The Board, in its sole discretion, may fix a sum which may be set aside or reserved over and above the paid-in capital of the Corporation for working capital or as a reserve for any proper purpose, and from time to time may increase, diminish or vary such fund or funds.

Section 3. Fiscal Year. The fiscal year of the Corporation shall be as determined from time to time by the Board.

Section 4. Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its incorporation and the words "Corporate Seal" and "State of Michigan".

Section 5. Amendment of the Bylaws. The Board is expressly empowered to adopt, amend or repeal Bylaws of the Corporation. Any adoption, amendment or repeal of Bylaws by the Board shall require the approval of a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any resolution providing for adoption, amendment or repeal is presented to the Board). The Shareholders shall also have power to adopt, amend or repeal the Bylaws. In addition to any vote of the holders of any class or series of stock of the Corporation required by law or by these Bylaws, the affirmative vote of the holders of at least 66-2/3% of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provisions of the Bylaws.

Section 6. Inspection of Books and Records. Inspection of the Corporation's books and records (including Shareholder records) shall be provided to the Shareholders and to the official or agency administering the securities laws of the various states upon reasonable notice for any proper purpose and as is consistent with applicable laws and regulations.

DETROIT 37670-2 1075340v3

EXHIBIT 3

INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS

FORM OF COMMON STOCK CERTIFICATE (AMENDED)

COPYRIGHT, 1930, BY
DWIGHT & M. H. JACKSON
CHICAGO
PATENT PENDING

JT 1334
S-4

INCORPORATED UNDER THE LAWS OF THE STATE OF
MICHIGAN

NUMBER

SHARES



[redacted]

AUTHORIZED CAPITAL ______________ SHARES ______________ PAR VALUE

This Certifies That SPECIMEN *is the owner of*

full paid and non-assessable

SHARES OF THE CAPITAL STOCK OF ______________

transferable on the books of the Corporation in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and sealed with the Seal of the Corporation.

this ______________ *day of* ______________ *A.D.* ______________

____
SECRETARY

____
PRESIDENT

THOUSANDS
0 1 2
3 4 5
HUNDS TENS UNITS
1 1 1
2 2 2
3 3 3
4 4 4
5 5 5
6 6 6
7 7 7
8 8 8
9 9 9
0 0 0
SHARES

For Value Received, ____ hereby sell, assign and transfer unto ____

____ *Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint*

____ *Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.*

Dated ____________________

In presence of

________________________ ________________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER.

The Corporation will furnish to a Shareholder upon request and without charge a full statement of the designation, relative rights, preferences, and limitations of the shares, and if any class of shares has been issued in series, the designation, relative rights, preferences, and limitations of each series so far as the same have been prescribed. The Board of Directors has the authority to designate and prescribe the relative rights, preferences, and limitations of other series of shares as set forth in the Corporation's Articles of Incorporation.

THIS SPACE IS NOT TO BE COVERED IN ANY WAY

© DWIGHT & M. H. JACKSON
CORPORATION SUPPLY CO.
205 W. RANDOLPH ST.
CHICAGO, ILLINOIS 60606

(RESERVE THIS SPACE TO PASTE BACK CANCELLED STOCK CERTIFICATE)

Certificate No. ____________ For ____________ Shares

Dated ____________

Issued to ____________

Received this Certificate ____________
(DATE)

____
(SIGNATURE)

Surrendered this Certificate ____________
(DATE)

____
(SIGNATURE)

IF NOT AN ORIGINAL ISSUE SHOW DETAILS OF TRANSFER BELOW

Transferred from	Original Certificate No.	Original Certificate Date	No. of Origl. Shares	No. of Shrs Transf'd.

IF THIS CERTIFICATE IS SURRENDERED FOR TRANSFER SHOW DETAILS

New Certificate Issued to	No. of New Certificate	No. of Shares Transferred

133-of-281

EXHIBIT 4

SUBSCRIPTION AGREEMENT (AMENDED)

INVESTOR SUBSCRIPTION AGREEMENT

FOR

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

If you are interested in purchasing shares of common stock of Diamond Heroes of Southeast Michigan, Inc. (the "Shares"), you must complete and return this Subscription Agreement, along with a check or money order made payable to "JPMorgan Chase Bank, N.A.-Escrow Agent," to:

Diamond Heroes of Southeast Michigan, Inc.
277 Summit Drive
Waterford, MI 48328
Attn: Investor Relations

If and when accepted by Diamond Heroes of Southeast Michigan, Inc., a Michigan corporation (the "Company"), this Subscription Agreement will constitute a subscription for shares of common stock, no par value per share, of the Company. The minimum investment is $1,000 (100 Shares). We may, in our sole discretion, accept subscriptions for partial Units of 50 Shares each, provided that the minimum subscription of one Unit is made.

Until a minimum of 125,000 Shares are sold in this Offering (the "Minimum Offering"), all funds paid by investors will be deposited into an escrow account to be established by Company with JPMorgan Chase Bank, N.A. (the "Escrow Agent") in accordance with the terms of the Escrow Agreement. In the event subscriptions for the Minimum Offering have not been received on or before the first anniversary of the date of the Offering Circular, the Offering will be terminated and funds will be promptly returned to investors, together with any interest earned thereon; thereby revoking all prior acceptances of subscriptions, and this Subscription Agreement shall thereupon become null and void.

If this subscription is accepted, and provided that the Minimum Offering is achieved, the Company will return an accepted copy of the Subscription Agreement and the subscriber's stock certificate to the investor within 5 days of the Company's receipt of a Subscription Agreement accompanied by a check or money order for the purchase price.

Method of Payment: Check or money order made payable to "JPMorgan Chase Bank, N.A.-Escrow Agent."

I hereby tender this Subscription Agreement for the purchase of _______ Shares (100 Shares minimum in the initial subscription, increments of at least 50 Shares thereafter) at $10.00 per Share.

With this Subscription Agreement, I tender payment in the aggregate amount of $___________ ($10.00 per Share) for the Shares subscribed.

In connection with this investment in the Company, I represent and warrant as follows:

a. Prior to tendering payment of the Shares, I received a copy of the Company's final Offering Circular dated __________, 2009.

b. I am a bona fide resident of the State of Michigan.

Please register the Shares which I am purchasing as follows:

Name: ____

Type of Ownership (check one):

______ Individual ______ Tenants-in-Common ______ Existing Partnership

______ Joint Tenants ______ Corporation ______ Trust

______ Limited Liability Company

______ Minor with adult custodian under the Uniform Gifts to Minors Act

Please register the Shares in the name of my Broker as follows (account reference):

____

For the person(s) or broker who will be registered shareholder(s):

______________________ Name	______________________ Telephone
______________________ Street Address	______________________ Social Security or Tax ID Number
______________________ City State Zip	
______________________ Signature	______________________ Date

Please indicate how you became aware of this stock offering: ______________________

ACCEPTED BY DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC

By: ______________________ Date: ______________________

Name: ______________________

Title: ______________________

EXHIBIT 6

MATERIAL CONTRACTS

EXHIBIT 6.9

EMPLOYMENT AGREEMENT BETWEEN ERIC COLEMAN AND THE COMPANY DATED JANUARY 20, 2008 AND REVISED EMPLOYMENT AGREEMENT DATED OCTOBER 15, 2008

RIDE THE WAVE

DATE: January 20, 2008

TO: Eric Coleman

FROM: Rob Hilliard

SUBJECT: **Contract Offer**

Based on our lengthy conversation in Philadelphia and follow-up telephone conversation; the strong recommendation of Mark Holtzman, and homework we've done regarding your references, "Ride The Wave" Indy Baseball, LLC, General Partner of Baseball Heroes of Oakland County Limited Partnership, is offering you the following employment opportunity:

(1) **Position:** Manager & Director of Player Development, Midwest Sliders/Oakland County Cruisers

(2) **Term:** 2008 and 2009 seasons with two one-year mutual options for the 2010 and 2011 seasons

(3) **Duties:** Manage team, select coaching staff (with front-office approval on personnel and salary), work with front office and scouting department regarding player selections and transactions and run team tryout.

(4) **2008 Compensation:** (a) Base salary of $24,000; (b) $1,000 bonus for no negative off-field public incidents (as determined by team and/or FL officials); (c) $250 bonus for reaching 40-win plateau; (d) additional $250 for playing .500 baseball or better; (e) additional $250 for making playoffs; (f) $100 bonus for each player to make the Frontier League All-Star team; (g) $5,000 Limited Partnership interest in Baseball Heroes of Oakland County, LP through More Baseball Heroes of Oakland County, LLC, to be vested upon return to the Oakland County Cruisers for the 2009 Frontier League season.

(5) **2009 Compensation:** (a) Base salary of $35,000; (b) 2008 bonus package in tact except for 40-win plateau; (c) health-care package as full-time employee; (d) 15% commission on Cruisers Camp registrations; (e) relocation package covering truck rental, fuel costs for personal vehicle from North Las Vegas, NV, to Oakland County and lodging for two nights.

(6) **2010/2011 Compensation:** (a) Base salary increase of 2½% over previous year's base salary; (b) 2009 bonus package in tact; (c) Cruisers Camp registrations commission in tact; (d) health-care package as full-time employee in tact.

Page Two of Two
Coleman Contract

Team will pay for cell phone plan, all club-related travel & lodging as well as provide a $25 per day meal allowance for full days on the road and a $15 per day meal allowance for partial days on the road.

Payments will be made as follows:

- $2,000 on March 16, 2008
- $5,000 on May 16, 2008
- $5,000 on June 16, 2008
- $5,000 on July 16, 2008
- $5,000 on August 16, 2008
- $2,000 on September 16, 2008

Out-of-pocket expenses will be reimbursed at the end of each month. Receipts should be obtained for all expenses of $25 or more. All costs of $50 or more to be incurred on behalf of the Team should be approved by the Managing Member of the General Partner.

A credit card in your name shall be provided for the purpose of charging authorized Team expenses.

[signature]
Eric Coleman

1/20/08
Date

[signature]
Rob Hilliard, managing member
"RideThe Wave" Indy Baseball, LLC, General Partner
Baseball Heroes of Oakland County, LP

01-20-08
Date

OAKLAND COUNTY
CRUISERS

CRUISERSBASEBALL.COM

315-130 North Telegraph Road
Waterford, MI 48328

DATE: October 15, 2008

TO: Eric Coleman

FROM: Rob Hilliard

SUBJECT: **Revised Contract**

Given the one-year delay in beginning construction on our baseball stadium in Waterford and our temporary home in Ypsilanti for the 2009 baseball season which will result in significantly lower revenues, we have agreed to revise your contract by (1) slightly decreasing your compensation as manager for the 2009 Frontier League season while (2) adding a year to the original contract.

Thus, the revised and now current agreement is as follows:

- Positions:
  - Manager & Player Development Director, Midwest Sliders of Ypsilanti/Oakland County Cruisers
  - Lead Instructor, Oakland County Cruisers Baseball Academy (The Academy)
- Term: two years (2009 and 2010) with a mutual option year (2011)
- Base Compensation: 2009 – $30,000; 2010 – $35,000; 2011 – $36,000
- Bonus:
  - Team has win/loss percentage above .500 – $500
  - Team makes Frontier League playoffs – $500
  - Team wins Frontier League championship – $1,000
  - For each player contract sold to a Major League Baseball organization – $100
  - For each individual and group instructional session at The Academy – one-third of published fees, with The Academy paying for all marketing including any promotional discounts
- Other Compensation:
  - Health-care program offered as "Management" classification of employee

Payment schedule shall be as follows:

- November 15, 2008 – $1,000
- December 15, 2008 – $1,000
- January 15, 2009 – $1,000 + fees from The Academy
- February 15, 2009 – $1,000 + fees from The Academy
- March 15, 2009 – $1,000 + fees from The Academy
- April 15, 2009 – $1,000 + fees from The Academy

- May 15, 2009 – $4,000
- June 15, 2009 – $4,000
- July 15, 2009 – $4,000
- August 15, 2009 – $4,000
- September 15, 2009 – $4,000
- October 15, 2009 – $4,000 + fees from The Academy

- Payment schedule for Nov. 2009 to Oct. 2010 – TBD
- Payment schedule for Nov. 2010 to Oct. 2011 – TBD

Termination: Employee's contract may be terminated for cause, defined herein as continued poor team performance (less than 40 wins per season); continued off-field insubordination by players and/or members of the coaching staff, or continued violation of Frontier League Rules & Regulations. In the event of such termination, employee shall be entitled to three months' base salary plus health-care participation. Any dispute arising between employee and employer out of this contract shall be governed by the laws of the State of Michigan and shall be settled by a Court of proper jurisdiction within the State of Michigan.

[signature] 10/25/08

Eric Coleman — Date

[signature] 10-26-08

Rob Hilliard, President, Midwest Sliders of Ypsilanti/Oakland County Cruisers — Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated December 18, 2008, documenting a loan of Ten thousand dollars and 00 cents ($10,000.00) made by Linda French, having a place of residence at 504 North Huron, Ypsilanti, MI 48197, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of June 16, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Linda French shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of December 13, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to Linda French all principal and accrued interest then due on any date prior to the new maturity date.

Linda French
Lender

8-3-09
Date

Robert A Hittaff
Diamond Heroes of Southeast Michigan, Inc.

July 16, 2009
Date

EXHIBIT 6.13

UNSECURED LOAN AGREEMENTS (AMENDED)

UNSECURED PROMISSORY NOTE

$ 10,000.00 December 18, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Linda French (the "*Lender*"), at 504 North Huron, Ypsilanti, Michigan 48197, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Ten thousand and 00/100 Dollars ($10,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Eighty (180) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated **December 18, 2008**, documenting a loan of **Five Thousand** dollars and **00** cents (**$5,000.00**) made by **Kevin J. Hill**, having a place of residence at **108 Washtenaw Road #4, Ypsilanti, MI 48197**, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of **June 16, 2009**. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), **Kevin J. Hill** shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for **180** days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of **December 13, 2009**, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to **Kevin J. Hill** all principal and accrued interest then due on any date prior to the new maturity date.

Kevin J. Hill
Lender

8/1/09
Date

Robert Albetta
Diamond Heroes of Southeast Michigan, Inc.

August 6, 2009
Date

UNSECURED PROMISSORY NOTE

$ 5,000.00

December 18, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Kevin J. Hill (the "*Lender*"), at 108 Washtenaw Rd., #4, Ypsilanti, Michigan 48197, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Five thousand and 00/100 Dollars ($5,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Eighty (180) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: [signature]

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated **December 18, 2008**, documenting a loan of **Ten Thousand dollars** and **00** cents (**$10,000.00**) made by **Brian Robb**, having a place of residence at **408 East Cross Street, Ypsilanti, MI 48198**, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of **June 16, 2009**. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), **Brian Robb** shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of **December 13, 2009**, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to **Brian Robb** all principal and accrued interest then due on any date prior to the new maturity date.

Lender — 17 JULY 2009
Date

Diamond Heroes of Southeast Michigan, Inc. — July 27, 2009
Date

UNSECURED PROMISSORY NOTE

$ 10,000.00 December 18, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Brian Robb (the "*Lender*"), at 408 East Cross Street, Ypsilanti, Michigan 48198, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Ten thousand and 00/100 Dollars ($ 10,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Eighty (180) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

SECOND EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated November 21, 2008, documenting a loan of Six hundred dollars and 00 cents ($ 600.00) made by Jocelyn Price, having a place of residence at 1196 Meadowlark, Waterford, MI, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328, as amended by that certain Extension of Unsecured Promissory Noted dated March 21, 2009 (First Extension). A copy of the Note and First Extension are attached for reference purposes.

Terms of the Note as amended by the First Extension call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of March 21, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Jocelyn Price shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for 90 days beyond the date of maturity referenced in the First Extension, to the new maturity date of December 16, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to Jocelyn Price all principal and accrued interest then due on any date prior to the new maturity date.

Jocelyn A Price
Lender

7/16/09
Date

Robert Altherr
Diamond Heroes of Southeast Michigan, Inc.

July 16, 2009
Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated November 21, 2008 a copy documenting a loan of Six hundred dollars and 00 cents ($600.00) made by Jocelyn Price, having a place of residence at ____________, ____________, ____, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of March 21, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Jocelyn Price shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of September 17, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Jocelyn Price all principal and accrued interest then due on any date prior to the new maturity date.

Jocelyn L Price
Lender

3/21/09
Date

Robert Altobelli
For Baseball Heroes of Oakland County, LP

March 21, 2009
Date

UNSECURED PROMISSORY NOTE

$ 600.00

~~August~~ November 21, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Jocelyn F. Price (the "*Lender*"), at 1196 Meadowlark, Waterford, Michigan 48327, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Six hundred and XX/100 Dollars ($ 600.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: [signature]

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

SECOND EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated November 14, 2008, documenting a loan of One thousand dollars and 00 cents ($1,000.00) made by Kim A. Buckey, having a place of residence at 4976 Spring Meadow Drive, Clarkston, MI 48348, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328, as amended by that certain Extension of Unsecured Promissory Noted dated March 14, 2009 (First Extension). A copy of the Note and First Extension are attached for reference purposes.

Terms of the Note as amended by the First Extension call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of March 14, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Kim A. Buckey shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for 90 days beyond the date of maturity referenced in the First Extension, to the new maturity date of December 9, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to Kim A. Buckey all principal and accrued interest then due on any date prior to the new maturity date.

Kim A Buckey
Lender

7/18/09
Date

Robert [signature]
Diamond Heroes of Southeast Michigan, Inc.

July 16, 2009
Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated November 14, 2008 a copy documenting a loan of One thousand dollars and 00 cents ($1,000.00) made by Kim A. Buckey, having a place of residence at 4716 Spring Meadow Drive, Clarkston, MI, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of March 14, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Kim A. Buckey shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of September 10, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Kim A. Buckey all principal and accrued interest then due on any date prior to the new maturity date.

[signature] March 14, 2009
Lender Date

[signature] March 14, 2009
For Baseball Heroes of Oakland County, LP Date

UNSECURED PROMISSORY NOTE

$ 1,000.00

~~August~~ November 14, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Kim A. Buckey (the "*Lender*"), at 4976 Spring Meadow Dr Clarkston, Michigan 48348, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of One thousand and XX/100 Dollars ($ 1,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

SECOND EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated **October 24, 2008**, documenting a loan of **Ten Thousand dollars and 00 cents ($10,000.00)** made by **V/Gladieux Enterprises, Inc.**, having a place of business at **3400 Executive Parkway, Toledo, OH 43606**, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328, as amended by that certain Extension of Unsecured Promissory Note dated **January 9, 2009** (First Extension).

Terms of the Note as amended by the First Extension call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of **February 21, 2009**. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), **V/Gladieux Enterprises, Inc.** shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for **120** days beyond the date of maturity referenced in the First Extension, to the new maturity date of **December 18, 2009**, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to **V/Gladieux Enterprises, Inc.** all principal and accrued interest then due on any date prior to the new maturity date.

[signature]
Lender

7-29-09
Date

Robert A. Hoffman [signature]
Diamond Heroes of Southeast Michigan, Inc.

July 29, 2009
Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated October 24, 2008, a copy documenting a loan of Ten thousand dollars and 00 cents ($10,000.00) made by V/Gladieux Enterprises, Inc., having a place of ~~residence~~ business at 3400 Executive Parkway, Toledo, OH 43606, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of February 21, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), V/Gladieux Enterprises, Inc. shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of August 20, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay V/Gladieux Enterprises, Inc. all principal and accrued interest then due on any date prior to the new maturity date.

[signature]

Lender For V/Gladieux Enterprises, Inc.

1-9-09

Date

[signature]

For Baseball Heroes of Oakland County, LP

January 5, 2009

Date

UNSECURED PROMISSORY NOTE

$ 10,000.00 October 24, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of VIGLADIEUX ENTERPRISES, INC. (the "***Lender***"), at 3400 EXECUTIVE PKWY, TOLEDO, ~~Michigan~~ OHIO 43606, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of TEN THOUSAND and 00/100 Dollars ($ 10,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

SECOND EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated September 23, 2008, documenting a loan of Three thousand seven hundred fifty dollars and 00 cents ($3,750.00) made by Caryl Hilliard, having a place of residence at 4985 Oak Hill Drive, Waterford, MI 48329, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328, as amended by that certain Extension of Unsecured Promissory Noted dated January 9, 2009 (First Extension). A copy of the Note and First Extension are attached for reference purposes.

Terms of the Note as amended by the First Extension call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of January 21, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Caryl Hilliard shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for 150 days beyond the date of maturity referenced in the First Extension, to the new maturity date of December 17, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to Caryl Hilliard all principal and accrued interest then due on any date prior to the new maturity date.

Caryl R Hilliard
Lender

July 19, 2009
Date

Robert A Hilliard
Diamond Heroes of Southeast Michigan, Inc.

July 16, 2009
Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated September 23, 2008, a copy documenting a loan of Three thousand, seven hundred & fifty —— dollars and 00 cents ($3,750.00) made by Caryl Hilliard, having a place of residence at 4985 Oak Hill Drive, Waterford, MI, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of January 21, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Caryl Hilliard shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of July 20, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Caryl Hilliard all principal and accrued interest then due on any date prior to the new maturity date.

Caryl R Hilliard
Lender

January 9 2009
Date

Robert R. Hilliard
For Baseball Heroes of Oakland County, LP

January 5, 2009
Date

UNSECURED PROMISSORY NOTE

$ 3,750.00

09/23/08
September ~~August~~ 23, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Caryl Hellenberg (the "*Lender*"), at 4985 Oak Hill Drive, Waterford, Michigan 48329, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Three thousand seven hundred & Fifty and 00/100 Dollars ($ 3,750.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

SECOND EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated September 23, 2008, documenting a loan of Five hundred dollars and 00 cents ($500.00) made by David Hilliard, having a place of residence at 22 Woodland Hills Drive, Suite #1, Southgate, MI 48195, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328, as amended by that certain Extension of Unsecured Promissory Noted dated January 11, 2009 (First Extension). A copy of the Note and First Extension are attached for reference purposes.

Terms of the Note as amended by the First Extension call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of January 21, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), David Hilliard shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for 150 days beyond the date of maturity referenced in the First Extension, to the new maturity date of December 17, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to David Hilliard all principal and accrued interest then due on any date prior to the new maturity date.

David Hilliard
Lender

JULY 21, 2009
Date

[signature]
Diamond Heroes of Southeast Michigan, Inc.

July 16, 2009
Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated September 23, 2008, a copy documenting a loan of Five hundred ------------------ dollars and 00 cents ($ 500) made by David Hilliard, having a place of residence at 22 Woodland Hills Drive, Suite #1, Southgate, KY, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of January 21, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), David Hilliard shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of July 20, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay David Hilliard all principal and accrued interest then due on any date prior to the new maturity date.

David Hilliard
Lender

JANUARY 11, 2009
Date

[signature]
For Baseball Heroes of Oakland County, LP

January 5, 2009
Date

UNSECURED PROMISSORY NOTE

$ 500.00

~~August~~ September 23, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of David Sean Hilliard (the "*Lender*"), at 22 Woodland Hills Drive, Suite 1, Southgate, ~~Michigan~~ Kentucky 41071, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Five hundred ——— and 00/100 Dollars ($ 500.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: [signature]

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

SECOND EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated September 15, 2008 documenting a loan of Thirteen thousand eight hundred Fifty three dollars and 56 cents ($ 13,853.56) made by Booth Patterson, PC, having a place of business at 1090 West Huron, Waterford, MI 48328, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328, as amended by that certain Extension of Unsecured Promissory Noted dated January 7, 2009 (First Extension). A copy of the Note and First Extension are attached for reference purposes.

Terms of the Note as amended by the First Extension call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of January 13, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Booth Patterson, PC shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for 150 days beyond the date of maturity referenced in the First Extension, to the new maturity date of December 9, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to Booth Patterson, PC all principal and accrued interest then due on any date prior to the new maturity date.

J. Timothy Patterson

Lender

7-22-09

Date

[signature]

Diamond Heroes of Southeast Michigan, Inc.

July 16, 2009

Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated September 19, 2008, a copy documenting a loan of Thirteen thousand, eight hundred Fifty-three dollars and 56 cents ($13,853.56) made by Booth Patterson, PC, having a place of ~~residence~~ business at 1090 W. Huron, Waterford, MI, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of January 13, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Booth Patterson, PC shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of July 12, 2009, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Booth Patterson, PC all principal and accrued interest then due on any date prior to the new maturity date.

[signature]	1-7-09
Lender For Booth Patterson, PC	Date
[signature]	January 5, 2009
For Baseball Heroes of Oakland County, LP	Date

UNSECURED PROMISSORY NOTE

$ 13,853.56 September 15, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Booth Patterson, PC (the "***Lender***"), at 1090 W. Huron, Waterford, Michigan 48328, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Thirteen thousand, eight hundred fifty-three and 56/100 Dollars ($13,853.56).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

SECOND EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated **September 15, 2008**, documenting a loan of **Twenty Thousand dollars and 00 cents ($20,000.00)** made by Joseph Dietz, having a place of residence at **4445 Fenmore, Waterford, MI 48328**, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328, as amended by that certain Extension of Unsecured Promissory Note dated **February 19, 2009** (First Extension).

Terms of the Note as amended by the First Extension call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of **January 13, 2009**. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), **Joseph Dietz** shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for **150** days beyond the date of maturity referenced in the First Extension, to the new maturity date of **December 9, 2009**, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to **Joseph Dietz** all principal and accrued interest then due on any date prior to the new maturity date.

Joseph Dietz
Lender

08/05/09
Date

Robert Atthes
Diamond Heroes of Southeast Michigan, Inc.

August 5, 2009
Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated September 15, 2008, a copy documenting a loan of Twenty thousand dollars and 00 cents ($ 20,000.00) made by ________________, having a place of residence at 4445 Lenmore, Waterford, Mi, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of January 22, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Joseph Dietz shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of July 12, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Joseph Dietz all principal and accrued interest then due on any date prior to the new maturity date.

[signature] 2-19-09

Lender Date

[signature] 02-19-09

For Baseball Heroes of Oakland County, LP Date

UNSECURED PROMISSORY NOTE

$ 20,000.00 September 15, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Joseph Dietz (the "*Lender*"), at ______________, ______________, Michigan ______________, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Twenty thousand ______________ and 00/100 Dollars ($20,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

ORIGINAL CHECK HAS A COLORED BACKGROUND WITH A MICRO PRINTED WARNING BAND

Merrill Lynch

50-937
213

CHASE

6040 Tarbell Road
Syracuse, N.Y. 13206

Office
Disbursement Account
P.O. Box 43247
Jacksonville, FL 32231-3247

Merrill Lynch,
Pierce, Fenner & Smith Inc.

Check Number 53223-32504

Date	Branch	Amount
09/10/2008	689	PAY$20,000.00*

Not valid after 180 days

To The Order Of

BASEBALL HEROES OAKLAND CNTY
4445 FENMORE AVE
WATERFORD MI,48328

Melinda Smythe

EXPLANATION OF ADDITIONAL SECURITY FEATURES INDICATED ON REVERSE SIDE

⑈5322332504⑈ ⑆021309379⑆601867039⑈

Joseph Dietz

177-of-281

SECOND EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 30, 2008, documenting a loan of Twenty thousand dollars and 00 cents ($20,000.00) made by Peter C. Riley, having a place of residence at 772 Lakeland Street, Grosse Pointe, MI 48230, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328, as amended by that certain Extension of Unsecured Promissory Noted dated January 10, 2009 (First Extension). A copy of the Note and First Extension are attached for reference purposes.

Terms of the Note as amended by the First Extension call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 26, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Peter C. Riley shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for 175 days beyond the date of maturity referenced in the First Extension, to the new maturity date of December 18, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to Peter C. Riley all principal and accrued interest then due on any date prior to the new maturity date.

[signature]
Lender

7/16/2009
Date

[signature]
Diamond Heroes of Southeast Michigan, Inc.

July 16, 2009
Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 30, 2008, a copy documenting a loan of Twenty thousand dollars and 00 cents ($ 30,000) made by Peter C. Riley, having a place of residence at 773 Lakeland St, Grosse Pointe, MI 48230, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 28 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Peter C. Riley shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 26th, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Peter C. Riley all principal and accrued interest then due on any date prior to the new maturity date.

[signature] Date Jan 10, 2009
Lender

[signature] Date Jan 5, 2009
For Baseball Heroes of Oakland County, LP

UNSECURED PROMISSORY NOTE

$ 30,000.00 August 30, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Peter C. Riley (the "***Lender***"), at 772 Lakeland St., Grosse Pointe, Michigan 48230, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Twenty thousand and XX/100 Dollars ($20,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: [signature]

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

SECOND EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 28, 2008, documenting a loan of Five thousand dollars and 00 cents ($5,000.00) made by Jocelyn and Roger Price, having a place of residence at 1196 Meadowpark, Waterford, MI, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328, as amended by that certain Extension of Unsecured Promissory Noted dated December 26, 2008 (First Extension). A copy of the Note and First Extension are attached for reference purposes.

Terms of the Note as amended by the First Extension call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 26, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Jocelyn and Roger Price shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for 175 days beyond the date of maturity referenced in the First Extension, to the new maturity date of December 16, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to Jocelyn and Roger Price all principal and accrued interest then due on any date prior to the new maturity date.

[signature] [signature]

Lender

Date 7/14/09

[signature]

Diamond Heroes of Southeast Michigan, Inc.

Date July 16, 2009

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 28, 2008 a copy documenting a loan of Five thousand dollars and 00 cents ($5,000.00) made by Jocelyn and Roger Price, having a place of residence at ______, Waterford, MI, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 26, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Jocelyn and Roger Price shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 24, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Jocelyn and Roger Price all principal and accrued interest then due on any date prior to the new maturity date.

[signature] 12-26-08
Lender Date

[signature] December 26, 2008
For Baseball Heroes of Oakland County, LP Date

UNSECURED PROMISSORY NOTE

$ 5,000.00 August 28, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 4000 West Walton Boulevard, Suite 3-A, Waterford, Michigan 48329, unconditionally promises to pay, to the order of Jocelyn Price & Roger Price (the "***Lender***"), at 1196 [illegible], Waterford, Michigan 48327, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Five thousand ———— and 00/100 Dollars ($ 5,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

SECOND EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated **August 28, 2008**, documenting a loan of **Three Thousand dollars and 00 cents ($3,000.00)** made by **Russell A. Schulte**, having a place of business at **2135 Airport Road, Waterford, MI 48329,** to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328, as amended by that certain Extension of Unsecured Promissory Note dated **January 7, 2009** (First Extension).

Terms of the Note as amended by the First Extension call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of **December 26, 2008.** If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), **Russell A. Schulte** shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for **175** days beyond the date of maturity referenced in the First Extension, to the new maturity date of **December 16, 2009**, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to **Russell A. Schulte** all principal and accrued interest then due on any date prior to the new maturity date.

[signature] 7/28/09

Lender Date

[signature] July 28, 2009

Diamond Heroes of Southeast Michigan, Inc. Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 28, 2008, a copy documenting a loan of Three thousand dollars and 00 cents ($ 3,000.00) made by Russell A. Schulte, having a place of business at 2135 Airport Road Waterford MI 48327 to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 26, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Russell A. Schulte shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 24, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Russell A. Schulte all principal and accrued interest then due on any date prior to the new maturity date.

R A Schulte 1/07/09

Lender Date

Robert A Velliard 01-05-09

For Baseball Heroes of Oakland County, LP Date

UNSECURED PROMISSORY NOTE

$ 3,000.00 August 28, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Russell A. Schulte (the "*Lender*"), at 2135 Airport Rd, Waterford, Michigan 48329, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Three Thousand and XX/100 Dollars ($ 3,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball LLC

By: [signature]

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

SECOND EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated **August 27, 2008**, documenting a loan of **Ten Thousand dollars and 00 cents ($10,000.00)** made by **Richard & Sally Kuhn**, having a place of residence at **3093 St. Jude, Waterford, MI 48329**, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328, as amended by that certain Extension of Unsecured Promissory Note dated **January 7, 2009** (First Extension).

Terms of the Note as amended by the First Extension call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of **December 25, 2008**. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), **Richard & Sally Kuhn** shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for 175 days beyond the date of maturity referenced in the First Extension, to the new maturity date of December 15, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to **Richard & Sally Kuhn** all principal and accrued interest then due on any date prior to the new maturity date.

Richard D. Kuhn
Lender

Date July 28, 2009

Sally S. Kuhn
Lender

Date July 28, 2009

Robert A. Holland
Diamond Heroes of Southeast Michigan, Inc.

July 28, 2009
Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 27, 2008, a copy documenting a loan of Ten thousand dollars and 00 cents ($10,000.00) made by Richard and Sally Kuhn, having a place of residence at 3093 St. Jude, Waterford, MI 48329, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 25, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Richard and Sally Kuhn shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 23, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Richard and Sally Kuhn all principal and accrued interest then due on any date prior to the new maturity date.

Richard D. Kuhn + Sally S. Kuhn
Lender

Jan 7, 2009
Date

Robert A. Whitt [signature]
For Baseball Heroes of Oakland County, LP

January 5, 2009
Date

UNSECURED PROMISSORY NOTE

$ 10,000.00 August 27, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Richard & Sally Kuhn (the "***Lender***"), at 3093 St. Jude, Waterford, Michigan 48329, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Ten Thousand and XX /100 Dollars ($ 10,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

SECOND EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 25, 2008, documenting a loan of Five thousand dollars and 00 cents ($5,000.00) made by Michael and Sharon Duff, having a place of residence at 3022 Harbor Court, Waterford, MI 48328, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328, as amended by that certain Extension of Unsecured Promissory Noted dated January 9, 2009 (First Extension). A copy of the Note and First Extension are attached for reference purposes.

Terms of the Note as amended by the First Extension call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 23, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Michael and Sharon Duff shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for 175 days beyond the date of maturity referenced in the First Extension, to the new maturity date of December 13, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to Michael and Sharon Duff all principal and accrued interest then due on any date prior to the new maturity date.

Lender
Date: 7/21/09

Diamond Heroes of Southeast Michigan, Inc.
Date: July 16, 2009

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 25, 2008, a copy documenting a loan of Five thousand dollars and 00 cents ($5,000.00) made by Michael and Sharon Duff, having a place of residence at 3022 Harbor Court, Waterford, MI 48328 to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 23, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Michael and Sharon Duff shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 21, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Michael and Sharon Duff all principal and accrued interest then due on any date prior to the new maturity date.

[signature] Sharon M. Duff 1-9-09

Lender Date

[signature] January 5, 2009

For Baseball Heroes of Oakland County, LP Date

Fax Send Report

Date/Time	:	DEC-13-2008 12:20PM SAT
Fax Number	:	12486810084
Fax Name	:	Midwest Sliders
Model Name	:	SCX-5x30 Series

No.	Name/Number	StartTime	Time	Mode	Page	Result
443	2483930696	12-13 12:19PM	00'14	ECM	001/001	O.K

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 25, 2008, a copy documenting a loan of Five thousand dollars and 00 cents ($5,000.00) made by Michael and Sharon Duff, having a place of residence at 3012 Harbor Court, Waterford, MI, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 23, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Michael and Sharon Duff shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 21, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Michael and Sharon Duff all principal and accrued interest then due on any date prior to the new maturity date.

[signature] Sharon M. Duff — 1-9-09
Lender — Date

[signature] — January 5, 2009
For Baseball Heroes of Oakland County, LP — Date

UNSECURED PROMISSORY NOTE

$ 5,000.00 August 25, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Michael & Sharon Duff (the "*Lender*"), at 3023 Harbor Ct, Waterford, Michigan 48328, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Five Thousand and XX/100 Dollars ($ 5,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

SECOND EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 22, 2008, documenting a loan of Nine thousand forty-six dollars and 04 cents ($9,046.04) made by FX Architecture, LLC, having a place of ~~residence~~ business at 326 East 5th Street, Royal Oak, MI 48067, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328, as amended by that certain Extension of Unsecured Promissory Noted dated January 8, 2009 (First Extension). A copy of the Note and First Extension are attached for reference purposes.

Terms of the Note as amended by the First Extension call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 20, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), FX Architecture, LLC shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for 175 days beyond the date of maturity referenced in the First Extension, to the new maturity date of December 10, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to FX Architecture, LLC all principal and accrued interest then due on any date prior to the new maturity date.

[signature]
Lender

July 20, 2009
Date

[signature]
Diamond Heroes of Southeast Michigan, Inc.

July 16, 2009
Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 22, 2008, a copy documenting a loan of Nine thousand forty-six dollars and 04 cents ($ 9,046.04) made by FX Architecture, LLC, having a place of ~~residence~~ business at 326 East 5th Street, Royal Oak, MI, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 20, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), FX Architecture, LLC shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 18, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay FX Architecture, LLC all principal and accrued interest then due on any date prior to the new maturity date.

[signature]
Lender

Jan 8th 2009
Date

[signature]
For Baseball Heroes of Oakland County, LP

January 5, 2009
Date

UNSECURED PROMISSORY NOTE

$ 9,046.04 August 22, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 4000 West Walton Boulevard, Suite 3-A, Waterford, Michigan 48329, unconditionally promises to pay, to the order of FX Architecture, LLC (the "*Lender*"), at 324 East Fifth Street, Royal Oak, Michigan 48067, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Nine thousand Forty-six and 04/100 Dollars ($ 9,046.04).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ____________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

SECOND EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated **August 20, 2008**, documenting a loan of **One Thousand dollars and 00 cents ($1,000.00)** made by **John Green**, having a place of residence at **1982 Pine Court, Waterford, MI 48328**, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328, as amended by that certain Extension of Unsecured Promissory Note dated **January 9, 2009** (First Extension).

Terms of the Note as amended by the First Extension call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of **December 18, 2008**. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), **John Green** shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for **180** days beyond the date of maturity referenced in the First Extension, to the new maturity date of **December 13, 2009**, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to **John Green** all principal and accrued interest then due on any date prior to the new maturity date.

[signature] 7/28/09
Lender Date

[signature] July 28, 2009
Diamond Heroes of Southeast Michigan, Inc. Date

248 393 0696

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 20, 2008, a copy documenting a loan of One thousand dollars and 00 cents ($ 1,000.00) made by John Green, having a place of residence at 1982 Pine Court, Waterford, MI 48328, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 18, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), John Green shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 16, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay John Green all principal and accrued interest then due on any date prior to the new maturity date.

[signature]
Lender

1/5/09
Date

[signature]
For Baseball Heroes of Oakland County, LP

January 5, 2009
Date

Fax Send Report

Date/Time : DEC-13-2008 05:51AM SAT
Fax Number : 12486810084
Fax Name : Midwest Sliders
Model Name : SCX-5x30 Series

No.	Name/Number	StartTime	Time	Mode	Page	Result
442	2483930696	12-13 05:51AM	00'13	ECM	001/001	O.K

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 20, 2008, a copy documenting a loan of One thousand ——— dollars and 00 cents ($1,000.00) made by John Green, having a place of residence at 1982 Pine Court, Waterford, MI, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices in 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 18, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), John Green shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties hereby agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 16, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay John Green all principal and accrued interest then due on any date prior to the new maturity date.

[signature] 1/5/09
Lender Date

[signature] January 5, 2009
For Baseball Heroes of Oakland County, LP Date

UNSECURED PROMISSORY NOTE

$ 1,000.00 August 20, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of John R. Green (the "*Lender*"), at 1982 Pine Ct, Waterford, Michigan 48328, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of One Thousand and XX/100 Dollars ($ 1,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

SECOND EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated **August 20, 2008**, documenting a loan of **Five Thousand dollars and 00 cents ($5,000.00)** made by **Betty L. Schuster Trust**, having a place of residence at **3173 Whitfield Court, Waterford, MI 48329**, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328, as amended by that certain Extension of Unsecured Promissory Note dated **January 10, 2009** (First Extension).

Terms of the Note as amended by the First Extension call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date **of December 18, 2008**. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), **Betty L. Schuster Trust** shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for **180** days beyond the date of maturity referenced in the First Extension, to the new maturity date of **December 13, 2009**, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, ~~but not the obligation,~~ to prepay to **Betty L. Schuster Trust** all principal and accrued interest then due on any date prior to the new maturity date. BLS [initials]

Betty L. Schuster Trust [signature] — 7-29-09
Lender — Date

[signature] — July 29, 2009
Diamond Heroes of Southeast Michigan, Inc. — Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 20, 2008, a copy documenting a loan of Five thousand dollars and 00 cents ($ 5,000.00) made by Betty L. Schuster Trust, having a place of residence at 3173 Whitfield Court, Waterford, MI 48329, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 18, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Betty L. Schuster Trust shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 16, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Betty L. Schuster Trust all principal and accrued interest then due on any date prior to the new maturity date.

Betty L. Schuster Trust
Lender For Betty L. Schuster Trust

January 10, 2009
Date

[signature]
For Baseball Heroes of Oakland County, LP

January 9, 2009
Date

UNSECURED PROMISSORY NOTE

$ 5,000.00 August 20, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Betty L. Schuster Trust (the "*Lender*"), at 3173 Whitfield Ct., Waterford, Michigan 48329, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Five Thousand and XX/100 Dollars ($ 5,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

SECOND EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 20, 2008, documenting a loan of Twenty-Five Thousand dollars and 00 cents ($25,000.00) made by Warpost Investment LLC, having a place of ~~residence~~ business at 4515 Elizabeth Lake Road, Waterford, MI 48329, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328, as amended by that certain Extension of Unsecured Promissory Noted dated January 6, 2009 (First Extension). A copy of the Note and First Extension are attached for reference purposes.

Terms of the Note as amended by the First Extension call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 15, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Warpost Investment LLC shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for 180 days beyond the date of maturity referenced in the First Extension, to the new maturity date of December 13, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to Warpost Investment LLC all principal and accrued interest then due on any date prior to the new maturity date.

[signature]
Lender

7-21-09
Date

[signature]
Diamond Heroes of Southeast Michigan, Inc.

July 16, 2009
Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 20, 2008, a copy documenting a loan of Twenty-Five thousand dollars and 00 cents ($25,000.00) made by Warpat Investment LLC, having a place of ~~residence~~ business at 4518 Elizabeth Lake Road, Waterford, MI 48329, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 18, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Warpat Investment shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 16, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Warpat Investment all principal and accrued interest then due on any date prior to the new maturity date.

[signature] 1-6-09

Lender for Warpat Investment — Date

[signature] 01-06-09

For Baseball Heroes of Oakland County, LP — Date

UNSECURED PROMISSORY NOTE

$ 25,000.00 August 20, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Warpat Investment (the "***Lender***"), at 4568 Elizabeth Lake Rd, Waterford, Michigan 48329, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Twentyfive Thousand and XX/100 Dollars ($ 25,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ____________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

SECOND EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 18, 2008, documenting a loan of Twenty eight thousand nine dollars and 02 cents ($28,009.02) made by ODK Investments LLC, having a place of business at 263 Pine Ridge Drive, Bloomfield Hills, MI 48304, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328, as amended by that certain Extension of Unsecured Promissory Noted dated January 8, 2009 (First Extension). A copy of the Note and First Extension are attached for reference purposes.

Terms of the Note as amended by the First Extension call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 16, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), ODK Investments LLC shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for 180 days beyond the date of maturity referenced in the First Extension, to the new maturity date of December 11, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to ODK Investments LLC all principal and accrued interest then due on any date prior to the new maturity date.

O. Kadry, Member
Lender

7-22-09
Date

Robert A. Holland
Diamond Heroes of Southeast Michigan, Inc.

July 16, 2009
Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 15, 2008, a copy documenting a loan of Twenty eight thousand nine dollars and 02 cents ($28,009.02) made by ODK Investments LLC, having a place of ~~residence~~ business at 263 Pine Ridge Drive, Bloomfield Hills, MI, 48304 to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 16, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), ODK Investments LLC shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 14, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay ODK Investments LLC all principal and accrued interest then due on any date prior to the new maturity date.

[signature] 1-8-09

Lender For ODK Investments LLC Date

[signature] January 5, 2009

For Baseball Heroes of Oakland County, LP Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 15, 2008, a copy documenting a loan of Twenty eight thousand nine dollars and 02 cents ($28,009.02) made by ODK Investments LLC, having a place of residence at 243 Pine Ridge Drive, Bloomfield Hills, MI to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 16, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), ODK Investments L.L.C shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 14, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay ODK Investments LLC all principal and accrued interest then due on any date prior to the new maturity date.

Lender For ODK Investments LLC — Date: 1-8-09

For Baseball Heroes of Oakland County, LP — Date: January 5, 2009

Fax Send Report

Date/Time : DEC-12-2008 01:22PM FRI
Fax Number : 12486810084
Fax Name : Midwest Sliders
Model Name : SCX-5x30 Series

No.	Name/Number	StartTime	Time	Mode	Page	Result
439	2483930696	12-12 01:21PM	00'13	ECM	001/001	O.K

UNSECURED PROMISSORY NOTE

$ 28,009.02 August 18, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of ODK Investments (the "***Lender***"), at 263 Pine Ridge Dr, Blomfield Hills, Michigan 48304, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Twenty-eight Thousand Nine and 02/100 Dollars ($ 28,009.02).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

SECOND EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated **August 18, 2008**, documenting a loan of **Two Thousand dollars and 00 cents ($2,000.00)** made by **Robert & Judith Wallace**, having a place of residence at **4160 Echo, West Bloomfield, MI 48323**, to Baseball Heroes of Oakland County, LP **(Baseball Heroes)**, then with offices at 315-130 North Telegraph Road, Waterford, MI 48328, as amended by that certain Extension of Unsecured Promissory Note dated **January 8, 2009** (First Extension).

Terms of the Note as amended by the First Extension call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of **December 16, 2008**. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), **Robert & Judith Wallace** shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for **180** days beyond the date of maturity referenced in the First Extension, to the new maturity date of **December 11, 2009**, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to **Robert & Judith Wallace** all principal and accrued interest then due on any date prior to the new maturity date.

RK Wallace — 7-28-09
Lender — Date

JWallace — 7-28-09
Lender — Date

Robert Atherton — July 28, 2009
Diamond Heroes of Southeast Michigan, Inc. — Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 18, 2008, a copy documenting a loan of Two thousand dollars and 00 cents ($2,000.00) made by Robert and Judith Wallace, having a place of residence at 4160 Echo, West Bloomfield, MI, 48323 to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 16, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Robert and Judith Wallace shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 14, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Robert and Judith Wallace all principal and accrued interest then due on any date prior to the new maturity date.

R K Wallace / J Wallace
Lender

1-8-09
Date

[signature]
For Baseball Heroes of Oakland County, LP

January 5, 2009
Date

UNSECURED PROMISSORY NOTE

$ 2,000.00 August 18, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Robert + Judith Wallace (the "*Lender*"), at 4160 Echo, West Bloomfield, Michigan 48323, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Two Thousand and XX/100 Dollars ($ 2,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

SECOND EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 14, 2008, documenting a loan of Twenty thousand dollars and 00 cents ($20,000.00) made by Steve Wylie, having a place of residence at 6065 Middle Lake Road, Clarkston, MI 48346, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328, as amended by that certain Extension of Unsecured Promissory Noted dated January 7, 2009 (First Extension). A copy of the Note and First Extension are attached for reference purposes.

Terms of the Note as amended by the First Extension call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 12, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Steve Wylie shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for 180 days beyond the date of maturity referenced in the First Extension, to the new maturity date of December 7, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this SECOND EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to Steve Wylie all principal and accrued interest then due on any date prior to the new maturity date.

[signature]
Lender

7-22-09
Date

[signature]
Diamond Heroes of Southeast Michigan, Inc.

July 16, 2009
Date

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated August 14, 2008, a copy documenting a loan of Twenty thousand —— dollars and 00 cents ($20,000.00) made by Steve Wylie, having a place of residence at 6065 Middle Lake Road, Clarkston, MI, to Baseball Heroes of Oakland County, LP (Baseball Heroes), with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of December 12, 2008. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Steve Wylie shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, the parties herein agree to extend the term of the loan for 180 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of June 10, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Baseball Heroes shall have the right, but not the obligation, to prepay Steve Wylie all principal and accrued interest then due on any date prior to the new maturity date.

[signature] 1-7-09

Lender Date

[signature] 01-05-09

For Baseball Heroes of Oakland County, LP Date

UNSECURED PROMISSORY NOTE

$ 20,000.00 August 14, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "***Maker***"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Steven Wylie (the "***Lender***"), at 6065 Middle Lk Rd, Clarkston, Michigan 48346, or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Twenty thousand and XX/100 Dollars ($ 20,000.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "***Maturity Date***"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXTENSION OF UNSECURED PROMISSORY NOTE

Reference is herein made to the Unsecured Promissory Note (the Note) dated November 22, 2008, documenting a loan of Nine-hundred dollars and 00 cents ($900.00) made by Steven S. Wylie, having a place of residence at 6065 Middle Lake Road, Clarkston, MI 48346, to Baseball Heroes of Oakland County, LP (Baseball Heroes), then with offices at 315-130 North Telegraph Road, Waterford, MI 48328. A copy of the Note is attached for reference purposes.

Terms of the Note call for Baseball Heroes to repay the principal amount of the loan plus accrued interest at the rate of eight per cent (8%) per annum on the maturity date of March 22, 2009. If Baseball Heroes does not make payment in full of the principal amount due plus accrued interest at eight per cent (8%), Steven S. Wylie shall be entitled to receive interest accruing from the date of default until the date of payment at the rate of eleven per cent (11%) per annum.

With execution of this EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., the successor Company to Baseball Heroes of Oakland County, LP, and Lender herein agree to extend the term of the loan for 270 days beyond the original date of maturity referenced in paragraph 2 of this document, to the new maturity date of December 17, 2009, with interest continuing to accrue at the rate of eleven per cent (11%) per annum.

Under this EXTENSION OF UNSECURED PROMISSORY NOTE, Diamond Heroes of Southeast Michigan, Inc., shall have the right, but not the obligation, to prepay to Steven S. Wylie all principal and accrued interest then due on any date prior to the new maturity date.

[signature] 7-22-09
Lender Date

[signature] July 16, 2009
Diamond Heroes of Southeast Michigan, Inc. Date

UNSECURED PROMISSORY NOTE

$ 900.00

~~August~~ November 22, 2008

FOR VALUE RECEIVED, Baseball Heroes of Oakland County Limited Partnership, a Michigan limited partnership (the "*Maker*"), whose address is 315-130 North Telegraph Road, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Steven S. Wylie (the "*Lender*"), at 6065 Middle Lake Rd Clarkston, Michigan 48346-2047 at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of Nine hundred and XX /100 Dollars ($ 900.00).

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Hundred Twenty (120) days after the date of this Promissory (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of eight percent (8%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of eleven percent (11%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

BASEBALL HEROES OF OAKLAND COUNTY LIMITED PARTNERSHIP

By: "Ride the Wave" Indy Baseball, LLC

By: ______________________

Name: Robert A. Hilliard

Its: Managing Member

DETROIT 37670-2 1052997v1

EXHIBIT 6.14

LEASE OF OESTRIKE STADIUM BETWEEN THE COMPANY AND EASTERN MICHIGAN UNIVERSITY DATED APRIL 23, 2009

CONTRACT

EASTERN MICHIGAN UNIVERSITY RENTAL CONTRACT
Ypsilanti MI, 48197-1701 – (734)487-5386 – FAX(734)487-6898

THIS CONTRACT, entered this _ day of _, 2008 between Eastern Michigan University, hereinafter referred to as "EMU" and SEMI-PH Professional Baseball LLC hereinafter referred to as "Tenant".

WITNESSETH

1. General
In consideration of the rental to be paid and of the mutual promises contained herein, EMU agrees to rent to Tenant The following described Facility, on the terms set out herein:

A. Facility to be used: Oestrike Stadium (with locker room facilities and limited administrative office space)_ hereinafter referred to as "Facility".

B. Purpose for which the Facility is to be used: Playing of approximately 45 Baseball Games.

C. Day(s) and date(s) of event: May 29, 2009 (approximately) to September 4, 2009 (approximately). Tenant plans to schedule and play approximately 45 baseball games.

(CERTAIN DATES, TO BE DETERMINED BY EMU, WILL MAKE THE FACILITY UNAVAILABLE TO TENANT DUE TO EMU'S USE FOR MAC BASEBALL POST SEASON PLAY AND/OR EMU SUMMER BASEBALL CAMPS AND/OR TOURNAMENTS. These dates are identified to be June 13,14 15 and June 19,20, 21 and July 2, 3, 4, 2008)

D. Type of event: Baseball Games

E. Starting and finishing times: TBD

F. Move-in & Move-out times: TBD

G. Contract due: TBD

H. Spring Training: May 4 – 19 (8:30–11:30a)

RBH > 10-03-08

2. Payment Terms
All payment will be made in U.S. Dollars in the form of Cashier's Check, Money Order, or cash.

A. Rental
Tenant agrees to pay the sum of $ 43,968 * for use of Facility as described above. Tenant agrees to deposit $ 3,000.00 as advanced rental.

(EXACT RENTAL FEES TO BE NEGOTIATED BY THE PARTIES.)
$37,500 maximum flat fee to $34,000 minimum. Amount dependent on dates permanently lost to rainout or other weather.

B. Additional Tenant Expenses
In addition to the rental fee, Tenant agrees to pay for services listed on Addendum A of the Contract. Addendum A lists cost of Personnel and Services. Actual expenses will be due_.

3. Services Provided
EMU will provide the following services for the basic rental fee:

The costs of additional services are on Addendum A, or listed in the services and equipment schedule.

4. Event Requirements
At least twenty-one (21) days before the first day of the event, Tenant shall provide a full and detailed outline of all services required, including, but not limited to the following: Staging, Sound and Lighting Requirements; Schedule of times Facility will be in use, including load-in and load-out and beginning and ending times of all activities; Chair

* See Amendment attached hereto.

and Table set-up information; utility hook-up requirements, including heat and air-conditioning; other physical services and such additional coordinating information necessary for the successful production of the event. Tenant shall obtain the prior written approval of EMU's Director of Athletics, hereinafter referred to as "Director" or Associate Athletics Director, hereinafter referred to as "Associate AD", or her/his designee before bringing materials/equipment into the Facility. EMU may request additional documentation such as Materials Safety Data Sheets (MSDS).

5. Vacation of Facility

Tenant agrees to closely follow the time specified in 1F and 1G.

A. Tenant agrees that the Facility will be empty of all persons not essential to the closing of the event within one hour of the finishing time specified in 1F. If non-essential persons remain in the facility for more than one hour after the finishing time, Tenant agrees to pay EMU $100.00 per hour, or portion thereof, those non-essential persons occupy the Facility, as well as all overtime costs which EMU may incur. In addition to this fee, Tenant will pay EMU an additional day's rent if the event extends beyond 1:00 a.m. Eastern Standard Time, unless prior written permission is granted by the Director or the Assistant AD.

B. Tenant agrees to remove its property from the Facility at the time specified in 1G, unless prior written permission is granted by the Director or the Assistant AD. If Tenant fails to surrender the Facility at said time, EMU may remove from its Facility all effects remaining therein and store the same wherever it sees fit at Tenant's expense, cost and risk. EMU shall not be liable to Tenant on account of so removing and so storing such effects. For such additional periods as any effects of Tenant's remain at the Facility, Tenant shall pay to EMU double the rate of space involved. In addition, Tenant may be liable to EMU for any claim damages suffered by EMU resulting from Tenant's Failure to surrender the Facility to EMU as agreed.

(EXACT TERMS UNDER THIS SECTION TO BE NEGOTIATED BY THE PARTIES.)

6. Concessions

A. EMU reserves the right to control the sale of all concessions, including food, beverages, parking or any other services connected with the Facility. All income from said concessions would be retained by EMU. No free samples may be distributed at the Facility without the approval of EMU. Food & beverage advertising agreement should be similar to those agreements between Frontier League teams and stadium vendors, (10-07-08)

B. Programs and Novelties: Tenant shall be permitted to sell novelties and programs, provided EMU is given written notice thereof at least fourteen (14) days prior to the event. Tenant shall not be required to share revenue with EMU from program and novelty sales.

7. Catering

EMU Housing and Dining Services (EMUH/DS) has sole catering rights in Facility and on all other University property. Tenant must obtain Director's prior written approval for all outside food and beverage.

8. Ticket Procedure

A. Tenant shall sell tickets for games. All staff and materials related to ticket sales are the responsibility of the tenant.

B. A uniformed officer will be required for all ticket selling events that occur on the grounds of EMU. This will be a cost to the tenant.

9. Copyrights

Tenant will assume all costs arising from the use of patented, trademarked, franchised or copyrighted music, materials, devices, processes or dramatic rights used on or incorporated in the event. The Tenant shall indemnify, defend and hold harmless EMU, its regents, officers, employees and agents from any and all damages and/or costs, including legal fees, which may arise out of or from claims of copyright infringement.

10. Broadcast and Recording Rights

EMU reserves all rights for television and radio broadcasts and recordings originating from the Facility during the term of this Contract. Should EMU grant Tenant such privileges, EMU may require payment in addition to rental fees, for such broadcast and recording rights. Tenant must obtain such permission in writing prior to broadcast date.

11. Photography

EMU reserves the right to photograph portions of the event for use in promotional materials.

12. Advertising

Tenant agrees that all advertising of the event will be true and accurate. Furthermore, Tenant agrees that all news releases, publicity material, radio or television announcements, publications or other such public notices issued shall refer to EMU only by the name "Eastern Michigan University's Convocation Center" or "Eastern Michigan University's Athletic Fields". All advertising space in Facility is the exclusive property of EMU and all receipts from advertising shall accrue to EMU.

(EXACT TERMS UNDER THIS SECTION TO BE NEGOTIATED BY THE PARTIES.)

13. Announcements

EMU reserves the right to make announcements during intermission or at other appropriate times that relate to future attractions, etc. EMU is also entitled to make announcements in the interest of public safety. Tenant agrees that it will cooperate and will cause its agents and performers to cooperate with the delivery of such announcements.

14. Building and University Rules and Regulations

Tenant will comply with all building and University policies, including, but not limited to:

A. The use, sale and consumption of alcoholic beverages in the Facility is prohibited.
B. The use of tobacco inside the Facility is prohibited.
C. The use, possession and/or sale of any controlled substance on University property are prohibited.
D. Emergency exits may not be blocked at any time for any reason.
E. Parking is limited to the designated parking lots. All cars illegally parked will be ticketed and/or towed at the owner's expense.
F. EMU reserves the right to prohibit animals or animal shows on University property.
G. For sound reinforcement, EMU staff is permitted only to plug a microphone and cord into an appropriate connection and adjust volume levels. Any need for sound reinforcement beyond this capacity requires the use of a professional service to be contracted by EMU at Tenant's expense. Tenant agrees to notify EMU of any such need in accordance with Section 5 of this Contract. At no time will Tenant be granted access to control of the sound equipment in the Facility.
H. The use or attachment of any materials on floors, walls or other parts of the Facility without prior written approval of the Director or Associate AD is strictly prohibited. Any such materials shall be erected in a manner that will not be destructive to University property and must comply with federal, state and local regulations. All such materials shall be removed from the building at the close of the activity, except where other arrangements have been made in advance of the event.
I. EMU may require one or more University police officer(s) present at the event. The officer(s) shall be contracted for through EMU and Tenant shall pay the required fee in full prior to the date of the event. If the officer(s) works less than the scheduled number of hours, then after the event EMU by check shall reimburse Tenant the amount overpaid.
J. Tenant must satisfy the Director or the Associate AD that he/she is a responsible person and officially represents a responsible organization; that he/she will guarantee orderly behavior, and will underwrite any damages due to his/her use of the Facility; that his/her program is of a nature suitable for presentation in a public institution; that the program will not duplicate, conflict with or compete with University instructional activities; and that the activity is lawful and in conformity with regulations of the Board of Regents. Responsibility for the use of property and observance of regulations shall rest upon the Tenant.
K. University facilities may not be used for teaching or promoting any theory or doctrine of a subversive nature, or prohibit the discussion of controversial subjects in public forum.
L. By this Contract, the University does not relinquish the right to control the management of the Facility or enforce all necessary and proper rules for the management and operation of same. EMU hereby reserves the right to eject, at its discretion, objectionable person(s) from the Facility.
M. If the Tenant's representative who signed the Contract will not be in attendance at the event or activity, a designee suitable to the Director or Associate AD must be identified on the Contract. This designee must be at the event or activity at all times. The designee shall identify himself/herself to the University representative upon request.
N. The Administration reserves the right to impose additional restrictions when such restrictions will be in the best interest of the University.

15. Default

Should Tenant default in the performance of any of the terms and conditions of the Contract, EMU, at its option may terminate the same. Any deposit paid to EMU shall be retained by EMU and shall be considered as payment of liquidated damages. In addition, the University reserves the right to terminate the Contract without cause, upon written notice to the Tenant. Upon termination without cause, refunds of deposits will be made in accordance with University guidelines.

17. Insurance

Tenant shall provide Workers Compensation Insurance Coverage for Tenant's employees and stagehands and shall carry general liability insurance issued by companies authorized to do business in the State of Michigan. Liability insurance shall have limits at least in the following amounts:

$2,000,000

A. ~~$5,000,000~~ for all claims arising out of a single accident or occurrence, and
B. $1,000,000 for claims of any one person arising out of a single accident or occurrence, and
C. $1,000,000 for property damage: the term of such coverage to coincide with the dates of this agreement, including load-in and load-out.
~~D. $15,000,000 annual aggregate limit.~~

Certificate of insurance showing Eastern Michigan University named as additional insured in said policy or policies of liability insurance shall be provided not less than 30 days in advance of the date of the event. Additional insurance and/or permits will be required for pyrotechnics.

18. Indemnity

Tenant agrees to indemnify, defend, and hold harmless EMU and its regents, officers, employees, agents and students from all demands, claims, suits, actions, or liabilities resulting from injuries or death to any person or property loss by Tenant, EMU, or any other person or entity, arising out of or resulting from the use of the rented Facility, or space therein, by Tenant, its officers, employees, members, agents or invitees.

19. Non-Assignment

Tenant will not assign, transfer or sub-let this contract or Tenant's right, title, or interest therein, without the prior written approval of EMU.

20. Compliance with Laws and Regulations

Tenant shall comply with all laws, ordinances and regulations established by Federal, State or local governmental agencies. Tenant will require that its agents and employees, and all persons dealing with it, to so comply. Any material violation by the Tenant or Tenant's agents, of any law shall constitute a breach of this agreement.

21. American with Disabilities Act

EMU believes that it is in compliance with the American with Disabilities Act (ADA) of 1990, with respect to permanent access accommodations. Tenant agrees that it is responsible for non-permanent accessibility requirements; such as, but not limited to seating accessibility, auxiliary aids for the visually, hearing, and mobility impaired. One week prior to the event; Tenant will provide EMU with the number of disabled persons expected to attend the event and an outline of the accessibility services that will be provided to the disabled attendees. Tenant agrees to hold EMU harmless and defend EMU from any and all claims or damages resulting from its actions or those of its exhibitors, contractors, agents, or artists or invitees which cause EMU to be out of compliance with ADA.

22. Right of Entry

In permitting the use of the space herein mentioned, EMU retains the right to enforce all necessary and proper rules for the management and operation of the Facility involved, including the right to interrupt or terminate any performance if deemed necessary by EMU in its sole discretion, in the interest of public safety or the maintenance of good order. Duly authorized representatives of EMU may enter the Facility to be used, or any part thereof, at any time and on any occasion without restrictions whatsoever. All facilities not rented to Tenant, and all parking areas, shall at all times be under the charge of EMU. Facilities rented to Tenant shall be subject to control by EMU when not in actual use by Tenant.

23. Payment of Damages

Tenant agrees to pay costs of repair or replacement for any and all damages of whatever origin or nature that may have occurred during the use of the Facility under this contract. Tenant agrees to pay estimated damages at time of settlement. If actual costs of repair or restoration exceed the estimate, Tenant agrees to make payment of the balance of the cost within 10 days after submission of billing of such work.

24. Forum Selection

The terms of this agreement shall be governed by the laws of the State of Michigan. Any dispute arising from this agreement shall be resolved in the Courts of Washtenaw County, Michigan or the Michigan Court of Claims. Tenant expressly consents to be subject to personal jurisdiction in all Courts located in the State of Michigan.

25. Cancellation
In no event shall the Tenant terminate this agreement. Tenant understands, recognizes and agrees that EMU may incur substantial damages if Tenant cancels or terminates this agreement and that Tenant will pay EMU for said damages, plus a reasonable attorney's fees.

26. Force Majeure
The parties hereto shall not be liable for failure of performance hereunder if occasioned by declared or undeclared war, flood, fire, embargo, governmental orders, regulations, governmental expropriation, interruptions of transportation facilities, labor strikes, public health emergency, terrorist event and disputes, or any other causes beyond the control of the parties.

27. Severability
Every provision of this Contract shall be severable. If any term or provision is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the legality or validity of the remainder of this agreement.

28. Return of Contract
EMU reserves the right to void this Contract if not properly signed and returned to EMU by date indicated in 1-H.

30. Contract Binding upon Execution by EMU
This contract shall not be binding on the parties until the Director has signed it.

31. All Addenda and Attachments, including "Addendum A", become a part of this contract.

32. This contract
is the entire agreement and understanding between the parties as to the subject matter hereof. The contract may be changed, modified, or amended only by the mutual written consent of the parties.

IN WITNESS WHEREOF, the Parties have executed this contract.

EASTERN MICHIGAN UNIVERSITY

By: [signature] 4/23/09
Athletic Director Date

Witness: [signature] 4/23/09
Date

Tenant SEMI-DH Professional Baseball, LLC (d/b/a Midwest Sliders of Ypsilanti)
Name of Organization

By: [signature] 04-20-09
Date

Witness: [signature] 4/20/09
Date

Contract Amendment #1

This Amendment, which is entered into as of April 10, 2009, between Eastern Michigan University, hereinafter referred to as "EMU" and Diamond Heroes of Southeast Michigan, Inc. hereinafter referred to as "Tenant" is intended to modify and supplement the existing "Eastern Michigan University Rental Contract" between EMU and Tenant. All terms and conditions of the existing "Eastern Michigan University Rental Contract" not modified or deleted below remain in effect.

Amendment to Provision 2 of "Eastern Michigan University Rental Contract":

Total Rental Fees (including fees for use of EMU's Laundry Facility on a limited basis and use of EMU's Bowen Field House Strength and Conditioning Room on a limited basis) to be paid to EMU by Tenant for use of EMU's Oestrike Stadium will be approximately $43,968, with the exact figure depending upon the number of games rained out and not played.

<u>Payment Schedule of Rental Fees:</u>

March 31, 2009	$3,000
April 30, 2009	$7,000
May 27, 2009	$2,316
May 31, 2009	$7,720
June 29, 2009	$7,720
July 30, 2009	$7,720
August 12, 2009	$6,948
August 30, 2009	$1,544 (depending upon rainout adjustments)

Total: $43,968 (depending upon rainout adjustments)

Any late payment by Tenant shall result in the game scheduled immediately after the date the payment was due, and all subsequent games, to be cancelled until the late payment is received by EMU.

In the event that a game or games are cancelled due to a late payment by Tenant, EMU shall not be liable to the Tenant for:

(a) loss of profits, business, revenue, goodwill, anticipated savings; and/or

(b) indirect, special, incidental or consequential loss or damage.

For those cancelled games due to a late payment by Tenant, Tenant shall provide all ticket holders of the cancelled game(s) with an immediate and full refund of the cost of the tickets.

Tenant agrees to indemnify and hold harmless EMU, its employees, and/or Regents, contractors and/or agents from and against any claims, costs (including attorney fees and court costs), expenses, damages, liabilities, losses or judgments arising out of, or in conjunction with, any claim, demand or action made by a third party, if such are sustained as a result of the cancellation of a game(s) due to Tenant's late payment.

Tenant agrees to publicly issue the following statement in the event a game(s) is cancelled due to a late payment:

> It is with regret that we, the Midwest Sliders of the Frontier League, announce today that we have been unable to meet our contractual obligations with Eastern Michigan University and therefore will no longer be playing our games in Oestrike Stadium. We appreciate the University's effort in accommodating us throughout the season and we take full responsibility for our predicament. The University stands prepared and willing to allow us to again use Oestrike Stadium once we are able to meet our obligations.

Amendment to Provision 16 of "Eastern Michigan University Rental Contract":

In no event shall EMU be liable to the Tenant for:

(a) loss of profits, business, revenue, goodwill, anticipated savings; and/or

(b) indirect, special, incidental or consequential loss or damage.

Additional Terms and Conditions

1) Laundry -- EMU shall launder Tenant's and visiting team's uniforms after each game played at Oestrike Stadium. Cleaned uniforms will be available in the Home Team locker room before noon of the next business day after the game. EMU employee will launder all uniforms (Laundry Attendant). Tenant agrees to reimburse EMU for the full costs of Laundry Attendant's employment including any and all state and federal employment taxes and charges. Reimbursement payments have been added to the payment schedule in Provision 2 above. A charge of $4,000 for equipment use, wear and tear, as well as laundry supplies, has also been added to the payment schedule in Provision 2 above. Tenant accepts and assumes all risks related to damaged or lost uniforms or related clothing items and further agrees that under no circumstances will EMU be liable for any damage to or loss of uniforms or related clothing items.

2) Weight Room -- EMU shall allow Tenant access to EMU's Bowen Field House Strength and Conditioning Room during 2009 baseball season with access ending on the day of the last game of the season. EMU will determine, with input from Tenant, the exact dates

and times the Bowen Field House Strength and Conditioning Room will be open for Tenant's use. However, EMU will unilaterally make final decisions on Bowen Field House Strength and Conditioning Room availability. Only members of the Sliders organization may access the room. All costs associated with use of the EMU Bowen Field House Strength and Conditioning Room have been included in the payment schedule in Provision 2 above.

3) <u>Cleaning of Oestrike Stadium and Surroundings</u> - Tenant, at its own expense, shall clean Oestrike Stadium and its surrounding area after each use. Oestrike Stadium and its surrounding area shall be returned to its condition prior to the first game played by Tenant.

4) <u>Broadcast Facilities</u> - EMU shall provide Tenant with space at Oestrike Stadium for the purpose of broadcasting accounts of the games. Within this space, EMU will provide a table, chairs and a phone line.

IN WITNESS WHEREOF, the Parties have executed this Contract Amendment:

EASTERN MICHIGAN UNIVERSITY

By: [signature] 4/23/09
(date)

Witness: [signature] 4/23/09
(date)

TENANT: Diamond Heroes of Southeast Michigan, Inc.

By: [signature] April 10, 2009
(date)

Witness: [signature] April 10, 2009
(date)

EXHIBIT 6.15

SALARY WAIVER AND AGREEMENT BETWEEN THE COMPANY AND ROBERT HILLIARD DATED AUGUST 7, 2009

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.
277 Summit Drive
Waterford, MI 48328
248-681-0700
www.cruisersbaseball.com/www.midwestsliders.com

DATE: **August 5, 2009**

TO: **Robert A. Hilliard, President & CEO**

FROM: **Diamond Heroes Board of Directors**

SUBJECT: **Waiver of Salary**

By executing your signature to this document, you, Robert A. Hilliard, agree to formally and irrevocably waive the right to any cash compensation and health benefits existing under your contract with Diamond Heroes of Southeast Michigan, Inc., (the Company) for the fiscal year ended 2008 and for the period of Jan. 1, 2009 to Jun.30, 2009. For the period commencing Jul. 1, 2009, you will be paid at your contract rate of $36,000 per year on a prorated basis. After July 1, 2009, you are eligible to receive health care benefits pursuant to the terms of your employment contract upon your request to receive them.

Conditioned upon and at such time as the Company has raised the minimum offering amount in its Regulation A offering and there is a release of funds to the Company from the escrow agent, J.P. Morgan Chase, you will be awarded 1,800 shares of common stock of the Company as compensation for your services to the Company for the period from January 1, 2009 through June 30, 2009.

This agreement can be amended only by a vote of a majority of members of the Board of Directors.

[signature] August 7, 2009
Robert A. Hilliard, president & CEO Date

[signature] August 7, 2009
Tim Birtsas (for the Board of Directors) Date

EXHIBIT 6.16

EXTENSION AGREEMENT BETWEEN THE COMPANY AND TIMANA, LLC DATED AUGUST 13, 2009

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.
277 Summit Drive
Waterford, MI 48328
(248) 681-0700

This document, dated August 13, 2009, is executed by and between Diamond Heroes of Southeast Michigan, Inc. ("Diamond Heroes") and Timana, LLC ("Timana"). Diamond Heroes is the successor in interest to Baseball Heroes of Oakland County, L.P. ("BH") as the borrower under that certain Promissory Note in the face amount of $749,250, dated August 18, 2008 (the "Note"), in favor of Timana. The Note bears interest at the rate of seven percent (7%) per annum and provides that Diamond Heroes is obligated to pay to Timana monthly payments of $8,699.43 commencing on September 19, 2008, and continuing for 10 years. Diamond Heroes represents, warrants and confirms that it has unconditionally assumed all of BH's duties and obligations under the Note, the related Real Estate Mortgage, and all associated agreements and instruments (the "Loan Documents").

By terms of this document, Diamond Heroes and Timana agree that all monthly payments which are outstanding and unpaid under the Note through the end of December 2009 shall be deferred and payable from the proceeds of the public stock offering for which Diamond Heroes has filed a Regulation A offering statement on Form 1-A (the "Regulation A Offering") with the U.S. Securities & Exchange Commission and the State of Michigan, Department of Energy, Labor and Economic Growth, Office of Financial and Insurance Regulation, Securities Division, provided that all such outstanding payments (and all other payments and other amounts which are unpaid and outstanding) under the Note shall be paid by Diamond Heroes to Timana on the first to occur of (i) December 31, 2009, or (ii) five business days after the date offering proceeds from the Regulation A Offering are released from escrow (the "Payment Date").

Provided that Diamond Heroes timely makes the payments described above upon the Payment Date, and provided that there are no other defaults under the Loan Documents, Timana will waive all defaults under the Loan Documents occurring as a result of late or non-payment of amounts due thereunder through the Payment Date.

Except as provided in the foregoing paragraphs, Timana's rights under the Loan Documents remain unaltered, and Timana is not waiving any rights under the Loan Documents.

Diamond Heroes of Southeast Michigan, Inc.

By: Robert A. Hilliard, its President

Timana, LLC

By:

Its: Manager

ANNARBOR 37670-1 109471v3

EXHIBIT 6.17

EXTENSION AGREEMENT BETWEEN THE COMPANY AND KADRY PROPERTY MANAGEMENT, LLC DATED JULY 30, 2009

LOAN EXTENSION AGREEMENT

This Loan Extension Agreement (the "Agreement") is made effective as of the 30th day of July, 2009, between Diamond Heroes of Southeast Michigan, a Michigan corporation, whose address is 277 Summit Drive, Waterford, Michigan 48328 (the "Borrower"), and Kadry Property Management, LLC, a Michigan limited liability company, whose address is 263 Pine Ridge, Bloomfield Hills, Michigan 48304 (the "Lender").

WHEREAS, Baseball Heroes of Oakland County, L.P., a Michigan limited partnership ("Baseball Heroes"), granted in favor of Lender that certain Promissory Note dated November 11, 2008, in the principal face amount of $350,000 (the "Promissory Note");

WHEREAS, the Promissory Note is secured by that certain Asset Security Agreement (the "Asset Security Agreement") and that certain Security Agreement and Assignment (the "Security Agreement and Assignment"), both of which are by and between Lender and Baseball Heroes and dated November 11, 2008;

WHEREAS, Borrower assumed the obligations of Baseball Heroes under the Promissory Note, Asset Security Agreement, and Security Agreement and Assignment via written agreement on March 31, 2009, and Lender consented to such assignment and assumption; and

WHEREAS, the parties desire to extend the maturity date of the Promissory Note, Asset Security Agreement, and Security Agreement and Assignment.

NOW, THEREFORE, for valuable consideration, the receipt of which is acknowledged, the parties hereby agree as follows:

1. Conditioned upon execution by Timana, LLC of an extension of payments due under that certain Promissory Note and Mortgage between the Company and Timana, LLC dated July 21, 2008, to dates concurrent with this extension, each and every reference in the Promissory Note, Asset Security Agreement, and/or Security Agreement and Assignment to "July 31, 2009" as the maturity date, due date or expiration date shall be deleted and replaced with a reference to "the earlier of (i) five business days after the date offering proceeds from the Borrower's Regulation A offering are released from escrow and used to pay the entire principal balance due under the Promissory Note, plus accrued interest, or (ii) December 31, 2009."

2. The Promissory Note, Asset Security Agreement, and Security Agreement and Assignment, each of which has been assumed by and assigned to the Borrower, are ratified and confirmed and shall remain in full force and effect, as hereby amended.

3. This Agreement may be signed in counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument and telecopy signatures shall be effective as originals.

This Loan Extension Agreement is executed as of the date first set forth above.

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

By: ______________________

Robert A. Hilliard, President

KADRY PROPERTY MANAGEMENT, LLC

By: ______________________

Othman Kadry, MD, Member

EXHIBIT 6.18

PROMISSORY NOTE BETWEEN COMPANY AND EVAN MEIER DATED JULY 12, 2009

SECURED PROMISSORY NOTE

$150,000.00 July 12, 2009

FOR VALUE RECEIVED, Diamond Heroes of Southeast Michigan, Inc., a Michigan corporation (the "*Maker*"), whose address is 277 Summit Drive, Waterford, Michigan 48328, unconditionally promises to pay, to the order of Evan Meier (the "*Lender*"), at 8710 Sun Bay Court, Williamsburg, Michigan, 49690 or at such other place as the Lender may designate in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of One Hundred Fifty Thousand and 00/100 Dollars ($150,000.00).

As security for this loan, Maker grants Lender a junior security interest in all of Maker's right, title and interests in its membership interest in Frontier Professional Baseball, Inc., an Ohio non-profit corporation (the "League"), and all accounts receivable, choses in action, general intangibles, and rights to payment now owned or hereafter acquired by Maker in connection with or arising from its status as a member of the League, and all products and proceeds of the foregoing, of whatever nature, to secure all obligations of Maker arising under this Note.

The outstanding principal balance of this Promissory Note, together with all accrued and unpaid interest thereon, shall be due and payable in immediately available funds One Year after the date of this Promissory Note (the "*Maturity Date*"). The principal amount of this Promissory Note from time to time outstanding shall bear interest at the fixed rate of ten percent (10%) per annum so long as no default exists under the terms of this Promissory Note. In the event of a default, interest shall be payable thereafter at the default rate of twelve percent (12%) per annum. Interest shall be due and payable in immediately available funds on the Maturity Date.

The Maker represents: (a) that the execution and delivery of this Promissory Note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which the Maker is bound, or require the consent or approval of any governmental authority or any third party; and (b) that this Promissory Note is a valid and binding agreement, enforceable according to its terms.

This Promissory Note may be repaid, in whole or in part, at any time by Maker without penalty or premium; provided, however, that all payments shall first be applied to interest accrued on the date of payment, and the balance, if any, to the unpaid principal balance hereof.

This Promissory Note is governed by the laws of the State of Michigan without giving effect to Michigan's choice of law principles. The Maker agrees that any legal action or proceeding against the Maker with respect to any of the Maker's obligations under this Promissory Note may be brought in any court of the State of Michigan or of the United States of America for the Eastern District of Michigan.

[SIGNATURE PAGE FOLLOWS]

MAKER:

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

By: [signature]

Name: Robert A. Hilliard

Its: President & CEO

LENDER

EVAN MEIER

By: Evan Meier [signature]

Name: Evan Meier

DETROIT 37670-2 1052997v1

EXHIBIT 6.19

PROMISSORY NOTE AND RELATED SECURITY AGREEMENTS BETWEEN COMPANY AND PEOPLE'S NATIONAL BANK DATED MAY 12, 2009

ASSIGNMENT OF DEPOSIT ACCOUNT

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$100,000.00	05-12-2009	05-15-2010	677313-36879			150	

References in the boxes above are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

Borrower: Diamond Heroes of SouthEast Michigan, Inc.
277 Summit Drive
Waterford, MI 48328

Lender: PEOPLES NATIONAL BANK, N.A.
BELLEVILLE
6400 W MAIN STREET
BELLEVILLE, IL 62223

Grantor: Michael L Duff
Sharon M Duff
3022 Harbor Court
Waterford, MI 48328

THIS ASSIGNMENT OF DEPOSIT ACCOUNT dated May 12, 2009, is made and executed among Michael L Duff and Sharon M Duff ("Grantor"); Diamond Heroes of SouthEast Michigan, Inc. ("Borrower"); and PEOPLES NATIONAL BANK, N.A. ("Lender").

ASSIGNMENT. For valuable consideration, Grantor assigns and grants to Lender a security interest in the Collateral, including without limitation the deposit accounts described below, to secure the Indebtedness and agrees that Lender shall have the rights stated in this Agreement with respect to the Collateral, in addition to all other rights which Lender may have by law.

COLLATERAL DESCRIPTION. The word "Collateral" means the following described deposit account ("Account"):

CD Account Number 15678986 with Lender with an approximate balance of $40,000.00

together with (A) all interest, whether now accrued or hereafter accruing; (B) all additional deposits hereafter made to the Account; (C) any and all proceeds from the Account; and (D) all renewals, replacements and substitutions for any of the foregoing.

CROSS-COLLATERALIZATION. In addition to the Note, this Agreement secures all obligations, debts and liabilities, plus interest thereon, of either Grantor or Borrower to Lender, or any one or more of them, as well as all claims by Lender against Borrower and Grantor or any one or more of them, whether now existing or hereafter arising, whether related or unrelated to the purpose of the Note, whether voluntary or otherwise, whether due or not due, direct or indirect, determined or undetermined, absolute or contingent, liquidated or unliquidated, whether Borrower or Grantor may be liable individually or jointly with others, whether obligated as guarantor, surety, accommodation party or otherwise, and whether recovery upon such amounts may be or hereafter may become barred by any statute of limitations, and whether the obligation to repay such amounts may be or hereafter may become otherwise unenforceable.

BORROWER'S WAIVERS AND RESPONSIBILITIES. Except as otherwise required under this Agreement or by applicable law, (A) Borrower agrees that Lender need not tell Borrower about any action or inaction Lender takes in connection with this Agreement; (B) Borrower assumes the responsibility for being and keeping informed about the Collateral; and (C) Borrower waives any defenses that may arise because of any action or inaction of Lender, including without limitation any failure of Lender to realize upon the Collateral or any delay by Lender in realizing upon the Collateral; and Borrower agrees to remain liable under the Note no matter what action Lender takes or fails to take under this Agreement.

GRANTOR'S REPRESENTATIONS AND WARRANTIES. Grantor warrants that: (A) this Agreement is executed at Borrower's request and not at the request of Lender; (B) Grantor has the full right, power and authority to enter into this Agreement and to pledge the Collateral to Lender; (C) Grantor has established adequate means of obtaining from Borrower on a continuing basis information about Borrower's financial condition; and (D) Lender has made no representation to Grantor about Borrower or Borrower's creditworthiness.

GRANTOR'S WAIVERS. Grantor waives all requirements of presentment, protest, demand, and notice of dishonor or non-payment to Borrower or Grantor, or any other party to the Indebtedness or the Collateral. Lender may do any of the following with respect to any obligation of any Borrower, without first obtaining the consent of Grantor: (A) grant any extension of time for any payment, (B) grant any renewal, (C) permit any modification of payment terms or other terms, or (D) exchange or release any Collateral or other security. No such act or failure to act shall affect Lender's rights against Grantor or the Collateral.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Grantor's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Grantor holds jointly with someone else and all accounts Grantor may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Grantor authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the Indebtedness against any and all such accounts, and, at Lender's option, to administratively freeze all such accounts to allow Lender to protect Lender's charge and setoff rights provided in this paragraph.

GRANTOR'S REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COLLATERAL. With respect to the Collateral, Grantor represents and promises to Lender that:

Ownership. Grantor is the lawful owner of the Collateral free and clear of all loans, liens, encumbrances, and claims except as disclosed to and accepted by Lender in writing.

Right to Grant Security Interest. Grantor has the full right, power, and authority to enter into this Agreement and to assign the Collateral to Lender.

No Prior Assignment. Grantor has not previously granted a security interest in the Collateral to any other creditor.

No Further Transfer. Grantor shall not sell, assign, encumber, or otherwise dispose of any of Grantor's rights in the Collateral except as provided in this Agreement.

No Defaults. There are no defaults relating to the Collateral, and there are no offsets or counterclaims to the same. Grantor will strictly and promptly do everything required of Grantor under the terms, conditions, promises, and agreements contained in or relating to the Collateral.

Proceeds. Any and all replacement or renewal certificates, instruments, or other benefits or proceeds related to the Collateral that are received by Grantor shall be held by Grantor in trust for Lender and immediately shall be delivered by Grantor to Lender to be held as part of the Collateral.

Validity; Binding Effect. This Agreement is binding upon Grantor and Grantor's successors and assigns and is legally enforceable in accordance with its terms.

Financing Statements. Grantor authorizes Lender to file a UCC financing statement, or alternatively, a copy of this Agreement to perfect Lender's security interest. At Lender's request, Grantor additionally agrees to sign all other documents that are necessary to perfect, protect, and continue Lender's security interest in the Property. Grantor will pay all filing fees, title transfer fees, and other fees and costs involved unless prohibited by law or unless Lender is required by law to pay such fees and costs. Grantor irrevocably appoints Lender to execute documents necessary to transfer title if there is a default. Lender may file a copy of this Agreement as a financing statement. If Grantor changes Grantor's name or address, or the name or address of any person granting a security interest under this Agreement changes, Grantor will promptly notify the Lender of such change.

LENDER'S RIGHTS AND OBLIGATIONS WITH RESPECT TO THE COLLATERAL. While this Agreement is in effect, Lender may retain the rights to possession of the Collateral, together with any and all evidence of the Collateral, such as certificates or passbooks. This Agreement will remain in effect until (a) there no longer is any Indebtedness owing to Lender; (b) all other obligations secured by this Agreement have been fulfilled; and (c) Grantor, in writing, has requested from Lender a release of this Agreement.

LENDER'S EXPENDITURES. If any action or proceeding is commenced that would materially affect Lender's interest in the Collateral or if Grantor fails to comply with any provision of this Agreement or any Related Documents, including but not limited to Grantor's failure to discharge or pay when due any amounts Grantor is required to discharge or pay under this Agreement or any Related Documents, Lender on Grantor's behalf may (but shall not be obligated to) take any action that Lender deems appropriate, including but not limited to discharging or paying all taxes, liens, security interests, encumbrances and other claims, at any time levied or placed on the Collateral and paying all costs for insuring, maintaining and preserving the Collateral. All such expenditures incurred or paid by Lender for such purposes will then bear interest at the rate charged under the Note from the date incurred or paid by Lender to the date of repayment by Grantor. All such expenses will become a part of the Indebtedness and, at Lender's option, will (A) be payable on demand; (B) be added to the balance of the Note and be apportioned among and be payable with any installment payments to become due during either (1) the term of any applicable insurance policy; or (2) the remaining term of the Note; or (C) be treated as a balloon payment which will be due and payable at the Note's maturity. The Agreement also will secure payment of these amounts. Such right shall be in addition to all other rights and remedies to which Lender may be entitled upon

Default.

LIMITATIONS ON OBLIGATIONS OF LENDER. Lender shall use ordinary reasonable care in the physical preservation and custody of any certificate or passbook for the Collateral but shall have no other obligation to protect the Collateral or its value. In particular, but without limitation, Lender shall have no responsibility (A) for the collection or protection of any income on the Collateral; (B) for the preservation of rights against issuers of the Collateral or against third persons; (C) for ascertaining any maturities, conversions, exchanges, offers, tenders, or similar matters relating to the Collateral; nor (D) for informing the Grantor about any of the above, whether or not Lender has or is deemed to have knowledge of such matters.

REINSTATEMENT OF SECURITY INTEREST. If payment is made by Borrower, whether voluntarily or otherwise, or by guarantor or by any third party, on the Indebtedness and thereafter Lender is forced to remit the amount of that payment (A) to Borrower's trustee in bankruptcy or to any similar person under any federal or state bankruptcy law or law for the relief of debtors, (B) by reason of any judgment, decree or order of any court or administrative body having jurisdiction over Lender or any of Lender's property, or (C) by reason of any settlement or compromise of any claim made by Lender with any claimant (including without limitation Borrower), the Indebtedness shall be considered unpaid for the purpose of enforcement of this Agreement and this Agreement shall continue to be effective or shall be reinstated, as the case may be, notwithstanding any cancellation of this Agreement or of any note or other instrument or agreement evidencing the Indebtedness and the Collateral will continue to secure the amount repaid or recovered to the same extent as if that amount never had been originally received by Lender, and Grantor shall be bound by any judgment, decree, order, settlement or compromise relating to the Indebtedness or to this Agreement.

DEFAULT. Each of the following shall constitute an Event of Default under this Agreement:

Payment Default. Borrower fails to make any payment when due under the Indebtedness.

Other Defaults. Borrower or Grantor fails to comply with or to perform any other term, obligation, covenant or condition contained in this Agreement or in any of the Related Documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower or Grantor.

Default in Favor of Third Parties. Borrower, any guarantor or Grantor defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's, any guarantor's or Grantor's property or ability to perform their respective obligations under this Agreement or any of the Related Documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or Grantor or on Borrower's or Grantor's behalf under this Agreement or the Related Documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Defective Collateralization. This Agreement or any of the Related Documents ceases to be in full force and effect (including failure of any collateral document to create a valid and perfected security interest or lien) at any time and for any reason.

Death or Insolvency. The death of Borrower or Grantor or the dissolution or termination of Borrower's or Grantor's existence as a going business, the insolvency of Borrower or Grantor, the appointment of a receiver for any part of Borrower's or Grantor's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower or Grantor.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or Grantor or by any governmental agency against any collateral securing the Indebtedness. This includes a garnishment of any of Borrower's or Grantor's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower or Grantor as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower or Grantor gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the Indebtedness or Guarantor dies or becomes incompetent or revokes or disputes the validity of, or liability under, any Guaranty of the Indebtedness.

Adverse Change. A material adverse change occurs in Borrower's or Grantor's financial condition, or Lender believes the prospect of payment or performance of the Indebtedness is impaired.

Insecurity. Lender in good faith believes itself insecure.

RIGHTS AND REMEDIES ON DEFAULT. Upon the occurrence of an Event of Default, or at any time thereafter, Lender may exercise any one or more of the following rights and remedies, in addition to any rights or remedies that may be available at law, in equity, or otherwise:

Accelerate Indebtedness. Lender may declare all Indebtedness of Borrower to Lender immediately due and payable, without notice of any kind to Borrower or Grantor.

Application of Account Proceeds. Lender may take directly all funds in the Account and apply them to the Indebtedness. If the Account is subject to an early withdrawal penalty, that penalty shall be deducted from the Account before its application to the Indebtedness, whether the Account is with Lender or some other institution. Any excess funds remaining after application of the Account proceeds to the Indebtedness will be paid to Borrower or Grantor as the interests of Borrower or Grantor may appear. Borrower agrees, to the extent permitted by law, to pay any deficiency after application of the proceeds of the Account to the Indebtedness. Lender also shall have all the rights of a secured party under the Illinois Uniform Commercial Code, even if the Account is not otherwise subject to such Code concerning security interests, and the parties to this Agreement agree that the provisions of the Code giving rights to a secured party shall nonetheless be a part of this Agreement.

Transfer Title. Lender may effect transfer of title upon sale of all or part of the Collateral. For this purpose, Grantor irrevocably appoints Lender as Grantor's attorney-in-fact to execute endorsements, assignments and instruments in the name of Grantor and each of them (if more than one) as shall be necessary or reasonable.

Other Rights and Remedies. Lender shall have and may exercise any or all of the rights and remedies of a secured creditor under the provisions of the Illinois Uniform Commercial Code, at law, in equity, or otherwise.

Deficiency Judgment. If permitted by applicable law, Lender may obtain a judgment for any deficiency remaining in the Indebtedness due to Lender after application of all amounts received from the exercise of the rights provided in this section.

Election of Remedies. Except as may be prohibited by applicable law, all of Lender's rights and remedies, whether evidenced by this Agreement or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor under this Agreement, after Grantor's failure to perform, shall not affect Lender's right to declare a default and exercise its remedies.

Cumulative Remedies. All of Lender's rights and remedies, whether evidenced by this Agreement or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor under this Agreement, after Grantor's failure to perform, shall not affect Lender's right to declare a default and to exercise its remedies.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Agreement:

Amendments. This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement. No alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

Attorneys' Fees; Expenses. Grantor agrees to pay upon demand all of Lender's costs and expenses, including Lender's attorneys' fees and Lender's legal expenses, incurred in connection with the enforcement of this Agreement. Lender may hire or pay someone else to help enforce this Agreement, and Grantor shall pay the costs and expenses of such enforcement. Costs and expenses include Lender's attorneys' fees and legal expenses whether or not there is a lawsuit, including attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Grantor also shall pay all court costs and such additional fees as may be directed by the court.

Caption Headings. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

Governing Law. This Agreement will be governed by federal law applicable to Lender and, to the extent not preempted by federal law, the laws of the State of Illinois without regard to its conflicts of law provisions. This Agreement has been accepted by Lender in the State of

Illinois.

Choice of Venue. If there is a lawsuit, Grantor agrees upon Lender's request to submit to the jurisdiction of the courts of ST CLAIR County, State of Illinois.

Joint and Several Liability. All obligations of Borrower and Grantor under this Agreement shall be joint and several, and all references to Grantor shall mean each and every Grantor, and all references to Borrower shall mean each and every Borrower. This means that each Borrower and Grantor signing below is responsible for all obligations in this Agreement.

No Waiver by Lender. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Grantor, shall constitute a waiver of any of Lender's rights or of any of Grantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

Notices. Any notice required to be given under this Agreement shall be given in writing, and shall be effective when actually delivered, when actually received by telefacsimile (unless otherwise required by law), when deposited with a nationally recognized overnight courier, or, if mailed, when deposited in the United States mail, as first class, certified or registered mail postage prepaid, directed to the addresses shown near the beginning of this Agreement. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. For notice purposes, Grantor agrees to keep Lender informed at all times of Grantor's current address. Unless otherwise provided or required by law, if there is more than one Grantor, any notice given by Lender to any Grantor is deemed to be notice given to all Grantors.

Power of Attorney. Grantor hereby appoints Lender as its true and lawful attorney-in-fact, irrevocably, with full power of substitution to do the following: (1) to demand, collect, receive, receipt for, sue and recover all sums of money or other property which may now or hereafter become due, owing or payable from the Collateral; (2) to execute, sign and endorse any and all claims, instruments, receipts, checks, drafts or warrants issued in payment for the Collateral; (3) to settle or compromise any and all claims arising under the Collateral, and in the place and stead of Grantor, to execute and deliver its release and settlement for the claim; and (4) to file any claim or claims or to take any action or institute or take part in any proceedings, either in its own name or in the name of Grantor, or otherwise, which in the discretion of Lender may seem to be necessary or advisable. This power is given as security for the Indebtedness, and the authority hereby conferred is and shall be irrevocable and shall remain in full force and effect until renounced by Lender.

Severability. If a court of competent jurisdiction finds any provision of this Agreement to be illegal, invalid, or unenforceable as to any person or circumstance, that finding shall not make the offending provision illegal, invalid, or unenforceable as to any other person or circumstance. If feasible, the offending provision shall be considered modified so that it becomes legal, valid and enforceable. If the offending provision cannot be so modified, it shall be considered deleted from this Agreement. Unless otherwise required by law, the illegality, invalidity, or unenforceability of any provision of this Agreement shall not affect the legality, validity or enforceability of any other provision of this Agreement.

Successors and Assigns. Subject to any limitations stated in this Agreement on transfer of Grantor's interest, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns. If ownership of the Collateral becomes vested in a person other than Grantor, Lender, without notice to Grantor, may deal with Grantor's successors with reference to this Agreement and the Indebtedness by way of forbearance or extension without releasing Grantor from the obligations of this Agreement or liability under the Indebtedness.

Survival of Representations and Warranties. All representations, warranties, and agreements made by Grantor in this Agreement shall survive the execution and delivery of this Agreement, shall be continuing in nature, and shall remain in full force and effect until such time as Borrower's Indebtedness shall be paid in full.

Time is of the Essence. Time is of the essence in the performance of this Agreement.

Waive Jury. All parties to this Agreement hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by any party against any other party.

DEFINITIONS. The following capitalized words and terms shall have the following meanings when used in this Agreement. Unless specifically stated to the contrary, all references to dollar amounts shall mean amounts in lawful money of the United States of America. Words and terms used in the singular shall include the plural, and the plural shall include the singular, as the context may require. Words and terms not otherwise defined in this Agreement shall have the meanings attributed to such terms in the Uniform Commercial Code:

Account. The word "Account" means the deposit accounts described in the "Collateral Description" section.

Agreement. The word "Agreement" means this Assignment of Deposit Account, as this Assignment of Deposit Account may be amended or modified from time to time, together with all exhibits and schedules attached to this Assignment of Deposit Account from time to time.

Borrower. The word "Borrower" means Diamond Heroes of SouthEast Michigen, Inc. and includes all co-signers and co-makers signing the Note and all their successors and assigns.

Collateral. The word "Collateral" means all of Grantor's right, title and interest in and to all the Collateral as described in the Collateral Description section of this Agreement.

Default. The word "Default" means the Default set forth in this Agreement in the section titled "Default".

Event of Default. The words "Event of Default" mean any of the events of default set forth in this Agreement in the default section of this Agreement.

Grantor. The word "Grantor" means Michael L Duff and Sharon M Duff.

Guarantor. The word "Guarantor" means any guarantor, surety, or accommodation party of any or all of the Indebtedness.

Guaranty. The word "Guaranty" means the guaranty from Guarantor to Lender, including without limitation a guaranty of all or part of the Note.

Indebtedness. The word "Indebtedness" means the indebtedness evidenced by the Note or Related Documents, including all principal and interest together with all other indebtedness and costs and expenses for which Borrower is responsible under this Agreement or under any of the Related Documents. Specifically, without limitation, Indebtedness includes all amounts that may be indirectly secured by the Cross-Collateralization provision of this Agreement.

Lender. The word "Lender" means PEOPLES NATIONAL BANK, N.A., its successors and assigns.

Note. The word "Note" means the Note executed by Diamond Heroes of SouthEast Michigan, Inc. in the principal amount of $100,000.00 dated May 12, 2009, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of, and substitutions for the note or credit agreement.

Property. The word "Property" means all of Grantor's right, title and interest in and to all the Property as described in the "Collateral Description" section of this Agreement.

Related Documents. The words "Related Documents" mean all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, security deeds, collateral mortgages, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.

BORROWER AND GRANTOR HAVE READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS ASSIGNMENT OF DEPOSIT ACCOUNT AND AGREE TO ITS TERMS. THIS AGREEMENT IS DATED MAY 12, 2009.

GRANTOR:

X Michael L Duff, Individually

X Sharon M Duff, Individually

BORROWER:

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

By: Robert Hilliard, President of Diamond Heroes of SouthEast Michigan, Inc.

LENDER:

PEOPLES NATIONAL BANK, N.A.

X
Authorized Signer

CORPORATE RESOLUTION TO BORROW / GRANT COLLATERAL

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$100,000.00	05-12-2009	05-15-2010	677313-36879			150	

References in the boxes above are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

Corporation: Diamond Heroes of SouthEast Michigan, Inc.
277 Summit Drive
Waterford, MI 48328

Lender: PEOPLES NATIONAL BANK, N.A.
BELLEVILLE
6400 W MAIN STREET
BELLEVILLE, IL 62223

I, THE UNDERSIGNED, DO HEREBY CERTIFY THAT:

THE CORPORATION'S EXISTENCE. The complete and correct name of the Corporation is Diamond Heroes of SouthEast Michigan, Inc. ("Corporation"). The Corporation is a corporation for profit which is, and at all times shall be, duly organized, validly existing, and in good standing under and by virtue of the laws of the State of Michigan. The Corporation is duly authorized to transact business in all other states in which the Corporation is doing business, having obtained all necessary filings, governmental licenses and approvals for each state in which the Corporation is doing business. Specifically, the Corporation is, and at all times shall be, duly qualified as a foreign corporation in all states in which the failure to so qualify would have a material adverse effect on its business or financial condition. The Corporation has the full power and authority to own its properties and to transact the business in which it is presently engaged or presently proposes to engage. The Corporation maintains an office at 277 Summit Drive, Waterford, MI 48328. Unless the Corporation has designated otherwise in writing, the principal office is the office at which the Corporation keeps its books and records. The Corporation will notify Lender prior to any change in the location of the Corporation's state of organization or any change in the Corporation's name. The Corporation shall do all things necessary to preserve and to keep in full force and effect its existence, rights and privileges, and shall comply with all regulations, rules, ordinances, statutes, orders and decrees of any governmental or quasi-governmental authority or court applicable to the Corporation and the Corporation's business activities.

RESOLUTIONS ADOPTED. At a meeting of the Directors of the Corporation, or if the Corporation is a close corporation having no Board of Directors then at a meeting of the Corporation's shareholders, duly called and held on **May 12, 2009**, at which a quorum was present and voting, or by other duly authorized action in lieu of a meeting, the resolutions set forth in this Resolution were adopted.

OFFICER. The following named person is an officer of Diamond Heroes of SouthEast Michigan, Inc.:

NAMES	TITLES	AUTHORIZED	ACTUAL SIGNATURES
Robert Hilliard	President	Y	X

ACTIONS AUTHORIZED. The authorized person listed above may enter into any agreements of any nature with Lender, and those agreements will bind the Corporation. Specifically, but without limitation, the authorized person is authorized, empowered, and directed to do the following for and on behalf of the Corporation:

Borrow Money. To borrow, as a cosigner or otherwise, from time to time from Lender, on such terms as may be agreed upon between the Corporation and Lender, such sum or sums of money as in his or her judgment should be borrowed, without limitation.

Execute Notes. To execute and deliver to Lender the promissory note or notes, or other evidence of the Corporation's credit accommodations, on Lender's forms, at such rates of interest and on such terms as may be agreed upon, evidencing the sums of money so borrowed or any of the Corporation's indebtedness to Lender, and also to execute and deliver to Lender one or more renewals, extensions, modifications, refinancings, consolidations, or substitutions for one or more of the notes, any portion of the notes, or any other evidence of credit accommodations.

Grant Security. To mortgage, pledge, transfer, endorse, hypothecate, or otherwise encumber and deliver to Lender any property now or hereafter belonging to the Corporation or in which the Corporation now or hereafter may have an interest, including without limitation all of the Corporation's real property and all of the Corporation's personal property (tangible or intangible), as security for the payment of any loans or credit accommodations so obtained, any promissory notes so executed (including any amendments to or modifications, renewals, and extensions of such promissory notes), or any other or further indebtedness of the Corporation to Lender at any time owing, however the same may be evidenced. Such property may be mortgaged, pledged, transferred, endorsed, hypothecated or encumbered at the time such loans are obtained or such indebtedness is incurred, or at any other time or times, and may be either in addition to or in lieu of any property theretofore mortgaged, pledged, transferred, endorsed, hypothecated or encumbered.

Execute Security Documents. To execute and deliver to Lender the forms of mortgage, deed of trust, pledge agreement, hypothecation agreement, and other security agreements and financing statements which Lender may require and which shall evidence the terms and conditions under and pursuant to which such liens and encumbrances, or any of them, are given; and also to execute and deliver to Lender any other written instruments, any chattel paper, or any other collateral, of any kind or nature, which Lender may deem necessary or proper in connection with or pertaining to the giving of the liens and encumbrances.

Negotiate Items. To draw, endorse, and discount with Lender all drafts, trade acceptances, promissory notes, or other evidences of indebtedness payable to or belonging to the Corporation or in which the Corporation may have an interest, and either to receive cash for the same or to cause such proceeds to be credited to the Corporation's account with Lender, or to cause such other disposition of the proceeds derived therefrom as he or she may deem advisable.

Further Acts. In the case of lines of credit, to designate additional or alternate individuals as being authorized to request advances under such lines, and in all cases, to do and perform such other acts and things, to pay any and all fees and costs, and to execute and deliver such other documents and agreements, **including agreements waiving the right to a trial by jury and confessing judgment against the Corporation**, as the officer may in his or her discretion deem reasonably necessary or proper in order to carry into effect the provisions of this Resolution.

ASSUMED BUSINESS NAMES. The Corporation has filed or recorded all documents or filings required by law relating to all assumed business names used by the Corporation. Excluding the name of the Corporation, the following is a complete list of all assumed business names under which the Corporation does business: **None.**

NOTICES TO LENDER. The Corporation will promptly notify Lender in writing at Lender's address shown above (or such other addresses as Lender may designate from time to time) prior to any (A) change in the Corporation's name; (B) change in the Corporation's assumed business name(s); (C) change in the management of the Corporation; (D) change in the authorized signer(s); (E) change in the Corporation's principal office address; (F) change in the Corporation's state of organization; (G) conversion of the Corporation to a new or different type of business entity; or (H) change in any other aspect of the Corporation that directly or indirectly relates to any agreements between the Corporation and Lender. No change in the Corporation's name or state of organization will take effect until after Lender has received notice.

CERTIFICATION CONCERNING OFFICERS AND RESOLUTIONS. The officer named above is duly elected, appointed, or employed by or for the Corporation, as the case may be, and occupies the position set opposite his or her respective name. This Resolution now stands of record on the books of the Corporation, is in full force and effect, and has not been modified or revoked in any manner whatsoever.

NO CORPORATE SEAL. The Corporation has no corporate seal, and therefore, no seal is affixed to this Resolution.

CONTINUING VALIDITY. Any and all acts authorized pursuant to this Resolution and performed prior to the passage of this Resolution are hereby ratified and approved. This Resolution shall be continuing, shall remain in full force and effect and Lender may rely on it until written notice of its revocation shall have been delivered to and received by Lender at Lender's address shown above (or such addresses as Lender may designate from time to time). Any such notice shall not affect any of the Corporation's agreements or commitments in effect at the time notice is given.

IN TESTIMONY WHEREOF, I have hereunto set my hand and attest that the signature set opposite the name listed above is his or her genuine signature.

I have read all the provisions of this Resolution, and I personally and on behalf of the Corporation certify that all statements and representations made in this Resolution are true and correct. This Corporate Resolution to Borrow / Grant Collateral is dated May 12, 2009.

CORPORATE RESOLUTION TO BORROW / GRANT COLLATERAL
(Continued)

CERTIFIED TO AND ATTESTED BY:

x [signature]

Robert Hilliard, President of Diamond Heroes of SouthEast Michigan, Inc.

NOTE: If the officer signing this Resolution is designated by the foregoing document as one of the officers authorized to act on the Corporation's behalf, it is advisable to have this Resolution signed by at least one non-authorized officer of the Corporation.

"000000677313-36879095505122009"

PROMISSORY NOTE

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$100,000.00	05-12-2009	05-15-2010	677313-36879			150	

References in the boxes above are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

Borrower: Diamond Heroes of SouthEast Michigan, Inc.
277 Summit Drive
Waterford, MI 48328

Lender: PEOPLES NATIONAL BANK, N.A.
BELLEVILLE
6400 W MAIN STREET
BELLEVILLE, IL 62223

Principal Amount: $100,000.00 **Date of Note: May 12, 2009**

PROMISE TO PAY. Diamond Heroes of SouthEast Michigan, Inc. ("Borrower") promises to pay to PEOPLES NATIONAL BANK, N.A. ("Lender"), or order, in lawful money of the United States of America, the principal amount of One Hundred Thousand & 00/100 Dollars ($100,000.00), together with interest on the unpaid principal balance from May 12, 2009, calculated as described in the "INTEREST CALCULATION METHOD" paragraph using an interest rate of 4.490%, until paid in full. The interest rate may change under the terms and conditions of the "INTEREST AFTER DEFAULT" section.

PAYMENT. Borrower will pay this loan in full immediately upon Lender's demand. If no demand is made, Borrower will pay this loan in one principal payment of $100,000.00 plus interest on May 15, 2010. This payment due on May 15, 2010, will be for all principal and all accrued interest not yet paid. In addition, Borrower will pay regular monthly payments of all accrued unpaid interest due as of each payment date, beginning June 15, 2009, with all subsequent interest payments to be due on the same day of each month after that. Unless otherwise agreed or required by applicable law, payments will be applied first to any accrued unpaid interest; then to principal; and then to any late charges. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.

INTEREST CALCULATION METHOD. Interest on this Note is computed on a 365/360 basis; that is, by applying the ratio of the interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. All interest payable under this Note is computed using this method.

PREPAYMENT; MINIMUM INTEREST CHARGE. Borrower agrees that all loan fees and other prepaid finance charges are earned fully as of the date of the loan and will not be subject to refund upon early payment (whether voluntary or as a result of default), except as otherwise required by law. In any event, even upon full prepayment of this Note, Borrower understands that Lender is entitled to a minimum interest charge of $50.00. Other than Borrower's obligation to pay any minimum interest charge, Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments under the payment schedule. Rather, early payments will reduce the principal balance due. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: PEOPLES NATIONAL BANK, N.A.; BELLEVILLE; 6400 W MAIN STREET; BELLEVILLE, IL 62223.

LATE CHARGE. If a payment is 11 days or more late, Borrower will be charged 5.000% of the unpaid portion of the regularly scheduled payment or $29.00, whichever is greater.

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, the interest rate on this Note shall be increased by 3.000 percentage points. However, in no event will the interest rate exceed the maximum interest rate limitations under applicable law.

DEFAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default. Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

Default in Favor of Third Parties. Borrower or any Grantor defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's ability to repay this Note or perform Borrower's obligations under this Note or any of the related documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Insolvency. The dissolution or termination of Borrower's existence as a going business, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the indebtedness or any Guarantor dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note.

Change In Ownership. Any change in ownership of twenty-five percent (25%) or more of the common stock of Borrower.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Insecurity. Lender in good faith believes itself insecure.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance under this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount.

ATTORNEYS' FEES; EXPENSES. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's attorneys' fees and Lender's legal expenses, whether or not there is a lawsuit, including attorneys' fees, expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.

JURY WAIVER. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other.

GOVERNING LAW. This Note will be governed by federal law applicable to Lender and, to the extent not preempted by federal law, the laws of the State of Illinois without regard to its conflicts of law provisions. This Note has been accepted by Lender in the State of Illinois.

CHOICE OF VENUE. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of ST CLAIR County, State of Illinois.

CONFESSION OF JUDGMENT. Borrower hereby irrevocably authorizes and empowers any attorney-at-law to appear in any court of record and to confess judgment against Borrower for the unpaid amount of this Note as evidenced by an affidavit signed by an officer of Lender setting forth the amount then due, attorneys' fees plus costs of suit, and to release all errors, and waive all rights of appeal. If a copy of this Note, verified by an affidavit, shall have been filed in the proceeding, it will not be necessary to file the original as a warrant of attorney. Borrower waives the right to any stay of execution and the benefit of all exemption laws now or hereafter in effect. No single exercise of the foregoing warrant and power to confess judgment will be deemed to exhaust the power, whether or not any such exercise shall be held by any court to be invalid, voidable, or void; but the power will continue undiminished and may be exercised from time to time as Lender may elect until all amounts owing on this Note have been paid in full. Borrower hereby waives and releases any and all claims or causes of action which Borrower might have against any attorney acting under the terms of authority which Borrower has granted herein arising out of or connected with the confession of judgment hereunder.

DISHONORED ITEM FEE. Borrower will pay a fee to Lender of $30.00 if Borrower makes a payment on Borrower's loan and the check or preauthorized charge with which Borrower pays is later dishonored.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts, and, at Lender's option, to administratively freeze all such accounts to allow Lender to protect Lender's charge and setoff rights provided in this paragraph.

SECURITY INTEREST IN DEPOSIT ACCOUNTS. Borrower grants to Lender a contractual security interest in, and hereby assigns, conveys, delivers, pledges, and transfers to Lender all Borrowers right, title and interest in and to, Borrowers deposit accounts with Lender (whether checking, savings, or some other account) including without limitation all deposit accounts held jointly with someone else and all deposit accounts Borrower may open in the future, excluding however all IRA and Keough accounts, and all trust accounts for which the grant of a security interest would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on this Note against any and all such deposit accounts.

SUCCESSOR INTERESTS. The terms of this Note shall be binding upon Borrower, and upon Borrower's heirs, personal representatives, successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

NOTIFY US OF INACCURATE INFORMATION WE REPORT TO CONSUMER REPORTING AGENCIES. Please notify us if we report any inaccurate information about your account(s) to a consumer reporting agency. Your written notice describing the specific inaccuracy(ies) should be sent to us at the following address: Peoples National Bank Loan Operations Department 520 S 42nd St, PO Box 887 Mt Vernon, IL 62864.

GENERAL PROVISIONS. This Note is payable on demand. The inclusion of specific default provisions or rights of Lender shall not preclude Lender's right to declare payment of this Note on its demand. If any part of this Note cannot be enforced, this fact will not affect the rest of the Note. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE. BORROWER AGREES TO THE TERMS OF THE NOTE.

BORROWER ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS PROMISSORY NOTE.

BORROWER:

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

By: ______________________________
Robert Hillard, President of Diamond Heroes of SouthEast Michigan, Inc.

LENDER:

PEOPLES NATIONAL BANK, N.A.

X ______________________________
Authorized Signer

"000000677313-36879034505122009"

DISBURSEMENT REQUEST AND AUTHORIZATION

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$100,000.00	05-12-2009	05-15-2010	677313-36879			150	

References in the boxes above are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

Borrower: Diamond Heroes of SouthEast Michigan, Inc.
277 Summit Drive
Waterford, MI 48328

Lender: PEOPLES NATIONAL BANK, N.A.
BELLEVILLE
6400 W MAIN STREET
BELLEVILLE, IL 62223

LOAN TYPE. This is a Fixed Rate (4.490%) Nondisclosable Loan to a Corporation for $100,000.00 due on May 15, 2010.

PRIMARY PURPOSE OF LOAN. The primary purpose of this loan is for:

☐ Personal, Family, or Household Purposes or Personal Investment.

☒ Business.

SPECIFIC PURPOSE. The specific purpose of this loan is: Fund Operational Expenses.

DISBURSEMENT INSTRUCTIONS. Borrower understands that no loan proceeds will be disbursed until all of Lender's conditions for making the loan have been satisfied. Please disburse the loan proceeds of $100,000.00 as follows:

Amount paid to Borrower directly: $99,875.00 Lender's Check #	$99,875.00
Other Disbursements: $125.00 Doc Prep Fees	$125.00
Note Principal:	$100,000.00

CHARGES PAID IN CASH. Borrower has paid or will pay in cash as agreed the following charges:

Prepaid Finance Charges Paid in Cash: $125.00 Document Preparation	$125.00
Total Charges Paid in Cash:	$125.00

FINANCIAL CONDITION. BY SIGNING THIS AUTHORIZATION, BORROWER REPRESENTS AND WARRANTS TO LENDER THAT THE INFORMATION PROVIDED ABOVE IS TRUE AND CORRECT AND THAT THERE HAS BEEN NO MATERIAL ADVERSE CHANGE IN BORROWER'S FINANCIAL CONDITION AS DISCLOSED IN BORROWER'S MOST RECENT FINANCIAL STATEMENT TO LENDER. THIS AUTHORIZATION IS DATED MAY 12, 2009.

BORROWER:

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

By: ______________________
Robert Hilliard, President of Diamond Heroes of SouthEast Michigan, Inc.

PRIVACY DISCLOSURE

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$100,000.00	05-12-2009	05-15-2010	677313-36879			150	

References in the boxes above are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

Borrower: Diamond Heroes of SouthEast Michigan, Inc.
277 Summit Drive
Waterford, MI 48328

Lender: PEOPLES NATIONAL BANK, N.A.
BELLEVILLE
6400 W MAIN STREET
BELLEVILLE, IL 62223

OUR PROMISE TO YOU We care about your privacy!

As a customer of Peoples National Bank, you know that customer confidentiality is taken very seriously. When you decide to bank with us, you provide us with very private financial and personal information. We are committed to maintaining the confidentiality of that information. Our customers are not only protected by federal and state laws but by Peoples National Bank's commitment to uphold both the spirit and the letter of those laws. Our commitment to protecting your privacy is described below.

GETTING TO KNOW YOU

The more we know about you, the better we can understand your unique financial needs and provide you with financial solutions that fit your needs. For example, if we knew you were a homeowner in need of financing, we would recommend that you consider a home equity loan or credit line as an alternative to an installment loan because of its potential tax benefits for you.

We also look at trends in customer information to help us to design products and services that meet the needs of our customers or to improve existing ones that better meet your financial needs.

We collect nonpublic personal information about you from the following sources:

Information we receive from you on applications or other forms (your name, address, social security number, etc).
Information about your transactions with us, our affiliates, or others (your account balance, payment history, etc).
Information we receive from a consumer reporting agency (your creditworthiness or credit history).

Non-public personal information is information we collect in connection with providing a financial product or service to you. It does not include information available from public sources, such as telephone directories or government records.

There are some cases in which we gather information to comply with laws and regulations governing the financial industry. For example, we are required by federal regulations to obtain a tax identification number (generally a social security number) for many of our accounts, including all savings, checking, or investment accounts that pay interest.

We use some of the data we collect to maintain the security of your account(s) and to protect the privacy of your financial information. We must be able to positively identify you and your products and services to prevent access by unauthorized individuals.

We restrict access to your personal and account information to those employees who need to know your information to provide service to you. We maintain physical, electronic, and procedural safeguards that comply with federal regulations to guard your non-public personal information.

IT HAS TO BE RIGHT!

We are committed to maintaining complete and accurate information about our customers, and we employ reasonable measures to ensure the accuracy, timeliness, and thoroughness of this information. If you think any information we have about you or your account(s) may be incorrect, please notify us immediately. We will take prompt action to make the appropriate corrections and to notify anyone with whom we may have shared inaccurate information.

INFORMATION STAYS RIGHT HERE

We do not disclose any non-public personal information about customers or former customers to anyone, except as permitted by law. For example, we are required to share your financial information with parties named in a lawsuit or administrative action when we are served with a subpoena or court order and with federal or state regulatory authorities, such as banking examiners or the Internal Revenue Service, as authorized by federal and state law. Consistent with the practice of other financial institutions, we share information about you and your account(s) with us with reputable credit reporting agencies as authorized under federal law and with others who may receive certain information from us under particular circumstances, but only as lawfully permitted or required.

We may disclose any information we collect, as described above, to companies that perform marketing services on our behalf or to other financial institutions with whom we have joint marketing agreements.

OUR EMPLOYEES UNDERSTAND PRIVACY

An important part of our employee orientation program is the emphasis we place on customer confidentiality. All of our employees are aware of their responsibility with respect to customer information. Only employees who need customer information to perform their duties are authorized to access customer information.

OUR COMMITMENT IS TO PROTECT YOU

Peoples National Bank is committed to the security of your financial and personal information. All of our operational and data processing systems are in a secure environment that protects your account information from being accessed by third parties. We maintain and grant access to customer information only in accordance with our internal security standards. Even if you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

We take pride in personally knowing each of our customers and their families and value the trust you place in us. This trust will be met by our commitment to the highest levels of protection and respect for private and personal information you can bank on it.

[signature] president & CEO
Borrower

____
Borrower

Form **W-9**
(Rev. October 2007)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

Name (as shown on your income tax return)

Business name, if different from above
Diamond Heroes of SouthEast Michigan, Inc.

Check appropriate box: ☐ Individual/Sole proprietor ☒ Corporation ☐ Partnership ☐ Exempt payee
☐ Limited liability company. Enter the tax classification (D=disregarded entity, C=Corporation, P=Partnership) ▶ ______
☐ Other (see instructions) ▶ ______

Address (number, street, and apt. or suite no.)
277 Summit Drive

City, state, and ZIP code
Waterford, MI 48328

Requester's name and address (optional)
PEOPLES NATIONAL BANK, N.A.
BELLEVILLE
6400 W MAIN STREET
BELLEVILLE, IL 62223

List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on Line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to Get a TIN on page 3.

Note: If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number

or

Employer identification number
26-4513466

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. See the instructions on page 4.

Sign Here | Signature of U.S. person ▶ Robert [signature], president & CEO | Date ▶ 05-12-09

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS, must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2. Certify that you are not subject to backup withholding, or
3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income.

Note: If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners' share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

- The U.S. owner of a disregarded entity and not the entity,

Form **W-9**
(Rev. October 2007)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

Name (as shown on your income tax return)
Robert Hilliard

Business name, if different from above

Check appropriate box: ☒ Individual/Sole proprietor ☐ Corporation ☐ Partnership ☐ Exempt payee
☐ Limited liability company. Enter the tax classification (D=disregarded entity, C=Corporation, P=Partnership) ▶ ______
☐ Other (see instructions) ▶ ____________

Address (number, street, and apt. or suite no.)
4976 Spring Meadow Road

Requester's name and address (optional)
PEOPLES NATIONAL BANK, N.A.
BELLEVILLE
6400 W MAIN STREET
BELLEVILLE, IL 62223

City, state, and ZIP code
Clarkston, MI 48348

List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on Line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to Get a TIN on page 3.

Note: If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number
[redacted]

or

Employer identification number

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3. I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. See the instructions on page 4.

Sign Here Signature of U.S. person ▶ Robert A Hilliard Date ▶ 05-12-09

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS, must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2. Certify that you are not subject to backup withholding, or
3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income.

Note: If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners' share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

- The U.S. owner of a disregarded entity and not the entity,

COMMERCIAL GUARANTY

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
						150	

References in the boxes above are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

Borrower: Diamond Heroes of SouthEast Michigen, Inc.
277 Summit Drive
Waterford, MI 48328

Lender: PEOPLES NATIONAL BANK, N.A.
BELLEVILLE
6400 W MAIN STREET
BELLEVILLE, IL 62223

Guarantor: Robert Hillard
4976 Spring Meadow Road
Clarkston, MI 48348

CONTINUING GUARANTEE OF PAYMENT AND PERFORMANCE. For good and valuable consideration, Guarantor absolutely and unconditionally guarantees full and punctual payment and satisfaction of the Indebtedness of Borrower to Lender, and the performance and discharge of all Borrower's obligations under the Note and the Related Documents. This is a guaranty of payment and performance and not of collection, so Lender can enforce this Guaranty against Guarantor even when Lender has not exhausted Lender's remedies against anyone else obligated to pay the Indebtedness or against any collateral securing the Indebtedness, this Guaranty or any other guaranty of the Indebtedness. Guarantor will make any payments to Lender or its order, on demand, in legal tender of the United States of America, in same-day funds, without set-off or deduction or counterclaim, and will otherwise perform Borrower's obligations under the Note and Related Documents. Under this Guaranty, Guarantor's liability is unlimited and Guarantor's obligations are continuing.

INDEBTEDNESS. The word "Indebtedness" as used in this Guaranty means all of the principal amount outstanding from time to time and at any one or more times, accrued unpaid interest thereon and all collection costs and legal expenses related thereto permitted by law, attorneys' fees, arising from any and all debts, liabilities and obligations of every nature or form, now existing or hereafter arising or acquired, that Borrower individually or collectively or interchangeably with others, owes or will owe Lender. "Indebtedness" includes, without limitation, loans, advances, debts, overdraft indebtedness, credit card indebtedness, lease obligations, liabilities and obligations under any interest rate protection agreements or foreign currency exchange agreements or commodity price protection agreements, other obligations, and liabilities of Borrower, and any present or future judgments against Borrower, future advances, loans or transactions that renew, extend, modify, refinance, consolidate or substitute these debts, liabilities and obligations whether: voluntarily or involuntarily incurred; due or to become due by their terms or acceleration; absolute or contingent; liquidated or unliquidated; determined or undetermined; direct or indirect; primary or secondary in nature or arising from a guaranty or surety; secured or unsecured; joint or several or joint and several; evidenced by a negotiable or non-negotiable instrument or writing; originated by Lender or another or others; barred or unenforceable against Borrower for any reason whatsoever; for any transactions that may be voidable for any reason (such as infancy, insanity, ultra vires or otherwise); and originated then reduced or extinguished and then afterwards increased or reinstated.

If Lender presently holds one or more guaranties, or hereafter receives additional guaranties from Guarantor, Lender's rights under all guaranties shall be cumulative. This Guaranty shall not (unless specifically provided below to the contrary) affect or invalidate any such other guaranties. Guarantor's liability will be Guarantor's aggregate liability under the terms of this Guaranty and any such other unterminated guaranties.

CONTINUING GUARANTY. THIS IS A "CONTINUING GUARANTY" UNDER WHICH GUARANTOR AGREES TO GUARANTEE THE FULL AND PUNCTUAL PAYMENT, PERFORMANCE AND SATISFACTION OF THE INDEBTEDNESS OF BORROWER TO LENDER, NOW EXISTING OR HEREAFTER ARISING OR ACQUIRED, ON AN OPEN AND CONTINUING BASIS. ACCORDINGLY, ANY PAYMENTS MADE ON THE INDEBTEDNESS WILL NOT DISCHARGE OR DIMINISH GUARANTOR'S OBLIGATIONS AND LIABILITY UNDER THIS GUARANTY FOR ANY REMAINING AND SUCCEEDING INDEBTEDNESS EVEN WHEN ALL OR PART OF THE OUTSTANDING INDEBTEDNESS MAY BE A ZERO BALANCE FROM TIME TO TIME.

DURATION OF GUARANTY. This Guaranty will take effect when received by Lender without the necessity of any acceptance by Lender, or any notice to Guarantor or to Borrower, and will continue in full force until all the Indebtedness incurred or contracted before receipt by Lender of any notice of revocation shall have been fully and finally paid and satisfied and all of Guarantor's other obligations under this Guaranty shall have been performed in full. If Guarantor elects to revoke this Guaranty, Guarantor may only do so in writing. Guarantor's written notice of revocation must be mailed to Lender, by certified mail, at Lender's address listed above or such other place as Lender may designate in writing. Written revocation of this Guaranty will apply only to new Indebtedness created after actual receipt by Lender of Guarantor's written revocation. For this purpose and without limitation, the term "new Indebtedness" does not include the Indebtedness which at the time of notice of revocation is contingent, unliquidated, undetermined or not due and which later becomes absolute, liquidated, determined or due. For this purpose and without limitation, "new Indebtedness" does not include all or part of the Indebtedness that is: incurred by Borrower prior to revocation; incurred under a commitment that became binding before revocation; any renewals, extensions, substitutions, and modifications of the Indebtedness. This Guaranty shall bind Guarantor's estate as to the Indebtedness created both before and after Guarantor's death or incapacity, regardless of Lender's actual notice of Guarantor's death. Subject to the foregoing, Guarantor's executor or administrator or other legal representative may terminate this Guaranty in the same manner in which Guarantor might have terminated it and with the same effect. Release of any other guarantor or termination of any other guaranty of the Indebtedness shall not affect the liability of Guarantor under this Guaranty. A revocation Lender receives from any one or more Guarantors shall not affect the liability of any remaining Guarantors under this Guaranty. **It is anticipated that fluctuations may occur in the aggregate amount of the Indebtedness covered by this Guaranty, and Guarantor specifically acknowledges and agrees that reductions in the amount of the Indebtedness, even to zero dollars ($0.00), shall not constitute a termination of this Guaranty. This Guaranty is binding upon Guarantor and Guarantor's heirs, successors and assigns so long as any of the Indebtedness remains unpaid and even though the Indebtedness may from time to time be zero dollars ($0.00).**

GUARANTOR'S AUTHORIZATION TO LENDER. Guarantor authorizes Lender, either before or after any revocation hereof, without notice or demand and without lessening Guarantor's liability under this Guaranty, from time to time: (A) prior to revocation as set forth above, to make one or more additional secured or unsecured loans to Borrower, to lease equipment or other goods to Borrower, or otherwise to extend additional credit to Borrower; (B) to alter, compromise, renew, extend, accelerate, or otherwise change one or more times the time for payment or other terms of the Indebtedness or any part of the Indebtedness, including increases and decreases of the rate of interest on the Indebtedness; extensions may be repeated and may be for longer than the original loan term; (C) to take and hold security for the payment of this Guaranty or the Indebtedness, and exchange, enforce, waive, subordinate, fail or decide not to perfect, and release any such security, with or without the substitution of new collateral; (D) to release, substitute, agree not to sue, or deal with any one or more of Borrower's sureties, endorsers, or other guarantors on any terms or in any manner Lender may choose; (E) to determine how, when and what application of payments and credits shall be made on the Indebtedness; (F) to apply such security and direct the order or manner of sale thereof, including without limitation, any nonjudicial sale permitted by the terms of the controlling security agreement or deed of trust, as Lender in its discretion may determine; (G) to sell, transfer, assign or grant participations in all or any part of the Indebtedness; and (H) to assign or transfer this Guaranty in whole or in part.

GUARANTOR'S REPRESENTATIONS AND WARRANTIES. Guarantor represents and warrants to Lender that (A) no representations or agreements of any kind have been made to Guarantor which would limit or qualify in any way the terms of this Guaranty; (B) this Guaranty is executed at Borrower's request and not at the request of Lender; (C) Guarantor has full power, right and authority to enter into this Guaranty; (D) the provisions of this Guaranty do not conflict with or result in a default under any agreement or other instrument binding upon Guarantor and do not result in a violation of any law, regulation, court decree or order applicable to Guarantor; (E) Guarantor has not and will not, without the prior written consent of Lender, sell, lease, assign, encumber, hypothecate, transfer, or otherwise dispose of all or substantially all of Guarantor's assets, or any interest therein; (F) upon Lender's request, Guarantor will provide to Lender financial and credit information in form acceptable to Lender, and all such financial information which currently has been, and all future financial information which will be provided to Lender is and will be true and correct in all material respects and fairly present Guarantor's financial condition as of the dates the financial information is provided; (G) no material adverse change has occurred in Guarantor's financial condition since the date of the most recent financial statements provided to Lender and no event has occurred which may materially adversely affect Guarantor's financial condition; (H) no litigation, claim, investigation, administrative proceeding or similar action (including those for unpaid taxes) against Guarantor is pending or threatened; (I) Lender has made no representation to Guarantor as to the creditworthiness of Borrower; and (J) Guarantor has established adequate means of obtaining from Borrower on a continuing basis information regarding Borrower's financial condition. Guarantor agrees to keep adequately informed from such means of any facts, events, or circumstances which might in any way affect Guarantor's risks under this Guaranty, and Guarantor further agrees that, absent a request for information, Lender shall have no obligation to disclose to Guarantor any information or documents acquired by Lender in the course of its relationship with Borrower.

GUARANTOR'S WAIVERS. Except as prohibited by applicable law, Guarantor waives any right to require Lender (A) to continue lending money or to extend other credit to Borrower; (B) to make any presentment, protest, demand, or notice of any kind, including notice of any nonpayment of the Indebtedness or of any nonpayment related to any collateral, or notice of any action or nonaction on the part of Borrower, Lender, any surety, endorser, or other guarantor in connection with the Indebtedness or in connection with the creation of new or additional loans or obligations; (C) to resort for payment or to proceed directly or at once against any person, including Borrower or any other guarantor; (D) to proceed directly against or exhaust any collateral held by Lender from Borrower, any other guarantor, or any other person; (E) to give notice of the terms, time, and place of any public or private sale of personal property security held by Lender from Borrower or to comply with any other applicable provisions of the Uniform Commercial Code; (F) to pursue any other remedy within Lender's power; or (G) to commit any act or omission of any kind, or at any time, with respect to any matter whatsoever.

Guarantor also waives any and all rights or defenses based on suretyship or impairment of collateral including, but not limited to, any rights or defenses arising by reason of (A) any "one action" or "anti-deficiency" law or any other law which may prevent Lender from bringing any action, including a claim for deficiency, against Guarantor, before or after Lender's commencement or completion of any foreclosure action, either judicially or by exercise of a power of sale; (B) any election of remedies by Lender which destroys or otherwise adversely affects Guarantor's subrogation rights or Guarantor's rights to proceed against Borrower for reimbursement, including without limitation, any loss of rights Guarantor may suffer by reason of any law limiting, qualifying, or discharging the Indebtedness; (C) any disability or other defense of Borrower, of any other guarantor, or of any other person, or by reason of the cessation of Borrower's liability from any cause whatsoever, other than payment in full in legal tender, of the Indebtedness; (D) any right to claim discharge of the Indebtedness on the basis of unjustified impairment of any collateral for the Indebtedness; (E) any statute of limitations, if at any time any action or suit brought by Lender against Guarantor is commenced, there is outstanding Indebtedness which is not barred by any applicable statute of limitations; or (F) any defenses given to guarantors at law or in equity other than actual payment and performance of the Indebtedness. If payment is made by Borrower, whether voluntarily or otherwise, or by any third party, on the Indebtedness and thereafter Lender is forced to remit the amount of that payment to Borrower's trustee in bankruptcy or to any similar person under any federal or state bankruptcy law or law for the relief of debtors, the Indebtedness shall be considered unpaid for the purpose of the enforcement of this Guaranty.

Guarantor further waives and agrees not to assert or claim at any time any deductions to the amount guaranteed under this Guaranty for any claim of setoff, counterclaim, counter demand, recoupment or similar right, whether such claim, demand or right may be asserted by the Borrower, the Guarantor, or both.

GUARANTOR'S UNDERSTANDING WITH RESPECT TO WAIVERS. Guarantor warrants and agrees that each of the waivers set forth above is made with Guarantor's full knowledge of its significance and consequences and that, under the circumstances, the waivers are reasonable and not contrary to public policy or law. If any such waiver is determined to be contrary to any applicable law or public policy, such waiver shall be effective only to the extent permitted by law or public policy.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Guarantor's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Guarantor holds jointly with someone else and all accounts Guarantor may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Guarantor authorizes Lender, to the extent permitted by applicable law, to hold these funds if there is a default, and Lender may apply the funds in these accounts to pay what Guarantor owes under the terms of this Guaranty.

SUBORDINATION OF BORROWER'S DEBTS TO GUARANTOR. Guarantor agrees that the Indebtedness, whether now existing or hereafter created, shall be superior to any claim that Guarantor may now have or hereafter acquire against Borrower, whether or not Borrower becomes insolvent. Guarantor hereby expressly subordinates any claim Guarantor may have against Borrower, upon any account whatsoever, to any claim that Lender may now or hereafter have against Borrower. In the event of insolvency and consequent liquidation of the assets of Borrower, through bankruptcy, by an assignment for the benefit of creditors, by voluntary liquidation, or otherwise, the assets of Borrower applicable to the payment of the claims of both Lender and Guarantor shall be paid to Lender and shall be first applied by Lender to the Indebtedness. Guarantor does hereby assign to Lender all claims which it may have or acquire against Borrower or against any assignee or trustee in bankruptcy of Borrower; provided however, that such assignment shall be effective only for the purpose of assuring to Lender full payment in legal tender of the Indebtedness. If Lender so requests, any notes or credit agreements now or hereafter evidencing any debts or obligations of Borrower to Guarantor shall be marked with a legend that the same are subject to this Guaranty and shall be delivered to Lender. Guarantor agrees, and Lender is hereby authorized, in the name of Guarantor, from time to time to file financing statements and continuation statements and to execute documents and to take such other actions as Lender deems necessary or appropriate to perfect, preserve and enforce its rights under this Guaranty.

CONFESSION OF JUDGMENT. Guarantor hereby irrevocably authorizes and empowers any attorney-at-law to appear in any court of record and to confess judgment against Guarantor for the unpaid amount of this Guaranty as evidenced by an affidavit signed by an officer of Lender setting forth the amount then due, attorneys' fees plus costs of suit, and to release all errors, and waive all rights of appeal. If a copy of this Guaranty, verified by an affidavit, shall have been filed in the proceeding, it will not be necessary to file the original as a warrant of attorney. Guarantor waives the right to any stay of execution and the benefit of all exemption laws now or hereafter in effect. No single exercise of the foregoing warrant and power to confess judgment will be deemed to exhaust the power, whether or not any such exercise shall be held by any court to be invalid, voidable, or void; but the power will continue undiminished and may be exercised from time to time as Lender may elect until all amounts owing on this Guaranty have been paid in full. Guarantor hereby waives and releases any and all claims or causes of action which Guarantor might have against any attorney acting under the terms of authority which Guarantor has granted herein arising out of or connected with the confession of judgment hereunder.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Guaranty:

Amendments. This Guaranty, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Guaranty. No alteration of or amendment to this Guaranty shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

Attorneys' Fees; Expenses. Guarantor agrees to pay upon demand all of Lender's costs and expenses, including Lender's attorneys' fees and Lender's legal expenses, incurred in connection with the enforcement of this Guaranty. Lender may hire or pay someone else to help enforce this Guaranty, and Guarantor shall pay the costs and expenses of such enforcement. Costs and expenses include Lender's attorneys' fees and legal expenses whether or not there is a lawsuit, including attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Guarantor also shall pay all court costs and such additional fees as may be directed by the court.

Caption Headings. Caption headings in this Guaranty are for convenience purposes only and are not to be used to interpret or define the provisions of this Guaranty.

Governing Law. This Guaranty will be governed by federal law applicable to Lender and, to the extent not preempted by federal law, the laws of the State of Illinois without regard to its conflicts of law provisions.

Choice of Venue. If there is a lawsuit, Guarantor agrees upon Lender's request to submit to the jurisdiction of the courts of ST CLAIR County, State of Illinois.

Integration. Guarantor further agrees that Guarantor has read and fully understands the terms of this Guaranty; Guarantor has had the opportunity to be advised by Guarantor's attorney with respect to this Guaranty; the Guaranty fully reflects Guarantor's intentions and parol evidence is not required to interpret the terms of this Guaranty. Guarantor hereby indemnifies and holds Lender harmless from all losses, claims, damages, and costs (including Lender's attorneys' fees) suffered or incurred by Lender as a result of any breach by Guarantor of the warranties, representations and agreements of this paragraph.

Interpretation. In all cases where there is more than one Borrower or Guarantor, then all words used in this Guaranty in the singular shall be deemed to have been used in the plural where the context and construction so require; and where there is more than one Borrower named in this Guaranty or when this Guaranty is executed by more than one Guarantor, the words "Borrower" and "Guarantor" respectively shall mean all and any one or more of them. The words "Guarantor," "Borrower," and "Lender" include the heirs, successors, assigns, and transferees of each of them. If a court finds that any provision of this Guaranty is not valid or should not be enforced, that fact by itself will not mean that the rest of this Guaranty will not be valid or enforced. Therefore, a court will enforce the rest of the provisions of this Guaranty even if a provision of this Guaranty may be found to be invalid or unenforceable. If any one or more of Borrower or Guarantor are corporations, partnerships, limited liability companies, or similar entities, it is not necessary for Lender to inquire into the powers of Borrower or Guarantor or of the officers, directors, partners, managers, or other agents acting or purporting to act on their behalf, and any indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed under this Guaranty.

Notices. Any notice required to be given under this Guaranty shall be given in writing, and, except for revocation notices by Guarantor, shall be effective when actually delivered, when actually received by telefacsimile (unless otherwise required by law), when deposited with a nationally recognized overnight courier, or, if mailed, when deposited in the United States mail, as first class, certified or registered mail postage prepaid, directed to the addresses shown near the beginning of this Guaranty. All revocation notices by Guarantor shall be in writing and shall be effective upon delivery to Lender as provided in the section of this Guaranty entitled "DURATION OF GUARANTY." Any party may change its address for notices under this Guaranty by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. For notice purposes, Guarantor agrees to keep Lender informed at all times of Guarantor's current address. Unless otherwise provided or required by law, if there is more than one Guarantor, any notice given by Lender to any Guarantor is deemed to be notice given to all Guarantors.

No Waiver by Lender. Lender shall not be deemed to have waived any rights under this Guaranty unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Guaranty shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Guaranty. No prior waiver by Lender, nor any course of dealing between Lender and Guarantor, shall constitute a waiver of any of Lender's rights or of any of Guarantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Guaranty, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

Successors and Assigns. Subject to any limitations stated in this Guaranty on transfer of Guarantor's interest, this Guaranty shall be binding upon and inure to the benefit of the parties, their successors and assigns.

Waive Jury. Lender and Guarantor hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Guarantor against the other.

SECURITY INTEREST IN DEPOSIT ACCOUNTS. Borrower grants to Lender a contractual security interest in, and hereby assigns, conveys, delivers, pledges, and transfers to Lender all Borrowers right, title and interest in and to, Borrowers deposit accounts with Lender (whether checking, savings, or some other account) including without limitation all deposit accounts held jointly with someone else and all deposit accounts Borrower may open in the future, excluding however all IRA and Keough accounts, and all trust accounts for which the grant of a security interest would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on this Note against any and all such deposit accounts.

DEFINITIONS. The following capitalized words and terms shall have the following meanings when used in this Guaranty. Unless specifically stated to the contrary, all references to dollar amounts shall mean amounts in lawful money of the United States of America. Words and terms used in the singular shall include the plural, and the plural shall include the singular, as the context may require. Words and terms not otherwise defined in this Guaranty shall have the meanings attributed to such terms in the Uniform Commercial Code:

Borrower. The word "Borrower" means Diamond Heroes of SouthEast Michigan, Inc. and includes all co-signers and co-makers signing the Note and all their successors and assigns.

Guarantor. The word "Guarantor" means everyone signing this Guaranty, including without limitation Robert Hilliard, and in each case, any signer's successors and assigns.

Guaranty. The word "Guaranty" means this guaranty from Guarantor to Lender.

Indebtedness. The word "Indebtedness" means Borrower's indebtedness to Lender as more particularly described in this Guaranty.

Lender. The word "Lender" means PEOPLES NATIONAL BANK, N.A., its successors and assigns.

Note. The word "Note" means and includes without limitation all of Borrower's promissory notes and/or credit agreements evidencing Borrower's loan obligations in favor of Lender, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of and substitutions for promissory notes or credit agreements.

Related Documents. The words "Related Documents" mean all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, security deeds, collateral mortgages, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.

EACH UNDERSIGNED GUARANTOR ACKNOWLEDGES HAVING READ ALL THE PROVISIONS OF THIS GUARANTY AND AGREES TO ITS TERMS. IN ADDITION, EACH GUARANTOR UNDERSTANDS THAT THIS GUARANTY IS EFFECTIVE UPON GUARANTOR'S EXECUTION AND DELIVERY OF THIS GUARANTY TO LENDER AND THAT THE GUARANTY WILL CONTINUE UNTIL TERMINATED IN THE MANNER SET FORTH IN THE SECTION TITLED "DURATION OF GUARANTY". NO FORMAL ACCEPTANCE BY LENDER IS NECESSARY TO MAKE THIS GUARANTY EFFECTIVE. THIS GUARANTY IS DATED MAY 12, 2009.

GUARANTOR:

X [signature]
Robert Hilliard

INDIVIDUAL ACKNOWLEDGMENT

STATE OF MICHIGAN)
) SS
COUNTY OF OAKLAND)

On this day before me, the undersigned Notary Public, personally appeared Robert Hilliard, to me known to be the individual described in and who executed the Commercial Guaranty, and acknowledged that he or she signed the Guaranty as his or her free and voluntary act and deed, for the uses and purposes therein mentioned.

Given under my hand and official seal this 12th day of May, 20 09.

By [signature] Residing at 1090 W. Huron, Waterford MI 48328

Notary Public in and for the State of ____________

My commission expires ____________

Michael James Hughes
Notary Public, State of Michigan, County of Oakland
My commission expires 04-16-2012
Acting in the County of Oakland

AUTHORIZATION FOR RELEASE OF FINANCIAL AND TAX INFORMATION

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$100,000.00	05-12-2009	05-15-2010	677313-36879			150	

References in the boxes above are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

Borrower: Diamond Heroes of SouthEast Michigan, Inc.
277 Summit Drive
Waterford, MI 48328

Lender: PEOPLES NATIONAL BANK, N.A.
BELLEVILLE
6400 W MAIN STREET
BELLEVILLE, IL 62223

The undersigned being a customer of and indebted to Peoples National Bank hereby authorizes Peoples National Bank or any officer, agent, or representative thereof to seek and obtain from any accountant, bookkeeper or tax preparer of the undersigned all financial and tax records of the undersigned and direct any such accountant, bookkeeper or tax preparer to prepare and deliver said financial or tax records of the undersigned to Peoples National Bank upon their written request.

Dated this 12th day of May, 2009.

Signature

ASSIGNMENT OF DEPOSIT ACCOUNT

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$100,000.00	05-12-2009	05-15-2010	677313-36879			150	

References in the boxes above are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

Borrower: Diamond Heroes of SouthEast Michigan, Inc.
277 Summit Drive
Waterford, MI 48328

Lender: PEOPLES NATIONAL BANK, N.A.
BELLEVILLE
6400 W MAIN STREET
BELLEVILLE, IL 62223

Grantor: Caryl R Hilliard
4965 Oak Hill Drive
Waterford, MI 48329

THIS ASSIGNMENT OF DEPOSIT ACCOUNT dated May 12, 2009, is made and executed among Caryl R Hilliard ("Grantor"); Diamond Heroes of SouthEast Michigan, Inc. ("Borrower"); and PEOPLES NATIONAL BANK, N.A. ("Lender").

ASSIGNMENT. For valuable consideration, Grantor assigns and grants to Lender a security interest in the Collateral, including without limitation the deposit accounts described below, to secure the Indebtedness and agrees that Lender shall have the rights stated in this Agreement with respect to the Collateral, in addition to all other rights which Lender may have by law.

COLLATERAL DESCRIPTION. The word "Collateral" means the following described deposit account ("Account"):

CD Account Number 19514495 with Lender with an approximate balance of $62,500.00

together with (A) all interest, whether now accrued or hereafter accruing; (B) all additional deposits hereafter made to the Account; (C) any and all proceeds from the Account; and (D) all renewals, replacements and substitutions for any of the foregoing.

CROSS-COLLATERALIZATION. In addition to the Note, this Agreement secures all obligations, debts and liabilities, plus interest thereon, of either Grantor or Borrower to Lender, or any one or more of them, as well as all claims by Lender against Borrower and Grantor or any one or more of them, whether now existing or hereafter arising, whether related or unrelated to the purpose of the Note, whether voluntary or otherwise, whether due or not due, direct or indirect, determined or undetermined, absolute or contingent, liquidated or unliquidated, whether Borrower or Grantor may be liable individually or jointly with others, whether obligated as guarantor, surety, accommodation party or otherwise, and whether recovery upon such amounts may be or hereafter may become barred by any statute of limitations, and whether the obligation to repay such amounts may be or hereafter may become otherwise unenforceable.

BORROWER'S WAIVERS AND RESPONSIBILITIES. Except as otherwise required under this Agreement or by applicable law, (A) Borrower agrees that Lender need not tell Borrower about any action or inaction Lender takes in connection with this Agreement; (B) Borrower assumes the responsibility for being and keeping informed about the Collateral; and (C) Borrower waives any defenses that may arise because of any action or inaction of Lender, including without limitation any failure of Lender to realize upon the Collateral or any delay by Lender in realizing upon the Collateral; and Borrower agrees to remain liable under the Note no matter what action Lender takes or fails to take under this Agreement.

GRANTOR'S REPRESENTATIONS AND WARRANTIES. Grantor warrants that: (A) this Agreement is executed at Borrower's request and not at the request of Lender; (B) Grantor has the full right, power and authority to enter into this Agreement and to pledge the Collateral to Lender; (C) Grantor has established adequate means of obtaining from Borrower on a continuing basis information about Borrower's financial condition; and (D) Lender has made no representation to Grantor about Borrower or Borrower's creditworthiness.

GRANTOR'S WAIVERS. Grantor waives all requirements of presentment, protest, demand, and notice of dishonor or non-payment to Borrower or Grantor, or any other party to the Indebtedness or the Collateral. Lender may do any of the following with respect to any obligation of any Borrower, without first obtaining the consent of Grantor: (A) grant any extension of time for any payment, (B) grant any renewal, (C) permit any modification of payment terms or other terms, or (D) exchange or release any Collateral or other security. No such act or failure to act shall affect Lender's rights against Grantor or the Collateral.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Grantor's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Grantor holds jointly with someone else and all accounts Grantor may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Grantor authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the Indebtedness against any and all such accounts, and, at Lender's option, to administratively freeze all such accounts to allow Lender to protect Lender's charge and setoff rights provided in this paragraph.

GRANTOR'S REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COLLATERAL. With respect to the Collateral, Grantor represents and promises to Lender that:

Ownership. Grantor is the lawful owner of the Collateral free and clear of all loans, liens, encumbrances, and claims except as disclosed to and accepted by Lender in writing.

Right to Grant Security Interest. Grantor has the full right, power, and authority to enter into this Agreement and to assign the Collateral to Lender.

No Prior Assignment. Grantor has not previously granted a security interest in the Collateral to any other creditor.

No Further Transfer. Grantor shall not sell, assign, encumber, or otherwise dispose of any of Grantor's rights in the Collateral except as provided in this Agreement.

No Defaults. There are no defaults relating to the Collateral, and there are no offsets or counterclaims to the same. Grantor will strictly and promptly do everything required of Grantor under the terms, conditions, promises, and agreements contained in or relating to the Collateral.

Proceeds. Any and all replacement or renewal certificates, instruments, or other benefits or proceeds related to the Collateral that are received by Grantor shall be held by Grantor in trust for Lender and immediately shall be delivered by Grantor to Lender to be held as part of the Collateral.

Validity; Binding Effect. This Agreement is binding upon Grantor and Grantor's successors and assigns and is legally enforceable in accordance with its terms.

Financing Statements. Grantor authorizes Lender to file a UCC financing statement, or alternatively, a copy of this Agreement to perfect Lender's security interest. At Lender's request, Grantor additionally agrees to sign all other documents that are necessary to perfect, protect, and continue Lender's security interest in the Property. Grantor will pay all filing fees, title transfer fees, and other fees and costs involved unless prohibited by law or unless Lender is required by law to pay such fees and costs. Grantor irrevocably appoints Lender to execute documents necessary to transfer title if there is a default. Lender may file a copy of this Agreement as a financing statement. If Grantor changes Grantor's name or address, or the name or address of any person granting a security interest under this Agreement changes, Grantor will promptly notify the Lender of such change.

LENDER'S RIGHTS AND OBLIGATIONS WITH RESPECT TO THE COLLATERAL. While this Agreement is in effect, Lender may retain the rights to possession of the Collateral, together with any and all evidence of the Collateral, such as certificates or passbooks. This Agreement will remain in effect until (a) there no longer is any Indebtedness owing to Lender; (b) all other obligations secured by this Agreement have been fulfilled; and (c) Grantor, in writing, has requested from Lender a release of this Agreement.

LENDER'S EXPENDITURES. If any action or proceeding is commenced that would materially affect Lender's interest in the Collateral or if Grantor fails to comply with any provision of this Agreement or any Related Documents, including but not limited to Grantor's failure to discharge or pay when due any amounts Grantor is required to discharge or pay under this Agreement or any Related Documents, Lender on Grantor's behalf may (but shall not be obligated to) take any action that Lender deems appropriate, including but not limited to discharging or paying all taxes, liens, security interests, encumbrances and other claims, at any time levied or placed on the Collateral and paying all costs for insuring, maintaining and preserving the Collateral. All such expenditures incurred or paid by Lender for such purposes will then bear interest at the rate charged under the Note from the date incurred or paid by Lender to the date of repayment by Grantor. All such expenses will become a part of the Indebtedness and, at Lender's option, will (A) be payable on demand; (B) be added to the balance of the Note and be apportioned among and be payable with any installment payments to become due during either (1) the term of any applicable insurance policy; or (2) the remaining term of the Note; or (C) be treated as a balloon payment which will be due and payable at the Note's maturity. The Agreement also will secure payment of these amounts. Such right shall be in addition to all other rights and remedies to which Lender may be entitled upon Default.

LIMITATIONS ON OBLIGATIONS OF LENDER. Lender shall use ordinary reasonable care in the physical preservation and custody of any certificate or passbook for the Collateral but shall have no other obligation to protect the Collateral or its value. In particular, but without limitation, Lender shall have no responsibility (A) for the collection or protection of any income on the Collateral; (B) for the preservation of rights against issuers of the Collateral or against third persons; (C) for ascertaining any maturities, conversions, exchanges, offers, tenders, or similar matters relating to the Collateral; nor (D) for informing the Grantor about any of the above, whether or not Lender has or is deemed to have knowledge of such matters.

REINSTATEMENT OF SECURITY INTEREST. If payment is made by Borrower, whether voluntarily or otherwise, or by guarantor or by any third party, on the Indebtedness and thereafter Lender is forced to remit the amount of that payment (A) to Borrower's trustee in bankruptcy or to any similar person under any federal or state bankruptcy law or law for the relief of debtors, (B) by reason of any judgment, decree or order of any court or administrative body having jurisdiction over Lender or any of Lender's property, or (C) by reason of any settlement or compromise of any claim made by Lender with any claimant (including without limitation Borrower), the Indebtedness shall be considered unpaid for the purpose of enforcement of this Agreement and this Agreement shall continue to be effective or shall be reinstated, as the case may be, notwithstanding any cancellation of this Agreement or of any note or other instrument or agreement evidencing the Indebtedness and the Collateral will continue to secure the amount repaid or recovered to the same extent as if that amount never had been originally received by Lender, and Grantor shall be bound by any judgment, decree, order, settlement or compromise relating to the Indebtedness or to this Agreement.

DEFAULT. Each of the following shall constitute an Event of Default under this Agreement:

Payment Default. Borrower fails to make any payment when due under the Indebtedness.

Other Defaults. Borrower or Grantor fails to comply with or to perform any other term, obligation, covenant or condition contained in this Agreement or in any of the Related Documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower or Grantor.

Default in Favor of Third Parties. Borrower, any guarantor or Grantor defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's, any guarantor's or Grantor's property or ability to perform their respective obligations under this Agreement or any of the Related Documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or Grantor or on Borrower's or Grantor's behalf under this Agreement or the Related Documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Defective Collateralization. This Agreement or any of the Related Documents ceases to be in full force and effect (including failure of any collateral document to create a valid and perfected security interest or lien) at any time and for any reason.

Death or Insolvency. The death of Borrower or Grantor or the dissolution or termination of Borrower's or Grantor's existence as a going business, the insolvency of Borrower or Grantor, the appointment of a receiver for any part of Borrower's or Grantor's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower or Grantor.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or Grantor or by any governmental agency against any collateral securing the Indebtedness. This includes a garnishment of any of Borrower's or Grantor's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower or Grantor as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower or Grantor gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the Indebtedness or Guarantor dies or becomes incompetent or revokes or disputes the validity of, or liability under, any Guaranty of the Indebtedness.

Adverse Change. A material adverse change occurs in Borrower's or Grantor's financial condition, or Lender believes the prospect of payment or performance of the Indebtedness is impaired.

Insecurity. Lender in good faith believes itself insecure.

RIGHTS AND REMEDIES ON DEFAULT. Upon the occurrence of an Event of Default, or at any time thereafter, Lender may exercise any one or more of the following rights and remedies, in addition to any rights or remedies that may be available at law, in equity, or otherwise:

Accelerate Indebtedness. Lender may declare all Indebtedness of Borrower to Lender immediately due and payable, without notice of any kind to Borrower or Grantor.

Application of Account Proceeds. Lender may take directly all funds in the Account and apply them to the Indebtedness. If the Account is subject to an early withdrawal penalty, that penalty shall be deducted from the Account before its application to the Indebtedness, whether the Account is with Lender or some other institution. Any excess funds remaining after application of the Account proceeds to the Indebtedness will be paid to Borrower or Grantor as the interests of Borrower or Grantor may appear. Borrower agrees, to the extent permitted by law, to pay any deficiency after application of the proceeds of the Account to the Indebtedness. Lender also shall have all the rights of a secured party under the Illinois Uniform Commercial Code, even if the Account is not otherwise subject to such Code concerning security interests, and the parties to this Agreement agree that the provisions of the Code giving rights to a secured party shall nonetheless be a part of this Agreement.

Transfer Title. Lender may effect transfer of title upon sale of all or part of the Collateral. For this purpose, Grantor irrevocably appoints Lender as Grantor's attorney-in-fact to execute endorsements, assignments and instruments in the name of Grantor and each of them (if more than one) as shall be necessary or reasonable.

Other Rights and Remedies. Lender shall have and may exercise any or all of the rights and remedies of a secured creditor under the provisions of the Illinois Uniform Commercial Code, at law, in equity, or otherwise.

Deficiency Judgment. If permitted by applicable law, Lender may obtain a judgment for any deficiency remaining in the Indebtedness due to Lender after application of all amounts received from the exercise of the rights provided in this section.

Election of Remedies. Except as may be prohibited by applicable law, all of Lender's rights and remedies, whether evidenced by this Agreement or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor under this Agreement, after Grantor's failure to perform, shall not affect Lender's right to declare a default and exercise its remedies.

Cumulative Remedies. All of Lender's rights and remedies, whether evidenced by this Agreement or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor under this Agreement, after Grantor's failure to perform, shall not affect Lender's right to declare a default and to exercise its remedies.

MISCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Agreement:

Amendments. This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement. No alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

Attorneys' Fees; Expenses. Grantor agrees to pay upon demand all of Lender's costs and expenses, including Lender's attorneys' fees and Lender's legal expenses, incurred in connection with the enforcement of this Agreement. Lender may hire or pay someone else to help enforce this Agreement, and Grantor shall pay the costs and expenses of such enforcement. Costs and expenses include Lender's attorneys' fees and legal expenses whether or not there is a lawsuit, including attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Grantor also shall pay all court costs and such additional fees as may be directed by the court.

Caption Headings. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

Governing Law. **This Agreement will be governed by federal law applicable to Lender and, to the extent not preempted by federal law, the laws of the State of Illinois without regard to its conflicts of law provisions. This Agreement has been accepted by Lender in the State of Illinois.**

Choice of Venue. If there is a lawsuit, Grantor agrees upon Lender's request to submit to the jurisdiction of the courts of ST CLAIR County, State of Illinois.

Joint and Several Liability. All obligations of Borrower and Grantor under this Agreement shall be joint and several, and all references to Grantor shall mean each and every Grantor, and all references to Borrower shall mean each and every Borrower. This means that each Borrower and Grantor signing below is responsible for all obligations in this Agreement.

No Waiver by Lender. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Grantor, shall constitute a waiver of any of Lender's rights or of any of Grantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

Notices. Any notice required to be given under this Agreement shall be given in writing, and shall be effective when actually delivered, when actually received by telefacsimile (unless otherwise required by law), when deposited with a nationally recognized overnight courier, or, if mailed, when deposited in the United States mail, as first class, certified or registered mail postage prepaid, directed to the addresses shown near the beginning of this Agreement. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. For notice purposes, Grantor agrees to keep Lender informed at all times of Grantor's current address. Unless otherwise provided or required by law, if there is more than one Grantor, any notice given by Lender to any Grantor is deemed to be notice given to all Grantors.

Power of Attorney. Grantor hereby appoints Lender as its true and lawful attorney-in-fact, irrevocably, with full power of substitution to do the following: (1) to demand, collect, receive, receipt for, sue and recover all sums of money or other property which may now or hereafter become due, owing or payable from the Collateral; (2) to execute, sign and endorse any and all claims, instruments, receipts, checks, drafts or warrants issued in payment for the Collateral; (3) to settle or compromise any and all claims arising under the Collateral, and in the place and stead of Grantor, to execute and deliver its release and settlement for the claim; and (4) to file any claim or claims or to take any action or institute or take part in any proceedings, either in its own name or in the name of Grantor, or otherwise, which in the discretion of Lender may seem to be necessary or advisable. This power is given as security for the Indebtedness, and the authority hereby conferred is and shall be irrevocable and shall remain in full force and effect until renounced by Lender.

Severability. If a court of competent jurisdiction finds any provision of this Agreement to be illegal, invalid, or unenforceable as to any circumstance, that finding shall not make the offending provision illegal, invalid, or unenforceable as to any other circumstance. If feasible, the offending provision shall be considered modified so that it becomes legal, valid and enforceable. If the offending provision cannot be so modified, it shall be considered deleted from this Agreement. Unless otherwise required by law, the illegality, invalidity, or unenforceability of any provision of this Agreement shall not affect the legality, validity or enforceability of any other provision of this Agreement.

Successors and Assigns. Subject to any limitations stated in this Agreement on transfer of Grantor's interest, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns. If ownership of the Collateral becomes vested in a person other than Grantor, Lender, without notice to Grantor, may deal with Grantor's successors with reference to this Agreement and the Indebtedness by way of forbearance or extension without releasing Grantor from the obligations of this Agreement or liability under the Indebtedness.

Survival of Representations and Warranties. All representations, warranties, and agreements made by Grantor in this Agreement shall survive the execution and delivery of this Agreement, shall be continuing in nature, and shall remain in full force and effect until such time as Borrower's Indebtedness shall be paid in full.

Time is of the Essence. Time is of the essence in the performance of this Agreement.

Waive Jury. All parties to this Agreement hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by any party against any other party.

DEFINITIONS. The following capitalized words and terms shall have the following meanings when used in this Agreement. Unless specifically stated to the contrary, all references to dollar amounts shall mean amounts in lawful money of the United States of America. Words and terms used in the singular shall include the plural, and the plural shall include the singular, as the context may require. Words and terms not otherwise defined in this Agreement shall have the meanings attributed to such terms in the Uniform Commercial Code:

Account. The word "Account" means the deposit accounts described in the "Collateral Description" section.

Agreement. The word "Agreement" means this Assignment of Deposit Account, as this Assignment of Deposit Account may be amended or modified from time to time, together with all exhibits and schedules attached to this Assignment of Deposit Account from time to time.

Borrower. The word "Borrower" means Diamond Heroes of SouthEast Michigan, Inc. and includes all co-signers and co-makers signing the Note and all their successors and assigns.

Collateral. The word "Collateral" means all of Grantor's right, title and interest in and to all the Collateral as described in the Collateral Description section of this Agreement.

Default. The word "Default" means the Default set forth in this Agreement in the section titled "Default".

Event of Default. The words "Event of Default" mean any of the events of default set forth in this Agreement in the default section of this Agreement.

Grantor. The word "Grantor" means Caryl R Hilliard.

Guarantor. The word "Guarantor" means any guarantor, surety, or accommodation party of any or all of the Indebtedness.

Guaranty. The word "Guaranty" means the guaranty from Guarantor to Lender, including without limitation a guaranty of all or part of the Note.

Indebtedness. The word "Indebtedness" means the indebtedness evidenced by the Note or Related Documents, including all principal and interest together with all other indebtedness and costs and expenses for which Borrower is responsible under this Agreement or under any of the Related Documents. Specifically, without limitation, Indebtedness includes all amounts that may be indirectly secured by the Cross-Collateralization provision of this Agreement.

Lender. The word "Lender" means PEOPLES NATIONAL BANK, N.A., its successors and assigns.

Note. The word "Note" means the Note executed by Diamond Heroes of SouthEast Michigan, Inc. in the principal amount of $100,000.00 dated May 12, 2009, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of, and substitutions for the note or credit agreement.

Property. The word "Property" means all of Grantor's right, title and interest in and to all the Property as described in the "Collateral Description" section of this Agreement.

Related Documents. The words "Related Documents" mean all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, security deeds, collateral mortgages, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.

BORROWER AND GRANTOR HAVE READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS ASSIGNMENT OF DEPOSIT ACCOUNT AND AGREE TO ITS TERMS. THIS AGREEMENT IS DATED MAY 12, 2009.

GRANTOR:

X Caryl R Hilliard

Caryl R Hilliard, Individually

BORROWER:

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

By: ______________________________
Robert Hilliard, President of Diamond Heroes of SouthEast Michigan, Inc.

LENDER:

PEOPLES NATIONAL BANK, N.A.

X ______________________________
Authorized Signer

EXHIBIT 6.20

PROMISSORY NOTE AND RELATED SECURITY AGREEMENT BETWEEN COMPANY AND DICKINSON WRIGHT PLLC DATED AUGUST 20, 2009

SECURED PROMISSORY NOTE

$264,772.41 August 20, 2009

For value received, the undersigned DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC., a Michigan corporation ("Maker"), promises to pay to the order of Dickinson Wright PLLC, a Michigan professional limited liability company ("Payee") at 38525 Woodward Avenue, Suite 2000, Bloomfield Hills, Michigan 48304, or at such other place as the Payee may designate in writing, the principal sum of Two Hundred Sixty Four Thousand, Seven Hundred Seventy Two Dollars and Forty-One Cents ($264,772.41) in lawful money of the United States, said sum to bear interest and be payable as follows:

Interest shall accrue at the rate of three percent (3%) per annum on the unpaid principal balance of this Note. This Note shall mature and the entire unpaid Principal shall be due and payable on December 30, 2009.

This Note may be prepaid, in whole or in part, at any time by Maker without penalty or premium. Any such prepayment(s) shall be applied first against accrued interest and thereafter against principal. Notwithstanding the above maturity date, Maker agrees to make a prepayment in the amount of $250,000 upon achieving the Minimum Offering in its $5 million offering under Regulation A.

Maker hereby waives demand for payment, notice of non-payment, presentment, notice of dishonor, protest, notice of protest, notice of acceleration or any other notice, except as otherwise provided herein.

This Note is secured by those assets listed in that Security Agreement between Maker and Holder of even date herewith.

This Note is binding upon the successors and assigns of the Maker. This Note and the enforceability, legality, validity and performance of the terms hereof shall be governed by, determined and construed in accordance with the laws of the State of Michigan and any court action arising from this Note shall be maintained only in a state or federal court sitting in the State of Michigan having proper jurisdiction.

DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.
("Maker")

By: Robert Allbritton

Title: President & CEO

Date: 08-20-09

ANNARBOR 37670-1 109545

SECURITY AGREEMENT

This Security Agreement is made on August 20, 2009, between **DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.**, a Michigan corporation ("Debtor"), and **Dickinson Wright PLLC**, a Michigan professional limited liability company ("Secured Party").

1. In order to secure Debtor's obligations under that certain Secured Promissory Note, of even date herewith, by and between the parties hereto (the "Note") and any future indebtedness that the Debtor may incur with the Secured Party, Debtor grants Secured Party a continuing security interest in the Debtor's: (1) furniture and equipment now owned or hereafter acquired wherever located; (2) accounts, chattel paper and general intangibles now owned or hereafter acquired, including accounts receivables; (3) inventory now owned or hereafter acquired; (4) right, title and interests in Debtor's membership interest in Frontier Professional Baseball, Inc., an Ohio non-profit corporation (the "League"), and all accounts receivable, choses in action, general intangibles, and rights to payment now owned or hereafter acquired by Maker in connection with or arising from its status as a member of the League; and (5) products and proceeds realized from the assets described in the foregoing items (1)-(4), subject to any prior liens and security interests in any of the foregoing (the "Collateral").

2. Debtor warrants that: (i) it is the sole owner of the Collateral; and (ii) all verbal or written descriptions of the Collateral furnished to Secured Party are correct and complete. Debtor will, so long as this Security Agreement is in effect, keep the Collateral in good working order and repair, reasonable wear excepted. Secured Party may inspect the Collateral at any time and will be named as a loss payee on any insurance coverage maintained by Debtor relating thereto. Debtor will not, nor will it permit, any transfer, sale or other disposition of any Collateral from Debtor's address, except for sales in the ordinary course of business.

3. In the event Debtor defaults in any of the obligations under the Note, this Security Agreement or any future instrument that evidences as security interest in connection with indebtedness owed by the Debtor to the Secured Party, Secured Party may exercise all of the rights and remedies upon default provided for under the Uniform Commercial Code as enacted in the State of Michigan. Any notice required to be given to the Debtor shall be deemed reasonable if delivered to the Debtor at least ten (10) days prior to the date of any sale or other intended disposition. Expenses of retaking, holding, preparing for sale, and selling shall include Secured Party's attorney's fees and legal costs. This Security Agreement shall remain in effect until all of Debtor's obligations under the Note and any other indebtedness to the Secured Party have been fully paid and satisfied. This Security Agreement shall be binding upon the Debtor's successors and assigns. This Security Agreement is construed and governed by the laws of the State of Michigan. Secured Party may record this agreement or any related forms relating to the same with any governmental agency.

4. Secured Party hereby agrees that the security interest provided hereunder shall be subordinate to any security interest given by the Debtor in favor of Timana, LLC, Kadry Property Management, LLC and Evan Meier.

The parties have executed this Security Agreement as of the date first above written.

"Debtor"
DIAMOND HEROES OF
SOUTHEAST MICHIGAN, INC.

By: [signature]
Its: President & CEO

ANNARBOR 37670-1 109548

EXHIBIT 9

ESCROW AGREEMENT (AMENDED)

ESCROW AGREEMENT

THIS SUBSCRIPTION ESCROW AGREEMENT (as the same may be amended or modified from time to time pursuant hereto, this "Escrow Agreement") is made and entered into as of August 10, 2009, by and between Diamond Heroes of Southeast Michigan, Inc., a Michigan corporation ("Issuer") and JPMorgan Chase Bank, National Association (the "Escrow Agent").

WHEREAS, the Issuer intends to raise funds from certain investors (the "Subscribers"), relating to the subscription for and sale of shares of common stock ("Shares") of the Issuer, with a minimum investment required of 125,000 Shares (the "Minimum Subscription Amount"), at a price of $ 10 per Share;

WHEREAS, from time to time prior to the closing of the offering (the "Offering"), the Subscribers will complete subscription documents (a "Subscription Agreement") to purchase Shares and send payment for such Shares to the Issuer, and the Issuer shall then forward such payments to the Escrow Agent within 24 hours of receipt of such payments from the Subscribers;

WHEREAS, the Issuer desires to deposit such funds contributed by the Subscribers with the Escrow Agent, to be held until such time the Offering closes or otherwise in accordance with the terms of this Escrow Agreement (the "Fund"); and

WHEREAS, the Offering and this Escrow Agreement are subject to review and approval by the Michigan Department of Energy, Labor and Economic Growth, Office of Financial and Insurance Regulation, Securities Division (the "Administrator").

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. **Appointment.** The parties hereby appoint the Escrow Agent as their escrow agent for the purposes set forth herein, and the Escrow Agent hereby accepts such appointment under the terms and conditions set forth herein. The Issuer represents, warrants and covenants that at all times during the term of this Escrow Agreement less than twenty-five percent (25%) of the subscribers will be benefit plan investors as defined in 29 CFR 2510.3-101.

2. **Fund.** During the term of this Escrow Agreement, the Fund shall be invested in a cash compensation account at JPMorgan Chase Bank, N.A. ("Cash Compensation Account") or a successor or similar investment offered by the Escrow Agent, unless otherwise instructed in writing by the parties and as shall be acceptable to the Escrow Agent. Cash Compensation Accounts have rates of compensation that may vary from time to time based on market conditions. Written investment instructions, if any, shall specify the type and identity of the investments to be purchased and/or sold. The Escrow Agent is hereby authorized to execute purchases and sales of investments through the facilities of its own trading or capital markets operations or those of any affiliated entity. The Escrow Agent or any of its affiliates may receive compensation with respect to any investment directed hereunder including without limitation charging an agency fee in connection with each transaction. The parties recognize and agree that the Escrow Agent will not provide supervision, recommendations or advice relating to either the investment of moneys held in the Fund or the purchase, sale, retention or other disposition of any investment described herein. The Escrow Agent shall not have any liability for any loss sustained as a result of any investment in an investment made pursuant to the terms of this Escrow Agreement or as a result of any liquidation of any investment prior to its maturity or for the failure of the parties to give the Escrow Agent instructions to invest or reinvest the Fund. The Escrow Agent shall have the right to liquidate any investments held in order to provide funds necessary to make required payments under this Escrow Agreement. Until the Escrow Agent releases the proceeds to the Issuer under the terms of this Escrow Agreement, creditors of the Issuer, affiliates of the Issuer, associates of the Issuer and any underwriters of the Issuer do not have any claims on the escrow deposits.

3. **Disposition and Termination.** The Issuer agrees to notify the Escrow Agent in writing of the closing date of the offering (the "Offering Closing Date") and whether or not the Issuer received subscriptions for the Minimum Subscription Amount. Upon receipt of such written notification the following procedure will take place. If the Issuer has received subscriptions for the Minimum Subscription Amount by the Offering Closing Date, the escrow deposits will be promptly paid to or credited to the account of, or otherwise transferred to the Issuer pursuant to instructions from the Issuer. Escrow Agent will notify the Administrator of the release of escrow deposits at the time of release. If the Issuer has not received subscriptions for the Minimum Subscription Amount, the Escrow Agent shall be provided with a list containing the amount received from each subscriber whose funds have been deposited with the Escrow Agent (with respect to each subscriber the "Subscriber Investment Amount"), the amount of interest accrued for each Subscriber Investment Amount, and the name, address and Taxpayer Identification Number ("TIN") of each subscriber. The aggregate of all Subscriber Investment Amounts shall be equal to the amount of the escrow deposits on the Offering Closing Date. The Escrow Agent shall directly distribute to each subscriber the appropriate Subscriber Investment Amount, together with any interest or investment income earned thereon, pursuant to written instructions of the Issuer within 30 days of receipt of the information described in this Section 3, without deducting any of Escrow Agent's fees or expenses therefrom. Upon delivery of the escrow deposits by the Escrow Agent, this Escrow Agreement shall terminate, subject to the provisions of Sections 6 and 7 which shall survive such termination.

4. **Escrow Agent.** (a) The Escrow Agent shall have only those duties as are specifically and expressly provided herein, which shall be deemed purely ministerial in nature, and no other duties shall be implied. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of, nor have any requirements to comply with, the terms and conditions of any other agreement, instrument or document related to the Offering, in connection herewith, if any, including without limitation the Subscription Agreement (the "Underlying Agreement"), nor shall the Escrow Agent be required to determine if any person or entity has complied with any such agreements, nor shall any additional obligations of the Escrow Agent be inferred from the terms of such agreements, even though reference thereto may be made in this Escrow Agreement. In the event of any conflict between the terms and provisions of this Escrow Agreement and those of the Underlying Agreement or any other agreement between the parties, the terms and conditions of this Escrow Agreement shall control. The Escrow Agent may rely upon and shall not be liable for acting or refraining from acting upon any written notice, document, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the Issuer without inquiry and without requiring substantiating evidence of any kind. The Escrow Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document, notice, instruction or request. The Escrow Agent shall have no duty to solicit any payments which may be due it nor shall the Escrow Agent have any duty or obligation to confirm or verify the accuracy or correctness of any amounts deposited with it hereunder. The Escrow Agent shall provide access to and copies of the records with regard to the Fund upon the Administrator's request and approval by the Issuer.

(b) The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it in good faith except to the extent that a final adjudication of a court of competent jurisdiction determines that the Escrow Agent's gross negligence or willful misconduct was the primary cause of any loss to the Issuer. The Escrow Agent may execute any of its powers and perform any of its duties hereunder directly or through attorneys and shall be liable only for its gross negligence or willful misconduct (as finally adjudicated in a court of competent jurisdiction) in the selection of any such attorney. The Escrow Agent may consult with counsel, accountants and other skilled persons to be selected and retained by it. The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with, or in reliance upon, the advice or opinion of any such counsel, accountants or other skilled persons. In the event that the Escrow Agent shall be uncertain or believe there is some ambiguity as to its duties or rights hereunder or shall receive instructions, claims or demands from any party hereto which, in its opinion, conflict with any of the provisions of this Escrow Agreement, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow until it shall be given a direction in writing by the Issuer which eliminates such ambiguity or uncertainty to the satisfaction of Escrow Agent or by a final and non-appealable order or judgment of a court of competent jurisdiction. The Issuer agrees to pursue any redress or recourse in connection with any dispute without making the Escrow Agent a party to the same. Anything in this Escrow Agreement to the contrary notwithstanding, in no event shall the Escrow Agent be liable for special, incidental, punitive, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action. Any liability of the Escrow Agent under this Escrow Agreement will be limited to the amount of fees paid to the Escrow Agent.

5. **Succession.** (a) The Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving thirty (30) days advance notice in writing of such resignation to the Issuer specifying a date when such resignation shall take effect. If the Issuer has failed to appoint a successor escrow agent prior to the expiration of thirty (30) days following receipt of the notice of resignation, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon all of the parties hereto. Escrow Agent's sole responsibility after such thirty (30) day notice period expires shall be to hold the escrow deposits and to deliver the same to a designated substitute escrow agent, if any, or in accordance with the directions of a final order or judgment of a court of competent jurisdiction, at which time of delivery Escrow Agent's obligations hereunder shall cease and terminate, subject to the provisions of Sections 7 and 8 hereunder. The Escrow Agent shall have the right to withhold an amount equal to any amount due and owing to the Escrow Agent, plus any costs and expenses the Escrow Agent shall reasonably believe may be incurred by the Escrow Agent in connection with the termination of the Escrow Agreement.

(b) Any entity into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any entity to which all or substantially all the escrow business may be transferred, shall be the Escrow Agent under this Escrow Agreement without further act.

6. **Compensation and Reimbursement.** Issuer agrees to pay the Escrow Agent for the services to be rendered hereunder, which unless otherwise agreed in writing shall be in the amounts and at the times specified in Schedule 2 attached hereto, and (b) pay or reimburse the Escrow Agent upon request for all expenses, disbursements and advances, including, without limitation reasonable attorney's fees and expenses, incurred or made by it in connection with the preparation, negotiation, execution, performance, delivery, modification and termination of this Escrow Agreement, not to exceed $3,000, without the written consent of Issuer. Notwithstanding the previous sentence, the Issuer agrees that there shall be no limit on indemnification costs or expenses that would be due and payable to the Escrow Agent or reimbursable to the Escrow Agent in regards to the Escrow Agent's indemnification rights in accordance with Section 7 hereunder.

7. **Indemnity.** The Issuer shall indemnify, defend and save harmless the Escrow Agent and its affiliates and their respective successors, assigns, directors, officers, managers, attorneys, accountants, experts, agents and employees (the "Indemnitees") from and against any and all losses, damages, claims, liabilities, penalties, judgments, settlements, actions, suits, proceedings, litigation, investigations, costs or expenses (including, without limitation, the fees and expenses of in house or outside counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively "Losses") arising out of or in connection with (a) the Escrow Agent's execution and performance of this Escrow Agreement, tax reporting or withholding, the enforcement of any rights or remedies under or in connection with this Escrow Agreement, or as may arise by reason of any act, omission or error of the Indemnitee, except in the case of any Indemnitee to the extent that such Losses are finally adjudicated by a court of competent jurisdiction to have been primarily caused by the gross negligence or willful misconduct of such Indemnitee, or (b) compliance by the Escrow Agent with any instructions or other directions, from the Issuer. The Issuer hereby acknowledges that the foregoing Indemnities shall survive the resignation, replacement or removal of the Escrow Agent or the termination of this Escrow Agreement. The Issuer hereby grants the Escrow Agent a lien on, right of set-off against and security interest in, the Fund for the payment of any claim for indemnification, fees, expenses and amounts due hereunder. In furtherance of the foregoing, the Escrow Agent is expressly authorized and directed, but shall not be obligated, to charge against and withdraw from the Fund for its own account or for the account of an Indemnitee any amounts due to the Escrow Agent or to an Indemnitee under this Section 7. The obligations contained in this Section 7 shall survive the termination of this Escrow Agreement and the resignation, replacement or removal of the Escrow Agent.

8. Patriot Act Disclosure/Taxpayer Identification Numbers/Tax.

(a) **Patriot Act Disclosure.** Section 326 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act") requires the Escrow Agent to implement reasonable procedures to verify the identity of any person that opens a new account with it.

Accordingly, the parties acknowledge that Section 326 of the USA PATRIOT Act and the Escrow Agent's identity verification procedures require the Escrow Agent to obtain information which may be used to confirm the Issuer's identity, including without limitation name, address and organizational documents ("Identifying Information"). The Issuer agrees to provide the Escrow Agent with and consents to the Escrow Agent obtaining from third parties any such Identifying Information required as a condition of opening an account with or using any service provided by the Escrow Agent.

(b) **Taxpayer Identification Numbers ("TINs").** (i) The Issuer has provided the Escrow Agent with its fully executed Internal Revenue Service ("IRS") Form W-8, or W-9 and/or other required documentation. The Issuer represents that its correct TIN assigned by the IRS, or any other taxing authority, is set forth in the delivered forms, as well as in the Substitute IRS Form W-9 set forth on the signature page of this Agreement.

(ii) In addition, all interest or other income earned under the Escrow Agreement shall be allocated to Issuer and reported, as and to the extent required by law, by the Escrow Agent to the IRS, or any other taxing authority, on IRS Form 1099 or 1042S (or other appropriate form) as income earned from the Escrow Deposit by Issuer whether or not said income has been distributed during such year. Any tax returns required to be filed will be prepared and filed by Issuer with the IRS and any other taxing authority as required by law. The Issuer acknowledges and agrees that Escrow Agent shall have no responsibility for the preparation and/or filing of any income, franchise or any other tax return with respect to the escrow deposits or the Account. The Parties further acknowledge and agree that any taxes payable from the income earned on the investment of any sums held in the Escrow Deposit shall be paid by Issuer. In the absence of written direction from the Parties, all proceeds of the Fund shall be retained in the Fund and reinvested from time to time by the Escrow Agent as provided in this Agreement. Escrow Agent shall withhold any taxes it deems appropriate, including but not limited to required withholding in the absence of proper tax documentation, and shall remit such taxes to the appropriate authorities.

9. **Notices.** All communications hereunder shall be in writing and shall be deemed to be duly given and received:

(a) upon delivery, if delivered personally, or upon confirmed transmittal, if by facsimile;
(b) on the next Business Day (as hereinafter defined) if sent by overnight courier; or
(c) four (4) Business Days after mailing if mailed by prepaid registered mail, return receipt requested, to the appropriate notice address set forth below or at such other address as either party hereto may have furnished to the other party in writing by registered mail, return receipt requested.

If to Issuer	Diamond Heroes of Southeast Michigan, Inc. 277 Summit Drive Waterford, Michigan 48328 Attention: Robert A. Hilliard Tel No.: (248) 681-0700 Fax No.:
If to the Escrow Agent	JPMorgan Chase Bank, N.A. Clearance and Agency Services 420 W. Van Buren, Mail Code IL1-0113 Attention: Fax No.: (312) 954-0430
If to Administrator:	Daniel Feinberg Securities Counsel Office of Financial and Insurance Regulation Securities Section 611 W. Ottawa Street, 3rd Floor Lansing, MI 48933

Notwithstanding the above, in the case of communications delivered to the Escrow Agent pursuant to (a), (b) and (c) of this Section 9, such communications shall be deemed to have been given on the date received by an officer of the Escrow Agent or any employee of the Escrow Agent who reports directly to any such officer at the above-referenced office. In the event that the Escrow Agent, in its sole discretion, shall determine that an emergency exists, the Escrow Agent may use such other means of communication as the Escrow Agent deems appropriate. "Business Day" shall mean any day other than a Saturday, Sunday or any other day on which the Escrow Agent located at the notice address set forth above is authorized or required by law or executive order to remain closed.

10. **Security Procedures.** In the event funds transfer instructions are given (other than in writing at the time of execution of this Escrow Agreement), whether in writing, by facsimile or otherwise, the Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to the person or persons designated on schedule I hereto ("Schedule I"), and the Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. Each funds transfer instruction shall be executed by an authorized signatory, a list of such authorized signatories is set forth on Schedule I. The persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by the Escrow Agent. If the Escrow Agent is unable to contact any of the authorized representatives identified in Schedule I, the Escrow Agent is hereby authorized to seek confirmation of such instructions by telephone call-back to any one or more of Issuer's executive officers, ("Executive Officers"), as the case may be, which shall include the titles of President and Treasurer, as the Escrow Agent may select. Such Executive Officer shall deliver to the Escrow Agent a fully executed incumbency certificate, and the Escrow Agent may rely upon the confirmation of anyone purporting to be any such officer. The Escrow Agent and the beneficiary's bank in any funds transfer may rely solely upon any account numbers or similar identifying numbers provided by Issuer to identify (a) the beneficiary, (b) the beneficiary's bank, or (c) an intermediary bank. The Escrow Agent may apply any of the escrowed funds for any payment order it executes using any such identifying number, even when its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary's bank or an intermediary bank designated. The Issuer acknowledges that these security procedures are commercially reasonable.

11. **Compliance with Court Orders.** In the event that any escrow property shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the property deposited under this Escrow Agreement, the Escrow Agent is hereby expressly authorized, in its sole discretion, to obey and comply with all writs, orders or decrees so entered or issued, which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction, and in the event that the Escrow Agent obeys or complies with any such writ, order or decree it shall not be liable to any of the parties hereto or to any other person, entity, firm or corporation, by reason of such compliance notwithstanding such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

12. **Miscellaneous.** The provisions of this Escrow Agreement may be waived, altered, amended or supplemented, in whole or in part, only by a writing signed by the Escrow Agent and the Issuer. Neither this Escrow Agreement nor any right or interest hereunder may be assigned in whole or in part by the Escrow Agent or Issuer, except as provided in Section 5, without the prior consent of the other party. This Escrow Agreement shall be governed by and construed under the laws of the State of Michigan. The Issuer irrevocably waives any objection on the grounds of venue, forum non-conveniens or any similar grounds and irrevocably consents to service of process by mail or in any other manner permitted by applicable law and consents to the jurisdiction of the courts located in the State of Michigan. The Issuer further hereby waives any right to a trial by jury with respect to any lawsuit or judicial proceeding arising or relating to this Escrow Agreement. No party to this Escrow Agreement is liable to any other party for losses due to, or if it is unable to perform its obligations under the terms of this Escrow Agreement because of, acts of God, fire, war, terrorism, floods, strikes, electrical outages, or other causes reasonably beyond its control. This Escrow Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All signatures of the parties to this Escrow Agreement may be transmitted by facsimile, and such facsimile will, for all purposes, be deemed to be the original signature of such party whose signature it reproduces, and will be binding upon such

party. If any provision of this Escrow Agreement is determined to be prohibited or unenforceable by reason of any applicable law of a jurisdiction, then such provision shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof, and any such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provisions in any other jurisdiction. A person who is not a party to this Agreement shall have no right to enforce any term of this Agreement. The Issuer represents, warrants and covenants that each document, notice, instruction or request provided by the Issuer to Escrow Agent shall comply with applicable laws and regulations. Where, however, the conflicting provisions of any such applicable law may be waived, they are hereby irrevocably waived by the parties hereto to the fullest extent permitted by law, to the end that this Escrow Agreement shall be enforced as written. Except as expressly provided in Section 7 above, nothing in this Escrow Agreement, whether express or implied, shall be construed to give to any person or entity other than the Escrow Agent and Issuer any legal or equitable right, remedy, interest or claim under or in respect of this Escrow Agreement or any funds escrowed hereunder.

IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement as of the date set forth above.

Tax Certification: Taxpayer Identification Number (TIN): Social Security Number **Date:** 08-10-09

or

Employee Identification Number

Name & Address: Diamond Heroes of Southeast Michigan Inc 26 4513466

277 Summit Drive

Waterford, MI 48328

Customer is a (check one):

Corporation ✓ **Partnership**___ **Individual/sole proprietor**___ **Trust**___
Limited liability company___ **Enter the tax classification (D=disregarded entity, C=Corporation, P=Partnership**___
Other ________

Taxpayer is (check if applicable):

___ Exempt from backup withholding

Under the penalties of perjury, the undersigned certifies that:

(1) ***the number shown above is its correct Taxpayer Identification Number (or it is waiting for a number to be issued to it);***

(2) ***it is not subject to backup withholding because: (a) it is exempt from backup withholding or (b) it has not been notified by the Internal Revenue Service (IRS) that it is subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified it that it is no longer subject to backup withholding; and***

(3) ***It is a U.S. citizen or other U.S. person (defined in the Form W-9 instructions).***

(If the entity is subject to backup withholding, cross out the words after the (2) above.)

Investors who do not supply a tax identification number will be subject to backup withholding in accordance with IRS regulations.

Note: The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

ISSUER
DIAMOND HEROES OF SOUTHEAST MICHIGAN, INC.

By: [signature]

Name: Robert A. Hilliard

Title: President

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

as Escrow Agent

By:____________________________

Name: Christopher Koenig

Asst. Vice President

Title: ____________________________

ANNARBOR 37670-1 106976v5

Kevin M Ryan (312) 954-0078
kevin.m.ryan@jpmorgan.com

SCHEDULE 1

Telephone Number(s) and authorized signature(s) for
Person(s) Designated to Give Funds Transfer Instructions on Behalf of Issuer

Name	Telephone Number	Signature
1. Robert A. Hiliard	(248) 681-0700	[signature]
2. Timothy Birtsas	(248) 249-3707	[signature]
3. ~~Jaqueline~~ Jocelyn Price	(248) 681-0700	[signature]

Telephone Number(s) for Call-Backs and
Person(s) Designated to Confirm Funds Transfer Instructions

Name	Telephone Number
1. Robert A. Hilliard	(248) 681-0700
2. Timothy Birtsas	(248) 249-3707
3. ~~Jaqueline~~ Jocelyn Price	(248) 681-0700

All funds transfer instructions must include the signature of the person(s) authorizing said funds transfer and must not be the same person confirming said transfer. Inasmuch as you are the only employee in your office who can confirm wire transfers, we will call you to confirm any federal funds wire transfer payment order purportedly issued by you. Your continued issuance of payment orders to us and confirmation in accordance with this procedure will constitute your agreement (1) to the callback security procedure outlined herein and (2) that the security procedure outlined herein constitutes a commercially reasonable method of verifying the authenticity of payment orders.

JPMorgan

Schedule 2
Escrow Agent's Compensation:

New Account Acceptance Fee **$500**
One-time fee payable upon Account Opening

Annual Administrative Fee . . . . **see below schedule**
Payable upon Account Opening and in Advance
of each year of service as Escrow Agent

Annual Fee:

# of Investors	Cost
1-50	$3,500
51-100	$3,500
101-250	$6,000
251-500	$8,500
501-750	$11,000
751-1,000	$13,500
1,001-1,500	$18,500
1,501-2,000	$23,500
2,000-2,500	$28,500

Failed Subscription Processing . . . . **$15 per Subscriber**
Payable only upon failure to receive the Minimum
Subscription Amount

The Annual Administrative Fee will cover the Bank's standard Escrow services including, but not limited to, account setup, safekeeping of assets, investment of funds, collection of income and other receipts, preparation of statements comprising account activity and asset listing, and distribution of assets in accordance with the specific terms of the Escrow Agreement. These fees cover a full year, or any part thereof, and thus are not prorated in the year of termination. The account will be invoiced in the month in which the account is opened and annually thereafter. Payment of the invoice is due 30 days following receipt.

Out-of-Pocket Expenses:

Any reasonable out-of-pocket expenses including attorney's fees will be considered extraordinary services for which related costs, transaction charges, and additional fees will be billed at cost.

Modification of Fees:

Circumstances may arise necessitating a change in the foregoing fee schedule. The Bank will maintain the fees at a level that is fair and reasonable in relation to the responsibilities assumed and the duties performed.

EXHIBIT 10

CONSENT OF CERTIFIED PUBLIC ACCOUNTANTS, HAUSWIRTH MONCREIF, PLLC

HAUSWIRTH+MONCRIEF

Accountants' Consent

We hereby consent to the use of our report dated August 19, 2009 on the financial statements of Baseball Heroes of Oakland County, LP for the year ended December 31, 2008. Such report is being included in an Offering Statement to be filed by Baseball Heroes of Oakland County, LP under Regulation A of the Securities Act of 1933.

Hauswirth + Moncrief PLLC

Auburn Hills, MI
August 19, 2009

691 NORTH SQUIRREL ROAD/SUITE 100/AUBURN HILLS, MI 48326/248 239.0900 *tele*/248 239.0910 *fax*/*hauswirthmoncrief.com*

EXHIBIT 11

OPINION OF DICKINSON WRIGHT PLLC RE LEGALITY OF SHARES OFFERED (AMENDED)

DICKINSON WRIGHT PLLC

301 E. Liberty, Suite 500
Ann Arbor, Michigan 48104-2266
Telephone: (734) 623-7075
Facsimile: (734) 623-1625
http://www.dickinsonwright.com

August 19, 2009

Via First Class Mail

Board of Directors
Diamond Heroes of Southeast Michigan, Inc.
277 Summit Drive
Waterford, MI 48328

Re: Offering of Securities Pursuant to Regulation A

Ladies & Gentlemen:

We have acted as legal counsel for Diamond Heroes of Southeast Michigan, Inc. (the "Company") in connection with a proposed offering under the Offering Statement to which this opinion is appended as Exhibit 11 ("Offering Statement") and the Subscription Agreement included in the Offering Statement as Exhibit 4 (the "Subscription Agreement") of up to 500,000 of the Company's common shares ("Shares") pursuant to an exemption from registration afforded by §3(b) of the Securities Act of 1933, as amended ("the Act"), and Regulation A promulgated thereunder ("Regulation A Offering").

In rendering this opinion, we have examined originals or copies certified or otherwise identified to our satisfaction of the Articles of Incorporation and Bylaws of the Company, Minutes of the Company's Board of Directors for a meeting held on March 24, 2009, a Consent Resolution of the Company's Board of Directors dated March 31, 2009, a Certificate of Good Standing issued by the State of Michigan Department of Energy, Labor & Economic Growth, Bureau of Commercial Services – Corporate Division dated August 12, 2009 ("Good Standing Certificate"), the Offering Statement, the Subscription Agreement, the Company's specimen common share certificate included in the Offering Statement as Exhibit 3 ("Share Certificate"), and such other corporate records, agreements, and other instruments and certificates of public officials and of officers and other representatives of the Company, and such other documents and have made such other investigations as we have deemed necessary or appropriate in connection with the opinions hereinafter set forth.

As to various questions of fact material to our opinion, we have relied upon such certificates of public officials and representations of directors, officers, and other representatives of the Company as we have deemed necessary. We have assumed, without investigation, that any certificates on which we have relied that were given or dated earlier than the date of this letter continue to remain accurate, insofar as relevant to such opinion, from such earlier date through and including the date of this letter.

In rendering this opinion, we have assumed the genuineness and authenticity of all signatures on original documents, the authenticity of all documents submitted to us as copies, and the conformity to original documents of all copies; the accuracy, completeness, and authenticity of certificates of public officials; and the due authorization, execution, and delivery of all documents where authorization, execution, and delivery are prerequisites to the effectiveness of such documents. We have also assumed that all individuals executing and delivering documents had the legal capacity to so execute and deliver.

Based and relying upon the foregoing and subject to the limitations, qualifications, and assumptions expressed in this opinion, we are of the opinion that:

1. The Company is a corporation, validly existing and in good standing under the laws of the State of Michigan.

2. The Shares covered by the Offering Statement have been duly authorized and, when issued and delivered in accordance with the Offering Statement, will be validly issued, fully paid, and non-assessable.

Our opinions expressed herein are subject to bankruptcy, insolvency, and other similar laws affecting the rights and remedies of creditors generally and general principles of equity.

We have not reviewed for purposes of this opinion, and this opinion does not address: any ERISA laws, rules, or regulations; any Federal or state securities or "blue sky" laws, rules, or regulations; any Federal or state banking laws, rules, or regulations; any laws relating to fiduciary duties; or any Federal, state, or local taxation laws, rules, or regulations.

This opinion is limited in all respects to matters arising under the law of the State of Michigan, including, without limitation, all applicable statutory provisions of Michigan law, any applicable provisions of the Constitution of the State of Michigan, and all reported judicial decisions interpreting those laws. We do not purport to be experts in or to express any opinion concerning the law of any jurisdiction other than the State of Michigan.

In connection with the opinion expressed in Paragraph 1 above, we have exclusively relied upon the Good Standing Certificate. In connection with the opinions expressed in Paragraph 2 above, we have assumed that each certificate evidencing the Shares will be signed by appropriately authorized officers of the Company, will conform to the Share Certificate, and will be delivered to and paid for by each subscriber in accordance with the terms of the Offering Statement, as qualified by order of the U.S. Securities and Exchange Commission ("SEC") under the Act, and the Subscription Agreement.

This opinion is predicated solely upon laws and regulations in existence as of the current date and as they currently apply and to the facts as they currently exist. We assume no obligation to revise or supplement this opinion should such matters change by legislative action, judicial decision, or otherwise. This opinion is limited to the matters set forth herein, and no opinion is intended to be implied or may be inferred beyond those expressly stated herein.

We hereby consent to the filing of this opinion as an exhibit to the Form 1-A Regulation A Offering Statement filed on even date hereof with the SEC and the State of Michigan Department of Energy, Labor, and Economic Growth, Office of Financial and Insurance Regulation - Securities Division. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

Dickinson Wright PLLC

MTR/WEE/JKL/jkt

ANNARBOR 37670-2 106329v3